As filed with the Securities and Exchange Commission on August 21, 2019

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

RIVER FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

ALABAMA	6022	46-1422125
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2611 Legends Drive

Prattville, Alabama 36066

(334) 290-1012

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jimmy Stubbs

Chief Executive Officer

2611 Legends Drive

Prattville, Alabama 36066

(334) 290-1012

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Waters, Esq. Jones Walker LLP 420 20th Street North, Suite 1100 Birmingham, Alabama 35203 (205) 244-5210	Ralph F. MacDonald, III, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, Georgia 30309-3053 (404) 581-8622

Approximate Date of Commencement of Proposed Sale of the Securities to the Public:

As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the enclosed proxy statement / prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 143-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Common stock, par value $1.00 per share	779,121(1)	N/A	$10,510,035	$1,273.82

(1)

This Registration Statement relates to the common stock of River Financial Corporation (the “Registrant”) issuable to holders of common stock of Trinity Bancorp, Inc. (“Trinity”) in the proposed merger of Trinity with and into the Registrant. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and Rule 457(f)(3) of the Securities Act of 1933 (the “Securities Act”) by: (i) multiplying $9.52, the book value per share of Trinity common stock as of June 30, 2019, times 1,745,853 shares, the number of shares of Trinity common stock outstanding; and (ii) subtracting from such product $6,110,486, the fixed cash portion of the merger consideration to be paid by the Registrant to the holders of Trinity common stock exchanged in the merger in accordance with Rule 457(h)(1). Trinity is a private company and no public market exists for its equity securities. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares as may become issuable as a result of stock splits, stock dividends, or similar transactions.

(2)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained in this joint proxy statement / prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION DATED AUGUST 21, 2019

Joint Proxy Statement / Prospectus

Trinity Bancorp, Inc.

River Financial Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On behalf of the board of directors of Trinity Bancorp, Inc. (“Trinity”) we are pleased to deliver this joint proxy statement / prospectus for the merger of Trinity with and into River Financial Corporation (“River Financial”). Immediately following the merger of Trinity with and into River Financial, Trinity Bank, an Alabama banking corporation, Trinity’s wholly-owned subsidiary, will be merged with and into River Financial’s wholly-owned subsidiary, River Bank & Trust, an Alabama banking corporation.

If the merger is completed, shareholders of Trinity will receive, in exchange for each outstanding share of Trinity common stock held of record, 0.44627 of a share of River Financial common stock, and $3.50 in cash. Shares of River Financial common stock, par value $1.00 per share, currently outstanding will continue to be held by River Financial shareholders without change. River Financial expects to issue a total of 779,121 shares of its common stock in the merger.

The shares of Trinity common stock are not currently traded publicly on any organized market. River Financial common stock is traded in privately negotiated transactions and is also thinly traded on the OTC Pink Open Market (RVFR). River Financial is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

As a holder of Trinity common stock, you will be asked at the meeting of Trinity shareholders to be held on                     , 2019 to vote, among other things, to approve the Agreement and Plan of Merger by and between River Financial and Trinity (the “Merger Agreement”). Approval of the Merger Agreement requires the affirmative vote of two-thirds of the shares of Trinity common stock outstanding, assuming that a quorum is present.

The Trinity board of directors unanimously recommends that Trinity common shareholders vote “FOR” the approval of the Merger Agreement.

This document describes the meeting, the merger, the documents related to the merger and other related matters. Please read carefully this entire document, including “Risk Factors” beginning on page 20 for a discussion of the risks relating to the proposed merger and owning River Financial common stock after the merger.

/s/ Carey Slay
Carey Slay Chairman of the Board Trinity Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the River Financial common stock to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The shares of River Financial common stock to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement / prospectus is dated                     , 2019, and it is first being mailed to Trinity shareholders, along with the enclosed proxy card, on or about                     , 2019.

REFERENCES TO ADDITIONAL INFORMATION

River Financial has filed certain documents and important business and financial information with the Securities and Exchange Commission that have not been included in or delivered with this proxy statement / prospectus. This information is available to you without charge upon your written or oral request. You can obtain such documents and information by requesting them in writing or by telephone or email from River Financial at the following addresses:

River Financial Corporation

2611 Legends Drive

Prattville, Alabama 36066

Phone: (334) 290-1012

Email: rhallman@riverbankandtrust.com

Attn:    Rebecca Hallman

You will not be charged for any of these documents that you request. IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO NO LATER THAN FIVE BUSINESS DAYS BEFORE THE ANNUAL MEETING, i.e., by                     , 2019 IN ORDER TO RECEIVE THEM BEFORE THE ANNUAL MEETING.

We have not authorized anyone to provide any information other than that contained in, or incorporated by reference into, this document. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information in this document is accurate only as of the date of the notice of the meeting or such other date as is specified. You should assume that the information incorporated by reference into this document is only accurate as of the date of such document or such other date as is specified. Neither the mailing of this document to Trinity shareholders nor the issuance by River Financial of shares of River Financial common stock in connection with the merger will create any implication to the contrary.

Information on the websites of River Financial or Trinity, or any subsidiary of River Financial or Trinity, is not part of this document. You should not rely on such information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Trinity has been provided by Trinity and information contained in this document regarding River Financial, as well as all pro forma information, has been provided by River Financial.

See “Where You Can Find More Information” on page      of this proxy statement / prospectus for more information about the documents referred to in this proxy statement / prospectus.

TRINITY BANCORP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on                     , 2019

On                     , 2019, Trinity Bancorp, Inc. (“Trinity”) will hold its Annual Meeting of Shareholders at Trinity Bank located at 1479 W. Main Street, Dothan, Alabama 36305 at          p.m., local time, to consider and vote upon the following matters:

1.	a proposal to approve the Agreement and Plan of Merger, dated as of June 4, 2019, by and between River Financial Corporation (“River Financial”) and Trinity (the “Merger Agreement”);

2.

a proposal to elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors of Trinity to serve one-year term (provided that, if the merger referred to in proposal 1 is consummated, the terms will end pursuant to the merger);

3.	a proposal to approve the adjournment of the meeting, if necessary or appropriate, in the event that there are not sufficient votes at the time of the meeting to approve the Merger Agreement; and

4.	any other business properly brought before the meeting or any adjournment or postponement thereof but which is not now anticipated.

The Trinity board of directors recommends that you vote “FOR” the proposals 1, 2 and 3 above. No proposal is conditioned upon the approval of any other proposal.

The accompanying proxy statement / prospectus describes the terms and conditions of the merger agreement and includes the complete text of the merger agreement as Annex A. We urge you to read the enclosed materials carefully for a complete description of the merger agreement and the merger. The accompanying proxy statement / prospectus forms a part of this notice.

The Trinity board of directors has fixed the close of business on                     , 2019, as the record date for the meeting. Only Trinity shareholders of record at that time are entitled to notice of, and, if a holder of Trinity common stock, to vote at, the meeting, or any adjournment or postponement of the meeting. Approval of the merger proposal requires the affirmative vote of two-thirds of the outstanding shares of Trinity common stock and each of the other proposals requires the affirmative vote of a majority of the votes cast, in all cases assuming that a quorum is present.

Alabama law provides that shareholders may dissent from the merger and demand that Trinity pay the fair cash value, as defined by law, for their shares instead of receiving the consideration offered to shareholders in connection with the merger. A copy of the Alabama law governing dissenters rights is attached as Annex C hereto. If shareholders holding more than 5% of the outstanding shares of common stock of Trinity common stock dissent from the merger and demand appraisal rights, the merger will not be consummated unless that condition for closing is waived by River Financial. Dissenting shareholders will not receive appraisal rights if the merger is not consummated. For more information, See “The Merger—Dissenters’ Appraisal Rights in the Merger” beginning on page     .

Whether or not you plan to attend the meeting, please submit your proxy with voting instructions. Please vote as soon as possible by submitting your proxy card by mail or in person. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum. Any holder of record of Trinity common stock who is present at the meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the meeting in the manner described in the proxy statement / prospectus.

By Order of the Board of Directors

, 2019	Carey Slay Chairman of the Board

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES PROMPTLY.

Annex A	Agreement and Plan of Merger, dated as of June 4, 2019, by and between River Financial Corporation and Trinity Bancorp, Inc.

Annex B	Opinion of Porter White Capital, LLC

Annex C	Alabama Business Corporation Act regarding Dissenter’s Rights of Appraisal

i

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Trinity shareholder’s meeting and the merger. We urge you to read carefully the remainder of this document (including the risk factors beginning on page     ) because the information in this section may not provide all the information that might be important to you in determining how to vote. Throughout this document, we refer to Trinity Bancorp, Inc. as “Trinity” and River Financial Corporation as “River Financial,” and, generally, references to River Financial include River Bank & Trust (sometimes referred to as “River Bank”), and references to Trinity include Trinity Bank. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	What are holders of Trinity common stock being asked to vote on?

A:

Holders of Trinity common stock are being asked to vote (1) to approve the agreement and plan of merger by and between River Financial and Trinity, (2) to elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors of Trinity to serve a one-year term (provided that, if the merger referred to in proposal 1 is consummated, the terms will end pursuant to the merger agreement) and (3) to approve the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement. Throughout the remainder of this proxy statement / prospectus, the agreement and plan of merger is referred to as the “merger agreement.” In the merger, Trinity will be merged with and into River Financial, and River Financial will be the continuing corporation. Immediately following the merger of Trinity with and into River Financial, Trinity’s subsidiary bank, Trinity Bank, will merge with and into River Financial’s subsidiary bank, River Bank & Trust, and River Bank & Trust will be the continuing bank. References to the “merger” refer to the merger of Trinity with and into River Financial, unless the context clearly indicates otherwise. Unless marked otherwise on the proxy card, the proxy also grants discretionary authority to the proxy holders to vote, in their discretion, on any other matter that may come before the meeting. We do not know of any other business that may come before the meeting.

Q:	What will I receive if the merger is completed?

A:

If you are a shareholder of Trinity, you will receive for each share of Trinity common stock that you own $3.50 in cash and 0.44627 of a share of River Financial common stock. Shareholders of River Financial will retain their shares of River Financial common stock unchanged.

Q:	What do holders of Trinity common stock need to do now?

A:

After you have carefully read this document and have decided how you wish to vote your Trinity shares, indicate on your proxy card how you want your shares to be voted with respect to (1) the approval of the merger agreement, (2) the election of the proposed directors and (3) the approval of the adjournment of the Trinity meeting, if necessary or appropriate, to solicit additional proxies. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible to Trinity at 1479 West Main Street, Dothan, Alabama 36301. Submitting your proxy by mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Trinity meeting. Your proxy card must be received prior to the meeting on                     , 2019, in order to be counted. If you would like to attend the Trinity meeting, see “Can I attend the Trinity meeting and vote my shares in person?”

Q:	Why is my vote as a holder of Trinity common stock important?

A:

If you do not vote by proxy or vote in person at the Trinity meeting, it will be more difficult for Trinity to obtain the necessary quorum to hold its meeting. In addition, approval of the merger agreement requires the affirmative vote of two-thirds of the shares of common stock outstanding, assuming that a quorum is present. Thus, shares not voted in effect count as “no” votes for the merger proposal. The Trinity board of directors recommends that you vote to approve the merger agreement.

Q:	If my shares are held in street name by my broker, or in an individual retirement account, how will my shares be voted?

A:

Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares will not be voted and will not count toward a quorum. In addition, the custodian of your individual retirement account (“IRA”) will vote on the proposals to be presented in accordance with your account agreement. You should contact your IRA custodian about the terms of your IRA agreement.

Q:	Can I attend the meeting and vote my shares in person?

A:

Yes. All holders of Trinity common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Trinity meeting. If you are a holder of record of common stock of Trinity as of the record date, you can vote in person at the meeting. If you choose to vote in person at the meeting and if you are a registered shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you must obtain and bring a broker representation letter in your name from your bank, broker or other holder of record and proof of identity. Everyone who attends the meeting must abide by the rules for the conduct of the meeting, which will be announced and determined by the Chair. At the appropriate time during the meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at that time to receive a ballot to record your vote. Even if you plan to attend the meeting, Trinity encourages you to vote by proxy so your vote will be counted if you later decide not to attend the meeting.

Q:	Is the merger expected to be taxable to Trinity shareholders?

A:

We expect that to the extent Trinity shareholders receive River Financial common stock in the merger, such shareholders will not be subject to U.S. federal income tax on that portion of the merger consideration at the time of the merger. However, Trinity shareholders will be subject to U.S. federal income tax on any gain realized on the exchange of their shares of Trinity common stock for the merger consideration for U.S. federal income tax purposes to the extent they receive cash in the merger. Trinity shareholders will also be subject to U.S. federal income tax with respect to cash received on account of dissenters’ rights and cash received in lieu of a fractional share of River Financial common stock. You should read “Material U.S. Federal Income Tax Consequences of the Merger to Trinity Shareholders” beginning on page      for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific U.S. federal income tax consequences of the merger to you, as well as the estate, gift, state, local or non-U.S. tax consequences of the merger.

Q:	Can I change or revoke my vote?

A:

Yes. You may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally appearing and choosing to vote at the meeting, if you are the shareholder of record, or you obtain and bring a broker representation letter in your name from your bank, broker or the holder of record and, in all cases, you bring proof of identity; (2) by written notification to Trinity, which is received prior to the exercise of the proxy; or (3) by a subsequent proxy executed by the person executing the prior proxy and presented at the meeting. Trinity shareholders may send their written revocation letter to Trinity Bancorp, Inc., Attention: Robbin Thompson, 1479 West Main Street, Dothan, Alabama 36301. Any shareholder entitled to vote in person at the Trinity meeting may vote in person regardless of whether a proxy previously has been given, but the mere presence of a shareholder at the meeting will not by itself constitute revocation of a previously given proxy.

Q:	Should I send in my stock certificates now?

A:

No. As a Trinity shareholder, you should not send in your Trinity stock certificates at this time. After completion of the merger, River Financial will cause instructions to be sent to you for exchanging Trinity stock certificates for shares of River Financial common stock and cash. Please do not send in your stock certificates with your proxy card.

Q:	Whom can I contact if I cannot locate my Trinity stock certificate(s)?

A:

If you are unable to locate your original Trinity stock certificate(s), you should contact Robbin Thompson at 1479 West Main Street, Dothan, Alabama 36301. Generally, merger consideration for lost certificates cannot be delivered except upon the making of an affidavit confirming such certificate to be lost, stolen or destroyed and the posting of a bond in such amount as River Financial may determine is reasonably necessary as indemnity against any claim that may be made with respect to such lost certificate.

Q:	When do you expect to complete the merger?

A:

We currently expect to complete the merger during the fourth quarter of 2019. However, we cannot assure you when or if the merger will occur. We must, among other things, first obtain the approvals of holders of Trinity common stock and the required regulatory approvals, or waivers thereof, described below in “The Merger—Regulatory Approvals” beginning on page     .

Q:	Will I be able to sell the River Financial common stock I receive pursuant to the merger?

A:

The River Financial common stock is traded in privately negotiated transactions and is thinly traded on the OTC Pink Open Market, and an active liquid market for the stock may not develop after the merger.

Q:	Do I have any dissenters’ rights in connection with the merger?

A:

Yes, Trinity shareholders have dissenters’ rights of appraisal in connection with the merger. Under Alabama law, if you follow the prescribed procedures, you may dissent from the merger and receive the fair value of your common stock. To perfect your dissenters’ rights, you must follow precisely the required statutory procedures. If the merger is consummated, then to the extent you are successful in pursuing your dissenters’ rights, you will be paid cash for your common stock, and such cash payment may produce taxable income for you. Please carefully review the information under the heading “The Merger—Dissenters’ Appraisal Rights in the Merger,” beginning on page     .

Q:	What approvals are required?

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System, or the Federal Reserve, the Federal Deposit Insurance Corporation, or the FDIC, and the Alabama State Banking Department, or the ASBD. River Financial has filed all required documents and notices with the regulators. Although we do not know of any reason why we would be unable to obtain the necessary regulatory approvals, their timing and related conditions or commitments cannot be predicted. River Financial and Trinity will proceed expeditiously and cooperate fully in the procurement of all necessary consents and approvals, or waivers thereof, and the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary for consummation of the merger.

Q:	Whom should I call with questions?

A:	You may contact Robbin Thompson by telephone at (334) 702-2265.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement / prospectus and the documents that are made part of this proxy statement / prospectus by reference to other documents filed with the Securities and Exchange Commission, which is referred to in this proxy statement / prospectus as the SEC, include various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about River Financial and Trinity that are subject to risks and uncertainties. This document reflects management’s current views and estimates of future economic circumstances, industry conditions, company performance, and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause River Financial’s, Trinity’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. Forward-looking statements speak only as of the date they are made and neither River Financial nor Trinity assumes any duty to update forward-looking statements.

In addition to factors previously disclosed in reports filed with the SEC and those identified elsewhere herein, forward-looking statements include, but are not limited to, statements about (1) the expected benefits of the transaction between River Financial and Trinity and between River Bank & Trust and Trinity Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, (2) River Financial’s and Trinity’s plans, objectives, expectations and intentions and other statements contained herein that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “may,” “will,” “should,” “predict,” “continue” and “potential” or the negative of these terms or words of similar meaning generally are intended to identify forward-looking statements, (3) statements related to the expected timing of the closing of the merger, (4) the expected returns and other benefits of the merger to shareholders, (3) expected improvement in operating efficiency resulting from the merger, (5) estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, (6) the impact on and timing of the recovery of the impact on tangible book value, and (7) the effect of the merger on River Financial’s capital ratios. The statements are based upon the current beliefs and expectations of River Financial’s and Trinity’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, the forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	difficulty in integrating the businesses of River Financial and Trinity including additional time and costs that may be involved;

•	inability to realize the expected growth opportunities or costs savings from the merger;

•	loss of expected revenues following the transaction as a result of losses of customers or other reasons;

•	greater than anticipated deposit attrition, operating costs, customer loss and business disruption following the transaction, including possible loss of relationships with employees;

•	slower than expected governmental approvals, or waivers thereof, of the transaction or certain conditions to be satisfied post-merger that are not expected;

•	possible modification of the terms of the proposed transaction to satisfy such regulatory approvals, waivers or conditions;

•	reputational risks and the reaction of the companies’ customers to the transaction;

•	diversion of management time on merger related issues;

•	changes in asset quality and credit risk;

•	inflation;

•	customer acceptance of the combined company’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	the introduction, withdrawal, success and timing of business initiatives;

•	the impact, extent, and timing of technological changes;

•	a weakening of the economies in which the combined company will conduct operations and the resulting effect on its operating results;

•	changes in the U.S. legal and regulatory framework which could adversely affect the operating results of the combined company;

•	compressed margins in the interest rate environment which could adversely affect net interest income;

•	increased competition from other financial services companies in the combined company’s markets;

•	failure to realize the cost savings and any revenue synergies from the merger;

•	disruption from the merger with customers, suppliers, employee or other business partners relationships;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the failure to obtain the necessary approvals by the shareholders of Trinity;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing of the merger;

•	the risk that the integration of Trinity’s operations into the operations of River Financial will be materially delayed or will be more costly or difficult than expected;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by River Financial’s issuance of additional shares of its common stock in the merger transaction;

•	business disruptions as a result of the integration of the merging banks, including possible loss of customers;

•	diversion of management time to address transaction-related issues;

•	changes in asset quality and credit risk as a result of the merger;

•	changes in customer borrowing, repayment, investment and deposit behaviors and practices; and

•	the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Additional factors that could cause River Financial’s, Trinity’s or the combined company’s results to differ materially from those described in the forward-looking statements can be found in River Financial’s and Trinity’s audited financial statements and the risk factors discussed at page     . All subsequent written and oral forward-looking statements concerning River Financial, Trinity or the proposed merger or other matters and attributable to River Financial, Trinity or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. River Financial and Trinity do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

This summary highlights the material information from this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document including “Risk Factors” at page      and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page     . We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

In the Merger, Holders of Trinity Common Stock Will Have a Right to Receive Cash and Shares of River Financial Common Stock (page     )

Trinity is proposing the merger of Trinity with River Financial. If the merger is completed, Trinity will merge with and into River Financial, with River Financial being the continuing company, and Trinity common stock will no longer be outstanding. Under the terms of the merger agreement, holders of Trinity common stock outstanding as of the effective date of the merger will have a right to receive for each share of Trinity common stock held immediately prior to the merger $3.50 in cash and 0.44627 of a share of River Financial common stock.

River Financial will not issue any fractional shares of River Financial common stock in the merger. Instead, a holder of Trinity common stock who otherwise would have received a fraction of a share of River Financial common stock will receive an amount in cash determined by multiplying the fraction of a share of River Financial common stock to which the holder would otherwise be entitled by $27.00, subject to certain adjustments outlined in the merger agreement.

Shareholders of River Financial will continue to hold their shares of River Financial common stock, which will be unchanged by the merger.

The merger agreement between River Financial and Trinity governs the merger. The merger agreement is included in this document as Annex A. Please read the merger agreement carefully in its entirety. All descriptions in this summary and elsewhere in this proxy statement / prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

River Financial Shareholders Will Retain Their Shares of River Financial Common Stock After the Merger.

Alabama law does not require that shareholders of River Financial vote to approve the merger. Shareholders of River Financial will retain their shares of River Financial common stock in the merger. River Financial had 5,705,082 shares of common stock outstanding as of June 30, 2019 and will issue 779,121 shares in the merger.

We Expect the Merger Will Be a Non-Taxable Transaction to Trinity Shareholders to the Extent River Financial Common Stock is Received (page     )

It is a condition to completion of the merger (which may be waived by Trinity) that Trinity receive a legal opinion of its counsel Jones Day (or, if Jones Day is unwilling or unable to issue the opinion, a reasonably acceptable alternative counsel) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes. The opinion will not bind the Internal Revenue Service, or the IRS, or any court, each of which could successfully assert that the merger should be treated as a fully taxable transaction for U.S. federal income tax purposes.

Generally, assuming that the merger qualifies as a reorganization, for U.S. federal income tax purposes, we expect that Trinity shareholders participating in the merger will recognize gain, but not loss, as a result of the exchange of shares of Trinity common stock. The amount of gain recognized by each Trinity shareholder generally will be equal to the lesser of: (1) the amount of cash received; and (2) the excess of (x) the fair market value of the River Financial common stock and the amount of cash received over (y) such Trinity shareholder’s tax basis in its surrendered Trinity common stock. Any gain will be characterized as capital gain if the stock held otherwise meets the definition of a capital asset under the Code.

For a more complete discussion of the U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger to Trinity Shareholders” starting on page     . Tax matters can be complicated and the tax consequences of the merger to any particular Trinity shareholder will depend on that shareholder’s particular tax situation. Accordingly, Trinity stockholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the merger to them, as well as the estate, gift, state, local or non-U.S. tax consequences of the merger.

Accounting Treatment of Merger (page     )

The merger will be accounted for as an “acquisition,” as that term is used under accounting principles generally accepted in the United States of America, for accounting and financial reporting purposes.

Comparative Market Prices and Share Information (page     )

Neither the shares of River Financial common stock nor Trinity common stock are publicly traded except that River Financial common stock is thinly traded on the OTC Pink Open Market. Shares of such common stock, when traded, have been infrequently traded in privately negotiated transactions, and transactions may have occurred at prices with which managements of River Financial and Trinity are not aware. As of June 30, 2019, the approximate book value per share of River Financial was $20.98 and of Trinity was $9.52.

Porter White Capital, LLC Has Provided an Opinion to the Trinity Board of Directors Regarding the Merger Consideration (page      and Annex B)

On June 4, 2019, Porter White Capital, LLC, or Porter White, rendered its opinion to the board of directors of Trinity, that, as of such date and based upon and subject to the factors and assumptions described to the Trinity board of directors during its presentation and set forth in its written opinion, the consideration to be paid to the holders of Trinity common stock in the proposed merger was fair, from a financial point of view, to holders of Trinity common stock. The full text of Porter White’s written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement / prospectus and is incorporated by reference herein. Trinity shareholders are urged to read the opinion in its entirety. Pursuant to an engagement letter between Trinity and Porter White, Porter White received a retainer of $10,000 and received consideration in the amount of $25,000 for the delivery of its fairness opinion. At the earlier of i) the time the merger is completed or ii) termination of the merger agreement, we will pay Porter White a final advisory fee of $15,000, which is not contingent upon the completion of the merger. Porter White’s written opinion is addressed to the board of directors of Trinity, is directed only to the consideration to be paid in the merger and does not constitute a recommendation as to how any holder of Trinity common stock should vote with respect to the merger or any other matter. Porter White has consented to the use of its opinion letter dated June 4, 2019, and the references to such letter in this proxy statement / prospectus.

The Trinity Board of Directors Recommends that Holders of Trinity Common Stock Vote “FOR” the Adoption and Approval of the Merger Agreement (page     )

The Trinity board of directors believes that the merger is in the best interests of Trinity and its shareholders and has approved the merger and the merger agreement. The Trinity board of directors recommends that holders of Trinity common stock vote “FOR” the approval of the merger agreement. In reaching its decision, the Trinity board of directors considered a number of factors, which are described in “The Merger—Trinity’s Reasons for the Merger” on page     . The Trinity board of directors did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the Trinity board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Trinity board of directors may have given weights to different factors.

Trinity’s Directors and Executive Officers May Receive Additional Benefits from the Merger (page     )

When considering the information contained in this proxy statement / prospectus, including the recommendation of Trinity’s board of directors to vote to approve the merger agreement, holders of Trinity common stock should be aware that Trinity’s executive officers and members of Trinity’s board of directors may have interests in the merger that are different from, or in addition to, those of Trinity shareholders generally. These interests include indemnification, positions as certain officers and directors of River Financial, and certain employment agreements. Upon the merger’s effective date Brian McLeod, a director of Trinity, will be added to the board of directors of River Financial and Robbin Thompson, a director of Trinity, will be added to the board of directors of River Bank & Trust. At the Effective Date, River Bank & Trust shall provide employment arrangements to Robbin Thompson, Joe Sanders, and Lori Nelson. Trinity’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted and approved by holders of Trinity common stock. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Trinity’s Directors and Executive Officers in the Merger” on page     .

Holders of Trinity Common Stock Have Appraisal Rights (page     )

Appraisal rights, also referred to as dissenters’ rights, are statutory rights that, if followed under applicable law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair cash value for their shares instead of receiving the consideration offered to shareholders in connection with the merger. The holders of Trinity common stock are entitled to appraisal rights in the merger under the Alabama Business Corporation Law, which we refer to herein as the ABCL. For more information, See “The Merger—Dissenters’ Appraisal Rights in the Merger” beginning on page     .

Resale of River Financial Common Stock (page     )

The shares of River Financial common stock to be issued to the shareholders of Trinity in connection with the merger will be freely tradable by such shareholders, except that if any former Trinity shareholders are deemed to be affiliates of River Financial, they must abide by certain transfer restrictions under the Securities Act of 1933, as amended.

Conditions Exist That Must Be Satisfied or Waived for the Merger to Occur (page     )

Currently, River Financial and Trinity expect to complete the merger during the fourth quarter of 2019. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approval of holders of Trinity common stock and the receipt of all required regulatory approvals, or waivers thereof, including approval by the Federal Reserve, the FDIC and the ASBD. See “The Merger—Regulatory Approvals.”

River Financial and Trinity cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Trinity or River Financial May Terminate the Merger Agreement Under Certain Circumstances (page     )

Trinity and River Financial may mutually agree to terminate the merger agreement before completing the merger, even after Trinity shareholder approval, as long as the termination is approved by each of the Trinity and River Financial boards of directors.

The merger agreement may also be terminated in the following circumstances:

•	by River Financial or Trinity if the merger has not been completed on or before March 31, 2020;

•	by River Financial or Trinity if the requisite shareholder vote in connection with the merger agreement is not obtained;

•	by River Financial or Trinity if the requisite approvals, or waivers thereof, from the Federal Reserve, FDIC and ASBD have not been obtained;

•

by River Financial or Trinity if there is a breach of the merger agreement that would result in the failure of any of the closing conditions or a material breach of a representation, warranty, covenant or other agreement and such failure or breach cannot or has not been cured within 30 days after the breaching party receives written notice of such breach;

•

by Trinity if Trinity receives a superior proposal for another business combination, provided that, upon such termination, Trinity must pay River financial $810,000 to reimburse River Financial for its expenses; or

•

by River Financial or Trinity if (a) the board of directors of Trinity shall have recommended to its shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 20% of the outstanding shares, (b) the board of directors of Trinity shall have effected a change in its recommendation or recommended to its shareholders acceptance or approval of a superior proposal, (c) Trinity shall have notified River Financial in writing that it is prepared to accept a superior proposal, or (d) the board of directors of Trinity shall have resolved to do any of the foregoing provided that, upon such termination, Trinity must pay River financial $810,000 to reimburse River Financial for its expenses.

For a further description of these provisions, See “The Merger Agreement” on page     .

Expenses and Termination Fees (page     )

In general, each of Trinity and River Financial will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement, subject to specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, Trinity may be required to pay River Financial a termination fee of $810,000. See “The Merger Agreement—Termination Fee” beginning on page     for a complete discussion of the circumstances under which the termination fee will be required to be paid.

Regulatory Approvals Required for the Merger (page     )

Trinity and River Financial have agreed to use their reasonable best efforts to obtain all regulatory approvals, or waivers thereof, required to complete the transactions contemplated by the merger agreement. The required regulatory approvals include approval from the Federal Reserve (unless such approval is waived by the Federal Reserve), FDIC and ASBD. River Financial filed all applications and notifications believed to be necessary to obtain the required regulatory approvals, or waivers thereof.

Although we do not know of any reason why we cannot obtain the required regulatory approvals, or waivers thereof, in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of Holders of Trinity Common Stock May Change as a Result of the Merger (page     )

The rights of holders of Trinity common stock are governed by Alabama law, as well as Trinity’s articles of incorporation, and bylaws. After completion of the merger, the rights of former Trinity shareholders will continue to be governed by Alabama law but will also be governed by River Financial’s articles of incorporation and bylaws. See “Description of River Financial Common Stock” on page      and “Comparison of Shareholder Rights” on page     .

Trinity Will Hold its Annual Meeting on                     , 2019 (page     )

The Trinity meeting will be held on                     , 2019, at 1479 W. Main Street, Dothan, Alabama, at             p.m., local time. At the meeting, holders of Trinity common stock will be asked to:

•	approve the merger agreement;

•

elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors of Trinity to serve one-year terms (provided that, if the merger referred to in proposal 1 is consummated, the terms will end pursuant to the merger);

•	approve the adjournment of the meeting, if necessary or appropriate, in the event that there are not sufficient votes at the time of the meeting to approve the merger agreement; and

•	vote on any other business properly brought before the meeting or any adjournment or postponement thereof which is not now anticipated.

Record Date. Only holders of record of Trinity common stock at the close of business on                     , 2019, will be entitled to vote at the meeting. Each share of Trinity common stock is entitled to one vote. As of the record date of                     , 2019, there were              shares of Trinity common stock entitled to vote at the meeting.

Required Vote. Approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Trinity common stock, and the other proposals require the affirmative vote of a majority of the votes cast, in all cases assuming that a quorum is present.

All of the Trinity directors have entered into support agreements with River Financial pursuant to which they have agreed, in their capacity as holders of Trinity common stock, to vote all of their shares in favor of the approval of the merger agreement. As of the record date, these directors and their affiliates had the right to vote approximately 629,418 shares of Trinity common stock, or approximately 36% of the outstanding Trinity shares entitled to be voted at the meeting. We expect these individuals to vote their Trinity common stock in favor of the approval of the merger agreement in accordance with those agreements.

Information about the Companies (page     )

Trinity Bancorp, Inc.

Trinity is an Alabama corporation and a bank holding company incorporated in 2017 that is the owner of all of the outstanding capital stock of Trinity Bank, an Alabama-chartered banking corporation organized in 2006. Trinity Bank operates three banking offices in Dothan and Enterprise, Alabama. Trinity Bank’s deposits are insured by the FDIC.

The principal executive offices of Trinity are located at 1479 W. Main Street, Dothan, Alabama, and its telephone number is (334) 702-2265. Additional information about Trinity is at “Information About Trinity” on page     .

River Financial Corporation

River Financial is an Alabama corporation and a bank holding company incorporated in 2012 that is the owner of all of the outstanding capital stock of River Bank & Trust, an Alabama banking corporation, incorporated in 2006. River Bank & Trust operates 14 banking offices in Prattville, Wetumpka, Montgomery, Auburn, Opelika, Alexander City, Millbrook, Daphne, Clanton, Thorsby and Gadsden, Alabama. River Bank & Trust’s deposits are insured by the FDIC.

The principal executive offices of River Financial are located at 2611 Legends Drive, Prattville, Alabama 36066 and its telephone number is (334) 290-1012. Additional information about River Financial is included at “Information About River Financial” on page     .

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows unaudited pro forma condensed combined financial information about the financial condition and results of operations after giving effect to the merger. The unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting, and that River Financial will record the assets and liabilities of Trinity at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheets give effect to the merger as if the merger had occurred on June 30, 2019. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2019, and the year ended December 31, 2018, give effect to the merger as if the merger had become effective at January 1, 2018.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary determinations of the fair value of assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual fair values that will be recorded upon completion of the merger.

River Financial Corporation and Trinity Bancorp, Inc.

Unaudited Pro Forma Combined Condensed Balance Sheet

June 30, 2019

(in thousands, except per share amounts)

	Historical
	River Financial	Trinity	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$16,992	$2,639	(3,000	)(a)	$
			(400	)(b)
			(6,111	)(c)		10,120
Interest-bearing deposits in banks	23,493	14,773				38,266
Federal funds sold	18,020	—				18,020

Cash and cash equivalents	58,505	17,412				66,406
Certificates of deposit in banks	5,683	—				5,683
Securities available-for-sale	220,486	11,004				231,490
Loans held for sale	6,005	—				6,005
Loans, net of deferred fees	748,926	130,295	(2,606	)(d)		876,615
Less allowance for loan losses	(7,104)	(2,081)	2,081	(d)		(7,104)

Net loans	741,822	128,214				869,511

Premises and equipment, net	28,972	2,494				31 ,466
Accrued interest receivable	3,422	676				4,098
Bank owned life insurance	20,843	—				20,843
Foreclosed assets	277	121	(30	)(d)		368
Goodwill	18,293	—	10,058	(d)		28,351
Other intangible assets	4,934	—	1,580	(d)		6,514
Other assets	8,014	1,243	750	(a)
			100	(b)
			(257	)(d)		9,850

Total assets	$1,117,256	161,164				1,280,585

Liabilities
Noninterest-bearing deposits	$258,697	$30,907				289,604
Interest-bearing deposits	698,673	111,011				809,684

Total deposits	957,370	141,918				1,099,288

Securities sold under agreements to repurchase	7,149	—				7,149
Federal home loan bank advances	—	1,962				1,962
Note payable	25,388	—				25,388
Accrued interest payable and other liabilities	7,678	663				8,341

Total liabilities	997,585	144,543				1,142,128

Common stock related to 401(k) Employee Stock Ownership Plan	1,599	—				1,599

	Historical
	River Financial	Trinity	Pro Forma Adjustments		Pro Forma Combined
Stockholders’ Equity
Common stock	5,708	1,746	(1,746)	(e)
			779	(f)	6,487
Additional paid-in capital	79,776	11,643	(11,643)	(e)
			20,257	(f)	100,033
Retained earnings	32,899	3,267	(2,250)	(a)
			(3,267)	(e)	30,649
Accumulated other comprehensive loss	1,365	24	(24)	(e)	1,365
Treasury stock, at cost	(77)	(59)	59	(e)	(77)
Common stock related to 401(k) Employee Stock Ownership Plan	(1,599)	—			(1,599)

Total stockholders’ equity	118,072	16,621			136,858

Total equity	119,671	16,621			138,457

Total liabilities and stockholders’ equity	$1,117,256	$161,164			$1,280,585

(a)

Entry to reflect estimated closing costs associated with the transaction paid by River Financial prior to, or at closing. The total includes, among other things. Estimated costs for legal, accounting and advisory services and data processing conversion costs.

Estimated total costs	$3,000
Estimated income tax effect	750

Estimated impact on net stockholders’ equity	2,250

(b)

Entry to reflect estimated closing costs associated with the transaction paid by Trinity prior to, or at closing. The total includes, among other things. Estimated costs for legal, accounting and advisory services and data processing conversion costs.

Estimated total costs	$400
Estimated income tax effect	100

Estimated impact on net stockholders’ equity	300

(c)	Cash consideration paid to Trinity shareholders based on 1,745,853

shares at $3.50 per share	$6,111

(d)

Based on the estimates of fair value on the June 30, 2019 balance sheet of Trinity, River Financial would record approximately $10.1 million of goodwill. The core deposit intangible was estimated to be 1.75% of Trinity’s core deposits. An estimated discount was applied to Trinity’s total loans of 1.4% for credit discount and 0.6% for accretable discount to compute estimated fair value. An estimate discount of 25% was applied to Trinity’s foreclosed assets.

Purchase price	$27,147
Equity of Trinity	16,621
Deal charges paid by Trinity, net of tax effect	(300)
Core deposit intangible asset	1,580
Eliminate Trinity allowance for loans losses	2,081
Adjust Trinity loans to fair market value	(2,606)
Adjust Trinity foreclosed asset to fair market value	(30)
Deferred tax asset resulting from accounting marks	(257)

Adjusted equity of Trinity	17,089

Estimated goodwill	10,058

(e)	Entry to eliminate stockholders’ equity of Trinity.

(f)	Entry to record River Financial common stock issued to Trinity shareholders based on 779,121 shares issued at $27.00 per share and $1 par value per share.

River Financial Corporation and Trinity Bancorp, Inc.

Unaudited Pro Forma Combined Condensed State of Income

For the Six Months Ended June 30, 2019

	River Financial	Trinity	Pro Forma Adjustments	Pro Forma Combined
Interest and fees on loans	$19,661	$3,694	$104 (a)	$23,459
Interest and dividends on securities	2,942	121	—	3,063
Other interest income	383	163	—	546

Total interest income	22,986	3,978	104	27,068
Interest on deposits	3,163	726	—	3,889
Interest on note payable	791	—	—	791
Other interest expense	53	26	—	79

Total interest expense	4,007	752	—	4,759

Net interest income	18,979	3,226	104	22,309
Provision for loans losses	1,080	77	—	1,157

Net interest income after provision for loan losses	17,899	3,149	104	21,152
Total noninterest income	3,907	349	—	4,256
Total noninterest expense	14,986	1,997	129 (b)	17,112

Net income before income taxes	6,820	1,501	(25)	8,296
Provision for income taxes	1,451	299	(6)	1,744

Net income	$5,369	$1,202	$(19)	$6,552

Basic earnings per share	$0.94	$0.69		$1.01
Diluted earnings per share	$0.93	$0.69		$1.00
Average shares outstanding—basic	5,701,062	1,745,853		6,480,183
Average shares outstanding—diluted	5,793,553	1,745,853		6,572,674

1.	The pro forma income statements assume the merger of River Financial and Trinity occurred on January 1, 2018.
2.	The following adjustments were made to the historical income statements to reflect the purchase accounting entry and related fair market value adjustments:
(a)	Entry to record the accretable discount recognized during the period. Total accretable discount is estimated to be $782 and is amortized over 5 years using accelerated method.
(b)	Entry to record the core deposit amortization for the period. Total core deposit intangible asset is estimated to be $1,580 and is amortized over 10 years using accelerated method.
(c)	Entry to record the tax effect of the pro forma adjustments assuming a 25% tax rate.

Historical and Pro Forma Per Share Data for River Financial and Trinity

	At or For the Three Months Ended June 30, 2019	At or For the Year Ended December 31, 2018
Book value per share
River Financial	$20.98	$19.60
Trinity	$9.52	$8.67
Pro Forma combined (1)	$21.36	$20.13
Trinity merger equivalent (2)	$9.53	$8.98
Dividends declared per share
River Financial	$0.33	$0.27
Trinity	$0.00	$0.20
Pro Forma combined (3)	$0.33	$0.28
Trinity merger equivalent (2),(3)	$0.15	$0.12
Basic earnings per share
River Financial	$0.94	$1.63
Trinity	$0.69	$1.24
Pro Forma combined	$1.01	$1.78
Trinity merger equivalent (2)	$0.45	$0.79
Diluted earnings per share
River Financial	$0.93	$1.60
Trinity	$0.69	$1.23
Pro Forma combined	$1.00	$1.75
Trinity merger equivalent (2)	$0.44	$0.78

(1)	Calculated by dividing the pro forma stockholders’ equity by the pro forma shares outstanding as follows:

Pro forma stockholders’ equity (thousands)	$138,457	130,204
Pro forma shares outstanding	6,482,760	6,467,035

(2)	Calculated by multiplying the pro forma combined information by the exchange ratio of 0.44627:1.
(3)	Assumes the dividends per share declared and paid by River in 2019 and 2018 is unchanged for pro forma purposes.

River Financial Corporation and Trinity Bancorp, Inc.

Unaudited Pro Forma Combined Condensed State of Income

For the Year Ended December 31, 2018

	River Financial	Trinity	Pro Forma Adjustments	Pro Forma Combined
Interest and fees on loans	$32,812	$6,801	$255 (a)	$39,868
Interest and dividends on securities	3,587	281	—	3,868
Other interest income	286	178	—	464

Total interest income	36,685	7,260	255	44,200
Interest on deposits	3,650	1,127	—	4,777
Interest on note payable	485	—	—	485
Other interest expense	546	57	—	603

Total interest expense	4,681	1,184	—	5,865

Net interest income	32,004	6,076	255	38,335
Provision for loans losses	1,960	(241)	—	1,719

Net interest income after provision for loan losses	30,044	6,317	255	36,616
Total noninterest income	6,841	383	—	7,224
Total noninterest expense	25,996	3,840	269 (b)	30,105

Net income before income taxes	10,889	2,860	(14)	13,735
Provision for income taxes	2,383	710	(4)	3,089

Net income	$8,506	$2,150	$(10)	$10,646

Basic earnings per share	$1.63	$1.24		$1.78
Diluted earnings per share	$1.60	$1.23		$1.75
Average shares outstanding—basic	5,217,348	1,736,356		5,994,328
Average shares outstanding—diluted	5,311,074	1,741,053		6,088,054

1.	The pro forma income statements assume the merger of River Financial and Trinity occurred on January 1, 2018.
2.	The following adjustments were made to the historical income statements to reflect the purchase accounting entry and related fair market value adjustments:
(a)	Entry to record the accretable discount recognized during the period. Total accretable discount is estimated to be $765 and is amortized over 5 years using accelerated method.
(b)	Entry to record the core deposit amortization for the period. Total core deposit intangible asset is estimated to be $1,580 and is amortized over 10 years using accelerated method.
(c)	Entry to record the tax effect of the pro forma adjustments assuming a 25% tax rate.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The shares of common stock of Trinity are traded only in privately negotiated transactions, and there is no established public trading market for Trinity’s common stock. Shares of River Financial common stock are traded in privately negotiated transactions and are thinly traded on the OTC Pink Open Market (RVFR). Trading in privately negotiated transactions may often be at prices of which management is unaware.

Management of Trinity is aware of 34 trades of Trinity common stock since January 1, 2017 at prices ranging from $8.00 to $10.27 per share.

Management of River Financial is aware of 89 private trades of River Financial common stock at prices ranging from $21.00 to $31.00 per share, the most recent trade of which was on July 30, 2019 when 2,500 shares traded at $29.00 per share. The most recent price on the OTC Pink Open Market occurred at $28.00 on August 2019 when 1,000 shares were traded. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

The following chart shows the dividends paid per share of Trinity and River Financial common stock.

	Trinity*	River Financial*
2017	$0.00	$0.25
2018	$0.20	$0.27
Six Months Ended June 30, 2019	$0.00	$0.33
* Dividends are normally paid annually

The merger agreement provides that Trinity may not pay dividends on its common stock prior to completion of the merger except for dividends paid in the ordinary course of business and consistent with past practice. The board of directors of River Financial expects to pay comparable dividends, but dividends are subject to board discretion and financial performance. The payment of dividends by River Financial and Trinity is also subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. See “Supervision and Regulation—Payment of Dividends.”

As of June 30, 2019, there were approximately 164 holders of record of Trinity common stock and 790 holders of record of River Financial common stock. River Financial expects to issue 779,121 shares of its common stock to Trinity shareholders in the merger. No person, including directors, owns five percent or more of River Financial’s common stock. The board of directors and executive management of River Financial currently beneficially owns in the aggregate 16.38% of River Financial’s outstanding common stock as of June 30, 2019. Such percentage will be approximately 14.42% following the merger. See “Information About River Financial—Security Ownership of Certain Beneficial Owners and Management.”

RISK FACTORS

In addition to the other information included in or incorporated by reference into this proxy statement / prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page     , holders of Trinity common stock should consider the matters described below in determining whether to approve the merger agreement. If any of the following risks or other risks, which have not been identified or which River Financial and Trinity may believe are immaterial or unlikely, actually occur, the business, financial condition and results of operations of the combined company could be adversely affected. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to the Merger

Holders of Trinity common stock will have a reduced ownership and voting interest after the merger and may exercise less influence over management.

Holders of Trinity common stock currently have the right to vote in the election of the Trinity board of directors and on other matters affecting Trinity. When the merger occurs, each holder of Trinity common stock that receives shares of River Financial common stock will become a shareholder of River Financial with a percentage ownership of the combined organization that is smaller than such shareholder’s current percentage ownership of Trinity. As a result, holders of Trinity common stock may have less influence on the management and policies of River Financial than they now have on the management and policies of Trinity. A total of 779,121 shares of River Financial common stock will be issued to Trinity shareholders in the merger. There are currently 5,705,082 shares of River Financial common stock outstanding as of June 30, 2019. Thus, current Trinity shareholders will own in the aggregate approximately 12.02% percent of the River Financial common stock outstanding after the merger.

River Financial may not be able to successfully integrate Trinity or realize the anticipated benefits of the merger.

River Financial’s merger with Trinity involves the combination of two bank holding companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on River Financial’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. River Financial may not be able to combine the operations of Trinity with its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions of governmental actions affecting the financial industry generally may inhibit River Financial’s successful integration of Trinity.

Further, River Financial entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company throughout River Financial’s new footprint, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether River Financial integrates Trinity in an efficient and effective manner, and general competitive factors in the marketplace. River Financial also believes that its ability to successfully integrate Trinity with its operations will depend to a large degree upon its ability to retain Trinity’s existing employees. See “The Merger—Interests of Trinity Directors and Executive Officers in the Merger” beginning on page    .

River Financial’s failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact its business, financial condition and operating results. In addition, the attention and effort devoted to the integration of Trinity with River Financial’s existing operations may divert management’s attention from other important issues and could be adverse to its business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The merger consideration is fixed despite any changes in River Financial’s or Trinity’s book value or stock prices.

The book value of the River Financial common stock to be received, as well as the book value of the Trinity common stock currently owned, may vary between the date of this proxy statement / prospectus, the date of the meeting and the closing of the merger. Such variations may result from changes in the respective companies’ business, operations or prospects, regulatory considerations, general market and economic conditions or other factors. Despite any such variations, the merger consideration that Trinity’s stockholders are entitled to receive will not change, provided that, if at any time River Financial issues common stock at a price of less than $27.00, the cash value prescribed to the shares of Trinity common stock shall automatically be downward adjusted to the lowest such issuance price.

River Financial common stock is thinly traded on the OTC Pink Open Market (RVFR), and there can be no assurance that an active public market will develop.

There is no organized trading market for the shares of common stock of Trinity and River Financial Common Stock is thinly traded on the OTC Pink Open Market and is otherwise traded in privately negotiated transactions. There can be no expectation that an active public market for River Financial common stock will develop following the merger. River Financial is subject to the reporting requirements of the Securities Exchange Act of 1934. See “Comparative Market Prices and Dividends” on page     . See also, “Risks Related to Our Common Stock” below.

The merger agreement limits Trinity’s ability to pursue an alternative acquisition proposal and requires Trinity to pay a termination fee of $810,000 under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Trinity from soliciting, initiating, encouraging or facilitating certain alternative acquisition proposals with any third party, unless the directors determine in good faith (after consultation with legal and financial advisors) that (1) a proposed acquisition transaction with an entity other than River Financial would be required in order for its directors to comply with their fiduciary duties and (2) that such alternative transaction is reasonably likely to be consummated and would result in a transaction more favorable to Trinity’s shareholders from a financial point of view than the merger with River Financial. See “The Merger Agreement—No Solicitation” on page     . The merger agreement also provides for the payment by Trinity to River Financial of a termination fee in the amount of $810,000 in the event that Trinity terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Trinity from considering or proposing such an acquisition. See “The Merger Agreement—Termination Fee” on page     .

Trinity has not obtained an updated opinion from its investment banker reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

Trinity has not obtained an updated opinion as of the date of this document from Porter White, which is Trinity’s financial advisor, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger. Changes in the operations and prospects of River Financial or Trinity, general market and economic conditions and other factors which may be beyond the control of River Financial and Trinity, and on which such fairness opinion was based, may have altered the value of River Financial or Trinity or the value of shares of River Financial common stock and shares of Trinity common stock as of the date of this document, or may alter such values by the time the merger is completed. The opinion does not speak as of any date other than the date of that opinion. For a description of the opinion Trinity received from its financial advisor, please refer to “The Merger—Opinion of Trinity’s Financial Advisor” beginning on page     . For a description of the other factors considered by Trinity’s board of directors in determining to approve the merger, please refer to “The Merger—Trinity’s Reasons for the Merger” beginning on page     .

The merger is subject to the receipt of consents and approvals, or waivers thereof, from government entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals or consents, or waivers thereof, must be obtained from the Federal Reserve, the FDIC, the ASBD and other regulatory authorities. These government entities may impose conditions on the completion of the merger or the merger of Trinity Bank with River Bank & Trust, or require changes to the terms of the merger. Although River Financial and Trinity do not currently expect that any material conditions or changes would be imposed, there can be no assurances that they will not be. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals” at page     .

If the merger is not completed, Trinity will have incurred substantial expenses without realizing the expected benefits of the merger.

Trinity has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement / prospectus. If the merger is not completed, Trinity would have to recognize these expenses without realizing the expected benefits of the merger.

Trinity’s directors and certain executive officers have interests in the merger that may differ from the interests of Trinity’s shareholders including, if the merger is completed, the receipt of financial and other benefits.

Some of Trinity’s directors and certain of Trinity’s executive officers have interests in the merger that are in addition to, and may be different from, the interests of Trinity shareholders generally. For instance, upon the merger’s effective date Brian McLeod, a director of Trinity, will be added to the board of directors of River Financial and Robbin Thompson, a director of Trinity, will be added to the board of directors of River Bank & Trust. At the effective date, River Bank & Trust will also provide employment arrangements to Robbin Thompson, Joe Sanders, and Lori Nelson. See “The Merger—Interests of Trinity Directors and Executive Officers in the Merger” beginning on page      for a discussion of these interests.

The shares of River Financial common stock to be received by Trinity shareholders as a result of the merger may have different rights from the shares of Trinity common stock.

Upon completion of the merger, Trinity shareholders will become River Financial shareholders and, in such event, their rights as shareholders will be governed by the River Financial articles of incorporation and bylaws.

Both River Financial and Trinity are Alabama corporations and the rights of such shareholders are substantially the same. A comparison of the rights associated with Trinity common stock with River Financial common stock is provided at “Comparison of Shareholders’ Rights” beginning on page     .

Risks Related to the Business of River Financial

River Financial’s business is concentrated in, and largely dependent upon, the continued growth and welfare of the general geographic markets in which we operate.

Our commercial banking operations are concentrated in Alabama. As of December 31, 2018, most of our total loans were to borrowers located in Alabama. As a result, our financial condition and results of operations and cash flows are affected by changes in the economic conditions of the state or the regions of which it is a part. Our success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in this market. Although our customers’ business and financial interests may extend well beyond this market area, adverse conditions that affect this market area could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying loans, impact our ability to attract deposits, and generally affect our financial conditions and results of operations. Because of our geographic concentration, we may be less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could have an adverse effect on our results of operations.

Economic recession or other economic problems, including those affecting our markets and regions, but also those affecting the U.S. or world economies, could have a material adverse impact on the demand for our products and services. Since the conclusion of the last recession, economic growth has been slow and uneven, and unemployment levels remain relatively high. If economic conditions deteriorate, or if there are negative developments affecting the domestic and international credit markets, the value of our loans and investments may be harmed which in turn would have an adverse effect on our financial performance, and our financial condition may be adversely affected. In addition, although deteriorating market conditions could adversely affect our financial condition, results of operations, and cash flows, we cannot provide any assurance that we would benefit from any market growth or favorable economic conditions, either in our primary market areas or nationally, even if they do occur.

Difficult conditions in the market for financial products and services may materially and adversely affect our business and results of operations.

Dramatic declines in the housing market during the recent economic recession, along with increasing foreclosures and unemployment, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and, in some cases, to fail. This market turmoil and tightening of credit led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. Although conditions have improved, a return of these trends could have a material adverse effect on our business and operations. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates which may impact our charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. These conditions would have adverse effects on us and others in the financial services industry.

Our small to medium-sized business and entrepreneurial customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our financial condition and results of operations.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses and entrepreneurs. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact the Alabama market generally, and small to medium-sized businesses are adversely affected, our financial condition and results of operations may be negatively affected.

As a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

As a community banking institution, we have lower lending limits and different lending risks than certain of our larger, more diversified competitors.

We are a community banking institution that provides banking services to the local communities in the market areas in which we operate. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small to medium-sized businesses, which may expose us to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, our legally mandated lending limits are lower than those of certain of our competitors that have more capital than we do. These lower lending limits may discourage borrowers with lending needs that exceed our limits from doing business with us. We may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in our investment portfolio) and the interest paid for liabilities (such as interest paid on savings and money market accounts and time deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which we have no control, and such changes may have an adverse effect on our net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect us by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance their loans more quickly or frequently than they otherwise would. The primary tool that management uses to measure interest rate risk is a simulation model that evaluates the impact of varying levels of prevailing interest rates and the impact on net interest income and the economic value of equity. As of December 31, 2018, this simulation analysis indicated that if prevailing interest rates immediately decreased by 300 basis points, we would expect net interest income to decrease by approximately $2.7 million, or 7.2% over the next 12 months, and an increase in the economic value of equity of $6.0 million, or 3.7%. We believe that this is unlikely based on current interest rate levels. Conversely, if prevailing interest rates immediately increased by 300 basis points, we would expect net interest income to decrease by approximately $1.3 million, or 3.5%, over the next 12 months, and a decrease in the economic value of equity of $27.4 million, or 16.8%. However, fluctuations in interest rates affect different classes of income-earning assets differently, and there can be no assurance as to the actual effect on our results of operations should such an increase or decrease occur.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect our financial condition and results of operations.

Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income.

We attempt to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition in order to obtain the maximum spread between interest income and interest expense. However, there can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates. Depending on our portfolio of loans and investments, our financial condition and results of operations may be adversely affected by changes in interest rates.

We could suffer losses from a decline in the credit quality of the assets that we hold.

We could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies that we believe are appropriate to minimize this risk, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our financial condition and results of operations. In particular, we face credit quality risks presented by past, current, and potential economic and real estate market conditions.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact our business.

A significant portion of our loan portfolio is secured by either residential or commercial real estate. As of December 31, 2018, we had approximately $184.9 million in residential real estate loans and $219.8 million in commercial real estate loans outstanding, representing approximately 26.2% and 31.2%, respectively, of our total loans outstanding on that date.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case we might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower’s obligation to us. In that event, there could be a material adverse effect on our financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge-offs, which in turn could have a material adverse effect on our financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions and a downturn in a local economy in one of our markets or in occupancy rates where a property is located could increase the likelihood of default.

The foregoing risks are enhanced as a result of the limited geographic scope of our principal markets. Most of the real estate securing our loans is located in Alabama. Because the value of this collateral depends upon local real estate market conditions and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in Alabama could cause a decline in the value of the collateral securing a significant portion of our loan portfolio. Further, the concentration of real estate collateral in these two markets limits our ability to diversify the risk of such occurrences.

Our allowance for estimated loan losses may not be adequate to cover actual loan losses, which may require us to take a charge to earnings and adversely impact our financial condition and results of operations.

We maintain an allowance for estimated loan losses that we believe is adequate to absorb any probable losses in our loan portfolio. Management determines the amount of the allowance based upon an analysis of general market conditions, credit quality of our loan portfolio and performance of our customers relative to their financial obligations with us. We periodically evaluate the loan portfolio for risk grading, which can result in changes in our allowance. The amount of future losses is affected by changes in economic, operating, and other conditions, including changes in interest rates, which may be beyond our control, and such losses may exceed the allowance for estimated loan losses. Although we believe that our allowance for estimated loan losses is adequate to absorb any probable losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future. If actual losses exceed the estimate, the excess losses could adversely affect our net income and capital. Such excess could also lead to larger allowances for loan losses in future periods, which could in turn adversely affect new income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate, or if the performance of our loan portfolio deteriorates, future losses may occur, and increases in the allowance may be necessary, either of which would have a negative effect on our financial condition and results of operations.

Additionally, federal banking regulators, as part of their supervisory function, periodically review the adequacy of our allowance for estimated loan losses. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. If these regulatory agencies require us to increase the allowance for estimated loan losses, it would have a negative effect on our financial condition and results of operations.

See “Changes in accounting standards could materially impact our financial statements” on Page    .

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending, or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions affecting our information systems could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We use information technology in our operations and offer online banking services to our customers and unauthorized access to our or our customers’ confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. We are under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Therefore, the secure processing, transmission, and storage of information in connection with our online banking services are critical elements of our operations. However, our network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, our customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond our control systems in order to access our products and services. Our technologies, systems and networks, and our customers’ devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers’ confidential, proprietary, and other information, or otherwise disrupt our or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that our activities or the activities of our customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose us to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and ability to generate deposits. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to our competitive position, and the disruption of our operations, all of which could adversely affect our financial condition or results of operations, lead to increased compliance and insurance costs and reduce shareholder value.

We are dependent upon outside third parties for the processing and handling of our records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio accounting. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or incur damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on our business.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing strategic plan, we may consider expansion into new geographic markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. Additionally, we may consider expansion into new lines of business through the acquisition of third parties or organic growth and development. There are substantial risks associated with such efforts, including risks that (i) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

We have incurred substantial expenses related to our recent acquisition and expect to continue to incur some expenses related to the acquisition.

We have incurred substantial expenses and expect to continue to incur expenses in connection with completing our recent acquisition of Peoples Southern Bank and integrating the operations of the acquired bank with our operations. There are a number of factors beyond our control that could affect the total amount or the timing of our transaction and integration expenses and such expenses may exceed our initial projections. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with our recent acquisition could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the acquired businesses.

Acquisitions may disrupt our business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than we expect.

Our business strategy focuses on both organic growth and growth through acquisitions of financial institutions located in the southeastern United States, principally Alabama. Our pursuit of acquisitions may disrupt our business, and common stock that we issue as merger consideration may have the effect of diluting the value of your investment. In addition, we may fail to realize some or all of the anticipated benefits of completed acquisitions, including our acquisition of PSB Bancshares, Inc. (PSB) on October 31, 2018. We anticipate that the integration of PSB, as well as other businesses that we acquire in the future may be a time-consuming and expensive process, even if the integration process is effectively planned and implemented.

In addition, our acquisition activities could be material to our business and involve a number of significant risks, including the following:

•

incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that we seek to acquire;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than we do;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•	incurring time and expense required to integrate the operations and personnel of the combined businesses;

•	inconsistencies in standards, procedures, and policies that would adversely affect our ability to maintain relationships with customers and employees;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into our financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of impairment to goodwill or other-than-temporary impairment of investment securities.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause us to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that we acquire could have an adverse effect on our profitability, return on equity, return on assets, or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition, and results of operation.

Our recent acquisition of Peoples Southern Bank may make it difficult for investors to evaluate our business, financial condition, and results of operations, and also impair our ability to accurately forecast our future performance.

We completed the acquisition of Peoples Southern Bank on October 31, 2018. As of December 31, 2018, the assets of Peoples Southern Bank constituted approximately 17% of our total consolidated assets. Our limited history operating the merged company and the lack of combined historical financial information may not provide an adequate basis for investors to evaluate our business, financial condition, and results of operations, or to assess trends that may be affecting the businesses that we have acquired, or our business as a whole. Our future operating results depend upon a number of factors, including our ability to integrate these acquisitions, manage our growth, retain the merged customer base, and successfully identify and respond to emerging trends affecting our primary product lines and markets. As a result of these uncertainties, predictions about our future financial performance may not be as accurate as they would be if we had a longer operating history.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our current growth strategy is to grow organically and supplement that growth with select acquisitions. Our ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and we may not be successful in continuing this organic growth. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if we grow too quickly and are unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect our financial condition and results of operations.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic phenomena that could adversely affect our financial performance. The primary impact of inflation on our operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Our liquidity needs might adversely affect our financial condition and results of operations.

The primary sources of funds for River Bank are customer deposits and loan repayments. Loan repayments are subject to the credit risks described above. In addition, deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. Therefore, River Bank may be required to rely from time to time on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or support growth. River Bank has lines of credit in place with the Federal Home Loan Bank of Atlanta and correspondent banks that we believe are adequate to meet the Banks’ liquidity needs. However, there can be no assurance that these arrangements will be sufficient to meet future liquidity needs, particularly if loan demand grows faster than anticipated.

As a bank holding company, the sources of funds available to us are limited.

Any future constraints on liquidity at the holding company level could impair our ability to declare and pay dividends on our common stock. In some instances, notice to, or approval from, the Federal Reserve may be required prior to our declaration or payment of dividends. Further, our operations are primarily conducted by our subsidiary bank, which is subject to significant regulation. Federal and state banking laws restrict the payment of dividends by banks to their holding companies, and River Bank & Trust is subject to these restrictions in paying dividends to us. Because our ability to receive dividends or loans from River Bank & Trust is restricted, our ability to pay dividends to our stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim.

Our largest loan relationships currently make up a significant percentage of our total loan portfolio.

The concentration risk associated with having a small number of extremely large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Several of our large depositors have relationships with each other, which creates a higher risk that one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship, which, in turn, could force us to fund our business through more expensive and less stable sources.

Several of our large depositors have business, family, or other relationships with each other, which creates a risk that any one customer’s withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, which could adversely affect our profitability.

As a part of the products and services that we offer, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease our growth or profits.

Consumer and commercial banking are highly competitive industries. Our market areas contain not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in our market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technology has lowered barriers to entry and made it possible for banks to compete in our market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

•	the scope, relevance, and pricing of products and services that we offer to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition, and results of operations.

Our financial projections are based upon numerous assumptions about future events, and our actual financial performance may differ materially from our projections if our assumptions are inaccurate.

If the communities in which we operate do not grow, or if the prevailing economic conditions locally or nationally are less favorable than we have assumed, then our ability to reduce our non-performing loans and other real estate owned portfolios and to implement our business strategies may be adversely affected, and our actual financial performance may be materially different from our projections.

Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market areas even if they do occur. If our senior management team is unable to provide the effective leadership necessary to implement our strategic plan, including the successful integration of Peoples Southern Bank and Trinity Bank, our actual financial performance may be materially adversely different from our projections. Additionally, to the extent that any component of our strategic plan requires regulatory approval, if we are unable to obtain necessary approval, we will be unable to completely implement our strategy, which may adversely affect our actual financial results. Our inability to successfully implement our strategic plan could adversely affect the price of our common stock.

Because our business success depends significantly on key management personnel, the departure of such personnel could impair operations.

We depend heavily upon our senior management team. The loss of the services of a member of our senior management team, or an inability to attract other experienced banking personnel, could adversely affect our business. Some of these adverse effects could include the loss of personal contacts with existing or potential customers, as well as the loss of special technical knowledge, experience, and skills of such individuals who are responsible for our operations.

We may be adversely affected by the lack of soundness of other financial institutions or market utilities.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor, and counterparty confidence, and could lead to losses or defaults by us or by other institutions.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to accounting principles generally accepted in the United States of America (GAAP) and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting, and reputation could be negatively affected if we rely on materially misleading, false, inaccurate, or fraudulent information.

We are subject to environmental risk in our lending activities.

Because a significant portion of our loan portfolio is secured by real property, we may foreclose upon and take title to such property in the ordinary course of business. If hazardous substances are found on such property, we could be liable for remediation costs, as well as for personal injury and property damage. Environmental laws might require us to incur substantial expenses, materially reduce the property’s value, or limit our ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change and may have fewer resources than our competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of our competitors have greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

The internal controls that we have implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates our internal controls and procedures that are designed to manage the various risks in our business, including credit risk, operational risk, and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If there were a failure of such a system, or if a system were circumvented, there could be a material adverse effect on our financial condition and results of operations.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the Securities and Exchange Commission, or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

In addition, in June 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that will replace the current approach under GAAP for establishing the allowance for loan losses, which generally considers only past events and current conditions. This new standard, referred to as Current Expected Credit Loss (“CECL”), requires financial institutions to project a loan’s lifetime losses at origination, as opposed to the current framework which allows adjustments to the provision for loan and lease losses when losses are assessed as probable in an existing loan. At this time, we do not know and cannot reasonably quantify the impact of the adoption of CECL from the current incurred loss method. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness. In December 2018, the Federal Deposit Insurance Corporation (“FDIC”), Federal Reserve and Office of the Comptroller of the Currency issued a final rule to allow a banking organization to elect to phase in the regulatory capital impact over a three-year period. A failure to effectively measure the effect of CECL may result in significant overstatement or understatement of our allowance for loan and lease losses, and in the event of an understatement, may necessitate that we significantly increase our allowance for loan and lease losses, which could adversely affect our net income.

Adverse weather or manmade events could negatively affect our core markets or disrupt our operations, which could have an adverse effect upon our business and results of operations.

Our market areas are susceptible to natural disasters, such as hurricanes, tornadoes, tropical storms, other severe weather events, and related flooding and wind damage, and manmade disasters. These disasters could negatively impact regional economic conditions; cause a decline in the value or destruction of mortgaged properties and increase the risk of delinquencies, foreclosures, or loss on loans originated by us; damage our banking facilities and offices; and negatively impact our growth strategy. Such weather events could disrupt operations, result in damage to properties, and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather or manmade events will affect our operations or the economies in our current or future market areas, but such events could negatively impact economic conditions in these regions and result in a decline in local loan demand and loan originations, a decline in the value or destruction of properties securing our loans, and an increase in delinquencies, foreclosures, or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of natural or manmade disasters. Further, severe weather, natural disasters, acts of war or terrorism, and other external events could adversely affect us in a number of ways, including an increase in delinquencies, bankruptcies, or defaults that could result in a higher level of non-performing assets, net charge-offs, and provision for loan losses. Such risks could also impair the value of collateral securing loans and hurt our deposit base.

We are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business involve substantial risk of legal liability. We are subject to being threatened to be named as defendants in lawsuits arising from our business activities, including business activities of PSB prior to such acquisition (or of Trinity following the merger). In addition, from time to time, we are, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the Securities and Exchange Commission, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Risks Related to the Regulation of Our Industry

We are subject to extensive regulation in the conduct of our business, which imposes additional costs on us and adversely affects our profitability.

As a bank holding company, we are subject to federal regulation under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the examination and reporting requirements of the Federal Reserve. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit our operations significantly and control the methods by which we conduct business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which we may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

We also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations, particularly as a result of regulations adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our financial condition and results of operations.

Changes in laws, government regulation, and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect us in substantial and unpredictable ways. Such changes could, among other things, subject us to additional costs and lower revenues, limit the types of financial services and products that we may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on our business, financial condition, and results of operations.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

River Bank & Trust is subject to supervision and regulation by banking agencies that periodically conduct examinations of our business, including compliance with laws and regulations – specifically, River Bank & Trust is subject to examination by the FDIC and the Alabama Banking Department. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of our operations had become unsatisfactory, or that we or our management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers, or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such a regulatory action, it could have a material adverse effect on our business, financial condition, and results of operations.

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

As a member institution of the Federal Deposit Insurance Corporation, River Bank & Trust is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, River Bank & Trust could be required to pay significantly higher premiums or additional special assessments that would adversely affect earnings, thereby reducing the availability of funds to pay dividends to the parent company, River Financial.

We are subject to certain capital requirements by regulators.

Applicable regulations require us to maintain specific capital standards in relation to the respective credit risks of our assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. We maintain a “well capitalized” status under the current regulatory framework. Our failure to maintain a “well capitalized” status could affect our customers’ confidence in us, which could adversely affect our ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by our regulators on our growth and other activities. Any such effect on customers or restrictions by our regulators could have a material adverse effect on our financial condition and results of operations.

We may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

We are required by federal and state regulatory authorities to maintain adequate capital levels to support our operations. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of “Tier 1 capital,” which consists generally of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support our operations and comply with regulatory standards, we may need to raise capital in the future. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of our control, on our financial performance, and on our successful integration of PSB and the operations of River Bank & Trust. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If we cannot raise additional capital when needed, our financial condition and results of operations may be adversely affected, and our banking regulators may subject us to regulatory enforcement action, including receivership. Furthermore, our issuance of additional shares of our common stock could dilute the economic ownership interest of our stockholders.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, or CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

We are subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by us with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti- money laundering program and file suspicious activity and currency transaction reports when appropriate. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the Department of the Treasury is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the Department of the Treasury regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If our policies, procedures, and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Risks Related to Our Common Stock

The trading price of our common stock may be subject to various influences, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.

The trading price of our common stock, which is determined primarily in privately negotiated transactions, may be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated fluctuations in our operating results, financial condition, or asset quality;

•	market conditions in the broader stock market in general, or in our industry in particular;

•

publication of research reports about us, our competitors, or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	future issuances of our common stock or other securities;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving our competitors or us;

•	additions or departures of key personnel;

•	trades of large blocks of our stock;

•	economic and political conditions or events;

•	regulatory developments; and

•	other news, announcements, or disclosures (whether by us or others) related to us, our competitors, our core markets, or the bank and non-bank financial services industries.

These and other factors may cause the market price and any demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

We cannot guarantee that we will pay dividends to our stockholders in the future.

The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. Any future determination relating to the payment of dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through River Bank & Trust. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by our bank to us. The ability of River Bank & Trust to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

A future issuance of stock could dilute the value of our common stock.

As of June 1, 2019, River Financial had 10,000,000 shares authorized to be issued, 5,703,547 shares of which were issued and outstanding. Those shares outstanding do not include the potential issuance, as of June 1, 2019, 368,625 shares of our common stock subject to issuance upon exercise of outstanding stock options, or 328,500 additional shares of our common stock that were reserved for issuance under the River Financial Corporation Incentive Stock Compensation Plans. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock.

Our directors and executive officers beneficially own a significant portion of our common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned approximately 16.38% of our outstanding common stock as of June 30, 2019. As a result of this level of ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

Shares of our common stock are not insured deposits and may lose value.

Shares of our common stock are not savings or deposit accounts and are not insured by the FDIC’s DIF, or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

The laws that regulate our operations are designed for the protection of depositors and the public, not our stockholders.

The federal and state banking laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s deposit insurance fund and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

We have the ability to incur debt and pledge our assets, including our stock in River Bank & Trust, to secure that debt.

We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the stockholders, and loans must be paid off before any assets can be distributed to stockholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Since October 28, 2015, we have been required to comply with the regulatory and reporting requirements of the SEC. Complying with these reporting and other regulatory requirements is time consuming, results in increased costs to us, and could have a material adverse effect on our business, financial condition, and results of operations.

As a public company, we are subject to the requirements of the Exchange Act and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we must commit significant resources and management oversight. We continue to implement procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also requires us to commit additional management, operational, and financial resources to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

TRINITY ANNUAL MEETING

The accompanying proxy is solicited on behalf of the Board of Directors (the “Board”) of Trinity Bancorp, Inc., an Alabama corporation (the “Company”), for use at the Annual Meeting of Stockholders (the “Annual Meeting”) to be held at [    ] on                 , 2019, at Trinity Bank, located at 1479 West Main Street, Dothan, Alabama 36301.

The only matters of which the Company is aware that are to be considered at the Annual Meeting are:

1.	a proposal to approve the merger agreement;

2.

a proposal to elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors of Trinity to serve a one-year term (provided that, if the merger referred to in proposal 1 is consummated, the terms will end pursuant to the merger);

3.

a proposal to approve the adjournment of the Annual Meeting, if necessary or appropriate, in the event that there are not sufficient votes at the time of the Annual Meeting to approve the merger agreement; and

4.	any other business properly brought before the Annual Meeting or any adjournment or postponement thereof but which is not now anticipated.

Proxies

Each copy of this document mailed to holders of Trinity common stock is accompanied by a form of proxy with instructions for voting by mail. If you hold stock in your name as a shareholder of record and are voting by mail, you should complete, sign, date and return the proxy card accompanying this document in the enclosed postage-paid return envelope to ensure that your vote is counted at the meeting, or at any adjournment or postponement of the meeting, regardless of whether you plan to attend the meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. If you hold your shares in an IRA, you should contact your IRA custodian as to how your shares may be voted.

If you hold common stock in your name as a shareholder of record, you may revoke your proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to the Trinity CEO, or by attending the meeting in person and voting by ballot at the meeting.

Any shareholder entitled to vote in person at the meeting may vote in person regardless of whether a proxy previously has been given, but the mere presence of a shareholder at the meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Trinity Bancorp, Inc.

1479 West Main Street

Dothan, Alabama 36301

Attn: Robbin Thompson

All shares represented by valid proxies that Trinity receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted

“FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the meeting, if necessary or appropriate, to solicit additional proxies. Business to be conducted at the meeting must be confined to the subjects stated in Trinity’s notice of the meeting.

Solicitation of Proxies

Trinity will bear the entire cost of soliciting proxies from holders of Trinity common stock. In addition to solicitation of proxies by mail, Trinity will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Trinity common stock and secure their voting instructions. If necessary, Trinity may use several of its regular employees, who will not be specially compensated, to solicit proxies from holders of Trinity common stock, either personally or by telephone, facsimile, letter or other electronic means. Unless specified otherwise on the proxy card, the proxy card grants discretionary authority to the holders of the proxy to vote “FOR” each proposal and in the discretion of the proxy holder on any other matter that may be presented at the meeting. We do not know of any other business that may be presented.

Record Date

The close of business on                     , 2019 has been fixed as the record date for determining the Trinity shareholders entitled to receive notice of and to vote at the meeting. At that time,              shares of Trinity common stock were outstanding, held by approximately          holders of record.

Quorum

In order to conduct voting at the meeting, there must be a quorum. A quorum is the number of shares that must be present at the meeting, either in person or by proxy. A quorum at the meeting requires the presence of holders of Trinity common stock or their proxies who are entitled to cast at least a majority of the votes outstanding.

Votes Required

Approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of Trinity common stock, assuming that a quorum is present. You are entitled to one vote for each share of Trinity common stock you hold as of the record date.

The election of directors requires a majority of the votes cast. Approval of the proposal to adjourn the meeting if necessary or appropriate in order to solicit additional proxies requires the affirmative vote of a majority of the votes cast, assuming that a quorum is present. Assuming there is a quorum, your failure to vote, an abstention or a broker non-vote will have the effect of a “NO” vote respecting the approval of the merger agreement but will not have an effect on the vote to adjourn.

The Trinity board of directors urges Trinity shareholders to promptly vote by completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

If you are the registered holder of your Trinity common stock or you obtain a broker representation letter from your bank, broker or other holder of record of your Trinity common stock and in all cases you bring proof of identity, you may vote your Trinity common stock in person by ballot at the meeting. Votes properly cast at the meeting, in person or by proxy, will be tallied by Trinity’s inspector of elections.

As of the record date, Trinity directors had the right to vote approximately              shares of Trinity common stock, or approximately     % of the outstanding Trinity shares entitled to vote at the meeting. All of the

Trinity directors and Trinity Bank have entered into agreements with River Financial pursuant to which they have agreed, in their capacity as holders of Trinity common stock, to vote all of their shares in favor of the approval of the merger agreement. We expect these individuals to vote their Trinity common stock in accordance with these agreements.

Recommendation of the Trinity Board of Directors

The Trinity board of directors has adopted and approved the merger agreement and the transactions it contemplates, including the merger. The Trinity board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Trinity and its shareholders and recommends that you vote “FOR” approval of the merger agreement, and “FOR” the proposal to adjourn the meeting, if necessary or appropriate, to solicit additional proxies. See “The Merger—Trinity’s Reasons for the Merger” on page      for a more detailed discussion of the Trinity board of directors’ recommendation.

Attending the Annual Meeting

All holders of Trinity common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the meeting. Trinity reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. Everyone who attends the meeting must abide by the rules for the conduct of the meeting. Even if you plan to attend the meeting, we encourage you to vote by proxy so your vote will be counted if you later decide not to attend the meeting.

THE MERGER

The information in this section and in the following section, “The Merger Agreement,” describes the material aspects of the merger. A copy of the merger agreement is included at Annex A and is incorporated herein by reference. You are urged to read the merger agreement in full.

General

On June 4, 2019, the River Financial board of directors and the Trinity board of directors, respectively, approved the merger agreement and the merger. If all of the conditions set forth in the merger agreement are satisfied or waived (to the extent permitted by law) and if the merger is otherwise completed, Trinity will merge with and into River Financial, and River Financial will be the continuing corporation. Immediately following the merger of Trinity with and into River Financial, Trinity Bank will merge with and into River Bank & Trust, and River Bank & Trust will be the continuing bank.

Background of the Merger

Kenneth H. Givens, the Executive Vice President and Chief Financial Officer of River Financial, and Carey Slay, the Chairman of the Trinity board of directors, have known each other for years. In early 2018, Mr. Slay, at the request of Mr. Givens, invited Jimmy Stubbs, River Financial’s Chief Executive Officer, to give a presentation to the executive committee of the Trinity board of directors on River Bank & Trust and his business views on the Wiregrass Region of Alabama. There were no discussions at that time of a potential transaction.

In December 2018, while in Prattville, Alabama, Mr. Slay visited Mr. Givens at River Financial’s corporate headquarters. During the visit, Mr. Stubbs joined the meeting and discussed the footprint of each entity, the state of the banking environment in Alabama (especially the Wiregrass Region), and whether the two companies might consider a combination, noting that River Financial’s strategy focused on organic growth supplemented by select acquisitions. He indicated that River Financial had identified Trinity as a potential acquisition.

River Financial and Trinity signed a confidentiality agreement on December 19, 2018 to provide a basis for discussions regarding a possible combination. Trinity provided River Financial with financial statements and certain confidential operational information.

On February 14, 2019, Mr. Stubbs invited the executive committee of the Trinity board up to Prattville to further explore a possible business combination and, two days later, Mr. Slay, along with fellow executive committee members Joe Paul Stewart and Brian McLeod, met with Messrs. Stubbs and Givens and other members of River Financial senior management. At the meeting, Mr. Stubbs inquired of Mr. Slay whether Trinity might be willing to sell itself at a price equal to 1.6 times Trinity’s book value. Mr. Slay said no.

In late February 2019, Mr. Stubbs met with Mr. Slay and J. Robbin Thompson, President and Chief Executive Officer of Trinity to discuss River’s history and strategy, including a possible combination with Trinity. At Mr. Slay’s suggestion, Mr. Thompson and Joseph M. Sanders, the Executive Vice President of Trinity Bank, met with River Financial management to discuss further the two banks’ cultures, employee benefits practices, loan strategies, and other aspects of their respective businesses in February and March.

After the second meeting between River Financial and Trinity management, Messrs. Thompson and Sanders reported to the executive committee of the Trinity board on March 25, 2019 that the respective businesses of Trinity and River Financial appeared complementary.

The executive committee of the Trinity Board met on April 4, 2019 and had a detailed discussion regarding Trinity’s options for remaining independent or entering into a business combination with River Financial. Mr. Stewart was instructed to communicate to Mr. Stubbs that Trinity might be willing to discuss a business combination transaction, but reiterated that any transaction would have to be at a price to Trinity’s shareholders higher than 1.6 times Trinity’s book value.

After reviewing Trinity’s interim financial statements for the quarter ended March 31, 2019, on April 9, 2019 River Financial proposed a non-binding letter of intent for the merger of Trinity with River Financial at a purchase price equal to 1.7 times Trinity’s book value at March 31, 2019.

At a special meeting of the Trinity board on April 11, 2019, called to consider the proposed letter of intent, the Trinity board authorized management to execute and deliver the letter of intent and to engage legal counsel and a financial advisor to represent Trinity in negotiations with River Financial.

On April 15, 2019, River Financial and Trinity executed the letter of intent, setting forth in principle the terms of the merger, including a price set at 1.7 times Trinity’s book value at March 31, 2019.

In mid-April, following the letter of intent, Trinity engaged Jones Day as its legal counsel and Porter White & Co. as its financial advisor. Shortly thereafter, the companies and their advisors commenced formal due diligence investigations of each other. On May 3, 2019, Jones Walker LLP, River Financial’s legal counsel, sent a draft merger agreement to Jones Day, and on May 22, 2019, Jones Day delivered comments to the draft merger agreement on behalf of Trinity.

As a result of negotiations, River Financial agreed to increase the purchase price to account for certain adjustments to Trinity’s interim financial statements as of March 31, 2019. The parties continued negotiating the remaining terms of the merger agreement over the course of a couple of weeks, while they finalized their respective due diligence investigations.

On May 11, 2019, the Trinity board hosted the River Financial executive team to discuss progress on negotiations. Two days later, members of both companies’ management met with the Alabama State Banking Department in Montgomery, Alabama, to discuss the preliminary plans for the merger. Negotiations continued on the merger agreement.

Also on June 4, 2019, Trinity’s board of directors held a special meeting to review and discuss the proposed merger and merger agreement. At this meeting, Trinity’s board of directors reviewed the merger agreement’s terms and conditions and discussed their fiduciary duties with Jones Day. Porter White & Co. reviewed with the board its financial analysis of the merger consideration and delivered to the board an oral opinion, subsequently confirmed in writing, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to Trinity’s shareholders. Following subsequent discussion, Trinity’s board of directors unanimously voted to approve the merger agreement, including the merger, and unanimously determined to recommend the merger agreement to the Trinity shareholders for approval. See “Opinion of Trinity’s Financial Advisor.”

Later that day, the parties executed and delivered the merger agreement and all ancillary documents. The merger agreement was publicly announced on June 5, 2019.

River Financial’s Reasons for the Merger

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the River Financial board of directors consulted with River Financial management, as well as its legal advisors, and considered a number of factors, including the following material factors:

•

each of River Financial’s and Trinity’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the River Financial board of directors considered its view that Trinity’s business and operations complement those of River Financial and that the merger would enhance River Financial’s diversified revenue stream, a well-balanced loan portfolio and an attractive funding base;

•	management’s expectation regarding cost and other synergies of the combined company;

•	its review and discussions with River Financial’s management concerning the due diligence examination of Trinity;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that River Financial will retain its strong capital position upon completion of the transaction;

•	the ability of River Financial to expand its operations into a new and significant market in Dothan and Southeast Alabama;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Trinity’s business, operations and workforce with those of River Financial;

•	the nature and amount of compensation and benefits to be received by Trinity management in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of River Financial’s business and towards the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the River Financial board of directors is not intended to be exhaustive, but includes the material factors considered by the River Financial board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the River Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The River Financial board of directors considered all these factors as a whole, including discussions with, and questioning of, River Financial’s management and River Financial’s legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Trinity’s Reasons for the Merger

The Trinity board of directors consulted with Trinity management, as well as Trinity’s financial and legal advisors, regarding the merger agreement, the merger and the transactions contemplated by the merger agreement. The following material factors were considered by the board to approve the merger agreement and the merger and to recommend these to Trinity’s shareholders for approval:

•

the current and prospective environment in which Trinity operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•

the results that could be expected to be obtained by Trinity if it continued to operate independently, and the likely benefits to shareholders of continued independent operations, as compared to the value of the consideration to be received by Trinity’s shareholders as a result of the merger;

•	the amount of consideration offered, in relation to the market value, book value per share, earnings per share and projected earnings per share of Trinity;

•

the form of merger consideration offered, including the opportunity for Trinity stockholders to receive shares of River Financial common stock tax-free for U.S. federal income tax purposes for their shares of Trinity stock;

•	the earnings and other prospects of the combined company;

•

Trinity’s and River Financial’s shared community banking philosophies, the additional products offered by River Financial to its customers, and the ability of the resulting institution to provide more comprehensive financial services to Trinity’s customers; and

•

the opinion of Porter White & Co., Trinity’s financial advisor, delivered to the Trinity board of directors on June 4, 2019, which was subsequently confirmed in a written opinion delivered at the board meeting, to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations described at the meeting and set forth in the opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to Trinity’s shareholders.

The Trinity board considered other factors, including:

•

the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, a provision that permits Trinity’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited proposal to acquire Trinity and a provision providing for Trinity’s payment of a termination fee to River Financial if the merger agreement is terminated under certain circumstances and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to Trinity at a higher price than that contemplated by the merger with River Financial;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained in a reasonable amount of time;

•	the likelihood of successful integration and the successful operation of the combined company; and

•

the effects of the merger on Trinity’s employees, customers and communities, including the prospects for continued employment and the severance and other benefits agreed to be provided to Trinity employees.

In the course of its deliberation, the Trinity board also considered a variety of risks and other countervailing factors, including:

•

the risks and costs to Trinity if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the effect on customers and business relationships, as well as the costs of the transaction;

•

the restrictions that the merger agreement imposes on actively soliciting competing bids, and the fact that Trinity would be obligated to pay a termination fee to River Financial under certain circumstances; and

•	the fact that Trinity will no longer exist as an independent, stand-alone company.

The Trinity board also considered the potential risks associated with the merger, including the need to obtain approval by Trinity shareholders, as well as regulatory approvals in order to complete the transaction, and the risks associated with the operations of the combined company including the ability to achieve the anticipated cost savings. The board also considered the structural protections included in the merger agreement such as the ability of Trinity to terminate the merger agreement in the event of any change or development affecting River Financial which has, or is reasonably likely to have, a material adverse effect on River Financial and which is not cured within 30 days after notice or cannot be cured prior to consummation of the merger.

The foregoing discussion of the information and factors considered by the Trinity board of directors is not intended to be exhaustive, but includes the material factors considered by the Trinity board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Trinity board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Trinity board considered all these factors as a whole, including discussions with, and questioning of, Trinity’s management and Trinity’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Trinity board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, are advisable and in the best interests of Trinity and its shareholders, and adopted and approved the merger agreement and the transactions contemplated by it. The Trinity board of directors recommends that the Trinity shareholders vote “FOR” the approval of the merger agreement.

Opinion of Trinity’s Financial Advisor

On April 24, 2019 Trinity engaged Porter White to act as our financial advisor in connection with the proposed merger. Porter White is an Alabama investment banking firm with substantial experience in transactions similar to the merger and is familiar with us and our operations. As part of its investment banking business, Porter White is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Porter White reviewed the financial aspects of the proposed merger with our board of directors and, on June 4, 2019, delivered a written opinion to our board of directors that the consideration (the “Merger Consideration”) payable to Trinity shareholders in connection with the merger was fair from a financial point of view. Porter White’s opinion was issued on June 4, 2019 and subsequently reissued solely to reflect an immaterial correction to the number of outstanding shares of Trinity common stock and a corresponding increase in the Merger Consideration. The changes did not affect Porter White’s analyses nor its opinion.

The full text of Porter White’s written opinion is included in this proxy statement as Annex B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Porter White. The summary of Porter White’s opinion included in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Porter White’s opinion is directed to our board of directors and addresses only the fairness, from a financial point of view, of the Merger Consideration payable in connection with the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of Trinity’s shareholders as to how such shareholders should vote at the shareholder meeting on the merger or any related matter.

During the course of its engagement, and as a basis for arriving at its opinion, Porter White reviewed and analyzed material bearing upon Trinity’s financial and operating conditions and material prepared in connection with the merger, including, among other things, the following:

(i)	reviewed the terms of the merger agreement;

(ii)

participated in discussions with Trinity management concerning Trinity’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, and Trinity’s future financial performance;

(iii)

participated in discussions with River Financial management concerning River Financial’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, and River Financial’s future financial performance;

(iv)	reviewed Trinity’s audited financial statements for the years ended December 31, 2018, 2017, 2016 and 2015;

(v)	reviewed River Financial’s audited financial statements for the years ended December 31, 2018, 2017, 2016 and 2015;

(vi)	reviewed certain financial forecasts and projections of Trinity, prepared by its management;

(vii)	reviewed certain financial forecasts and projections of River Financial, prepared by its management;

(viii)	analyzed certain aspects of Trinity’s financial performance and condition and compared such financial performance with data of publicly-traded companies Porter White deemed similar to Trinity;

(ix)

analyzed certain aspects of River Financial’s financial performance and condition and compared such financial performance with data of publicly-traded companies Porter White deemed similar to River Financial;

(x)

compared the proposed financial terms of the merger with the financial terms of certain other recent merger and acquisition transactions involving acquired companies that Porter White deemed to be relevant to Trinity; and

(xi)	performed such other analyses and considered such other information, financial studies, investigations and financial, economic and market criteria as Porter White deemed relevant.

Porter White also conducted meetings and had discussions with members of Trinity’s and River Financial’s senior management for purposes of reviewing their business, financial condition, results of operations and future prospects, as well as their history and past and current operations, and their historical financial performance and their outlook and future prospects. Porter White also discussed with Trinity’s management its assessment of the rationale for the merger. Porter White also performed such other analyses and considered such other factors as Porter White deemed appropriate, and took into account its experience in other transactions, as well as its knowledge of the banking and financial services industry and its general experience in securities valuations.

In rendering its opinion, Porter White assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by Trinity and River Financial and in the discussions it had with management. Porter White relied upon the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Porter White by Trinity and River Financial, and assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared by Trinity and River Financial on a basis reflecting the best currently available information and judgments and estimates by Trinity and River Financial, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Porter White did not assume any responsibility independently to verify such information or assumptions.

Porter White is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Porter White assumed that such allowances for us are, in the aggregate, adequate to cover such losses. Porter White was not requested to make, and did not conduct, an independent evaluation, physical inspection or appraisal of Trinity’s and River Financial’s assets, properties, facilities or liabilities (contingent or otherwise), the collateral securing any such assets or liabilities, or the collectability of any such assets, and Porter White was not furnished with any such evaluations or appraisals, nor did Porter White review any of Trinity’s or River Financial’s loan or credit files.

Porter White assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by Trinity or any other party to the merger agreement and that the final merger agreement would not differ materially from the draft Porter White reviewed. Porter White assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to Trinity. Trinity advised Porter White that there are no factors known to Trinity that would impede any necessary regulatory or governmental approval of the merger. Porter White further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on

River Financial or on Trinity that would have a material adverse effect on the contemplated benefits of the merger. Porter White also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of Trinity after the merger.

In performing its analyses, Porter White made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of River Financial and Trinity. Porter White’s opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed on, and on the information made available to Porter White as of, the dates used in its opinion. Porter White has no obligation to update or reaffirm its opinion at any time. Any estimates contained in the analyses performed by Porter White are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Porter White’s opinion does not address the relative merits of the merger as compared to any other business combination in which Trinity might engage. In addition, Porter White’s fairness opinion was among several factors taken into consideration by our board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of our board of directors or our management with respect to the fairness of the Merger Consideration to be paid to, or any consideration to be received by, Trinity shareholders in connection with the merger.

The following is a summary of the material analyses prepared by Porter White and delivered to Trinity’s board of directors on June 4, 2019, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Porter White, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Porter White did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Porter White. The tables alone are not a complete description of the financial analyses.

Summary of Merger Consideration and Implied Transaction Pricing Ratios

It was the understanding of Porter White that, in accordance with the terms of the merger agreement, each share of Trinity common stock outstanding prior to the effective date of the merger shall cease to be outstanding and shall be converted into $3.50 in cash and 0.44627 shares of River Financial common stock. Based on a cash value of $27.00 per whole share of River Financial common stock, the total aggregate purchase consideration is $27.072 million (as used in this section, the “Merger Consideration”). The Merger Consideration on a per share basis is $15.55 which assumes 1,741,053 Trinity common shares outstanding as of the date of the merger agreement. Porter White summarized the merger terms, based on Trinity’s financial information as of and for the twelve months ended March 31, 2019 in the table below:

Table 1: Consideration to Trinity Shareholders and Implied Transaction Pricing Ratios

	Aggregate	Per Share	%
Cash	$6,094	$3.50	22.5%
Stock from RVRF	20,978	12.05	77.5%

Deal Value	$27,072	$15.55	100.0%

Price / Book	$27,072	/	$15,925	=	1.70x
Price / Tangible Book	$27,072	/	$15,925	=	1.70x
Price / Earnings	$27,072	/	$2,444	=	11.08x
Price / Normalized Earnings *	$27,072	/	$2,057	=	13.16x
Price / Assets	$27,072	/	$160,516	=	16.87%
Price / Deposits	$27,072	/	$141,826	=	19.09%
Premium / Core Deposits **	($27,072—15,925)	/	$103,187	=	10.80%

Sources:    Porter White; Merger Agreement

Note: Pricing ratios based on Trinity’s consolidated financial data as of and for the twelve months ended March 31, 2019.

*	Normalized earnings are actual LTM 3/31/19 earnings of $2.444 million excluding a $500,000 provision reversal net of 22.5% tax.
**	Premium / Core Deposits = (Merger Consideration – Tangible Equity) / Core Deposits. Core deposits exclude time deposits over $100,000.

Dollars in thousands except per share amounts.

Comparable Company Trading Approach (Trinity)

As part of its analysis, Porter White looked at valuations for comparable publicly traded peer institutions of Trinity. The peer group for Trinity consisted of 15 publicly traded banks headquartered in the Southeast with total assets between $100 million and $500 million with return on average assets, or ROAA, greater than 1.00% as of or for the twelve months ended March 31, 2019. Any institutions that were publicly-known to be merger targets as of May 31, 2019 were excluded from the analysis.

Analysis of peer group data to describe another company involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. As most of the comparable trading companies of Trinity are very thinly-traded, Porter White assumed an illiquidity discount to be immaterial. The results derived from the peer group trading analysis can be seen in the following chart.

Table 2: Trinity Comparable Trading Analysis

					Financials as of/for 12Mos Ended 3/31/19					Market Data as of May 31, 2019
Institution	Ticker	Exchange	State	HQ City	Total Assets ($000)	TanEq/ TanAssts (%)	ROAA (%)	NIM (%)	Effcy Ratio (%)	Price/ TanBook (x)	Price/ Earn (x)	Div Yield (%)	Market Cap ($MM)	Avg DailyVol (shares)
Trinity Bancorp, Inc.			AL	Dothan	160,516	9.92	1.61	3.86	56.6
Aquesta Financial Holdings	AQFH	OTC Pink	NC	Cornelius	475,250	10.40	1.03	NA	73.2	0.96	10.80	0.93	47.2	2,260
Bank of Botetourt	BORT	OTC Pink	VA	Buchanan	457,731	10.32	1.01	3.81	67.4	0.99	9.43	2.36	46.6	406
Bank of South Carolina Corp	BKSC	NASDAQ	SC	Charleston	431,824	10.96	1.63	4.15	56.2	2.05	14.07	3.64	97.0	3,607
blueharbor bank	BLHK	OTC Pink	NC	Mooresville	226,154	12.92	1.15	3.94	60.9	1.26	NA	NA	34.3	1,247
Century Next Financial Corp	CTUY	OTCQX	LA	Ruston	475,652	NA	1.01	4.25	64.8	1.31	12.03	0.72	51.3	152
Citizens Bancorp of Virginia	CZBT	OTC Pink	VA	Blackstone	401,356	13.02	1.25	3.84	63.8	1.02	11.03	3.74	53.6	361
Citizens Financial Corp.	CIWV	OTC Pink	WV	Elkins	279,744	9.61	1.23	4.29	60.8	1.02	NA	3.96	27.0	241
Community First Bancorp	CFOK	OTC Pink	SC	Seneca	392,698	9.49	1.16	3.82	94.3	0.88	7.14	NA	30.0	1,009
First Citrus Bancorporation	FCIT	OTC Pink	FL	Tampa	396,115	8.82	1.12	3.72	62.3	1.53	12.15	NA	49.5	461
Home Federal Bancorp of LA	HFBL	NASDAQ	LA	Shreveport	434,357	11.28	1.12	3.86	60.2	1.25	13.26	1.70	57.5	1,774
Pinnacle Bancshares, Inc.	PCLB	OTC Pink	AL	Jasper	227,514	12.45	1.19	3.80	65.9	1.00	10.75	2.78	28.3	392
Prime Meridian Holding Co	PMHG	OTCQX	FL	Tallahassee	426,849	12.11	1.05	3.77	62.5	1.23	15.26	0.59	63.8	1,419
Southeastern Banking Corp	SEBC	OTC Pink	GA	Darien	427,580	13.43	1.63	4.08	55.3	1.06	8.83	2.66	61.4	516
Surrey Bancorp	SRYB	OTC Pink	NC	Mount Airy	311,983	14.60	1.64	4.52	56.5	1.34	12.18	2.74	60.9	347
Truxton Corporation	TRUX	OTC Pink	TN	Nashville	494,046	12.00	1.80	3.15	57.4	1.89	13.11	2.46	112.0	859

				Median	426,849	11.64	1.16	3.85	62.3	1.23	12.03	2.56	51.3	516
				25th Percentile	352,341	10.34	1.08	3.80	58.8	1.01	10.75	1.50	40.4	377
				75th Percentile	446,044	12.81	1.44	4.13	65.4	1.32	13.11	3.00	61.1	1,333

									Book Value		Earnings
									per Share		per Share
				Trinity Bancorp, Inc.						$9.15	$1.40
				Implied Value based on Peer Median						$11.29	$16.89

Sources:    Porter White; S&P Global Market Intelligence

Porter White calculated the median (and quartile) Price/Tangible Book Value and Price/LTM Earnings for the comparable peer group based on trading information as of May 31, 2019 and applied those multiples to the relevant metrics for Trinity to calculate a set of implied, peer-based valuations for Trinity common stock, which ranged from $11.29 per share to $16.89 per share.

Comparable Company Trading Approach (River Financial)

As part of its analysis, Porter White looked at both recent transactions in River Financial common stock and at valuations for comparable publicly traded peer institutions. River Financial has a thinly-traded stock (OTC Pink Open Market); however, management reported that between January 1, 2019 and May 31, 2019, arm’s-length transactions (involving outsiders) of its common stock were at a weighted average of $28.62 per share. Other transactions in River Financial’s stock have involved its ESOP or other compensation agreements and are based on different legal valuation criteria.

Porter White identified a peer group for River Financial of 16 publicly traded banks headquartered in the Southeast with total assets between $500 million and $2.0 billion, with ROAA between 0.75% and 1.25%, nonperforming assets-to-total assets less than 3.00%, tangible common equity-to-tangible assets, or TCE Ratio, between 8% and 12% and an average daily trading volume in excess of 1,000 shares, all as of or for the 12 months ending March 31, 2019.

Analysis of peer group data to describe another company involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. The results derived from the peer group trading analysis can be seen in the following chart.

Table 3: River Financial Comparable Trading Analysis

					Financials as of and for 12 Months ended 3/31/19						Market Data as of May 31, 2019
Institution	Ticker	Exchange	State	HQ City	Total Assets ($000)	TanEq/ TanAssts (%)	ROAA (%)	NIM (%)	Effcy Ratio (%)	NPA/ Assets (%)	Price/ TanBook (x)	Price/ Earn (x)	Div Yield (%)	Market Cap ($MM)	Avg DailyVol (shares)
River Financial Corporation	RVRF	OTC Pink	AL	Prattville	1,090,413	8.52	0.95	4.00	67.4	0.29
Auburn National Bancorp	AUBN	NASDAQ	AL	Auburn	835,014	10.89	1.13	3.45	59.3	0.04	1.35	13.64	2.91	123.1	5,733
Bank of the James Fin Group	BOTJ	NASDAQ	VA	Lynchburg	684,388	8.35	0.81	3.81	72.5	0.92	1.08	11.33	1.71	61.5	3,292
C&F Financial Corporation	CFFI	NASDAQ	VA	Toano	1,549,360	9.09	1.18	5.76	68.9	0.47	1.20	9.39	3.08	166.8	5,983
Comm Bankers Trust Corp	ESXB	NASDAQ	VA	Richmond	1,398,497	10.18	1.07	3.77	64.9	1.28	1.13	11.20	1.65	161.4	25,228
Eagle Financial Services	EFSI	OTCQX	VA	Berryville	808,717	11.28	1.15	4.09	65.6	0.73	1.21	12.20	3.14	108.4	1,180
Fauquier Bankshares	FBSS	NASDAQ	VA	Warrenton	700,502	8.87	0.91	3.84	76.4	0.95	1.28	12.84	2.28	79.7	2,339
First Community Corp	FCCO	NASDAQ	SC	Lexington	1,097,396	9.24	1.01	3.71	67.8	0.56	1.36	12.43	2.47	136.3	16,331
FVCBankcorp	FVCB	NASDAQ	VA	Fairfax	1,419,763	11.03	0.96	3.57	54.0	0.76	1.57	20.40	NA	244.7	18,470
Investar Holding Corp	ISTR	NASDAQ	LA	Baton Rouge	1,961,894	9.09	0.87	3.57	64.4	0.46	1.38	15.51	0.88	235.4	16,117
John Marshall Bancorp	JMSB	OTCQB	VA	Reston	1,425,477	10.33	0.95	3.47	63.1	0.26	1.31	15.86	NA	192.3	3,995
Limestone Bancorp	LMST	NASDAQ	KY	Louisville	1,091,323	8.83	0.93	3.52	70.9	0.57	1.16	11.43	0.00	110.6	3,837
MainStreet Bancshares	MNSB	NASDAQ	VA	Fairfax	1,146,081	10.91	1.06	3.40	57.2	0.30	1.56	16.32	NA	191.6	3,680
Parkway Acquisition Corp.	PKKW	OTCQX	VA	Floyd	673,420	10.53	0.82	4.55	69.7	1.60	1.04	13.41	2.03	73.3	3,558
Reliant Bancorp, Inc.	RBNC	NASDAQ	TN	Brentwood	1,761,926	9.56	0.85	3.65	73.8	0.35	1.53	17.55	1.65	245.8	15,367
SW Georgia Financial Corp	SGB	NYSEAM	GA	Moultrie	551,071	8.21	0.89	3.97	73.0	0.19	1.13	11.00	2.40	51.0	1,518
Union Bank	UBNC	OTCQX	NC	Greenville	770,592	8.74	0.94	3.91	65.0	0.13	1.34	12.93	1.32	88.2	1,014

				Median	1,094,360	9.40	0.94	3.74	66.7	0.51	1.32	13.52	1.71	144.9	3,916
				25th Percentile	753,070	8.86	0.88	3.56	64.1	0.29	1.15	11.41	1.32	84.5	3,492
				75th Percentile	1,421,192	10.62	1.06	3.92	71.3	0.80	1.41	15.97	2.40	203.1	8,329

										TBV per		Earnings
											Share	per Share
			River Financial (pro forma)								$14.90	$2.14
			Implied Value based on Peer Median								$19.69	$28.94
			Implied Value based on Peer Median with 10% liquidity discount								$17.72	$26.05

Sources:    Porter White; S&P Global Market Intelligence

Porter White’s analysis implied a value of River Financial common stock in a range of $19.69 to $28.94 per share. Due to the thinly-traded nature of River Financial common stock and that most of the peer institutions are traded on NASDAQ, Porter White then applied a 10% illiquidity discount to the implied, peer-based valuation. The implied value for River Financial common stock with the 10% illiquidity discount was in the range of $17.72 to $26.05. Taken together, the recent trading information of River Financial common stock and the range of implied peer-based valuations support the $27.00 per share value for River Financial common stock agreed upon by both parties in the merger.

Comparable Transaction Approach

In its analysis, Porter White reviewed four groups of selected merger and acquisition transactions involving similar sellers in the Southeastern U.S. to Trinity: a Geographic peer group, a Profitability peer group, an Asset Quality peer group, and a Capital peer group.

The Geographic peer group consisted of transactions in the Southeastern U.S. announced between January 1, 2017 and May 31, 2019 involving sellers with total assets between $100 million and $300 million, headquartered in a Metropolitan Statistical Area, or MSA, and with positive return on average assets (ROAA) and included the following transactions:

Buyer		Seller
Institution	State	Institution	State
Citizens Holding Company	MS	Charter Bank	MS
Allegheny Bancshares, Inc.	WV	Mount Hope Bankshares, Inc.	WV
CBS Banc-Corp.	AL	PrimeSouth Bank	AL
United Community Banks, Inc.	GA	First Madison Bank & Trust	GA
Stock Yards Bancorp, Inc.	KY	King Bancorp, Inc.	KY
Colony Bankcorp, Inc.	GA	LBC Bancshares, Inc.	GA
BankFirst Capital Corporation	MS	FNB Bancshares of Central Alabama, Inc.	AL
B.P.C. Corporation	TN	CFB Bancshares, Inc.	TN
First Citizens BancShares, Inc.	NC	Palmetto Heritage Bancshares, Inc.	SC
River Financial Corporation	AL	PSB Bancshares, Inc.	AL
FNS Bancshares, Inc.	AL	Catoosa Bancshares, Inc.	GA
SmartFinancial, Inc.	TN	Foothills Bancorp, Inc.	TN
Carolina Trust BancShares, Inc.	NC	Clover Community Bankshares, Inc.	SC
Premier Financial Bancorp, Inc.	WV	First Bank of Charleston, Inc.	WV
Sunstate Bank	FL	Intercontinental Bankshares, LLC	FL
National Commerce Corporation	AL	Premier Community Bank of Florida	FL
Parkway Acquisition Corp.	VA	Great State Bank	NC
SmartFinancial, Inc.	TN	Tennessee Bancshares, Inc.	TN
Union Savings and Loan Association	LA	Hibernia Bancorp, Inc.	LA
First Bancshares, Inc.	MS	Sunshine Financial, Inc.	FL
Investor group	KY	Bancorp of Lexington Inc.	KY
Investar Holding Corporation	LA	BOJ Bancshares, Inc.	LA
PB Financial Corporation	NC	CB Financial Corporation	NC
Select Bancorp, Inc.	NC	Premara Financial, Inc.	NC
Entegra Financial Corp.	NC	Chattahoochee Bank of Georgia	GA
FSB LLC	AL	First Southern Bancshares, Inc.	AL
Charter Financial Corporation	GA	Resurgens Bancorp	GA
Seacoast Banking Corporation of Florida	FL	NorthStar Banking Corporation	FL
National Commerce Corporation	AL	Patriot Bank	FL
First Community Corporation	SC	Cornerstone Bancorp	SC

Buyer		Seller
Institution	State	Institution	State
FNS Bancshares, Inc.	AL	Commerce Bancshares, Inc.	TN
West Town Bancorp, Inc.	NC	Sound Banking Company	NC
Progress Financial Corporation	AL	First Partners Financial, Inc.	AL
HCBF Holding Company, Inc.	FL	Jefferson Bankshares, Inc.	FL

The Profitability peer group consisted of transactions in the Southeastern U.S. announced between January 1, 2017 and May 31, 2019 involving sellers with total assets between $100 million and $300 million and ROAA greater than 1.00% and included the following transactions:

Buyer		Seller
Institution	State	Institution	State
Allegheny Bancshares, Inc.	WV	Mount Hope Bankshares, Inc.	WV
CBS Banc-Corp.	AL	PrimeSouth Bank	AL
United Community Banks, Inc.	GA	First Madison Bank & Trust	GA
Stock Yards Bancorp, Inc.	KY	King Bancorp, Inc.	KY
First Citizens BancShares, Inc.	NC	Palmetto Heritage Bancshares, Inc.	SC
River Financial Corporation	AL	PSB Bancshares, Inc.	AL
FNS Bancshares, Inc.	AL	Catoosa Bancshares, Inc.	GA
Century Next Financial Corporation	LA	Ashley Bancstock Company	AR
First US Bancshares, Inc.	AL	Peoples Bank	VA
FNS Bancshares, Inc.	AL	Commerce Bancshares, Inc.	TN
Progress Financial Corporation	AL	First Partners Financial, Inc.	AL

The Asset Quality peer group consisted of transactions in the Southeastern U.S. announced between January 1, 2017 and May 31, 2019 involving sellers with total assets between $100 million and $300 million and NPAs / Total Assets less than 1.00%.

Buyer		Seller
Institution	State	Institution	State
Blue Ridge Bankshares, Inc.	VA	Virginia Community Bankshares, Inc.	VA
Allegheny Bancshares, Inc.	WV	Mount Hope Bankshares, Inc.	WV
Southern States Bancshares, Inc.	AL	East Alabama Financial Group, Inc.	AL
CBS Banc-Corp.	AL	PrimeSouth Bank	AL
United Community Banks, Inc.	GA	First Madison Bank & Trust	GA
Stock Yards Bancorp, Inc.	KY	King Bancorp, Inc.	KY
Colony Bankcorp, Inc.	GA	LBC Bancshares, Inc.	GA
BankFirst Capital Corporation	MS	FNB Bancshares of Central Alabama, Inc.	AL
Summit Financial Group, Inc.	WV	Peoples Bankshares, Inc.	WV
River Financial Corporation	AL	PSB Bancshares, Inc.	AL
FNS Bancshares, Inc.	AL	Catoosa Bancshares, Inc.	GA
SmartFinancial, Inc.	TN	Foothills Bancorp, Inc.	TN
Century Next Financial Corporation	LA	Ashley Bancstock Company	AR
First US Bancshares, Inc.	AL	Peoples Bank	VA
Sunstate Bank	FL	Intercontinental Bankshares, LLC	FL
National Commerce Corporation	AL	Premier Community Bank of Florida	FL
Parkway Acquisition Corp.	VA	Great State Bank	NC
SmartFinancial, Inc.	TN	Tennessee Bancshares, Inc.	TN
Investor group	KY	Bancorp of Lexington Inc.	KY
Select Bancorp, Inc.	NC	Premara Financial, Inc.	NC
Bank of McKenney	VA	CCB Bankshares, Inc.	VA

Buyer		Seller
Institution	State	Institution	State
Entegra Financial Corp.	NC	Chattahoochee Bank of Georgia	GA
FSB LLC	AL	First Southern Bancshares, Inc.	AL
Charter Financial Corporation	GA	Resurgens Bancorp	GA
Seacoast Banking Corporation of Florida	FL	NorthStar Banking Corporation	FL
Investar Holding Corporation	LA	Citizens Bancshares, Inc.	LA
Progress Financial Corporation	AL	First Partners Financial, Inc.	AL
HCBF Holding Company, Inc.	FL	Jefferson Bankshares, Inc.	FL

The Capital peer group consisted of transactions in the Southeastern U.S. announced between January 1, 2017 and May 31, 2019 involving sellers with total assets between $100 million and $300 million and Tangible Equity / Tangible Assets between 9.00% and 11.00% and included the following transactions:

Buyer		Seller
Institution	State	Institution	State
Blue Ridge Bankshares, Inc.	VA	Virginia Community Bankshares, Inc.	VA
CBS Banc-Corp.	AL	PrimeSouth Bank	AL
BankFirst Capital Corporation	MS	FNB Bancshares of Central Alabama, Inc.	AL
B.P.C. Corporation	TN	CFB Bancshares, Inc.	TN
First Citizens BancShares, Inc.	NC	Palmetto Heritage Bancshares, Inc.	SC
PBD Holdings, LLC	TN	First Columbia Bancorp, Inc.	FL
FNS Bancshares, Inc.	AL	Catoosa Bancshares, Inc.	GA
SmartFinancial, Inc.	TN	Foothills Bancorp, Inc.	TN
Carolina Trust BancShares, Inc.	NC	Clover Community Bankshares, Inc.	SC
Century Next Financial Corporation	LA	Ashley Bancstock Company	AR
First US Bancshares, Inc.	AL	Peoples Bank	VA
SmartFinancial, Inc.	TN	Tennessee Bancshares, Inc.	TN
Investor group	KY	Bancorp of Lexington Inc.	KY
Select Bancorp, Inc.	NC	Premara Financial, Inc.	NC
FSB LLC	AL	First Southern Bancshares, Inc.	AL
Charter Financial Corporation	GA	Resurgens Bancorp	GA
Seacoast Banking Corporation of Florida	FL	NorthStar Banking Corporation	FL

Using the latest publicly available information prior to each deal announcement, Porter White analyzed the following transaction metrics for each respective peer group: deal price-to-tangible book value, deal price-to-LTM earnings, deal price-to-total assets, and premium to core deposits. Porter White compared the indicated transaction multiples for the merger to the high, low, and median multiples of each merger transaction group. The results derived from the peer group comparable transaction analysis can be seen in the following chart.

Table 4: Trinity Comparable Transaction Analysis

	Transaction Pricing					Target Financials
	Price/ TanBook (x)	Price/ Earnings (x)	Price Assets (%)	Premium/ Core Dep (%)		Total Assets ($000)	TanEq/ TanAssts (%)	ROAA (%)	Effcy Ratio (%)	NPA/ TotAssts (%)
Geographic Group
Median	1.60	20.35	15.29	8.90		190,342	10.68	0.80	69.3	0.59
High	2.00	38.64	25.82	21.56		296,103	15.18	3.54	88.3	4.18
Low	1.16	4.04	10.39	2.58		106,826	7.47	0.16	44.6	0.00

Profitability Group
Median	1.62	13.43	15.10	8.33		166,602	11.08	1.20	62.9	0.17
High	1.94	26.79	20.13	19.62		273,810	13.24	3.54	73.9	4.18
Low	1.16	4.04	8.33	1.94		121,947	9.32	1.01	44.6	0.00

Asset Quality Group
Median	1.61	19.70	15.54	8.77		213,433	10.50	0.89	66.4	0.19
High	2.00	38.64	25.82	21.56		296,103	15.04	1.96	87.3	0.99
Low	0.99	6.11	8.33	-0.13		121,947	8.21	0.20	44.6	0.00

Capital Group
Median	1.62	17.69	15.10	8.90		211,797	10.05	0.83	70.7	0.61
High	1.99	38.64	18.84	19.62		273,238	10.96	1.63	106.4	5.91
Low	1.09	6.11	8.33	1.21		121,947	9.12	-1.11	52.2	0.00

Trinity-River:	1.70	11.08	16.87	10.80	Trinity:	160,516	9.92	1.61	56.6	0.83
Price/NormEarn		13.16

Sources: Porter White; S&P Global Market Intelligence

Discounted Cash Flow Approach

Additionally, Porter White performed an analysis that estimated the net present value per share of Trinity common stock on a standalone basis assuming Trinity performed in accordance with management projections for the coming 5-year period. To approximate the terminal value of a share of Trinity common stock, Porter White applied a price-to-tangible book value per share multiple ranging from 1.60x to 2.00x and a price-to-earnings per share multiple ranging from 12.0x to 20.0x. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Trinity common stock. As shown in the following tables, the analysis indicated an imputed range of values per share of Trinity common stock of $11.94 to $17.57 when applying multiples of tangible book value per share and $9.70 to $18.68 when applying multiples of earnings per share. Per share values that are less than the $15.55 per share value in the merger are shaded in gray.

Table 5: Discounted Cash Flow Analysis of Tangible Book Value

		Terminal Tangible Book Multiples
	1.60x	1.70x	1.80x	1.90x	2.00x
9%	$14.23	$15.06	$15.90	$16.74	$17.57
10%	$13.61	$14.41	$15.21	$16.01	$16.80
11%	$13.02	$13.79	$14.55	$15.31	$16.08
12%	$12.47	$13.20	$13.93	$14.66	$15.39
13%	$11.94	$12.64	$13.34	$14.03	$14.73

Sources:    Porter White; Trinity management

Note:         Values less than $15.55 per share are shaded in gray.

Table 6: Discounted Cash Flow Analysis of LTM Earnings

		Terminal Earnings Multiples
	12.0x	14.0x	16.0x	18.0x	20.0x
9%	$11.55	$13.33	$15.12	$16.90	$18.68
10%	$11.05	$12.75	$14.46	$16.16	$17.87
11%	$10.58	$12.20	$13.83	$15.46	$17.09
12%	$10.13	$11.68	$13.24	$14.80	$16.36
13%	$9.70	$11.19	$12.68	$14.17	$15.66

Sources:    Porter White; Trinity management

Note:         Values less than $15.55 per share are shaded in gray.

Conclusion

Porter White concluded that the Merger Consideration to be received under the terms of the merger agreement was fair, from a financial point of view, to Trinity’s shareholders. The Opinion expressed by Porter White was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the Opinion. For purposes of rendering its Opinion, Porter White assumed that, in all respects material to its analyses:

•	the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination, or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger.

Porter White cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this Proxy Statement, Porter White has no reason to believe that any of these conditions will not be satisfied or waived.

Compensation to Porter White

Pursuant to the terms of the engagement, Porter White received a retainer of $10,000 and received consideration in the amount of $25,000 for the delivery of its fairness opinion. At the earlier of i) the time the merger is completed or ii) termination of the merger agreement, Trinity will pay Porter White a final advisory fee of $15,000, which is not contingent upon the completion of the merger. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the merger is consummated, Trinity has agreed to reimburse Porter White for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Porter White against certain claims, losses and expenses arising out of the merger or Porter White’s engagement. Other than services provided in connection with the merger, Porter White has not provided investment banking and financial advisory services to Trinity or River Financial in the past two years.

Interests of Trinity Directors and Executive Officers in the Merger

When considering the recommendation of Trinity’s board of directors, holders of Trinity common stock should be aware that Trinity’s executive officers and members of Trinity’s board of directors may have interests in the merger that are different from, or in addition to, those of Trinity shareholders generally. Trinity’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, to the extent these different interests existed at the time of the negotiation, evaluation and approval of the merger agreement, and in recommending that the merger agreement be approved by holders of Trinity common stock.

River Financial and River Bank & Trust Board of Directors and Executive Officers Following the Merger

The merger agreement provides that the board of directors of River Financial after the Merger will not change from immediately prior to the Merger, except that Brian McLeod, or such other designee selected by Trinity and reasonably acceptable to River Financial, shall be added as a director of River Financial as of the effective date of the Merger. The Merger agreement further provides that the board of directors of River Bank & Trust will not change from immediately prior to the bank merger, except that Robbin Thompson, or such other designee selected by Trinity and reasonably acceptable to River Financial, shall be added as a director of River Bank & Trust as of the effective date of the bank merger.

Biographical and other information respecting these persons is located at “Information About Trinity—Directors and Executive Officers” and “—Security Ownership of Certain Beneficial Owners and Management” at page [    ].

Employment Arrangements and Change in Control Agreements

During negotiations of the proposed merger, representatives of River Financial and Trinity discussed certain executive officers of Trinity remaining with the combined company in order to enhance the value of the proposed transaction. Robbin Thompson, Joe Sanders, and Lori Nelson agreed to term sheets with River Financial, contingent on the completion of the merger, to continue their employment with River Financial following completion of the merger and to assist with the integration of Trinity with River Financial.

Pursuant to these term sheets, Robbin Thompson, who will assume the position of President for the Wiregrass Region, will receive an annual base salary of $162,450, a participation in the River Bank & Trust Relationship Manager annual bonus plan, options on 5,000 shares of River Financial common stock, a monthly car allowance of $350, and other benefits under River Financial’s benefit plans. Joe Sanders, who will assume the position of Senior Vice President for the Wiregrass Region, will receive an annual base salary of $120,000, a participation in the River Bank & Trust Relationship Manager annual bonus plan, options on 2,500 shares of River Financial common stock and other benefits under River Financial’s benefit plans. Lori Nelson will receive an annual base salary of $63,250, a participation in the River Bank & Trust Relationship Manager annual bonus plan, options on 1,000 shares of River Financial common stock and other benefits under River Financial’s benefit plans. The term sheets also provide that River Financial will provide Messrs. Thompson and Sanders a onetime increase in annual salary equal to the annual amount of country club dues currently in effect at the date of the close of the proposed transaction and membership in the Officer Loan Committee.

Mr. Thompson will enter into a change in control agreement with River Financial. The change in control agreement defines a “change in control” as (a) a change in control as defined by River Financial’s primary federal bank regulator; (b) a merger or business combination or contested election where non-employee directors cease to be a majority of directors; (c) a transfer of all or substantially all of the assets of River Financial to another entity which is not an affiliate of River Financial; (d) a merger of River Financial with another corporation or entity and less than 60% of the equity interest in the surviving corporation is owned by former shareholders of River Financial; or (e) a sale by River Financial or transfer of more than 50% of its equity interest to persons not affiliated with River Financial. Upon a change in control, Mr. Thompson shall receive a lump sum cash payment equal to 1.5 times the base amount of Mr. Thompson’s compensation and 1.5 times the applicable contributions by River Bank for the annual premium for group life, long-term disability and health insurance benefits if employment is terminated within two years after a change in control. If Mr. Thompson is terminated for cause (as defined in the agreement) or resigns for anything other than Good Reason (as defined in the agreement) prior to a change in control, no compensation or benefits shall be paid. A resignation for “Good Reason” generally means a material diminution of employee’s authority, duties, salary or relocation of employee’s principal place of business. The agreement also provides for payment of certain excise taxes or penalties, if applicable.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that following the closing date of the merger River Financial will indemnify any current or former officer or director of Trinity or Trinity Bank against liabilities arising out of the fact that such person is or was an officer, director or employee of Trinity or Trinity Bank. All rights of such persons to indemnification under Trinity’s or Trinity Bank’s articles and bylaws shall survive the merger and continue in full force and effect. River Financial also will provide six years of “tail” directors’ and officers’ liability insurance policy coverage for those persons serving as directors or officers of Trinity or Trinity Bank immediately prior to the merger. See “The Merger Agreement—Directors’ and Officers’ Insurance and Indemnification.” The indemnification applies to acts or omissions occurring at, prior to or after the closing date of the merger. See “Description of River Financial Corporation Common Stock—Indemnification of Directors and Officers.”

Dissenters’ Appraisal Rights in the Merger

If the merger is consummated, holders of record of Trinity common stock who follow the procedures specified by Article 13 of the ABCL will be entitled to a determination and payment in cash of the “fair value” of their stock (as determined immediately before the effective time of the merger), excluding any appreciation or depreciation resulting from the anticipation of the merger, unless such exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment. Shareholders who elect to follow these procedures are referred to as dissenting shareholders.

A vote in favor of the merger agreement by a holder of Trinity common stock or a holder of River Financial common stock will result in a waiver of such shareholder’s right to demand payment for his or her shares.

The following summary of the provisions of Article 13 of the ABCL is not intended to be a complete statement of such provisions, the full text of which is attached as Annex C to this proxy statement / prospectus, and is qualified in its entirety by reference thereto.

A holder of Trinity common stock electing to exercise dissenters’ rights (1) must deliver to Trinity at 1479 W. Main Street, Dothan, Alabama 36305, Attention: Robbin Thompson, before the vote at the Trinity meeting, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated, and (2) must not vote in favor of the merger agreement. The requirement of this written notice is in addition to and separate from the requirement that such shares not be voted in favor of the merger agreement, and the requirement of written notice is not satisfied by voting against the merger agreement either in person or by proxy. The requirement that shares not be voted in favor of the merger agreement will be satisfied if no proxy is returned and the shares are not voted in person. Because a properly executed and delivered proxy which is left blank will, unless revoked, be voted “FOR” approval of the merger agreement, in order to be assured that his, her or its shares are not voted in favor of the merger agreement, the dissenting shareholders who vote by proxy must not leave the proxy blank but must (1) vote “AGAINST” the approval of the merger agreement or (2)

affirmatively “ABSTAIN” from voting. Neither a vote against approval of the merger agreement nor an abstention will satisfy the requirement that a written notice of intent to demand payment be delivered to Trinity or River Financial, as appropriate, before the vote on the merger agreement.

A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies Trinity in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if he or she submits to Trinity the record shareholder’s written consent to the dissent prior to or contemporaneously with such assertion and he or she does so with respect to all shares of which he, she or it is the beneficial shareholder or over which he, she or it has the power to vote. Where no number of shares is expressly mentioned, the notice of intent to demand payment will be presumed to cover all shares held in the name of the record holder.

No later than ten days after the merger, River Financial, as the continuing corporation of the merger, will send a written dissenters’ notice to each dissenting shareholder of Trinity who did not vote in favor of the merger and who duly filed a written notice of intent to demand payment in accordance with the foregoing procedures. The dissenters’ notice will specify, among other things, the deadline by which time River Financial must receive a payment demand from such dissenting shareholders and will include a form for demanding payment. The deadline will be no fewer than 30 days and no more than 60 days after the date the dissenters’ notice is delivered. It is the obligation of any dissenting shareholder to initiate all necessary action to perfect his or her dissenters’ rights within the time periods prescribed in Article 13 of the ABCL and the dissenters’ notice. If no payment demand is timely received from a dissenting shareholder, all dissenters’ rights of said dissenting shareholder will be lost, notwithstanding any previously submitted written notice of intent to demand payment. Each dissenting shareholder who demands payment retains all other rights of a shareholder unless and until those rights are cancelled or modified by the merger. A dissenting shareholder who demands payment in accordance with the foregoing may not thereafter withdraw that demand and accept the terms offered under the merger agreement unless River Financial consents thereto.

Within 20 days of a formal payment demand, a dissenting shareholder who has made a demand must submit his or her share certificate or certificates to River Financial so that a notation to that effect may be placed on such certificate or certificates and the shares may be returned to the dissenting shareholder with the notation thereon. A shareholder’s failure to submit shares for notation will, at River Financial’s option, terminate the holder’s rights as a dissenter, unless a court of competent jurisdiction determines otherwise.

Promptly after the merger, or upon receipt of a payment demand, River Financial shall offer to pay each dissenting shareholder who complied with Article 13 of the ABCL the amount River Financial estimates to be the fair value of such dissenting shareholder’s shares plus accrued interest. Each dissenting shareholder who agrees to accept the offer of payment in full satisfaction of his or her demand must surrender to River Financial the certificate or certificates representing his or her shares in accordance with the terms of the dissenters’ notice. Upon receiving the certificate or certificates, River Financial will pay each dissenting shareholder the fair value of his or her shares, plus accrued interest. Upon receiving payment, each dissenting shareholder ceases to have any interest in the shares.

Each dissenting shareholder who has made a payment demand may notify River Financial in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, or reject the offer made to such shareholder as described above and demand payment of the fair value of his or her shares and interest due, if: (1) the dissenting shareholder believes that the amount offered is less than the fair value of the shares or that the interest due is incorrectly calculated; or (2) River Financial fails to make an offer as required by Article 13 of the ABCL within 60 days after the date set for demanding payment; provided, however, that a dissenting shareholder waives the right to demand payment different from that offered unless he or she notifies River Financial of his or her demand in writing within 30 days after River Financial offered payment for the shares.

If a demand for payment remains unsettled, River Financial will commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the proceeding is not commenced within the 60-day period, each dissenting shareholder whose demand remains unsettled shall be entitled to receive the amount demanded. Such a proceeding will be filed in the Circuit Court of Elmore County, Alabama. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of the shares, plus accrued interest. The court’s finding may set a value above or below the value the shareholder believes is appropriate. Upon payment of the judgment and surrender to River Financial of the certificate or certificates representing the judicially appraised shares, a dissenting shareholder will cease to have any interest in the shares. The Court may assess costs incurred in such a proceeding against River Financial or may assess the costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent the Court finds that such dissenting shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment different from that initially offered by River Financial. The Court may also assess the reasonable fees and expenses of counsel and experts against River Financial, if the Court finds that it did not substantially comply with its requirements regarding providing notice of dissenters’ rights and the procedures associated therewith under Article 13 of the ABCL or against either River Financial or all or some of the dissenting shareholders if the Court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided in Article 13 of the ABCL. If the Court finds that services of counsel for any dissenter were of substantial benefit to other similarly situated dissenters, and that fees for such services should not be assessed against River Financial, then the Court may award reasonable fees to such counsel that will be paid out of the amounts awarded to dissenters who benefited from such services.

Accounting Treatment of the Merger

River Financial will account for the merger using the acquisition method of accounting. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Trinity will be recorded, as of completion of the merger, at their respective fair values and added to those of River Financial. Any excess of the purchase price over fair values will be recorded as goodwill. Consolidated financial statements and reported results of operations of River Financial issued after completion of the merger will reflect these values but will not be restated retroactively to reflect the historical financial position or results of operations of Trinity.

Regulatory Approvals

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. River Financial and Trinity also have agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of River Financial following completion of the merger. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect to the merger. See “The Merger Agreement—Conditions to the Completion of the Merger” on page     .

Federal Reserve Approval. The merger is subject to the prior approval of the Federal Reserve under Section 3(a)(5) of the Bank Holding Company Act of 1956, as amended, and related federal regulations, and River Financial and Trinity must wait at least 15 days after the date of such approval before they may complete the merger. In reviewing the transactions under the applicable statutes and regulations, the Federal Reserve will consider, among other factors, the competitive impact of the merger. The Federal Reserve also will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combating money-laundering activities. Furthermore, the Federal Reserve will take into consideration the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system. In connection with its review, the Federal Reserve will provide an opportunity for public comment on the application for the merger and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, the Federal Reserve must take into account the record of performance of each of River Financial and Trinity in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, River Bank & Trust was rated “satisfactory” and Trinity Bank was rated “satisfactory.” Applications or notifications may also be required to be filed with various other regulatory authorities in connection with the merger.

The Federal Reserve may waive its formal application requirement in lieu of the FDIC and ASBD approvals outlined below and require only a notice filing, and River Financial has sought such waiver.

FDIC. Immediately following the merger, River Financial intends to merge Trinity Bank with and into River Bank & Trust, with River Bank & Trust as the continuing bank. Consummation of the bank merger is subject to receipt of the approval of the FDIC under the Bank Merger Act. Application for approval of the bank merger will be subject to a 30-day public notice and comment period, as well as review and approval by the FDIC. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers the financial and managerial resources of the banks, the convenience and needs of the community to be served, the banks’ effectiveness in combating money-laundering activities as well as the import of the transaction on financial stability similar to the review that the Federal Reserve would give as outlined above. In connection with its review, the FDIC and ASBD will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

State Bank Regulatory Approvals. Under Alabama state law, River Financial must file an application with the Alabama Banking Department for approval of the bank merger. River Financial must also provide the Alabama Banking Department with notice of the proposed merger of River Financial with Trinity, as well as a copy of the application filed with the FDIC under the Bank Merger Act. Among other things, the Alabama State Banking Department will consider the financial strength, including capital, of River Bank & Trust following the merger.

River Financial and Trinity are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. River Financial and Trinity intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting.

If the approval of the merger by any of the authorities mentioned above is subject to compliance with any conditions, there can be no assurance that the parties or their subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the merger. The parties believe that the proposed merger is compatible with such regulatory requirements.

Third-Party Approvals. The merger is conditioned upon the receipt of all consents and approvals of third parties with respect to specified agreements, unless the failure to obtain any such consent or approval would not reasonably be expected to have a material adverse effect on River Financial or Trinity. Pursuant to the merger agreement, River Financial and Trinity have agreed to use their reasonable best efforts to obtain all consents, approvals and waivers from third parties necessary in connection with the completion of the merger.

Restrictions on Resales by Affiliates

The shares of River Financial common stock to be issued to Trinity shareholders in the merger are being registered under the Securities Act of 1933, as amended, referred to as the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of River Financial after the merger as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s common stock. Any shareholder deemed to be an affiliate of River Financial may resell shares of River Financial common stock issued in the merger only in transactions permitted by Rule 144 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the Trinity directors who become directors of River Financial and specified executive officers of Trinity who become executive officers of River Financial, as well as to other related individuals or entities.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This description does not purport to be complete and is qualified in its entirety by reference to the agreement and plan of merger, a copy of which is attached as Annex A to this proxy statement / prospectus and incorporated by reference herein. This summary may not contain all of the information about the merger agreement that may be important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

Each of the River Financial board of directors and the Trinity board of directors has approved the merger agreement, which provides for the merger of Trinity with and into River Financial. River Financial will be the continuing corporation in the merger. The River Financial articles of incorporation and River Financial bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and bylaws of the continuing corporation.

For each share of Trinity common stock issued immediately prior to the completion of the merger, except for shares of Trinity common stock held by Trinity in its treasury and shares that may be owned by River Financial (other than in a fiduciary capacity or as a result of debts previously contracted), a Trinity shareholder will receive for each share of Trinity common stock held of record at the effective date of the merger $3.50 in cash and 0.44627 of a share of River Financial common stock.

River Financial will not issue fractional shares of River Financial common stock in connection with the merger. Instead, River Financial will make a cash payment without interest to each Trinity shareholder who would otherwise have received a fractional share of River Financial common stock. The amount of this cash payment will be determined by multiplying the fraction of a share of River Financial common stock otherwise issuable to such shareholder by $27.00.

The merger agreement allows River Financial to change the structure of the merger. No such change may alter the amount or kind of merger consideration to be provided under the merger agreement, materially impede or delay consummation of the merger or cause any of the closing conditions to the merger to not be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof.

Effective Time of the Merger

The merger will be completed following the receipt of all necessary approvals and consents of all governmental entities, the expiration of all statutory waiting periods and the satisfaction or waiver of all other conditions to the merger set forth in the merger agreement, or such later date as the parties mutually agree. See “Conditions to the Completion of the Merger” below. Articles of Merger will be filed in the office of the Alabama Secretary of State as required under the corporation law of Alabama and will establish the effective time of the merger.

Bank Merger

Immediately after the merger, Trinity Bank will merge with and into River Bank & Trust, with River Bank & Trust as the continuing bank.

Conversion of Shares; Exchange of Certificates

The conversion of Trinity common stock into the right to receive the applicable merger consideration will occur automatically upon completion of the merger. At or promptly after the effective time of the merger, certificates representing shares of Trinity common stock will be exchanged for the merger consideration, without interest, to be received by holders of Trinity common stock in the merger pursuant to the terms of the merger agreement.

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of Trinity common stock at the effective time of the merger. This mailing will contain instructions on how to surrender Trinity common stock in exchange for the applicable merger consideration.

If a certificate for Trinity common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant and the posting of a bond in such amount as River Financial or the exchange agent determine is reasonably necessary as indemnity.

Each of River Financial and the exchange agent will be entitled to deduct and withhold from the cash payable to any holder of Trinity common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If River Financial or the exchange agent withholds any amounts, these amounts will be treated for all purposes as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until shares of Trinity common stock represented by certificates are properly surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the merger with respect to River Financial common stock into which shares of Trinity common stock have been converted will accrue but will not be paid. River Financial will pay to former Trinity shareholders any unpaid dividends or other distributions with respect to River Financial shares, without interest and less any taxes withheld, only after they have duly surrendered their Trinity shares to the exchange agent.

Representations and Warranties

The representations, warranties and covenants described in this and the following section and included in the merger agreement were made only for purposes of the merger agreement and, as of specific dates, are solely for the benefit of River Financial and Trinity, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between River Financial and Trinity rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. These descriptions are qualified in their entirety by reference to the merger agreement. You should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of River Financial, Trinity or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by River Financial or Trinity. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement / prospectus and in the documents incorporated by reference into this proxy statement / prospectus. See “Where You Can Find More Information” on page     .

River Financial and Trinity have made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	financial statements and the absence of undisclosed liabilities;

•	legal proceedings;

•	broker’s fees payable in connection with the merger.

•	the accuracy of information supplied for inclusion in this proxy statement / prospectus and other similar documents;

•	the absence of certain changes or events;

•	compliance with applicable laws and permits;

•	matters relating to loans, the allowance for loan losses and other real estate owned;

•	Community Reinvestment Act compliance;

•	employee and employee benefit matters;

•	environmental matters; and

•	intellectual property matters.

None of the parties’ representations and warranties in the merger agreement survive the effective time of the merger.

Certain representations and warranties of River Financial and Trinity are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to River Financial or Trinity, means a material adverse effect on the business, operations, assets or financial condition of the applicable party and its subsidiaries, taken individually or as a whole. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, River Financial and Trinity will disregard any effects resulting from:

•

the acts or omissions of Trinity or River Financial or any of their respective subsidiaries taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•	changes in laws or interpretations thereof that are generally applicable to the banking industry;

•	changes in generally accepted accounting principles; and

•	the merger or compliance with the provisions of the merger agreement.

The representations and warranties of Trinity are generally contained in Article 5 of the merger agreement. The representations and warranties of River Financial are generally contained in Article 4 of the merger agreement.

Covenants and Agreements

Trinity and River Financial have undertaken customary covenants that place restrictions on it and its respective subsidiaries until the completion of the merger. Trinity and River Financial have agreed not to, and not permit its subsidiaries to, among other things:

•	amend the articles of incorporation, bylaws or other governing instruments;

•	incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of business consistent with past practices;

•	repurchase, redeem, or otherwise acquire any outstanding securities;

•	declare or pay any dividend or make any other distribution in respect of common stock except, in the case of River Financial, in the ordinary course of business and consistent with past practice;

•	issue, deliver or agree to issue any additional shares of common stock, bonds or other securities other than pursuant to the exercise of options;

•

adjust, split, combine or reclassify any shares of common stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	increase (except for increases consistent with past practices) the compensation, including wages, salary, fees, bonuses, profit sharing, incentive, pension, retirement, severance, of any such person;

•	except in the ordinary course of business, enter into, modify, amend or terminate any contract that would otherwise be considered material under the merger agreement; or

•	agree to, or make any commitment to, take, or adopt any resolutions in support of, any of the actions prohibited by the above.

In addition to the general covenants above, Trinity has agreed not to withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to River Financial, the approval of the merger agreement or the recommendation of the board of directors, except as permitted under the merger agreement, principally in the exercise of the Trinity board of directors’ fiduciary duty.

Agreement Not to Solicit Other Offers; Termination Fee

Until the merger is completed or the merger agreement is terminated, Trinity has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Trinity may, however, furnish information regarding itself to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if its board of directors determines in good faith, after consultation with its outside legal counsel, that failing to do so may cause the board to breach its fiduciary duty. In general, an “acquisition proposal” is a tender offer for at least 20 percent of Trinity’s shares, or a merger or other business combination proposal seeking to acquire Trinity.

If the board of directors determines, after consultation with its legal counsel, that another acquisition proposal is superior to the merger because it is more favorable to its shareholders from a financial point of view than the proposed merger, and is reasonably likely to be completed on the proposed terms on a timely basis, then it may terminate the merger agreement, subject to River Financial’s right, for a period of 10 business days after receipt of notice of the superior proposal from Trinity, to make adjustments in the terms and conditions of the merger agreement so that any such acquisition proposal ceases to constitute a superior proposal. If River Financial does not sufficiently adjust the terms and conditions of the merger agreement, Trinity will be at liberty to accept the superior proposal. In general, a “superior proposal” is an unsolicited, bona fide offer to acquire Trinity where the board of directors concludes, after consideration with legal and financial advisers, that the offer would be more favorable to shareholders than the merger. If Trinity terminates the merger agreement under the foregoing circumstances, it will pay to River Financial a termination fee of $810,000.

Voting Agreements

In connection with the merger agreement, the Trinity directors have entered into a support agreement with River Financial pursuant to which each Trinity director has agreed, in his capacity as a shareholder of Trinity, to vote his shares of Trinity common stock in favor of the merger at the Trinity shareholder meeting. The complete support agreement is included at Exhibit B to the Agreement and Plan of Merger at Annex A to this proxy statement / prospectus.

Board Recommendations

Except to the extent as it would cause the directors of Trinity’s board of directors to breach their fiduciary duties under applicable law (as determined after consultation with legal counsel), the Trinity board of directors:

•

shall not withdraw, modify or qualify in any manner adverse to River Financial the approval of the merger agreement and/or its recommendation to shareholders of the approval of the merger agreement, or take any action or make any statement in connection with the meeting inconsistent with such approval or its recommendation to its respective shareholders (collectively, a “change in recommendation”);

•	shall not make a change in recommendation unless such board of directors agrees to a “superior proposal” as outlined above; and

•	shall submit the merger agreement to its respective shareholders of such board of directors for a vote notwithstanding a change in recommendation.

Reasonable Best Efforts

River Financial and Trinity have agreed to use commercially reasonable efforts to take all actions that are necessary, proper or advisable under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable. River Financial and Trinity have also agreed to cooperate and use all commercially reasonable efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable, except that neither River Financial nor Trinity is required to take any such action if such action is reasonably likely to result in a material adverse effect.

Employee Matters

River Financial has agreed that all employees of Trinity Bank at the effective time of the merger will be retained as employees of River Bank & Trust for at least nine months following the effective date of the merger, at their same rate of pay. Any former Trinity employee not retained after the nine-month period will be entitled to a severance payment equal to 120 days’ rate of pay. Employees of Trinity and its subsidiaries immediately prior to the effective time of the merger who become employees of River Financial or its subsidiaries will be covered by the River Financial employee benefit plans on substantially the same basis as the other employees of River Financial and its subsidiaries performing services in a comparable position. River Financial will recognize employees’ service with Trinity Bank as service with River Financial or River Bank & Trust, as applicable, for purposes of eligibility to participate and vesting under the benefit plans, policies or arrangements, subject to applicable law.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that River Financial will indemnify any current or former officer or director of Trinity or Trinity Bank against liabilities arising out of the fact that such person is or was an officer, director or employee of Trinity or Trinity Bank or, in the case of current officers and directors, arising out of the merger agreement or any transaction contemplated by the merger agreement. All rights of such persons to indemnification under Trinity’s or Trinity Bank’s articles and bylaws shall survive the merger and continue in full force and effect.

River Financial also will provide six years of “tail” directors, and officers’ liability insurance policy coverage for those persons serving as directors or officers of Trinity or Trinity Bank immediately prior to the merger.

Conditions to the Completion of the Merger

River Financial’s and Trinity’s respective obligations to complete the merger are subject, but not limited, to the fulfillment or, in certain cases, waiver of the following conditions:

•	The requisite shareholder approval of Trinity shall have been obtained.

•

All consents of, filings and registrations with, and notifications to, all regulatory authorities required for consummation of the merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. No consent obtained from any regulatory authority that is necessary to consummate the transactions contemplated by the merger agreement shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of either party would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the merger agreement.

•

No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by the merger agreement.

•

The Form S-4 Registration Statement registering the shares of River Financial common stock to be issued to Trinity shareholders shall have become effective under the Securities Act of 1933 and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

•	The representations and warranties of Trinity and River Financial must be true and correct in all material respects as of the effective date of the merger.

•	All other agreements and covenants of Trinity and River Financial that are required to be fulfilled.

•	The number of Trinity shareholders exercising dissenters’ rights of appraisal does not exceed 5 percent of the outstanding shares of common stock of Trinity.

•	Trinity shall receive an opinion from its legal counsel substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement / prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement if so authorized by their respective boards of directors. However, after any approval of the transactions contemplated by the merger agreement by holders of Trinity common stock, there may not be, without further shareholder approval, any amendment of the merger agreement that requires such further shareholder approval under applicable law. Either party to the merger agreement may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party, or may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Subject to certain limitations, the merger agreement may be terminated at any time prior to the closing date of the merger, if certain conditions are not satisfied or if certain events occur, whether before or after approval of the merger agreement by Trinity’s shareholders:

•	by mutual written consent of River Financial and Trinity;

•	by:

•	River Financial or Trinity if the closing date of the merger shall not have occurred on or prior to March 31, 2020;

•

River Financial or Trinity if there has been a material breach by the other party of (1) any covenant or undertaking in the merger agreement or (2) any representation or warranty of the other party contained in the merger agreement, where such breach cannot be or has not been cured within 30 days following delivery of written notice of the breach;

•	River Financial or Trinity if the merger is not approved by Trinity’s shareholders;

•	River Financial or Trinity if conditions to completion of the merger are not satisfied;

•	Trinity prior to Trinity’s shareholders meeting if its board of directors authorizes Trinity to enter into a binding agreement respecting a superior proposal;

•

River Financial if Trinity approves or recommends, or publicly proposes to approve or recommend, a superior proposal by a third party, a change in recommendation or a tender offer for more than 20% of Trinity’s outstanding stock.

With respect to a termination relating to a superior proposal, a change in recommendation or a tender offer, Trinity may owe an $810,000 termination fee to River Financial. See “Agreement Not to Solicit Other Offers; Termination Fee.”

ELECTION OF DIRECTORS

At the meeting, the Trinity shareholders will be asked to elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors provided that, if the merger is consummated, the terms will end pursuant to the merger agreement. If the merger is not consummated, each director will serve a one-year term. Under Alabama law, the election of directors requires a majority vote of the common stock present in person or represented by proxy and entitled to vote at the meeting. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the board of directors will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

The board of directors of Trinity recommends to its shareholders that the shareholders of Trinity vote “FOR” the proposal to elect Dr. Henry H. Barnard, II, Bill Brent Beasley, Terry D. Duffie, James Etheredge, Dr. William D. McLaughlin, Brian R. McLeod, John Mitchell, E. Carey Slay, Jr, Joe Paul Stewart, and J. Robbin Thompson as directors of Trinity to serve a one-year term (provided that, if the merger referred to in proposal 1 is consummated, the terms will end pursuant to the merger agreement). This proposal is #2 on the Trinity proxy card.

Information about Directors and Executive Officers

For more information about the directors and executive officers, see INFORMATION ABOUT TRINITY—Directors and Executive Officers.

ADJOURNMENT OF THE ANNUAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the Trinity meeting, the meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Trinity at the time of the meeting to be voted for an adjournment, if necessary, the shareholders of Trinity are asked to approve a proposal to adjourn the meeting, if necessary, to solicit additional proxies to approve the merger agreement. The board of directors of Trinity recommends to its respective shareholders that its shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the meeting, no notice of the adjourned meeting is required to be given to shareholders (unless the adjournment is for more than 120 days after the date fixed for the original meeting), other than an announcement at the meeting of the hour, date and place to which the meeting is adjourned.

The board of directors of Trinity recommends to its shareholders that the shareholders of Trinity vote “FOR” the approval to adjourn the meeting in the event of insufficient votes to approve the merger agreement. This proposal is #3 on the Trinity proxy card.

DESCRIPTION OF RIVER FINANCIAL COMMON STOCK

The following summarizes certain provisions of River Financial’s common stock. Additional information regarding the common stock is set forth in the articles of incorporation and bylaws of River Financial and in the applicable provisions of the Alabama Business Corporation Law, sometimes referred to as the “ABCL.”

General

The authorized common stock of River Financial consists of 10,000,000 shares of common stock, $1.00 par value per share, 5,705,082 shares of which were outstanding on June 30, 2019.

Voting Rights

Each holder of common stock is entitled to one vote per share on any issue requiring a vote of shareholders at any meeting. There is no cumulative voting in the election of directors.

Upon a proposal by River Financial’s board of directors, River Financial’s articles of incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote.

There is no redemption right, sinking fund provision, or right of conversion with respect to River Financial’s common stock.

River Financial’s bylaws provide that the president, the chairman, the board of directors, or any one or more of its shareholders owning, in the aggregate, not less than 10% of the common stock, may call a special meeting of shareholders at any time.

River Financial’s articles of incorporation provide that River Financial may not sell or transfer all or substantially all its assets except upon the affirmative vote of at least 75% of all shares of common stock entitled to vote.

Dividend Rights

The board of directors may authorize the payment of cash dividends to shareholders. The board of directors may not authorize a dividend if the corporation would not be able to pay its debts as they become due or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy any preferential rights of holders of common stock that are superior to holders of common stock. The principal source of the payment of dividends by River Financial is the payment of dividends to it by River Bank & Trust. River Bank & Trust is subject to regulatory requirements in the payment of dividends described at “Supervision and Regulation”.

Board Membership—Vacancies, Removal

The bylaws provide that any vacancy in the board of directors may be filled by the shareholders or the board of directors except that the directors may not fill a vacancy resulting from an increase in the number of directors by more than 30% of the number of directors last approved by shareholders.

Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless they resign or are removed from office.

Despite the expiration of a director’s term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Shareholders of River Financial may remove one or more directors with or without cause only at a shareholder meeting called for that purpose, and the meeting notice must state that the purpose of the meeting is the removal of the director(s).

Preemptive Rights

Holders of the shares of common stock do not have preemptive rights to subscribe for additional shares when additional shares are offered for sale by River Financial.

Indemnification of Directors and Officers

Subject to applicable law, a director shall not be held personally liable to River Financial or its shareholders for monetary damages for any action taken, or any failure to take any action as a director, except that a director’s liability shall not be eliminated for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on River Financial or the shareholders; (iii) a violation of section 10A-2-8.33 of the Alabama Business Corporation Law; (iv) an intentional violation of criminal law; or (v) a breach of a director’s duty of loyalty to River Financial or its shareholders. It is the intention that the directors of River Financial be protected from personal liability to the fullest extent permitted by the Alabama Business Corporation Law as it now or hereafter exists. If at any time in the future the ABCL is modified to permit further or additional limitations on the extent to which directors may be held personally liable to River Financial, the protection afforded by River Financial’s articles of incorporation shall be expanded to afford the maximum protection permitted under such law.

Subject to the above limitations and in accordance with the ABCL, River Financial will indemnify a director or officer who was successful, on the merits or otherwise, in the defense of any proceeding, or of any claim, issue or matter in the proceeding to which he or she was a party because he or she is or was a director or officer of River Financial against reasonable expenses incurred in connection with the proceeding, notwithstanding that he or she was not successful on any other claim, issue or matter in any such proceeding.

Furthermore, the ABCL provides that River Financial may indemnify an individual made a party to a proceeding because he or she is or was a director or officer of River Financial against liability incurred in a proceeding if: (1) he or she conducted himself or herself in good faith; and (2) he or she reasonably believed (a) in the case of conduct in his or her official capacity with River Financial, that his or her conduct was in its best interest; and (b) in all other cases, that his or her conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding he or she had no reasonable cause to believe his or her conduct was unlawful. River Financial may not indemnify a director or officer in connection with a proceeding by or in the right of River Financial in which the director or officer was adjudged liable to River Financial; or in connection with any other proceeding charging improper personal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her. River Financial’s bylaws also require indemnification to the fullest extent provided by the ABCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of River Financial or River Bank & Trust, pursuant to the foregoing provisions, or otherwise, River Financial has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by River Financial of expenses incurred or paid by a director, officer or controlling person of River Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, River Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

River Financial and River Bank & Trust have procured a directors and officers liability insurance policy providing for insurance against certain liabilities incurred by directors and officers of River Financial and River Bank & Trust while serving in their capacities as such, to the extent such liabilities could be indemnified under the above provisions.

Liquidation or Dissolution

In the event of any liquidation or dissolution of River Financial, the holders of the common stock shall be entitled to receive, in cash or in kind, the assets of River Financial available for distribution which are remaining after payment or provision for payment of River Financial’s debts and liabilities.

Termination of Certain Bylaw Provisions.

As part of River Financial’s acquisition of Keystone Bancshares, Inc. in 2015, the River Financial bylaws were amended to provide a restructuring of the River Financial board of directors to add certain Keystone directors and to require certain transactions such as an acquisition of River Financial to be approved by the vote of 65 percent of the board members. These bylaw provisions expire on December 31, 2019.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Both Trinity and River Financial are incorporated under Alabama law, and, thus, your rights as a Trinity shareholder will continue to be governed by Alabama law when you are a shareholder of River Financial. Shareholder rights are also governed by the articles of incorporation and bylaws of a corporation. As a shareholder of River Financial, your rights will also be governed by River Financial’s articles of incorporation and bylaws.

The following is a summary of the material terms of and differences between the rights of holders of River Financial common stock and the rights of holders of Trinity common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Alabama Business Corporation Law, the River Financial articles of incorporation and bylaws and the Trinity articles of incorporation and bylaws. Copies of River Financial articles of incorporation and bylaws are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page     .

TRINITY	RIVER FINANCIAL

Authorized Common stock

Trinity is authorized under its articles of incorporation to issue 10,000,000 shares of common stock, par value $.01 per share.	Authorized Shares. River Financial is authorized under River Financial’s articles of incorporation to issue 10,000,000 shares of common stock, par value $1.00 per share.

Authorized Preferred Stock

Trinity is authorized under its articles of incorporation to issue 1,000,000 shares of common stock, par value $.01 per share.	Authorized Shares. River Financial is not authorized under River Financial’s articles of incorporation to issue any shares of preferred stock.

Preemptive Rights

Trinity’s shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued by Trinity.	River Financial’s shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued by River Financial.

Voting Rights In An Extraordinary Transaction

Trinity may not sell or transfer all or substantially all of its assets or merger with and into any other company, except upon the affirmative vote of at least two-thirds of the shares of common stock outstanding.	River Financial’s articles of incorporation provide that River Financial may not sell or transfer all or substantially all of its assets except upon the affirmative vote of at least 75% of the shares of common stock outstanding.

Amendment To The Articles Of Incorporation

The Trinity articles of incorporation may be amended by the adoption of the amendment by the board of directors and, if required, subsequent approval by Trinity’s shareholders. The requisite shareholder vote to approve an amendment is a majority of shares outstanding and entitled to vote.	The River Financial articles of incorporation may be amended by the adoption of the amendment by the board of directors and, if required, subsequent approval by River Financial’s shareholders. The requisite shareholder vote to approve an amendment is a majority of shares outstanding and entitled to vote.

Amendment To The Bylaws

The Trinity bylaws may be amended or repealed (A) by the Trinity board of directors unless (i) the articles of incorporation or the Alabama Business and Nonprofit Entities Code reserve this power exclusively to the shareholders in whole or in part or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the Board may not amend or repeal that bylaw or (B) by the shareholders.	The River Financial bylaws may be amended or repealed (A) by the River Financial board of directors at (i) any regular meeting or (ii) at any annual meeting if notice of such proposed action is contained in the notice of such annual meeting or (B) by the shareholders by a majority of votes cast at (i) any annual meeting or (ii) at any annual meeting if notice of such proposed action shall have been given to each shareholder.

The board of directors may not amend the quorum requirements for a shareholder meeting.	The board of directors may not amend the quorum requirements for a shareholder meeting.

Appraisal/Dissenters’ Rights

Under the ABCL, appraisal rights are available only in connection with specific transactions such as mergers, share exchanges, sales of all or substantially all of the assets of a corporation, and when the articles of incorporation so provide. A shareholder is entitled to follow the procedures set forth in the ABCL and receive payment for the fair value of such shares held by the shareholder.	Under the ABCL, appraisal rights are available only in connection with specific transactions such as mergers, share exchanges, sales of all or substantially all of the assets of a corporation, and when the articles of incorporation so provide. A shareholder is entitled to follow the procedures set forth in the ABCL and receive payment for the fair value of such shares held by the shareholder.

Appraisal rights are available to Trinity shareholders, because Trinity shareholders are entitled to vote on approval of the merger.	River Financial shareholders are not required to vote on approval of the merger.

Annual Meeting Of Shareholders

Annual meetings of the Trinity shareholders, for any purpose or purposes, unless otherwise prescribed by the ABCL, may be called by the board of directors. Special meetings of the shareholders may be called by the board of directors, the chairman, vice-chairman, the president or holders of at least 10% of all voting shares entitled to vote at such meeting.	Annual meetings of the River Financial shareholders, for any purpose or purposes, unless otherwise prescribed by the ABCL, may be called by the president, chairman of the board, or by the board of directors, and shall be called by the president or secretary at the request of the holders of not less than one-tenth of all of the votes entitled to be cast on any issue proposed to be considered at the meeting.

Board Of Directors

Number of Directors

The Trinity board of directors has 10 directors subject to a maximum of 25. The Trinity bylaws provide that the number of directors may be increased or decreased from time to time in the discretion of the board, except that only shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders.	The River Financial board of directors has 9 directors subject to a maximum of 12. The River Financial bylaws provide that the number of directors may be increased or decreased from time to time in the discretion of the board, except that only shareholders may increase or decrease by 30% or more the number of directors last approved by the shareholders.

Director Terms

Trinity directors are elected for one year terms.	River Financial directors are elected for one year terms.

Removal

Shareholders may remove directors with or without cause, unless prohibited by the articles of incorporation, at a meeting called for that purposes.	A director of River Financial may be removed from office by shareholders with or without cause at a meeting called for that purpose.

Vacancies

Vacancies in the Trinity board may be filled by the shareholders or by the vote of a majority of the remaining members of the board of directors, although less than a quorum, subject to the requirements set forth above at “Number of Directors.”	Vacancies in the River Financial board may be filled by the shareholders or by the vote of a majority of the remaining members of the board of directors, although less than a quorum, subject to the requirements set forth above at “Number of Directors.”

Meetings of the Board

Annual or special meetings of the board of directors may be called by or at the request of the directors. Notice of any meeting need not be provided if it occurs at the same place as the stockholders’ annual meeting. Special meetings must be preceded by at least 2 days’ notice.	Special meetings of the board of directors may be called by or at the request of the president, chairman of the board of directors or by two or more members of the board of directors. Notice of any annual meeting shall be given by 24 hours’ notice delivered personally or by telephone or telegraph or mailed at least two days in advance to each director.

Director Liability and Indemnification

Under the ABCL and Trinity’s bylaws, directors and officers are entitled to indemnification under annual circumstances.	Under the ABCL and River Financial’s bylaws, directors and officers are entitled to indemnification under annual circumstances. See “Description of River Financial Common Stock—Indemnification of Directors and Officers.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

OF THE MERGER TO TRINITY SHAREHOLDERS

Subject to the limitations, assumptions and qualifications described herein, in the opinion of Jones Day, the following are the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Trinity stock that exchange their shares of Trinity stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion is addressed only to those Trinity shareholders who hold their shares of Trinity stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Trinity shareholders in light of their particular circumstances or to Trinity shareholders that are subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	tax-exempt entities and organizations;

•	S corporations or other pass-through entities (or investors in S corporations or other pass-through entities);

•	grantor trusts;

•	real estate investment trusts or regulated investment companies;

•	insurance companies;

•	dealers or brokers in stocks and securities, or currencies;

•	traders in securities that elect mark-to-market treatment;

•	holders of Trinity stock that received Trinity stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;

•	persons that are not U.S. holders (as defined below);

•	persons that have a functional currency other than the U.S. dollar;

•	holders of Trinity stock that hold Trinity stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction; or

•	Persons subject to tax under Code sections 877 or 877A as U.S. expatriates.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger or the ownership and disposition of shares of River Financial common stock, nor does it address the 3.8% U.S. Medicare contribution surtax. Persons who may be subject to taxes other than U.S. federal income taxes should consult their own tax advisors regarding the imposition of any such taxes as a result of the merger or the ownership and disposition of shares of River Financial common stock.

The U.S. federal income tax consequences to a partner in a partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Trinity common stock generally will depend on the status of the partner and the activities of the partnership. Partners in any partnership holding Trinity common stock should consult their own tax advisors.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Trinity stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

ALL HOLDERS OF TRINITY COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF SHARES OF RIVER FINANCIAL COMMON STOCK RECEIVED IN THE MERGER.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Qualification of the Merger as a Reorganization

River Financial and Trinity intend that the merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. In order to constitute a “reorganization,” certain requirements must be met, including, among others, that:

•

the value of the River Financial common stock issued to Trinity shareholders in the merger as a percentage of the total consideration furnished to Trinity shareholders in connection with the merger satisfies the continuity of shareholder interest requirement for corporate reorganizations, which will generally be satisfied if such percentage is 40% or more, taking into account any acquisitions by River Financial (or any related party) of shares of River Financial common stock issued to Trinity shareholders in connection with the merger;

•	River Financial will continue Trinity’s historic business or will use a significant portion of Trinity’s historic business assets in a business; and

•	the merger will be consummated in accordance with the terms of this proxy statement-prospectus.

River Financial and Trinity believe that the merger will meet the applicable requirements and constitute a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Trinity’s obligation to complete the merger that Trinity receive an opinion from Jones Day (or, if Jones Day is unwilling or unable to issue the opinion, a reasonably acceptable alternative counsel), dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes. This opinion will be based on representation letters provided by River Financial and Trinity and on customary factual assumptions, but will not be binding on the IRS or on any court. In addition, if any of the representations or assumptions upon which the aforementioned opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Neither River Financial nor Trinity has requested or intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurances can be given that the IRS will not assert, or that a court would not sustain, a position contrary to treating the merger as a reorganization. Trinity shareholders should consult their own tax advisors with respect to the particular tax consequences of the merger to them, including the consequences if the IRS successfully challenged the treatment of the merger as a reorganization. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Tax Consequences to U.S. Holders

A U.S. holder that exchanges its Trinity common stock for shares of River Financial common stock and cash in the merger generally will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash received in exchange for the Trinity common stock in the merger (excluding any cash received in lieu of a fractional share of Trinity common stock, which will be treated as described below under “—Cash Instead of a Fractional Share.”) and (ii) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Trinity common stock in the merger (excluding any cash received in lieu of a fractional share) plus the fair market value (determined when the merger occurs) of River Financial common stock received in the merger (including the fair market value of any fractional shares), over (b) the U.S. holder’s tax basis in the Trinity common stock surrendered. For this purpose, a U.S. holder must calculate gain or loss separately for each identifiable block of Trinity common stock that such U.S. holder surrenders pursuant to the exchange. Any recognized gain generally will be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the holding period for the Trinity common stock is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gain generally will be taxed at a preferential U.S. federal income tax rate.

It is possible that a U.S. holder could be required to treat all or part of its recognized gain as dividend income if such holder’s percentage ownership in River Financial (including shares that the holder is deemed to own under certain attribution rules) after the merger is not meaningfully reduced from what the holder’s percentage ownership would have been if the shareholder had received solely shares of River Financial common stock rather than a combination of cash and River Financial common stock in the merger, which is referred to as a dividend equivalent transaction. A U.S. holder with a relatively minimal stock interest in Trinity and River Financial that experiences a reduction in its proportionate interest in River Financial as a result of the merger generally should not be regarded as having had a dividend equivalent transaction as a result of the merger.

The aggregate tax basis of a U.S. holder’s River Financial common stock received in the merger (including the tax basis in any fractional share deemed sold for cash) will be equal to the aggregate tax basis in such U.S. holder’s Trinity common stock surrendered in the merger, decreased by the amount of cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (but excluding any gain realized in connection with the deemed sale of a fractional share). The holding period of the River Financial common stock received by a U.S. holder will include the holding period of the shares of Trinity common stock surrendered in exchange therefor. If a U.S. holder has differing tax bases and/or holding periods in respect of Trinity common stock, such U.S. holder should consult with a tax advisor with respect to the allocation of the River Financial common stock and cash consideration as between such blocks of Trinity common stock, the amount of any gain to be recognized, and the determination of the tax bases and/or holding periods of the particular shares of River Financial common stock received.

Cash Instead of a Fractional Share

A U.S. holder that receives cash instead of a fractional share of River Financial common stock will be treated as having received the fractional share of River Financial common stock pursuant to the merger and then as having sold that fractional share of River Financial common stock for cash in a redemption by River Financial. As a result, provided that the deemed payment is treated as a redemption pursuant to Section 302 of the Code, and not otherwise equivalent to a dividend, such a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in its fractional share of River Financial common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the share (including the holding period of Trinity stock surrendered therefor) is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gain generally will be taxed at a preferential U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Dissenters’ Rights

The discussion above does not apply to Trinity shareholders that exercise dissenters’ rights with respect to the merger. A U.S. holder that exercises dissenters’ rights with respect to the merger and receives cash for shares of Trinity common stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the holder’s tax basis in those shares, provided that the payment is treated as a redemption pursuant to Section 302(a) of the Code, and not otherwise equivalent to a dividend. A surrender of all Trinity shares held by a U.S. holder, based on an exercise of dissenters’ rights, will not be treated as a dividend if the U.S. holder exercising dissenters’ rights owns no shares of Trinity or River Financial immediately after the merger, after giving effect to the constructive ownership rules pursuant to the Code. As described above, capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Trinity shares surrendered is more than one year, and capital gain may be taxed at a preferential rate for U.S. federal income tax purposes for non-corporate U.S. holders, while the deductibility of capital losses is subject to limitations for all holders. If a U.S. holder exercising dissenters’ rights will own shares in River Financial immediately following the merger (after taking into account the constructive ownership rules mentioned above), the U.S. holder should consult the U.S. holder’s own tax advisers as to the tax consequences to the U.S. holder of the merger.

Reporting Requirements

In general, each U.S. holder will be required to retain records pertaining to the merger pursuant to applicable Treasury Regulations. In addition, each U.S. holder that owned immediately before the merger (1) 1% or more by vote or value of the Trinity common stock or (2) Trinity securities with a tax basis of $1,000,000 or more will be required to file a statement with such U.S. holder’s U.S. federal income tax return setting forth such U.S. holder’s tax basis in the Trinity common stock surrendered in the merger, the fair market value of the Trinity common stock surrendered in the merger, the date of the merger and the name and employer identification number of Trinity and River Financial.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to cash payments, if any, made to U.S. holders in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments if a U.S. holder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules or establish an exemption. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Tax Consequences of the Ownership and Disposition of Shares of River Financial Common Stock

Distributions

Distributions, if any, made with respect to shares of River Financial common stock generally will be treated as dividends for U.S. federal income tax purposes to the extent of River Financial’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends paid may qualify for the long term capital gains rate if certain holding period requirements are met. In addition, dividends paid to corporate U.S. holders may qualify for the dividend received deduction if the U.S. holder meets certain holding period and other requirements. Distributions in excess of River Financial’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes generally will be treated as a return of capital to the extent of a U.S. holder’s tax basis in its shares of River Financial common stock and thereafter as capital gain. If a U.S. holder has differing tax bases and/or holding periods in respect of River Financial common stock, such U.S. holder should consult with its tax advisor with respect to the determination of the tax bases and/or gain for each block of River Financial common stock.

Sale or Other Taxable Disposition

A U.S. holder generally will recognize capital gain or loss on the sale or other taxable disposition of River Financial common stock in an amount equal to the difference between the amount realized from the disposition and the U.S. holder’s adjusted tax basis in its River Financial common stock. Any gain or loss on a sale or other taxable disposition of River Financial common stock generally will be long-term capital gain or loss if the holding period for such common stock is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gain generally will be taxed at a preferential U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax consequences that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

INFORMATION ABOUT RIVER FINANCIAL

Overview

River Financial is a bank holding company headquartered in Prattville, Alabama. River Bank & Trust, its wholly owned subsidiary, was formed as an Alabama banking corporation in March 2006. In November 2012, River Financial was formed as an Alabama corporation and all the common shares of River Bank & Trust were exchanged for common stock shares of River Financial. River Bank & Trust became the wholly owned subsidiary of River Financial. We acquired Keystone Bancshares, Inc. and its subsidiary bank, Keystone Bank, in 2015, and PSB Bancshares, Inc. and its subsidiary bank, Peoples Southern Bank, in 2018.

We operate one subsidiary bank, River Bank & Trust. Through River Bank & Trust, we provide a broad array of financial services to businesses, business owners, and professionals. We operate fourteen full-service banking offices, located in Montgomery, Prattville, Millbrook, Wetumpka, Auburn, Opelika, Alexander City, Daphne, Clanton, Thorsby and Gadsden, Alabama.

As of December 31, 2018, we had total assets of $1.1 billion, total loans of $711.3 million, total deposits of $898.7 million, and total shareholders’ equity of $110.1 million.

Our Products and Services

Through River Bank & Trust, we engage in the business of banking, which consists primarily of accepting deposits from the public and making loans and other investments. Our principal sources of funds for loans and investments at River Bank & Trust are demand, time, savings, and other deposits (including negotiable orders of withdrawal, or NOW accounts) and the amortization and prepayments of loans and investments. Our principal sources of income are interest and fees collected on loans, interest collected on other investments, fees earned from the origination and sale of residential mortgage loans, and service charges, as well as income from investment brokerage services. Our principal expenses are interest paid on savings and other deposits (including NOW accounts), interest paid on other borrowings, employee compensation, office expenses, and other overhead expenses.

Deposits

River Bank & Trust’s principal sources of funds are core deposits, including demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits, and certificates of deposit. As of December 31, 2018, our deposit composition was as follows:

Deposit rates are reviewed weekly by senior management. Management believes that the rates that we offer are competitive with those offered by other institutions in our market areas. We also focus on customer service to attract and retain deposits.

Transaction accounts include demand deposits and NOW accounts, which customers use for cash management and which provide us with a source of fee income, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funds. Our primary source of funds is NOW accounts. Certificates of deposit in excess of $100,000 are held primarily by customers in our market areas. We utilize brokered certificates of deposit to supplement our market funding sources when funding needs or pricing warrants the use of wholesale funding.

Lending

We offer a range of lending services, including real estate, consumer, and commercial loans, to individuals, small businesses, and other organizations located in or conducting a substantial portion of their business in our market areas. Our total loans, net of unearned income, at December 31, 2018, were approximately $711.3 million, or approximately 66.4% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan and are further subject to competitive pressures, money market rates, availability of funds, and government regulations.

As of December 31, 2018, our loan portfolio composition was classified as follows: (percent of gross loans)

Real Estate Loans. Loans secured by real estate are the primary component of our loan portfolio, constituting approximately $506.8 million, or 71.3%, of total loans, net of unearned income, at December 31, 2018. River Bank & Trust originates consumer and commercial loans for the purpose of acquiring real estate that are secured by such real estate (CRE). We also often take real estate as an additional source of collateral to secure commercial and industrial (C&I) loans. Such loans are classified as real estate loans rather than commercial and industrial loans if the real estate collateral is considered significant as a secondary source of repayment for the loan. Loans are typically made on a recourse basis supported by financial statements and a review of the repayment ability of the borrower(s) and/or guarantor(s). Origination fees are charged for many loans secured by real estate.

Real estate lending activities consist of the following:

•	Commercial real estate term loans accrue at either variable or fixed rates. The variable rates approximate current market rates. Amortizations are typically no more than 25 years.

•

The primary type of residential mortgage loan is the single-family first mortgage, typically structured with fixed or adjustable interest rates, based on market conditions. These loans usually have fixed rates for up to five years, with maturities of 15 to 30 years.

•	Construction and land development (C&D) loans are typically made on a variable-rate basis. Loan terms usually do not exceed 24 months.

We originate residential loans for sale into the secondary market. These loans are made in accordance with underwriting standards set by the purchaser of the loan, normally as to loan-to-value ratio, interest rate, borrower qualification, and documentation. These loans are generally made under a commitment to purchase from a loan purchaser. We generally collect from the borrower or purchaser a combination of the origination fee, discount points, and/or a service release fee.

Home Equity Lines of Credit: We originate home equity lines of credit secured by residential property. The loans are typically made on a variable rate basis with maturities up to 10 years. At December 31, 2018, home equity lines of credit constituted $39.0 million, or 5.5% of our loan portfolio.

Commercial and Industrial Loans. We make loans for commercial purposes in various lines of business. These loans are typically made on terms up to seven years at fixed or variable rates. The loans are secured by various types of collateral, including accounts receivable, inventory, or, in the case of equipment loans, the financed equipment. We attempt to reduce our credit risk on commercial loans by underwriting the loan based on the borrower’s cash flow and its ability to service the debt from earnings, and by limiting the loan-to-value ratio. Historically, we have typically loaned up to 80% on loans secured by accounts receivable, up to 50% on loans secured by inventory (which are typically also secured by accounts receivable), and up to 100% on loans secured by equipment. We also make some unsecured commercial loans. Commercial and industrial loans constituted $134.4 million, or 19.1% of our loan portfolio, at December 31, 2018. Interest rates are negotiable based upon the borrower’s financial condition, credit history, management stability and collateral.

Consumer Loans. Consumer lending includes installment lending to individuals in our market areas and generally consists of loans to purchase automobiles and other consumer durable goods. Consumer loans constituted $33.9 million, or 4.8% of our loan portfolio, at December 31, 2018. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history and collateral. Consumer rates are both variable and fixed, with terms negotiable. Terms generally range from one to five years depending on the nature and condition of the collateral. Periodic amortization, generally monthly, is typically required.

Loan Approval. Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectability.

We attempt to minimize loan losses through various means and the use of standardized underwriting criteria. We have established a standardized loan policy that may be modified based on local market conditions. In particular, on larger credits, we generally rely on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, we attempt to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

We address repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a loan committee approval process for larger loans, documentation examination, and follow-up procedures for loan review and any exceptions to credit policies. The point in the loan approval process at which a loan is approved depends on the size of the borrower’s credit relationship with the bank and the loan authority of the lending officer to whom the loan request is made. Each of our lending officers has the authority to approve loans up to an approved loan authority amount, as approved by the bank’s board of directors. Loans in excess of the highest loan authority amount of a particular lending officer must be approved by the bank’s loan committee, or another officer with sufficient loan authority to approve the request.

Risk Ratings. Loan officers are directly responsible for monitoring the risk in their respective portfolios. On commercial loans, risk grades are assigned by the loan officer for the probability of default following analysis of borrower characteristics and external economic factors. However, on consumer loans, risk grades are determined by a borrower’s credit score and personal debt ratio, as well as the borrower’s repayment history with the bank.

Electronic Banking We offer electronic banking services to our customers, including commercial and retail online banking, automated bill payment, mobile banking, and remote deposit capture for certain customers.

Market Areas

We currently conduct our banking operations through our Banks’ 14 banking locations in the state of Alabama. The locations include Montgomery, Prattville, Millbrook, Wetumpka, Auburn, Opelika, Alexander City, Daphne, Clanton, Thorsby and Gadsden. Our market areas generally include Montgomery, Auburn-Opelika and Gadsden.

Competition

The financial services industry is highly competitive. We compete for loans, deposits, and financial services in all of our principal markets. We compete directly with other bank and nonbank institutions located within our markets, internet-based banks, out-of-market banks, and bank holding companies that advertise in or otherwise serve our markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives, and lower origination and operating costs. Some of our competitors have been in business for a long time and have an established customer base and name recognition. We believe that our competitive pricing, personalized service, and community involvement enable us to effectively compete in the communities in which we operate.

Employees

As of December 31, 2018, we had approximately 185 full-time and 10 part-time employees. None of these employees are party to a collective bargaining agreement.

Properties

Our headquarters and the main office of River Bank & Trust is located at 2611 Legends Drive, Prattville, Alabama 36066. Including the main office, River Bank & Trust operates fourteen branches with drive-through and/or ATM service.

The following table summarizes pertinent details of River Financial’s main and banking offices as of December 31, 2018:

Office Address	Owned/Leased
2611 Legends Drive Prattville, AL 36066	Owned

612 South Memorial Drive Prattville, AL 36067	Leased

7075 Halcyon Park Drive Montgomery, AL 36117	Leased

309 Maxwell Boulevard Montgomery, AL 36104	Leased

10 Cambridge Drive Wetumpka, AL 36092	Owned

3617 U.S. Highway 280 Alexander City, AL 35010	Owned

2394 East University Drive Auburn, AL 36830	Owned

1804 Thomason Drive Opelika, AL 36801	Owned

244 South 3rd Street Gadsden, AL 35901	Owned

3111 Alabama Highway 14 Millbrook, AL 36054	Owned

Office Address	Owned/Leased

620 Second Avenue North Clanton, AL 35046	Owned

2040 7th Street South Clanton, AL 35045	Owned

20688 Hwy 31 Thorsby, AL 35171	Owned

27900 North Main Street, Suite 4 Daphne, AL 36526	Leased

We believe that our banking offices are in good condition and are suitable to our needs.

Legal Proceedings.

As of June 30, 2019, we are not subject to material pending or threatened litigation.

Our Directors and Executive Officers

The following table sets forth the name, age, and position of the individuals who currently serve as River Financial’s executive officers and directors.

Name	Age	Position	Director Since
Larry Puckett	76	Director and Chairman of the Board of Directors	2006
W. Murray Neighbors	69	Director and Vice Chairman of the Board of Directors	2015	[1]
James M .Stubbs	56	Director and Chief Executive Officer	2006
Gerald R. Smith, Jr.	65	Director and President	2015	[1]
Vernon B. Taylor	54	Director	2006
Jimmy L. Ridling	74	Director	2006
John A. Freeman	71	Director	2015	[1]
Charles Moore, III	43	Director	2019	[2]
Charles E. Herron	62	Director	2019	[2]
Kenneth H. Givens	65	Executive Vice President, CFO, Secretary of the Board of Directors	2011

[1]	Service commenced on December 31, 2015 as a result of the merger between River Financial and Keystone Bancshares, Inc. and its subsidiaries.
[2]	Nominated for election and elected as director of River Financial at the April 2019 annual meeting.

Below is certain information regarding our executive officers’ and directors’ individual experience, qualifications, attributes, and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors or executive officers.

Larry Puckett was one of the founding directors of River Bank & Trust in 2006, and was appointed as a Director and Chairman of the board of directors at that time. While Mr. Puckett currently remains as the Chairman of the board of directors, he is also the Dealer/Operator and President of Larry Puckett Chevrolet in Prattville, Alabama. Mr. Puckett serves on multiple business and non-profit boards, and is considered to be a valued member and successful business person in the automotive industry and his community.

W. Murray Neighbors was appointed as a Director and Vice Chairman of the board of directors in 2015 as a result of the Keystone merger effective December 31, 2015. Prior to the merger, Mr. Neighbors was one of the original Members of the Board of Directors and served as Chairman of the board of directors of Keystone Bancshares, Inc. and Keystone Bank in 2007. Mr. Neighbors is retired from the US Treasury Department, but remains an active developer of commercial and residential properties in Auburn, AL. He is managing member of WMN Properties, Member of P&T Properties (golf course and restaurant), member of ITC Capital Partners, LLC, and member of CFS 16, LLC. Mr. Neighbors is also very active in his community as a member of the City of Auburn’s Commercial Development Authority, has served on the Business Development Committee for the Auburn Chamber of Commerce and as the Treasurer of the Lee County Rotary Club.

James M. Stubbs was one of the founding directors, President and Chief Executive Officer of River Bank & Trust in 2006. Mr. Stubbs was appointed as the Chief Executive Officer of River Financial and River Bank & Trust, effective with the merger with Keystone Bancshares on December 31, 2015. Mr. Stubbs has over twenty five years of commercial banking experience. Specifically, Mr. Stubbs served as a Vice President in the Consumer and Commercial Lending Departments of Aliant Bank from June 1986 through June 1997. Subsequently, he served as an Area President for Colonial Bank from June 1997 through February 2005, when he left to begin the formation of River Bank & Trust. Mr. Stubbs community involvement includes serving on numerous business and non-profit boards.

Gerald R. Smith, Jr. was appointed as a Director of the board of directors in 2015 as a result of the Keystone merger effective December 31, 2015. Mr. Smith was also appointed as President of River Financial and River Bank & Trust effective December 31, 2015. Prior to the Keystone merger, Mr. Smith was one of the founding directors of Keystone Bank in 2007, and served as Chief Executive Officer. Mr. Smith also brings 45 years of banking experience and a long history of community involvement in Gadsden, AL. Prior to forming Keystone Bank, Mr. Smith served as the Area Executive for North Alabama for The Bank with overall responsibility for offices in several cities. He also served as a Senior Banking Officer with The Bank overseeing loan operations and central loan underwriting.

Vernon B. Taylor was one of the founding directors of River Bank & Trust in 2006, and is currently serving as a Director of River Financial and River Bank & Trust. He has been in aviation for 28 years, and served as a pilot in the US Air Force. Mr. Taylor later founded and directed two aviation service companies based in the River Region. He serves on those boards and is an investor in local commercial real estate. Mr. Taylor is very active in the community while serving on several local boards.

Jimmy L. Ridling was one of the founding directors of River Bank & Trust in 2006, and was appointed as a Director and Vice Chairman of the board of directors at that time through 2015. While currently serving as a Director of River Financial and River Bank & Trust, Mr. Ridling has had a successful career in the insurance industry and brings a diverse background to the board while currently serving as Commissioner of the Alabama Department of Insurance. He was Vice President of the U.S. operations of Firemen’s Fund Insurance, and then became President and Chief Executive Officer of Southern Guaranty. Mr. Ridling also served as Chairman of the Board of Directors for Jackson Hospital and the River Region United Way, a board member of the Montgomery Airport Authority, the Montgomery Area Chamber of Commerce, and the Central Alabama Community Foundation.

John A. Freeman was appointed as a Director of the board of directors in 2015 as a result of the Keystone merger effective December 31, 2015. Mr. Freeman is the President of Freeman Land Development, Inc., and has a long history as a community and civic leader in the Gadsden area. He also previously served as an Advisory Director of Superior Bank in Gadsden, AL.

Kenneth H. Givens has served as an Executive Vice President and Chief Financial Officer for River Bank & Trust and River Financial since 2011. Mr. Givens began his career in community bank accounting and financial management in 1974. He spent his first eight years with First Alabama (Regions) Bank of Dothan as a Controller and the Human Resource Director, and then spent the next 29 years with Aliant Financial Corporation & Aliant Bank as the Chief Financial Officer, Executive Vice President and Director. Mr. Givens also served as an instructor at the Alabama Banking School from 1998 through the summer of 2014.

Charles Moore III was appointed as a Director of River Bank & Trust’s board of directors in 2018 as a result of the merger with Peoples Southern Bank effective October 31, 2018 and was elected to River Financial’s board in 2019. Mr. Moore is a partner in the Birmingham office of the Bradley Arant Boult Cummings law firm, where he focuses on commercial lending and the representation of community banks. He is also a native of Clanton, Alabama, and served on the board of directors of Peoples Southern Bank for ten years leading up to the 2018 merger with River Financial. Mr. Moore also serves on the executive Committee of Junior Achievement of Alabama, a nonprofit organization that teaches financial literacy, entrepreneurship, and workforce readiness in grades K-12. He is graduate of Vanderbilt University and the University of Virginia School of Law.

Charles E. Herron, Jr. was one of the founding directors of River Bank & Trust in 2006, and was elected in River Financial’s board in 2019. Mr. Herron has worked in the land and timber business in Alabama for over 35 years. He is the owner and President of Rock Springs Land & Timber, Inc., co-owner of Stone Martin Builders LLC, and an ardent supporter of hunting and outdoor conservation efforts. Mr. Herron received the Governor’s Conservation Achievement Award for Conservation Educator of the Year in 2011. He has also supported the Alabama Loggers Council, the Alabama Forestry Association, and is a member of the Montgomery Area Chamber of Commerce Committee of 100.

Director Independence

Our board of directors has determined that all of our directors are “independent directors,” as defined in NASDAQ Marketplace Rule 5605(a)(2), except Messrs. Stubbs and Smith, who are executive officers. In determining each director’s independence, our board of directors considered the services provided, and loan transactions between us or River Bank & Trust and the director or the director’s family members or businesses with which our directors or their family members are associated, and other matters that our board of directors deemed pertinent.

Audit/Compliance Committee

The Company’s board relies upon the audit committee of River Bank & Trust to perform the required duties under 12 C.F.R. § 363.5 for insured depository institutions, and the Alabama Banking Department’s policy on Audit and Risk Management Standards for Alabama, State Chartered Banks. These duties include the appointment, compensation and oversight of the independent public accountant who performs services under the FDICs Part 363, and reviewing with management and the independent public accountant the basis for the reports issued under Part 363. The current members of the Audit/Compliance Committee are Lynn Carter, Banks Herndon, Murray Neighbors, David Smith and David Thrasher. The Board of Directors of the Company and River Bank & Trust have determined that Murray Neighbors is a financial expert for purposes of the audit committee. Mr. Neighbors retired from a 26 year career in federal financial criminal investigations and management oversight where he served as the Director of Review and Program Evaluation for the Criminal Investigation Division of the U.S. Treasury Department. Mr. Neighbors is also an independent director.

Board of Directors’ Role in Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value.

Additional Information Concerning Directors

There are no family relationships among our directors and executive officers. None of our directors or executive officers serves as a director of any other company that has a class of securities registered under, or that is subject to the periodic reporting requirements of, the Exchange Act, or any investment company registered under the Investment Company Act of 1940. None of our directors or executive officers has been involved in any legal proceedings during the past 10 years that are material to an evaluation of the ability or integrity of any of our directors or executive officers or in which such director or officer had or has a material interest adverse to us or any of our subsidiaries. The principal occupation and employment during the past five years of each of our directors and executive officers was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of us.

Code of Business Conduct and Ethics; Reports

We have adopted a Code of Business Conduct and Ethics, or Code, that all of the bank’s employees, officers and directors must abide by. The Code is approved on an annual basis, and a receipt of acknowledgment and understanding of the Code is required annually by the directors of the board and all bank employees. We will provide, free of charge, a copy of our code to any person upon request made in writing to Rebecca Hallman, AVP Investor Relations/HR Director, P.O. Box 680249, Prattville, Alabama 36066, or by email, rhallman@riverbankandtrust.com.

River Financial sends, without cost, its annual report, which includes audited financial statements, to any shareholders upon request at the email address set forth in the immediately preceding paragraph.

Executive Compensation

Compensation of Executive Officers

Our executive compensation program is designed to attract, motivate, and retain high-quality leadership and incentivize our executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of our executive officers with our stockholders. The following discussion relates to the compensation of our Chief Executive Officer (CEO), Jimmy Stubbs, our President, Gerald R. Smith, Jr., and our Chief Financial Officer (CFO), Kenneth H. Givens, who are collectively referred to herein as our named executive officers of River Financial. Our Executive Committee and board of directors has historically reviewed and determined the compensation of our named executive officers on an annual basis.

Elements of Executive Compensation

We do not currently have employment agreements with any of our executive officers. The compensation of our named executive officers presently consists of base salary, equity awards, non-equity incentive compensation, and certain other benefits, as further described below.

Base Salaries: Base salaries for our named executive officers are determined based on each officer’s responsibilities, experience, and contributions to our growth, individual performance, Company performance, and general industry conditions.

Equity Awards. Our named executive officers participate in the 2015 Incentive Stock Compensation Plan. See plan details on the following page. Grants of equity to our named executive officers under the Incentive Plan have consisted of option awards. Options have a life of 10 years. See “Outstanding Equity Awards at 2018 Fiscal Year-End.” These grants provide our named executive officers with the appropriate incentives to continue in our employ and to improve our growth and profitability, serve to align the interests of our named executive officers with our stockholders, and reward our named executive officers for improved Company performance. Any grant recommendations are presented to the Stock Option Committee for approval, and then presented to the full board through an Executive Session for approval.

Other Employee Benefits. We provide the following additional benefits to our named executive officers on the same basis as all other eligible employees:

•	Company-sponsored healthcare plans, including coverage for medical, dental, vision and gap insurance benefits;

•	a qualified 401(k) employee stock ownership plan with a matching contribution; and

•	payment of life, accidental death and dismemberment, and long term disability insurance premiums.

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2018 and December 31, 2017, a summary of the compensation paid to or earned by our named executive officers from the Company.

Name and Principal Position	Year	Salary ($)	Option(1) Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other(2) Compensation ($)	Total ($)
James M. Stubbs Chief Executive Officer	2018	$280,500	$96,175	$84,150	$28,913	$489,738
	2017	$258,103	$—	$82,500	$28,295	$368,898

Gerald R. Smith, Jr. President	2018	$249,900	$76,940	$74,970	$38,325	$440,135
	2017	$239,615	$—	$73,500	$29,710	$342,825

Kenneth Givens Chief Financial Officer	2018	$198,900	$57,705	$39,780	$19,948	$316,333
	2017	$190,499	$—	$39,000	$20,355	$249,854

(1)	Represents the grant date fair value of options and warrants calculated in accordance with FASB Topic 718 as set forth in footnote 1 of River Financial’s financial statements.
(2)	All other compensation:
a.

All other compensation for Mr. Stubbs in 2018 includes director fees ($15,000), life insurance / accidental death & dismemberment ($1,098), long term disability ($288), company vehicle ($1,527), and company match on the 401(K) ($11,000).

b.

All other compensation for Mr. Stubbs in 2017 includes director fees ($11,000), life insurance / accidental death & dismemberment ($978), long term disability ($264), company vehicle ($1,887), and company match on the 401(K) ($14,166).

c.

All other compensation for Mr. Smith in 2018 includes director fees ($15,000), medical and dental insurance ($7,158), gap insurance ($1,819), life insurance/accidental death & dismemberment ($720), long term disability ($724), company vehicle ($1,905), and company match on the 401(K) ($11,000).

d.

All other compensation for Mr. Smith in 2017 includes director fees ($11,000), medical and dental insurance ($6,782), gap insurance ($1,605), life insurance/accidental death & dismemberment ($978), long term disability ($264), company vehicle ($2,275), and company match on the 401(K) ($6,806).

e.

All other compensation for Mr. Givens in 2018 includes medical and dental insurance ($7,335), gap insurance ($1,403), life insurance / accidental death & dismemberment ($1,012), long term disability ($724), and company match on the 401(K) ($9,474).

f.

All other compensation for Mr. Givens in 2017 includes medical and dental insurance ($7,330), gap insurance ($1,308), life insurance / accidental death & dismemberment ($978), long term disability ($264), and company match on the 401(K) ($10,475).

2006 & 2015 Incentive Stock Compensation Plans

General. The 2015 Incentive Stock Compensation Plan, or Incentive Plan, was approved by our stockholders at a special called meeting on December 1, 2015. The purpose of the Incentive Plan is to promote the long-term success of River Financial by providing financial incentives to eligible persons who are in positions to make significant contributions toward such success. The Plan is designed to attract individuals of outstanding ability to employment with River Financial, to encourage such persons to acquire a proprietary interest in River Financial, and to render superior performance for River Financial. The 2015 Incentive Plan provides for the grant of incentive and non-qualified stock options, stock appreciation rights, restricted and unrestricted stock awards, performance awards, and other stock-based awards to our employees, officers, and directors. The 2015 Incentive Plan reserved for issuance a total of 300,000 shares of our common stock, and the 2006 Incentive Plan reserved for issuance a total of 375,000 shares of our common stock, subject to adjustment in the event of a recapitalization, stock split or similar event. The Plan was amended by River Financial’s stockholders effective April 23, 2019 to add 300,000 shares to the Plan. As of June 30, 2019, 367,625 shares of our common stock were subject to outstanding options under the 2006 and 2015 Incentive Plans and 328,500 additional shares of our common stock were reserved for issuance under the 2015 Incentive Plan. The 2006 Incentive Plan expired on April 3, 2016.

Administration of the Incentive Plan. The Incentive Plan provides that it will be administered by the Compensation Committee, which has the authority to grant awards under the Incentive Plan, to determine the terms of each award (which are evidenced by a written agreement describing the material terms of the award), to interpret the provisions of the Incentive Plan and to make all other determinations that it may deem necessary or advisable to administer the Incentive Plan.

Types of Awards Available Under the Incentive Plan.

•

Options – The Incentive Plan provides for awards in the form of options to purchase shares of our common stock, either as incentive stock options qualified under Section 422 of the Code or options that are not so qualified (referred to as non- qualified stock options). The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of the grant. The exercise price may be paid in cash, or as otherwise provided in the award agreement.

•

Stock Appreciation Rights – The Incentive Plan provides for the grant of stock appreciation rights. The base price of a stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of the grant. The consideration payable upon exercise of a stock appreciation right will be paid in cash, shares of our common stock, or a combination of cash and shares of our common stock, as determined by the Committee.

•

Stock Awards – The Incentive Plan provides for the grant of restricted or unrestricted stock awards, or restricted stock units (RSU). Stock awards may be issued for any lawful consideration as the Committee may determine, and the consideration may be in the form of services performed, or may be paid in cash, shares of our common stock, or a combination of cash and shares of our common stock, as determined in the sole discretion of the Committee.

•

Performance Awards – The Incentive Plan provides for the grant of performance awards that become payable on account of attainment of one or more performance goals established by the Committee. Performance awards may be settled in cash, shares of our common stock, or a combination of cash and our common stock, as determined in the sole discretion of the Committee. Performance goals established by the Committee may be based on our or an affiliate’s operating income or one or more other business criteria selected by the Committee that apply to an individual or group of individuals, a business unit, or us or an affiliate as a whole, over such performance period as the Committee may designate.

Vesting. The Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Change in Control Transactions. In the event of any transaction resulting in a change in control, outstanding stock options and other awards under the Incentive Plan that are payable in or convertible into our common stock will terminate upon the effective time of such change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of such awards will be permitted, immediately before the change in control, to exercise or convert all portions of such awards that are then exercisable or convertible or that will become exercisable or convertible upon or prior to the effective time of the change in control. The Committee may take such actions as it deems appropriate to provide for the acceleration of the exercisability of any or all outstanding stock options or other awards.

Adjustments for Other Corporate Transactions. In the event of certain corporate transactions (including a stock dividend or split, spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, or similar corporate change that is not part of a transaction resulting in a change in control of us), the Committee will appropriately adjust, if needed, (a) the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan and (b) the terms of outstanding awards, including, but not limited to, the number, kind, and price of securities subject to such awards.

Termination and Amendment. Our board of directors may terminate, amend, or modify the Incentive Plan or any portion thereof at any time; provided, however, that (i) any such amendment that would require shareholder approval in order to ensure compliance with any applicable rules or regulations; and (ii) any amendment that would change the maximum aggregate number of shares for which Awards may be granted under the Plan (except as required under any adjustments pursuant to Sections 1.03 and 4.01 of the Plan), shall be subject to approval of the shareholders of the Company.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table sets forth information as of December 31, 2018, concerning outstanding equity awards previously granted to our named executive officers:

	OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	Option / Warrant awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexerciseable (1)	Option exercise price ($)	Option expiration date(2)	Number of Shares of Stock that Have Not Vested	Market Value of Shares of Stock that have Not Vested
James Stubbs	7,500	—	$13.00	1/15/2019		$0
	10,000	—	$13.50	1/15/2020		$0
	10,000	—	$12.47	3/13/2023		$0
	6,000	4,000	$15.00	1/14/2025	4,000	$108,000
	16,000	24,000	$16.00	1/20/2026	24,000	$648,000
	—	25,000	$27.00	11/1/2028	25,000	$675,000

	49,500	53,000			53,000	$1,431,000

Gerald R. Smith, Jr.	12,800	19,200	$16.00	1/20/2026	19,200	$518,400
	—	20,000	$27.00	11/1/2028	20,000	$540,000

	12,800	39,200			39,200	$1,058,400

Kenneth Givens	16,000	—	$13.60	2/1/2022	0	$0
	1,000	—	$12.47	3/13/2023	0	$0
	3,000	2,000	$15.00	1/14/2025	2,000	$54,000
	6,000	9,000	$16.00	1/20/2026	9,000	$243,000
	—	15,000	$27.00	11/1/2028	15,000	$405,000

	26,000	26,000				$702,000

Total	88,300	118,200				$3,191,400

(1)

Unexerciseable options are subject to time-vesting requirements. Such options vest in equal amounts annually for three to five years from the date of grant. Options are granted for a 10 year life expiring on the 10th anniversary of the grant date.

(2)	See footnote (1).

Retirement Benefits

We maintain a tax-qualified 401(k) Employee Stock Ownership Plan, or the “KSOP”, in which our named executive officers participate, as well as any other eligible employees. The Plan allows participants to contribute up to 100% of their pay on a pre-tax basis into individual retirement accounts, subject to the maximum annual limits set by the IRS. However, no more than 50% of the participant’s contribution can be invested in the company stock. The Company’s matching employer contribution is in an amount equal to 100% of the first 3% and 50% up to the next 2% of each plan participant’s elective deferrals. The employer’s matching contributions are currently 100% invested in company stock, and are immediately 100% vested in order to maintain “safe harbor” status.

Director Compensation

Fees. River Financial Directors received a director’s fee of $15,000 in 2018. The following table shows fees paid to those persons who were directors of River Financial in 2018. The fees paid are paid by River Bank & Trust. The following persons serve as directors of River Financial. Such persons also serve as directors of River Bank & Trust. River Bank & Trust’s board also consists of 14 additional directors.

	DIRECTOR COMPENSATION
Name	Year	Fees earned or paid in cash ($)	Total ($)
Larry Puckett	2018	$15,000	$15,000
Jimmy L. Ridling	2018	$15,000	$15,000
James M. Stubbs	2018	$15,000	$15,000
John A. Freeman	2018	$15,000	$15,000
Vernon B. Taylor	2018	$15,000	$15,000
Gerald R. Smith, Jr.	2018	$15,000	$15,000
W. Murray Neighbors	2018	$15,000	$15,000
Charles Herron*	2018	$15,000	$15,000
Charles Moore**	2018	$15,000	$15,000

Larry Puckett	2017	$11,000	$11,000
Jimmy L. Ridling	2017	$11,000	$11,000
James M. Stubbs	2017	$11,000	$11,000
John A. Freeman	2017	$11,000	$11,000
Vernon B. Taylor	2017	$11,000	$11,000
Gerald R. Smith, Jr.	2017	$11,000	$11,000
W. Murray Neighbors	2017	$11,000	$11,000
Charles Herron*	2017	$11,000	$11,000

*	Added to the River Financial board of directors in 2019. Served on the River Bank & Trust board in 2018 and 2017.

**	Added to the River Financial board of directors in 2019. Served on the River Bank & Trust board commencing October 2018.

Change in Control Agreements

River Bank & Trust has change in control agreements with Jimmy Stubbs, Chief Executive Officer, Gerald R. Smith, President, and Kenneth H. Givens, Executive Vice President and Chief Financial Officer, and six other executive officers of the bank. Mr. Stubbs’ and Mr. Smith’s agreements are for a term of 36 months and renew annually, and the agreements for all other executive officers are for 24 months and renew annually.

The agreements define a “change in control” as (a) a change in control as defined by the bank’s primary federal bank regulator; (b) a merger or business combination or contested election where non-employee directors cease to be a majority of directors; (c) the bank transfers all or substantially all of its assets to another entity which is not an affiliate of the bank; (d) the bank is merged with another corporation or entity and less than 60% of the equity interest in the surviving corporation is owned by former shareholders of the bank; or (e) the bank sells or transfers more than 50% of its equity interest to persons not affiliated with the bank.

Except for Mr. Stubbs and Mr. Smith, the agreements are “double trigger” agreements, which means that the employee receives benefits only if there is a change in control, and within 24 months either an employee terminates employment for “good reason,” which includes a material diminution in employee’s authority, duties or responsibilities, or salary, or there is a relocation of employee’s principal place of business to a location outside a radius of 35 miles of employee’s principal place of business at the time of the change in control.

Except for Mr. Stubbs and Mr. Smith, if within two years after a change in control, an employee resigns for good reason or is terminated other than for cause, the employee will receive a lump sum cash payment equal to 1.5 times applicable contributions by River Bank & Trust for the annual premium for group life, long-term disability and health insurance benefits plus a lump sum cash payment equal to 1.5 times employee’s base amount of compensation.

Mr. Stubbs’ and Mr. Smith’s agreements provide that upon a change in control, each person shall receive a lump sum cash payment equal to 2.99 times the base amount of compensation and if employment is terminated at the effective date or within three years after a change in control, each person will receive a lump sum cash payment equal to 3 times the applicable contributions by River Bank & Trust for the annual premium for group life, long-term disability and health insurance benefits plus a lump sum cash payment equal to 1.5 times employee’s base amount of compensation.

If an employee is terminated for cause, as defined in the agreements, or resigns prior to a change in control, the employee receives no compensation or benefits from the agreement.

Golden Parachute Compensation
Executive	Cash		Perquisites / Benefits		Total
James M. Stubbs, CEO	$922,714.00	(1)	$4,248.00	(3)	$926,962.00
Gerald R. Smith, Jr., President	$747,201.12	(1)	$32,162.04	(3)	$779,363.16
Kenneth Givens, EVP/CFO	$298,350.00	(2)	$16,081.02	(4)	$314,431.02

(1)	Represents 2.99 times “Base Amount”
(2)	Represents 1.50 times “Base Amount”
(3)	Represents payments for 3 times the applicable contributions by the Bank for the annual premium for group life, LTD and health insurance benefits
(4)	Represents payments for 1.5 times the applicable contributions by the Bank for the annual premium for group life, LTD and health insurance benefits

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 1, 2019 by:

•	each of our directors;

•	our named executive officers listed in the Summary Compensation Table;

•	all of our current directors and executive officers as a group; and

•	each stockholder known by us to beneficially own more than 5% of our common stock

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 30, 2019, pursuant to derivative securities, such as options or RSUs, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on an aggregate of 5,705,082 shares of common stock outstanding as of June 30, 2019.

Except as indicated in footnotes to the table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholder.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares (1)
Named Directors & Executive Officers
Larry Puckett	132,000		2.32%
Jim Ridling	100,352		1.76%
Vernon B Taylor	131,139		2.30%
James M Stubbs	210,477	(2)	3.73%
Gerald R Smith, Jr.	84,450	(3)	1.48%
W. Murray Neighbors	60,002		1.05%
John A. Freeman	24,969		0.44%
Kenneth H. Givens	25,000	(4)	0.62%
Charles Moore, III	16,080	(5)	0.28%
Charles E. Herron	150,000	(5)	2.62%
Executive Officers and Directors as a Group	934,469		16.60%
5% Stockholders known by us	N/A

(1)

Based upon total outstanding shares as of June 30, 2019. Percentages are calculated for each person assuming the exercise of options or warrants held by such person but that no other person exercises options or warrants. For the directors and executive officers as a group, the percentage is determined by assuming that each director and executive officer exercises all options and warrants but that no other person exercises options or warrants.

(2)	James M. Stubbs’ ownership includes 52,000 vested options not yet exercised. Also includes 41,875 shares held in a trust where Mr. Stubbs is the trustee, but not the beneficiary of the trust.
(3)	Gerald R. Smith, Jr.’s ownership includes 19,200 vested options not yet exercised.
(4)	Kenneth H. Givens’ ownership solely represents 25,000 vested options not yet exercised.
(5)	First elected as director at the April 2019 annual meeting.

Certain Relationships and Related Transactions/Director Independence

Banking Transactions

We and our subsidiaries may engage in transactions with directors, officers, employees, and other “related parties” only to the extent that such activities are permitted by, and consistent with, applicable laws and regulations. Federal and state regulations impose a number of restrictions on transactions and dealings between insured depository institutions and related parties. In general, these transactions are subject to certain quantitative limitations and are required to be on substantially the same terms and conditions as are available for transactions between the institution and unrelated parties. “Related parties” include our directors and officers, their spouses, and certain members of their immediate families, as well as other persons or entities with which we have certain relationships, as set forth in federal and state regulations.

We have had in the past, and expect to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal stockholders, and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risks of collectability nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits.

RIVER FINANCIAL CORPORATION MANAGEMENT’S DISCUSSION

AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the Years Ending December 31, 2018 and 2017

The following discussion and analysis of River Financial’s financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this document. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all of our material business operations through our subsidiaries, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

All dollar amounts in the tables in this section are in thousands of dollars, except per share data or when specifically identified.

Our Business

We are a bank holding company headquartered in Prattville, Alabama. We operate one subsidiary bank—River Bank and Trust.

Through River Bank, we provide a broad array of financial services to businesses, business owners and professionals through 14 full-service banking offices in Alabama.

2018 Merger

On October 31, 2018, we merged with PSB Bancshares, Inc. (PSB) with River Financial being the survivor. At the same time, PSB’s wholly owned subsidiary bank, Peoples Southern Bank, was merged into River Bank. PSB’s common shareholders received 60 shares of our common stock and $6,610.00 in cash in exchange for each share of PSB’s common stock. We paid an aggregate of $24,496,660 in cash and issued 222,360 shares of our common stock. The aggregate estimated value of the consideration paid was $30.5 million. We recorded $8.2 million of goodwill and a core deposit intangible asset of $4.7 million.

We marked PSB’s assets and liabilities to fair value based on information available, and these fair value adjustments are subject to change for up to one year after the closing date as additional information becomes available. We acquired approximately $190.8 million in assets at fair value from PSB and added three banking offices with approximately $55.2 million in loans and approximately $167.4 million in deposits.

Segments

While our chief decision makers monitor the revenue streams of the various banking products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations, no separate segment disclosures are presented in the accompanying consolidated financial statements.

Overview of Results

•

Our net income was $8.5 million in 2018, compared with $8.3 million in 2017. The largest contributing factors leading to the increase in the net income and other highlights include the following: average interest earning assets in 2018 were $800.4 million compared to $738.0 million in 2017. The higher level of interest earning assets led to an increase in net interest income from $29.6 million in 2017 to $32.0 million in 2018. These increases were partially offset by the expenses associated with the PSB acquisition during the fourth quarter of 2018.

•

Average loans outstanding in 2018 were $619.2 million, approximately 19.58% higher than $517.8 million in average loans outstanding in 2017. The higher average balance for total loans outstanding was the primary reason for the increase of $2.4 million in our net interest income.

•

The effective yield on our loan portfolio decreased from 5.39% in 2017 to 5.29% in 2018. The decrease in the yield was mainly attributable to competitive pricing pressures and loans renewing and repricing at lower market rates.

•	Average total investment securities in 2018 were $163.2 million compared to $200.3 million in 2017. The decrease was due to the need to fund loan growth.

•	Average non-interest bearing deposits grew from $168.5 million in 2017 to $186.1 million in 2018. The increase resulted from organic growth as well as deposits obtained in the PSB merger.

•

Our higher net interest income was offset by higher operating expenses, which grew to $26.0 million in 2018 from $21.3 million in 2017. The increase in noninterest expense came from organic growth with most of the increase in salaries and employee benefits. There was also a significant increase in data processing expenses as a result of termination expenses related to the PSB merger.

•

Our noninterest income increased from $6.3 million in 2017 to $6.8 million in 2018. The increase resulted from increases in service charges and fee income and income from mortgage operations. These increases were offset by a decrease in bank owned life insurance income from the prior year as a result of death benefits received in the prior year that were not received in the current year.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in our Notes to the Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgment is necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

The following briefly describes the more complex policies involving a significant amount of judgments about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan Losses

We record estimated probable inherent credit losses in the loan portfolio as an allowance for loan losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan losses involve significant judgments to be made by management. Some of the more critical judgments supporting River Financial’s allowance for loan losses include judgments about: creditworthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimated credit losses, and the impact of current events, conditions, and other factors impacting the level of inherent losses. Under different conditions or using different assumptions, the actual or estimated credit losses ultimately realized by River

Financial may be different than management’s estimates provided in our Consolidated Financial Statements included elsewhere herein. For a more complete discussion of the methodology employed to calculate the allowance for loan losses, see Note 1 to our Consolidated Financial Statements for the year ended December 31, 2018, which are included elsewhere herein.

Investment Securities Impairment

Periodically, we assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recover in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value. The credit portion of the impairment, if any, is recognized as a realized loss in current earnings.

Income Taxes

Deferred income tax assets and liabilities are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events recognized in the financial statements. A valuation allowance may be established to the extent necessary to reduce the deferred tax asset to a level at which it is “more likely than not” that the tax assets or benefits will be realized. Realization of tax benefits depends on having sufficient taxable income, available tax loss carrybacks or credits, the reversing of taxable temporary differences and/or tax planning strategies within the reversal period and that current tax law allows for the realization of recorded tax benefits.

Business Combinations

Assets purchased and liabilities assumed in a business combination are recorded at their fair value. The fair value of a loan portfolio acquired in a business combination requires greater levels of management estimates and judgment than the remainder of purchased assets or assumed liabilities. On the date of acquisition, when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. We must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted accretable yield which will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

Comparison of Results of Operations for the years ended December 31, 2018 and 2017

The following is a narrative discussion and analysis of significant changes in our results of operations for the years ended December 31, 2018 and 2017.

Net Income

2018 vs. 2017

During the year ended December 31, 2018, our net income was $8.5 million, compared to $8.3 million for the year ended December 31, 2017, an increase of 2.54%. The primary reason for the increase in net income in 2018 compared to 2017 was an increase in net interest income from $29.6 million in 2017 to $32.0 million in

2018 for an increase of $2.4 million, or 8.30%. Our net interest margin remained unchanged at 4.00% in 2017 and in 2018. The lack of change in the margin resulted from a combination of the decrease in the yield on our loan portfolio from 5.39% in 2017 to 5.29% in 2018 and the increase in the average cost of funds from 0.48% in 2017 to 0.79% in 2018. These negative trends were offset by the loan growth during the current year which resulted in loans comprising a higher percentage of total interest earning assets at 77.4% in 2018 compared to 70.2% in 2017.

Noninterest income increased from $6.3 million in 2017 to $6.8 million in 2018, or 8.43%. The increase resulted from increases in service charges and fee income and income from mortgage operations. These increases were partially offset by a decrease in bank owned life insurance income as a result of receiving death benefits in the prior year, but not in the current year.

Net Interest Income and Net Interest Margin Analysis

The largest component of our net income is net interest income – the difference between the income earned on interest-earning assets and the interest paid on deposits and borrowed funds used to support our assets. Net interest income divided by average earning assets represents our net interest margin. The major factors that affect net interest income and net interest margin are changes in volumes, the yield on interest-earning assets, and the cost of interest-bearing liabilities. Our margin can also be affected by economic conditions, the competitive environment, loan demand, and deposit flow. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and our primary source of earnings.

The following table shows, for the years 2018 and 2017, the average balance of each principal category of our assets and liabilities and the average yields on assets and average costs of liabilities. Such yields and costs are calculated by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCE SHEETS & NET INTEREST INCOME

	Year Ended December 31, 2018			Year Ended December 31, 2017
	Average Balance	Interest Income/ Expense	Average Yield/Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest earning assets
Loans	$619,238	$32,766	5.29%	$517,822	$27,930	5.39%
Mortgage loans held for sale	4,404	166	3.77%	4,036	86	2.13%
Investment securities:
Taxable securities	125,477	2,734	2.18%	146,370	2,938	2.01%
Tax-exempt securities	37,683	1,078	2.86%	53,951	1,712	3.17%
Interest bearing balances in other banks	13,185	275	2.09%	15,868	211	1.33%
Federal funds sold	400	11	2.75%	—	—	0.00%

Total interest earning assets	$800,387	$37,030	4.63%	$738,047	$32,877	4.45%
Interest bearing liabilities
Interest bearing transaction accounts	$198,380	$713	0.36%	$189,673	$452	0.24%
Savings and money market accounts	207,829	1,442	0.69%	189,438	667	0.35%
Time deposits	138,144	1,495	1.08%	137,781	1,110	0.81%
Securities sold under agreement to repurchase	10,274	38	0.37%	13,592	28	0.21%
Federal Home Loan Bank advances	23,644	490	2.07%	8,712	101	1.16%
Federal funds purchased	664	18	2.71%	721	13	1.80%
Note payable	10,535	485	4.60%	5,935	249	4.20%

Total interest bearing liabilities	$589,470	$4,681	0.79%	$545,852	$2,620	0.48%
Noninterest-bearing funding of earning assets	210,917	—	0.00%	192,195	—	0.00%

Total cost of funding earning assets	$800,387	$4,681	0.58%	$738,047	$2,620	0.35%

Net interest rate spread			3.84%			3.97%

Net interest income/margin (taxable equivalent)		$32,349	4.05%		$30,257	4.10%
Tax equivalent adjustment		(345)			(707)

Net interest income/margin		$32,004	4.00%		$29,550	4.00%

Comparison of net interest income for the years ended December 31 2018, and 2017

Net interest income increased $2.4 million, or 8.30%, to $32.0 million for the year ended December 31, 2018, compared to $29.6 million for 2017. The increase was due to an increase in interest income of $4.5 million, resulting from higher levels of loan volume. The increase in interest income was primarily due to a 19.58% increase in average loans outstanding during compared to 2017. The resulting net interest margin remained at 4.00% for 2018 and 2017. During 2018, non-interest bearing deposits averaged $186.1 million, compared to $168.5 million during 2017, an increase of $17.6 million, or 10.43%.

Interest-earning assets averaged $800.4 million for 2018, compared to $738.0 million for 2017, an increase of $62.4 million, or 8.46%. Average loans increased $101.4 million during 2018 to $619.2 million from $517.8 million in 2017. The mix of average earning assets also shifted to loans from investment securities. As a percentage of average total earning assets, average loans increased from 70.2% in 2017 to 77.4% in 2018. The yield on average interest-earning assets increased 18 basis points to 4.63% during 2018, compared to 4.45% for

2017. The yield on earning assets increased primarily due to the increase in the percentage of average loans as a percentage of average total earning assets during 2018. During 2018, loan yields decreased 10 basis points to 5.29%. The decrease in loan yields was primarily due competitive pricing pressures and loans repricing at lower market rates.

Interest-bearing liabilities averaged $589.5 million for 2018, compared to $545.9 million for 2017, an increase of $43.6 million. The increase in average volume occurred from organic growth in addition to the PSB merger. The average rate paid on interest-bearing liabilities was 0.79% for 2018, compared to 0.48% for 2017. During recent years, we have benefited from the historically low interest rates and repriced time deposits at maturity at the lower current market rates, and we have also lowered rates on other deposit accounts to lower market rates where possible. However, during the current year interest rates have increased steadily. The increase in total interest expense from $2.6 million in 2017 to $4.7 million in 2018 was mainly attributable to the steady increase in our cost of funds as a result of market conditions.

The following table reflects, for the years 2018 and 2017, the changes in our net interest income due to changes in the volume of earning assets and interest-bearing liabilities and the associated rates earned or paid on the assets and liabilities.

	Year Ended December 31, 2018 vs. Year Ended December 31, 2017
	Volume	Variance due to Yield/Rate	Total
Interest earning assets
Loans	$5,455	$(619)	$4,836
Mortgage loans held for sale	8	72	80
Investment securities:
Taxable securities	(417)	213	(204)
Tax-exempt securities	(517)	(117)	(634)
Interest bearing balances in other banks	(36)	100	64
Federal funds sold	—	11	11

Total interest earning assets	$4,493	$(340)	$4,153
Interest bearing liabilities
Interest bearing transaction accounts	$23	$238	$261
Savings and money market accounts	68	707	775
Time deposits	12	373	385
Securities sold under agreement to repurchase	(6)	16	10
Federal Home Loan Bank advances	174	215	389
Federal funds purchased	(1)	6	5
Note payable	194	42	236

Total interest bearing liabilities	$464	$1,597	$2,061
Net interest income
Net interest income (taxable equivalent)	$4,029	$(1,937)	$2,092
Taxable equivalent adjustment	151	211	362

Net interest income	$4,180	$(1,726)	$2,454

Provision for Loan Losses

During the year ended December 31, 2018, we recorded a provision for loan losses of $2.0 million compared to $1.7 million during the year ended December 31, 2017. The increase in the provision for loan losses resulted from growth in loan volume. Net loan charge-offs decreased from $866 thousand in 2017 to

$264 thousand in 2018. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and is decreased by charge-offs and increased by loan recoveries. In determining the adequacy of our allowance for loan losses, we consider our historical loan loss experience, the general economic environment, the overall portfolio composition, and other information. As these factors change, the level of loan loss provision changes. When individual loans are evaluated for impairment, and impairment is deemed necessary, the impaired portion of the loan amount is generally charged off. As of December 31, 2018 and 2017, $725 thousand and $908 thousand of our allowance was related to impaired loans, respectively.

Noninterest Income

In addition to net interest margin, we generate other types of recurring noninterest income from our operations. Our banking operations generate revenue from service charges and fees on deposit accounts. We have a mortgage division that generates revenue from originating and selling mortgages, and from the sale of non-deposit investment products through an arrangement with a registered broker-dealer with which we have a revenue-sharing arrangement. In addition to these types of recurring noninterest income, River Bank owns insurance on several key employees and records income on the increase in the cash surrender value of these policies.

The following table sets forth the principal components of noninterest income for the periods indicated.

	For the Year Ended December 31,
	2018	2017
Service charges and fees	$3,465	$2,949
Investment brokerage revenue	136	58
Mortgage operations	2,293	1,895
Bank owned life insurance income	569	1,086
Net gain (loss) on sale of investment securities	(48)	5
Other noninterest income	426	316

Total noninterest income	$6,841	$6,309

Noninterest income for the years ended December 31, 2018 and 2017 was $6.8 million and $6.3 million, respectively. The primary reason for the increase in noninterest income was from service charges and fees and income from our mortgage operations. Service charges and fees continued to be our largest source of noninterest income in 2018 with $3.5 million compared to $2.9 million in 2017. These service charges and fees are primarily generated by checking and savings accounts. Our mortgage operations produced noninterest income in 2018 of $2.3 million compared to $1.9 million in 2017. These increases were partially offset by a $517 thousand decrease in bank owned life insurance income resulting from death benefits received during the prior year but not the current year.

Noninterest expense

Our total noninterest expense increase reflects our continued growth, as well as the expansion of our operational framework, employee expansion, and facility expansion, as we build the foundation to support our recent and future growth. We believe that some of our overhead costs will reduce as a percentage of our revenue as we grow and gain operating leverage by spreading these costs over a larger revenue base.

The following table presents the primary components of noninterest expense for the periods indicated.

	For the Years Ended December 31,
	2018	2017
Salaries and employee benefits	$14,016	$12,097
Occupancy expenses	1,534	1,399
Equipment rentals, depreciation, and maintenance	916	841
Telephone and communications	274	261
Advertising and business development	658	625
Data processing	3,527	1,689
Foreclosed assets, net	200	163
Federal deposit insurance and other regulatory assessments	342	333
Legal and other professional services	798	505
Other operating expense	3,731	3,392

Total noninterest expense	$25,996	$21,305

Noninterest expense for the years ended December 31, 2018 and 2017 was $26.0 million and $21.3 million, respectively, an increase of $4.7 million, or 22.0%. The largest component of noninterest expense was salaries and employee benefits. Salaries and benefits increased approximately $1.9 million mainly due to the addition of new employees. The increase of $1.8 in data processing expense was mainly a result of the termination costs recognized as a result of the PSB merger. The increase in most of the remaining noninterest expense categories resulted primarily from continued organic growth as well as from the PSB merger.

Income Tax Provision

Income tax expense of $2.4 million and $4.5 million was recognized during the years ended December 31, 2018 and 2017, respectively. The decrease in income tax expense during 2018 was mainly due to Tax Cuts and Jobs Act of 2017 which lowered the federal corporate tax rate from 34% to 21%. The effective tax rate for the year 2018 was 21.9% compared to 35.3% for the year 2017. The effective tax rates are affected by items of income and expense that are not subject to federal and state taxation.

Comparison of Balance Sheets at December 31, 2018 and 2017

Overview

Our total assets increased $247.2 million, or 30.0%, from $823.3 million at December 31, 2017, to $1.1 billion at December 31, 2018. Loans increased by $162.4 million during 2018 and investment securities increased $35.3 million in 2018. Cash and cash equivalents increased by $31.9 million during 2018.

Deposits at December 31, 2018 totaled $898.7 million, an increase of $198.8 million as compared to December 31, 2017. Noninterest-bearing deposits increased $56.1 million in 2018 and interest-bearing deposits increased $142.7 million. Our deposits increased during 2018 mainly as a result of the PSB merger. Other changes are due to normal fluctuations in deposits as well as customers moving their deposits to higher yielding investments.

Loans

Loans are our largest category of earning assets and typically provide higher yields than other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks that we attempt to control and counterbalance. Total loans averaged $619.2 million during the year ended December 31, 2018, or 77.4% of average earning assets, as compared to $517.8 million or 70.2% of average earning assets, for the year ended December 31, 2017. At December 31, 2018, total loans, net of unearned income, were $711.3 million, compared to $547.1 million at December 31, 2017, an increase of $164.2 million, or 30.0%.

The organic, or non-acquired, growth in our loan portfolio is attributable to our ability to attract new customers from other financial institutions and overall growth in our markets. Much of our loan growth has come from moving customers from other financial institutions to River Bank. We have also been successful in building banking relationships with new customers. We have hired several new bankers in the markets that we serve, and these employees have been successful in transitioning their former clients and attracting new clients to River Bank. Our bankers are expected to be involved in their communities and to maintain business development efforts to develop relationships with clients, and our philosophy is to be responsive to customer needs by providing decisions in a timely manner. In addition to our business development efforts, many of the markets that we serve have shown signs of economic recovery over the last few years.

The table below provides a summary of the loan portfolio composition as of the periods indicated.

COMPOSITION OF LOAN PORTFOLIO

	December 31, 2018		December 31, 2017
	Amount	% of Total	Amount	% of Total
Residential real estate:
Closed-end 1-4 family—first lien	$162,249	23.0%	$115,776	21.4%
Closed-end 1-4 family—junior lien	5,739	0.8%	4,969	0.9%
Multi-family	16,938	2.4%	16,977	3.1%

Total residential real estate	184,926	26.2%	137,722	25.4%

Commercial real estate:
Nonfarm nonresidential	209,391	29.7%	173,443	32.0%
Farmland	10,417	1.5%	7,782	1.4%

Total commercial real estate	219,808	31.2%	181,225	33.4%

Construction and land development:
Residential	39,680	5.6%	25,830	4.8%
Other	62,430	8.9%	40,734	7.5%

Total construction and land development	102,110	14.5%	66,564	12.3%

Home equity lines of credit	39,040	5.5%	35,833	6.6%

Commercial loans:
Other commercial loans	112,927	16.0%	95,896	17.7%
Agricultural	1,743	0.2%	1,581	0.3%
State, county, and municipal loans	19,756	2.9%	8,332	1.5%

Total commercial loans	134,426	19.1%	105,809	19.5%

Consumer loans	33,867	4.8%	23,231	4.3%

Total gross loans	714,177	101.3%	550,384	101.5%
Allowance for loan losses	(6,577)	-0.9%	(4,881)	-0.9%
Net deferred loan fees and discounts	(2,915)	-0.4%	(3,263)	-0.6%

Net loans	$704,685	100.0%	$542,240	100.0%

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in our market areas, and for us in particular, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan. This practice tends to increase the magnitude of the real estate loan portfolio. In many cases, we prefer real estate collateral to many other potential collateral sources, such as accounts receivable, inventory, and equipment.

The Federal regulatory agencies issued two “guidance” documents that have a significant impact on real estate related lending and, thus, on the operations of River Bank. One part of the guidance could require lenders to restrict lending secured primarily by certain categories of commercial real estate to a level of 300% of their capital or raise additional capital. This factor, combined with the current economic environment, could affect River Bank’s lending strategy away from, or to limit its expansion of, commercial real estate lending which has been a material part of River Financial’s lending strategy. This could also have a negative impact on our lending and profitability. Management actively monitors the composition of River Bank’s loan portfolio, focusing on concentrations of credit, and the results of that monitoring activity are periodically reported to the River Financial board of directors.

The other guidance relates to the structuring of certain types of mortgages that allows negative amortization of consumer mortgage loans. Although River Bank does not engage at present in lending using these types of instruments, the guidance could have the effect of making River Bank less competitive in consumer mortgage lending if the local market is driving the demand for such an offering.

The principal component of our loan portfolio is real estate mortgage loans on residential and commercial properties. At December 31, 2018, this category totaled $443.8 million and represented 63.0% of the total loan portfolio, compared to $354.8 million, or 65.4% of the total loan portfolio at year-end 2017. Residential real estate loans increased in 2018 $47.2 million, or 34.3%, and commercial real estate loans increased $38.6 million, or 21.3%. Home equity lines of credit increased $3.2 million, or 8.9%.

Real estate construction loans totaled $102.1 million at December 31, 2018, an increase $35.5 million, or 53.4%, over $66.6 million at December 31, 2017. This loan type accounted for 14.5% and 12.3% of our total loan portfolio at December 31, 2018 and December 2017, respectively.

Commercial and industrial loans totaled $134.4 million at December 31, 2018, compared to $105.8 million at December 31, 2017, an increase of $28.6 million, or 27.0% during 2018. We expect this growth trend with respect to commercial and industrial loans to continue as economic conditions improve.

The repayment of loans is a source of additional liquidity for us. The following table sets forth our loans maturing within specific intervals at December 31, 2018.

LOAN MATURITY AND SENSITIVITY TO CHANGES IN INTEREST RATES

	One year or less	Over one year through five years	Over five years	Total
Residential real estate:
Closed—end 1-4 family—first lien	$18,011	$84,448	$59,790	$162,249
Closed—end 1-4 family—junior lien	1,669	2,917	1,153	5,739
Multi-family	1,275	10,173	5,490	16,938

Total residential real estate	20,955	97,538	66,433	184,926

Commercial real estate:
Nonfarm nonresidential	23,713	148,080	37,598	209,391
Farmland	5,124	4,900	393	10,417

Total commercial real estate	28,837	152,980	37,991	219,808

Construction and land development:
Residential	38,539	831	310	39,680
Other	15,973	25,761	20,696	62,430

Total construction and land development	54,512	26,592	21,006	102,110

Home equity lines of credit	3,108	6,411	29,521	39,040

Commercial loans:
Other commercial loans	39,883	61,475	11,569	112,927
Agricultural	974	525	244	1,743
State, county, and municipal loans	3,821	3,119	12,816	19,756

Total commercial loans	44,678	65,119	24,629	134,426

Consumer loans	6,204	19,972	7,691	33,867

Total gross loans	$158,294	$368,612	$187,271	$714,177

The information presented in the table above is based upon the contractual maturities of the individual loans, which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms at their maturity. Consequently, we believe that this treatment presents fairly the maturity structure of the loan portfolio.

Investment Securities

We use our securities portfolio primarily to enhance our overall yield on interest-earning assets and as a source of liquidity, as a tool to manage our balance sheet sensitivity and regulatory capital ratios, and as a base upon which to pledge assets for public deposits. When our liquidity position exceeds current needs and our expected loan demand, other investments are considered as a secondary earnings alternative. As investments mature, they are used to meet current cash needs, or they are reinvested to maintain our desired liquidity position. We have designated all of our securities as available-for-sale to provide flexibility, in case an immediate need for liquidity arises, and we believe that the composition of the portfolio offers needed flexibility in managing our liquidity position and interest rate sensitivity without adversely impacting our regulatory capital levels. Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of related deferred taxes. Purchase premiums and discounts are recognized in income using the interest method over the terms of the securities.

The following tables summarize the amortized cost and fair value of securities available-for-sale at December 31, 2018 and 2017.

INVESTMENT SECURITIES

	December 31, 2018		December 31, 2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
Residential mortgage-backed	$108,915	$104,933	$125,768	$122,972
U.S. govt. sponsored enterprises	63,833	63,922	13,176	12,999
State, county, and municipal	57,417	57,160	55,339	55,501
Corporate debt obligations	2,670	2,615	1,831	1,817

Totals	$232,835	$228,630	$196,114	$193,289

The following table shows the scheduled maturity and average yields of our securities at December 31, 2018.

INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS

	Within one year		After one year but within five years		After five years but within ten years		After ten years		Other securities
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. govt. sponsored enterprises	$12,298	2.58%	$37,163	2.90%	$11,352	3.26%	$3,109	2.16%	$—	—%
State, county, and municipal	3,767	2.43%	17,835	2.27%	11,795	2.54%	23,763	2.86%	—	—%
Corporate debt obligations	1,027	3.03%	1,002	3.75%	586	4.71%	—	—%	—	—%
Residential mortgage-backed	—	—%	—	—%	—	—%	—	—%	104,933	2.32%

Totals	$17,092	2.57%	$56,000	2.71%	$23,733	2.94%	$26,872	2.78%	$104,933	—%

We invest primarily in mortgage-backed securities, municipal securities, and obligations of government-sponsored entities and agencies of the United States, though we may in some situations also invest in direct obligations of the United States or obligations guaranteed as to the principal and interest by the United States. All of our mortgage-backed securities are residential securities issued by the Federal National Mortgage Association, or FNMA, and the Federal Home Loan Mortgage Corporation, or FHLMC. During all periods presented, we have used most of our excess liquidity to invest in loans, as our loan demand has remained strong, rather than investing in investment securities.

Allowance for Loan Losses, Provision for Loan Losses and Asset Quality

Allowance for loan losses and provision for loan losses

Our allowance for loan losses represents our estimate of probable inherent credit losses in the loan portfolio. We determine the required allowance each quarter based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases in the allowance are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to our allowance for loan losses.

Management utilizes a review process for the loan portfolio to identify loans that are deemed to be impaired. A loan is considered impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement or when the loan is deemed to be a troubled debt restructuring. For loans and loan relationships deemed to be impaired that are $100 thousand, or greater, management determines the estimated value of the underlying collateral, less estimated costs to acquire and sell the collateral, or the estimated net present value of the cash flows expected to be received on the loan or loan relationship. These amounts are compared to the current investment in the loan and a specific allowance for the deficiency, if any, is specifically included in the analysis of the allowance for loan losses. For loans and loan relationships less than $100 thousand that are deemed to be impaired, management applies a loss factor of 15% and includes that amount in that analysis of the allowance for loan losses rather than specifically measuring the impairment for each loan or loan relationship.

All other loans are deemed to be unimpaired and are grouped into various homogeneous risk pools utilizing regulatory reporting classifications. River Bank’s historical loss factors are calculated for each of these risk pools based on the net losses experienced as a percentage of the average loans outstanding. The time periods utilized in these historical loss factor calculations are subjective and vary according to management’s estimate of the impact of current economic cycles. As every loan has a risk of loss, minimum loss factors are estimated based on long term trends for River Bank, the banking industry, and the economy. The greater of the calculated historical loss factors or the minimum loss factors are applied to the unimpaired loan amounts currently outstanding for the risk pool and included in the analysis of the allowance for loan losses. In addition, certain qualitative adjustments may be included by management as additional loss factors applied to the unimpaired loan risk pools. These adjustments may include, among other things, changes in loan policy, loan administration, loan, geographic, or industry concentrations, loan growth rates, and experience levels of our lending officers. The loss allocations for specifically impaired loans, smaller impaired loans not specifically measured for impairment, and unimpaired loans are totaled to determine the total required allowance for loan losses. This total is compared to the current allowance on the Bank’s books and adjustments made accordingly by a charge or credit to the provision for loan losses.

Management believes the data it uses in determining the allowance for loan losses is sufficient to estimate potential losses in the loan portfolio; however, actual results could differ from management’s estimate.

The following table presents a summary of changes in the allowance for loan losses for the periods and dates indicated.

ALLOWANCE FOR LOAN LOSSES

	Year Ended:
Amounts in thousands, (except percentages)	December 31, 2018	December 31, 2017
Allowance for loan losses at beginning of period	$4,881	$4,007
Charge-offs:
Mortgage loans on real estate:
Residential	41	32
Commercial real estate	109	308
Construction and land development	—	24
Equity lines of credit	20	100

Total mortgage loans on real estate	170	464
Commercial	284	466
Consumer	48	109

Total charge-offs	502	1,039
Recoveries:
Mortgage loans on real estate:
Residential	15	24
Commercial real estate	13	16
Construction and land development	38	11
Equity lines of credit	12	4

Total mortgage loans on real estate	78	55
Commercial	139	104
Consumer	21	14

Total recoveries	238	173

Net Charge-offs	264	866
Provision for loan losses	1,960	1,740

Allowance for loan losses at end of period	$6,577	$4,881

Total loans outstanding, net of deferred loan fees and discounts	$711,262	$547,121
Average loans outstanding, net of deferred loan fees	$619,238	$517,822
Allowance for loan losses to period end loans	0.92%	0.89%
Net charge-offs to average loans (annualized)	0.04%	0.17%

In accordance with ASC Topic 805, Business Combinations, the loans acquired in 2015 from Keystone Bank and the loans acquired from Peoples Southern Bank in 2018 were recorded at fair value and any discount to fair value was recorded against the loans rather than as an allowance for loan losses. Approximately $504 thousand of the discount associated with the loans acquired from Peoples Southern Bank was deemed related to credit quality. The total discount was recorded as an accretable discount and is accreted into interest income over the life of the loans using the level yield method. At December 31, 2018, the acquired loan portfolio of Keystone Bank which we acquired in 2015 totaled $48.6 million and had a related accretable discount of $1.3 million. During 2018, discount accretion of $1.2 million was recognized in interest income on loans. At December 31, 2017, Keystone’s acquired loan portfolio totaled $75.0 million and had a related accretable discount of $2.5 million. During 2017, discount accretion of $2.3 million was recognized in interest income on loans. At December 31, 2018, Peoples Southern Bank’s acquired loan portfolio totaled $53.7 million and had a related accretable discount of $654 thousand. During 2018, discount accretion of $62 thousand was recognized in interest income on loans.

Overall, asset quality indicators have continued to improve, and, as a result, provision expense has been minimal for the Bank’s loan portfolio. During the years ended December 31, 2018 and 2017, we recorded provision expense of $2.0 million and $1.7 million, respectively.

Allocation of Our Allowance for Loan Losses

While no portion of our allowance for loan losses is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of our allowance for loan losses to specific loan categories for the periods indicated.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	As of December 31,
	2018		2017
	Amount	Percent of Allowance in each Category to Total Allowance	Amount	Percent of Allowance in each Category to Total Allowance
Residential real estate	$1,579	24.0%	$1,167	23.9%
Commercial real estate	1,961	29.8%	1,604	32.9%
Construction and land development	942	14.3%	606	12.4%
Home equity lines of credit	394	6.0%	333	6.8%
Commercial	1,375	20.9%	954	19.5%
Consumer	326	5.0%	217	4.5%

Total	$6,577	100.0%	$4,881	100.0%

Nonperforming Assets

The following table presents our nonperforming assets for the dates indicated.

NONPERFORMING ASSETS

	December 31,
	2018	2017
Nonaccrual loans	$2,740	$2,586
Accruing loans past due 90 days or more	19	421

Total nonperforming loans	2,759	3,007
Foreclosed assets	496	1,546

Total nonperforming assets	$3,255	$4,553

Allowance for loan losses to period end loans	0.92%	0.89%
Allowance for loan losses to period end nonperforming loans	238.38%	162.32%
Net charge-offs to average loans (annualized)	0.04%	0.17%
Nonperforming assets to period end loans and foreclosed property	0.46%	0.83%
Nonperforming loans to period end loans	0.39%	0.55%
Nonperforming assets to total assets	0.30%	0.55%
Period end loans	711,262	547,121
Period end total assets	1,070,464	823,292
Allowance for loan losses	6,577	4,881
Average loans for the period	619,238	517,822
Net charge-offs for the period	264	866
Period end loans plus foreclosed property	711,758	548,667

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of interest is doubtful. In addition to consideration of these factors, loans that are past due 90 days or more are generally placed on nonaccrual status. When a loan is placed on nonaccrual status, all accrued interest on the loan is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Payments received while a loan is on nonaccrual status will generally be applied to the outstanding principal balance. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan that would necessitate additional charges to the allowance for loan losses.

Total nonperforming assets decreased $1.4 million to $3.2 million at December 31, 2018, from $4.6 million at December 31, 2017. Total nonperforming assets as a percentage of total assets decreased 0.25% from 0.55% at December 31, 2017 to 0.30% at December 31, 2018. Improving asset quality has been and will continue to be a primary focus of management.

Deposits

Deposits, which include noninterest-bearing demand deposits, interest-bearing demand deposits, money market accounts, and savings, time, and other deposits, are the primary funding source for River Bank. We offer a variety of products designed to attract and retain customers, with primary focus on building and expanding client relationships. We continue to focus on establishing a comprehensive relationship with consumer and business borrowers, seeking deposits as well as lending relationships.

The following table details the composition of our deposit portfolio as of the dates indicated.

COMPOSITION OF DEPOSITS

	December 31, 2018		December 31, 2017
	Amount	Percent of Total	Amount	Percent of Total
Demand deposits, noninterest-bearing	$241,274	26.8%	$185,171	26.5%
Demand deposits, interest-bearing	239,463	26.6%	195,792	28.0%
Money market accounts	200,143	22.3%	153,732	22.0%
Savings deposits	55,733	6.2%	29,441	4.2%
Time certificates of $250 or more	47,251	5.3%	37,045	5.3%
Other time certificates	114,843	12.8%	98,680	14.0%

Totals	$898,707	100.0%	$699,861	100.0%

Total deposits were $898.7 million at December 31, 2018, an increase of $198.8 million, or 28.4%, from $699.9 at December 31, 2017. Noninterest-bearing demand deposits and interest-bearing demand deposits increased a combined total of $99.8 million, or 26.2% from December 31, 2017 to December 31, 2018. These two categories of deposits are our least expensive source of funding for interest-earning assets.

The following table details the maturities of our time deposits which consist entirely of certificates of deposit.

MATURITIES OF CERTIFICATES OF DEPOSIT

	All CDs	CDs $100 or more	CDs Less Than $100
Three months or less	$35,437	$16,122	$19,315
Greater than three months through six months	30,173	13,100	17,073
Greater than six months through one year	52,292	19,039	33,253
Greater than one year through three years	31,774	10,215	21,559
Greater than three years	12,418	3,281	9,137

Total	$162,094	$61,757	$100,337

Deposit growth has benefited to a large extent from uncertainty in the financial markets, which has increased the liquidity of many banks as consumers and businesses look for safe places for liquidity, thereby increasing bank deposits.

Other Funding Sources

We supplement our deposit funding with wholesale funding when needed for balance sheet planning or when the terms are attractive and will not disrupt our offering rates in our markets. A source that we have used for wholesale funding is the Federal Home Loan Bank of Atlanta (“FHLB”). At December 31, 2018 and 2017 River Bank had $20.0 million and $10.0 million, respectively, of borrowings outstanding with FHLB.

Liquidity

Market and public confidence in our financial strength and financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet our needs.

Funds are available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans, and investment security cash flows. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Cash and cash equivalents at December 31, 2018 and 2017 were $47.5 million and $15.6 million, respectively. Based on the recorded cash and cash equivalents, our liquidity resources were sufficient at December 31, 2018 to fund loans and meet other cash needs as necessary.

Contractual Obligations

While our liquidity monitoring and management considers both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations.

	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
Federal Home Loan Bank advances	$20,000	$—	$—	$—	$20,000
Note payable	3,165	7,008	7,895	8,895	26,963
Certificates of deposit of less than $100	69,641	21,559	9,137	—	100,337
Certificates of deposit of $100 or more	48,261	10,215	3,281	—	61,757
Securities sold under agreements to repurchase	7,975	—	—	—	7,975
Operating leases	609	1,128	1,056	833	3,626

Total contractual obligations	$149,651	$39,910	$21,369	$9,728	$220,658

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded on our balance sheet. Our exposure to credit loss is represented by the contractual amounts of these commitments. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Our off-balance sheet arrangements are summarized in the following table for the periods indicated.

CREDIT EXTENSION COMMITMENTS

	December 31, 2018	December 31, 2017
Commitments to extend credit	$146,462	$142,878
Stand-by and performance letters of credit	5,412	2,268

Total	$151,874	$145,146

Interest Sensitivity and Market Risk

Interest Sensitivity

We monitor and manage the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique we employ is simulation analysis and this technique is augmented by “gap” analysis.

In simulation analysis, we review each individual asset and liability category and their projected behavior in various different interest rate environments. These projected behaviors are based upon management’s past experiences and upon current competitive environments, including the various environments in the different markets in which we compete. Using this projected behavior and differing rate scenarios as inputs, the simulation analysis generates as output projections of net interest income. We also periodically verify the validity of this approach by comparing actual results with those that were projected in previous models.

Another technique used in interest rate management, but to a lesser degree than simulation analysis, is the measurement of the interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale or trading securities, replacing an asset or liability at maturity, or by adjusting the interest rate during the life of an asset or liability.

We evaluate interest rate sensitivity risk and then formulate guidelines regarding asset generation and repricing and sources and prices of off-balance sheet commitments in order to decrease interest sensitivity risk. We use computer simulations to measure the net income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates our interest rate sensitivity at December 31, 2018, assuming that the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS

	0-1 Mos	1-3 Mos	3-12 Mos	1-2 Yrs	2-3 Yrs	>3 Yrs	Total
Interest earning assets
Loans	$138,958	$39,548	$139,683	$128,191	$87,624	$177,258	$711,262
Securities	5,266	8,359	25,984	24,772	28,134	136,115	228,630
Certificates of deposit in banks	—	249	975	1,229	978	2,735	6,166
Cash balances in banks	32,253	—	—	—	—	—	32,253
Federal funds sold	1,420	—	—	—	—	—	1,420

Total interest earning assets	$177,897	$48,156	$166,642	$154,192	$116,736	$316,108	$979,731

Interest bearing liabilities
Interest bearing transaction accounts	$98,181	$4,789	$21,552	$28,735	$28,735	$57,471	$239,463
Savings and money market accounts	139,140	4,666	21,000	28,000	28,000	35,070	255,876
Time deposits	9,335	27,375	81,857	17,743	13,388	12,396	162,094
Securities sold under agreements to repurchase	7,975	—	—	—	—	—	7,975
Federal Home Loan Bank Advances	20,000	—	—	—	—	—	20,000
Note payable	782	—	2,420	3,400	3,608	16,753	26,963

Total interest bearing liabilities	$275,413	$36,830	$126,829	$77,878	$73,731	$121,690	$712,371

Interest sensitive gap
Period gap	$(97,516)	$11,326	$39,813	$76,314	$43,005	$194,418	$267,360
Cumulative gap	$(97,516)	$(86,190)	$(46,377)	$29,937	$72,942	$267,360
Cumulative gap—Rate Sensitive Assets/ Rate
Sensitive Liabilities	(10.0)%	(8.8)%	(4.7)%	3.1%	7.4%	27.3%

We generally benefit from increasing market rates of interest when we have an asset-sensitive gap (a positive number) and generally benefit from decreasing market interest rates when we are liability-sensitive (a negative number). As shown in the table above, we are slightly liability-sensitive on a cumulative basis through two years. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those are viewed by management as significantly less interest-sensitive than market- based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulation analysis (as noted above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

Our earnings are dependent, to a large degree, on our net interest income, which is the difference between interest income earned on all earning assets, primarily loans and securities, and interest paid on all interest bearing-liabilities, primarily deposits. Market risk is the risk of loss from adverse changes in market prices and interest rates. Our market risk arises primarily from inherent interest rate risk in our lending, investing, and deposit gathering activities. We seek to reduce our exposure to market risk through actively monitoring and managing interest rate risk. Management relies upon static “gap” analysis to determine the degree of mismatch in the maturity and repricing distribution of interest-earning assets and interest-bearing liabilities which quantifies, to a large extent, the degree of market risk inherent in our balance sheet. Gap analysis is further augmented by simulation analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest-bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 400 basis points below the current prevailing rates to 400 basis points above the current prevailing rates. Management makes certain assumptions as to the effect that varying levels of interest rates have on certain earning assets and interest bearing-liabilities, which assumptions consider both historical experience and consensus estimates of outside sources.

The following table illustrates the results of our simulation analysis to determine the extent to which market risk would affect net interest margin for the next 12 months if prevailing interest rates increased or decreased by the specified amounts from current rates. As noted above, this model uses estimates and assumptions in asset and liability account rate reactions to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. This model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of these estimates and assumptions in the simulation model to derive this market risk information, the actual results of the future impact of market risk on our net interest margin may (and most likely will) differ from that found in the table.

MARKET RISK

	Impact on net interest income
	As of December 31, 2018	As of December 31, 2017
Change in prevailing rates:
+ 400 basis points	(4.94)%	(1.37)%
+ 300 basis points	(3.49)%	(0.53)%
+ 200 basis points	(2.10)%	(0.02)%
+ 100 basis points	(0.85)%	0.30%
+ 0 basis points	—	—
- 100 basis points	(0.08)%	(4.51)%
- 200 basis points	(4.43)%	(10.54)%
- 300 basis points	(7.25)%	(12.82)%
- 400 basis points	(8.38)%	(13.80)%

Capital Resources

Total stockholders’ equity at December 31, 2018 was $110.1 million, or 10.3% of total assets. At December 31, 2017, total stockholders’ equity was $89.0 million, or 10.8% of total assets. The increase in shareholders’ equity for 2018 was mainly attributable to the PSB merger and net income of $8.5 million.

The bank regulatory agencies have established risk-based capital requirements for banks. These guidelines are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against “off-balance sheet”

activities such as loans sold with recourse, loan commitments, guarantees, and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity, such as preferred stock, that may be included in capital. Certain items, such as goodwill and other intangible assets, are deducted from total capital in arriving at the various regulatory capital measures such as Tier 1 capital and total risk based capital. Our objective is to maintain River Bank’s current status as a “well-capitalized institution,” as that term is defined by River Bank’s regulators. As of December 31, 2018, RB&T was “well-capitalized” under the regulatory framework for prompt corrective action.

Changes to the regulatory guidelines for bank capital levels that became effective January 1, 2015, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) is 8%. The required ratio of “Tier 1 Capital” (consisting generally of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets) to risk-weighted assets is 6%. While there was previously no required ratio of “Common Equity Tier 1 Capital” (which generally consists of common stock, retained earnings, certain qualifying capital instruments issued by consolidated subsidiaries, and Accumulated Other Comprehensive Income, subject to adjustments) to total risk-weighted assets, a required minimum ratio of 4.5% became effective on January 1, 2015, as well. The remainder of total capital, or “Tier 2 Capital,” may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) preferred stock not qualifying as Tier 1 Capital, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) certain subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total Capital is the sum of Tier 1 Capital and Tier 2 Capital (which is included only to the extent of Tier 1 Capital), less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the appropriate regulator.

Quantitative measures, established by regulation to ensure capital adequacy effective January 1, 2015, require River Bank & Trust to maintain minimum amounts and ratios (set forth in the table below) of total risk based capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

The following table presents River Bank’s capital amounts and ratios with the required minimum levels for capital adequacy purposes including the phase in of the capital conservation buffer under Basel III and minimum levels to be well capitalized (as defined) under the regulatory prompt corrective action regulations. The following table contains selected capital ratios at December 31, 2018 and 2017 for River Bank.

CAPITAL ADEQUACY ANALYSIS

As of December 31, 2018:	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$115,721	14.253%	$80,174	>= 9.875%	$81,189	>= 10.000%
Common Equity Tier 1 Capital (To Risk- weighted Assets)	109,144	13.443%	51,758	>= 6.375%	52,773	>= 6.500%
Tier 1 Capital (To Risk-Weighted Assets)	109,144	13.443%	63,936	>= 7.875%	64,951	>= 8.000%
Tier 1 Capital (To Average Assets)	109,144	14.006%	31,172	>= 4.000%	38,965	>= 5.000%

As of December 31, 2017:	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$89,604	14.325%	$57,859	>= 9.250%	$62,551	>= 10.00%
Common Equity Tier 1 Capital (To Risk- weighted Assets)	84,724	13.545%	35,967	>= 5.750%	40,658	>= 6.50%
Tier 1 Capital (To Risk-Weighted Assets)	84,724	13.545%	45,349	>= 7.250%	50,040	>= 8.00%
Tier 1 Capital (To Average Assets)	84,724	10.429%	32,497	>= 4.000%	40,621	>= 5.00%

River Bank’s Total Capital ratio and Tier 1 Capital (To Risk-weighted Assets) ratio decreased from year-end 2017 to year-end 2018 as a result of the PSB merger, but the ratios remain well above the levels for the Bank to be deemed well-capitalized.

Banking regulations limit the amount of dividends that a bank may pay without approval of the regulatory authorities. These restrictions are based on the bank’s level of regulatory classified assets, prior years’ net earnings and ratio of equity capital to assets. As of December 31, 2018, the maximum amount of dividend River Bank could declare payable to the Company was approximately $14.0 million.

For the Three Months Ending June 30, 2019 and 2018

Overview of Second Quarter 2019 Results

Net income was $2.72 million in the quarter ended June 30, 2019, compared with $2.27 million in the quarter ended June 30, 2018. Several significant measures from the 2019 second quarter include:

•	Net interest margin (taxable equivalent) of 3.87%, compared with 4.12% for the second quarter of 2018.

•	Net interest income increase of $1.8 million for the quarter ended June 30, 2019, representing a 23.71% rate of increase over the quarter ended June 30, 2018.

•	Annualized return on average earning assets for the quarter ended June 30, 2019 of 1.08% compared with 1.19% for the quarter ended June 30, 2018.

•	Annualized return on average equity for the quarter ended June 30, 2019 of 9.41% compared with 10.11% for the quarter ended June 30, 2018.

•	Loan increase of $17.3 million during the quarter, representing a 9.47% annualized growth rate.

•	Securities available-for-sale decrease of $5.0 million during the quarter, representing a 8.88% annualized decrease for the quarter.

•	Deposit increase of $25.3 million during the quarter, representing a 10.85% annualized growth rate.

•	Stockholders’ equity increase of $4.9 million during the quarter representing a 17.42% annualized growth rate.

•	Book value per share of $20.98 at June 30, 2019, compared with $19.60 per share at December 31, 2018.

•	Tangible book value per share of $16.91 at June 30, 2019, compared with $15.41 at December 31, 2018.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the notes to the financial statements for the year ended

December 31, 2018, which are contained herein. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgment is necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

The following briefly describes the more complex policies involving a significant amount of judgments about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan Losses

We record estimated probable inherent credit losses in the loan portfolio as an allowance for loan losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan losses involve significant judgments to be made by management. Some of the more critical judgments supporting our allowance for loan losses include judgments about: creditworthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions and other factors impacting the level of inherent losses. Under different conditions or using different assumptions, the actual or estimated credit losses that we may ultimately realize may be different than our estimates. In determining the allowance, we estimate losses on individual impaired loans, or groups of loans that are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impact of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, we may record a provision for loan losses in order to maintain the allowance at appropriate levels. For a more complete discussion of the methodology employed to calculate the allowance for loan losses, see note 1 to our consolidated financial statements for the year ended December 31, 2018, which are contained herein.

Investment Securities Impairment

We assess, on a quarterly basis, whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value through current earnings.

Income Taxes

Deferred income tax assets and liabilities are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events recognized in the financial statements. A valuation allowance may be established to the extent necessary to reduce the deferred tax asset to a level at which it is “more likely than not” that the tax assets or benefits will be realized. Realization of tax benefits depends on having sufficient taxable income, available tax loss carrybacks or credits, the reversing of taxable temporary differences and/or tax planning strategies within the reversal period and that current tax law allows for the realization of recorded tax benefits.

Business Combinations

Assets purchased and liabilities assumed in a business combination are recorded at their fair value. The fair value of a loan portfolio acquired in a business combination requires greater levels of management estimates and judgment than the remainder of purchased assets or assumed liabilities. On the date of acquisition, when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. We must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted accretable yield which will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

Comparison of the Results of Operations for the three and six months ended June 30, 2019 and 2018

The following is a narrative discussion and analysis of significant changes in our results of operations for the three and six months ended June 30, 2019 compared to the three and six months ended June 30, 2018.

Net Income

During the three months ended June 30, 2019, our net income was $2.72 million, compared to $2.27 million for the three months ended June 30, 2018, an increase of $455 thousand, or 20.09%.

The primary reason for the increase in net income for the second quarter of 2019 as compared to the second quarter of 2018 was an increase in net interest income. During the three months ended June 30, 2019, net interest income was $9.5 million compared to $7.7 million for the three months ended June 30, 2018, an increase of $1.8 million, or 23.71%. This increase is a result of higher levels of loan volume and other earning assets from organic growth as well as from growth through the PSB merger. The increase in interest income was accompanied by a corresponding increase in interest expense that resulted from an increase in deposit rates and from deposit growth both organically and through the PSB merger. Total noninterest income for the second quarter of 2019 was $2.1 million compared to $1.8 million for the quarter ended June 30, 2018. This increase in noninterest income was primarily the result of the $355 thousand increase in service charges and fees which was mostly a result of additional income from the PSB merger. Total noninterest expense in the second quarter of 2019 increased $1.6 million, or 26.14%, from the second quarter of 2018. This increase was due primarily due to the PSB merger. The most significant increases were an increase of $762 thousand in salaries and employee benefits, an increase of $291 thousand in data processing, and a $197 thousand increase in amortization expense related to the core deposit intangible assets.

During the six months ended June 30, 2019, our net income was $5.4 million, compared to $4.5 million for the six months ended June 30, 2018, an increase of $845 thousand, or 18.68%.

The primary reason for the increase in net income for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 was an increase in net interest income and an increase in noninterest income. During this period in 2019, net interest income was $19.0 million compared to $15.2 million for the same period in 2018, an increase of $3.8 million, or 24.82%. This increase is a result of higher levels of loan volume and other earning assets from organic growth as well as growth through the PSB merger. The increase in interest income was accompanied by a corresponding increase in interest expense that resulted from an increase in deposit rates and from deposit growth both organically and through the PSB merger. Total noninterest income for the first six months of 2019 was $3.9 million compared to $3.2 million in the first six months of 2018. This increase was primarily the result of an increase of $681 thousand in revenue from service charges and fees which was mostly a result of additional income from the PSB merger. Total noninterest expense in the first six months of 2019 increased $3.3 million, or 28.48%, from the first six months of 2018. The most significant increases were an increase of $1.4 million in salaries and employee benefits, an increase of $561 thousand in data processing, and a $401 thousand increase in amortization expense related to the core deposit intangible assets.

Net Interest Income and Net Interest Margin Analysis

The largest component of our net income is net interest income – the difference between the income earned on interest earning assets and the interest paid on deposits and borrowed funds used to support assets. Net interest income divided by average interest earning assets represents RFC’s net interest margin. The major factors that affect net interest income and net interest margin are changes in volumes, the yield on interest earning assets and the cost of interest bearing liabilities. Our net interest margin can also be affected by economic conditions, the competitive environment, loan demand, and deposit flow. Management’s ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the primary source of earnings. This is discussed in greater detail under the heading “Interest Sensitivity and Market Risk”

Comparison of net interest income for the three months ended June 30, 2019 and 2018

The following table shows, for the three months ended June 30, 2019 and 2018, the average balances of each principal category of our earning assets and interest bearing liabilities and the average taxable equivalent yields on assets and average costs of liabilities. These yields and costs are calculated by dividing the income or expense by the average daily balance of the associated assets or liabilities (amounts in thousands).

	Three Months Ended June 30, 2019			Three Months Ended June 30, 2018
	Average Balance	Interest Income/ Expense	Average Yield/Rate	Average Balance	Interest Income/ Expense	Average Yield/Rate
Interest earning assets
Loans	$739,548	$9,920	5.38%	$595,747	$7,927	5.34%
Mortgage loans held for sale	4,005	37	3.74%	5,703	56	3.90%
Investment securities:
Taxable securities	169,692	1,052	2.48%	115,278	553	1.93%
Tax-exempt securities	54,083	547	4.06%	33,049	208	2.52%
Interest bearing balances in other banks	28,599	156	2.28%	9,075	44	1.94%
Federal funds sold	9,612	66	2.43%	—	—	0.00%

Total interest earning assets	$1,005,539	$11,778	4.70%	$758,852	$8,788	4.64%

Interest bearing liabilities
Interest bearing transaction accounts	$245,961	$292	0.48%	$192,061	$165	0.34%
Savings and money market accounts	279,269	722	1.04%	195,298	314	0.64%
Time deposits	164,126	666	1.63%	134,284	338	1.02%
Short-term debt	8,402	11	0.53%	9,220	12	0.48%
Federal Home Loan Bank advances	—	—	0.00%	21,099	106	2.01%
Note payable	25,641	392	6.19%	4,819	62	5.06%

Total interest bearing liabilities	$723,399	$2,083	1.15%	$556,781	$997	0.72%
Noninterest-bearing funding of earning assets	282,140	—	0.00%	202,071	—	0.00%

Total cost of funding earning assets	$1,005,539	$2,083	0.83%	$758,852	$997	0.53%
Net interest rate spread			3.54%			3.92%

Net interest income/margin (taxable equivalent)		$9,695	3.87%		$7,791	4.12%
Tax equivalent adjustment		(146)			(72)

Net interest income/margin		$9,549	3.81%		$7,719	4.08%

The following table reflects, for the three months ended June 30, 2019 and 2018, the changes in our net interest income due to variances in the volume of interest earning assets and interest bearing liabilities and variances in the associated rates earned or paid on these assets and liabilities (amounts in thousands).

	Three Months Ended June 30, 2019 vs. Three Months Ended June 30, 2018
	Volume	Variance due to Yield/Rate	Total
Interest earning assets
Loans	$1,919	$74	$1,993
Mortgage loans held for sale	(17)	(2)	(19)
Investment securities:
Taxable securities	266	233	499
Tax-exempt securities	132	207	339
Interest bearing balances in other banks	88	24	112
Federal funds sold	—	66	66

Total interest earning assets	$2,388	$602	$2,990

Interest bearing liabilities
Interest bearing transaction accounts	$46	$81	$127
Savings and money market accounts	134	274	408
Time deposits	76	252	328
Short-term debt	(2)	1	(1)
Federal Home Loan Bank advances	(106)	—	(106)
Note payable	258	72	330

Total interest bearing liabilities	$406	$680	$1,086

Net interest income
Net interest income (taxable equivalent)	$1,982	$(78)	$1,904
Taxable equivalent adjustment	(45)	(29)	(74)

Net interest income	$1,937	$(107)	$1,830

Total interest income for the three months ended June 30, 2019 was $11.6 million and total interest expense was $2.1 million, resulting in net interest income of $9.5 million for the period. For the same period of 2018, total interest income was $8.7 million and total interest expense was $997 thousand, resulting in net interest income of $7.7 million for the period. This represents a 23.71% increase in net interest income when comparing the same period from 2019 and 2018. When comparing the variances related to interest income for the three months ended June 30, 2019 and 2018, the increase was primarily attributed to increases in average volumes in loans and investment securities. The volume related increase in interest income for the three months ended June 30, 2019 was also accompanied by an increase in the yield on loans and investment securities. When comparing variances related to interest expense for the three months ended June 30, 2019 and 2018, the increase resulted primarily from an increase in the effective rates paid on deposit accounts as well as from the increased interest expense on the note payable related to the PSB merger.

Comparison of net interest income for the six months ended June 30, 2019 and 2018

The following table shows, for the six months ended June 30, 2019 and 2018, the average balances of each principal category of our earning assets and interest bearing liabilities and the average taxable equivalent yields on assets and average costs of liabilities. These yields and costs are calculated by dividing the income or expense by the average daily balance of the associated assets or liabilities.

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
	Average Balance	Interest Income/ Expense	Average Yield/Rate	Average Balance	Interest Income/ Expense	Average Yield/Rate
Interest earning assets
Loans	$729,382	$19,700	5.45%	$580,245	$15,247	5.30%
Mortgage loans held for sale	2,817	52	3.72%	4,561	81	3.58%
Investment securities:
Taxable securities	172,283	2,149	2.52%	120,651	1,178	1.97%
Tax-exempt securities	54,204	984	3.66%	36,677	465	2.56%
Interest bearing balances in other banks	27,659	307	2.24%	9,824	88	1.81%
Federal funds sold	5,727	76	2.68%	—	—	0.00%

Total interest earning assets	$992,072	$23,268	4.74%	$751,958	$17,059	4.59%

Interest bearing liabilities
Interest bearing transaction accounts	$246,754	$575	0.47%	$190,622	$278	0.29%
Savings and money market accounts	269,221	1,362	1.02%	191,320	473	0.50%
Time deposits	163,568	1,226	1.51%	134,936	648	0.97%
Securities sold under repurchase agreements	8,887	24	0.54%	11,418	22	0.39%
Federal Home Loan Bank advances	2,320	29	2.52%	18,785	167	1.79%
Note payable	26,035	791	6.13%	5,220	122	4.71%

Total interest bearing liabilities	$716,785	$4,007	1.13%	$552,301	$1,710	0.62%
Noninterest-bearing funding of earning assets	275,287	—	0.00%	199,657	—	0.00%

Total cost of funding earning assets	$992,072	$4,007	0.81%	$751,958	$1,710	0.46%
Net interest rate spread			3.61%			3.97%

Net interest income/margin (taxable equivalent)		$19,261	3.92%		$15,349	4.12%
Tax equivalent adjustment		(282)			(144)

Net interest income/margin		$18,979	3.86%		$15,205	4.08%

The following table reflects, for the six months ended June 30, 2019 and 2018, the changes in our net interest income due to variances in the volume of interest earning assets and interest bearing liabilities and variances in the associated rates earned or paid on these assets and liabilities.

	Six Months Ended June 30, 2019 vs. Six Months Ended June 30, 2018
	Volume	Variance due to Yield/Rate	Total
Interest earning assets
Loans	$3,910	$543	$4,453
Mortgage loans held for sale	(32)	3	(29)
Investment securities:
Taxable securities	510	461	971
Tax-exempt securities	221	298	519
Interest bearing balances in other banks	161	58	219
Federal funds sold	—	76	76

Total interest earning assets	$4,770	$1,439	$6,209

Interest bearing liabilities
Interest bearing transaction accounts	$81	$216	$297
Savings and money market accounts	193	696	889
Time deposits	138	440	578
Short-term debt	(5)	7	2
Federal Home Loan Bank advances	(146)	8	(138)
Note payable	486	183	669

Total interest bearing liabilities	$747	$1,550	$2,297

Net interest income
Net interest income (taxable equivalent)	$4,023	$(111)	$3,912
Taxable equivalent adjustment	(82)	(56)	(138)

Net interest income	$3,941	$(167)	$3,774

Total interest income for the six months ended June 30, 2019 was $23.0 million and total interest expense was $4.0 million, resulting in net interest income of $19.0 million for the period. For the same period of 2018, total interest income was $16.9 million and total interest expense was $1.7 million, resulting in net interest income of $15.2 million for the period. This represents a 24.82% increase in net interest income when comparing the same period from 2019 and 2018. When comparing the variances related to interest income for the six months ended June 30, 2019 and 2018, the increase was primarily attributed to increases in average volumes in loans and investment securities. The volume related increase in interest income for the period was also accompanied by an increase in the yield on loans and investment securities. When comparing variances related to interest expense for the six months ended June 30, 2019 and 2018, the increase resulted primarily from an increase in the effective rates paid on deposit accounts as well as from the increased interest expense on the note payable related to the PSB merger.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, is adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. As a result of evaluating the allowance for loan losses at June 30, 2019, management recorded a provision of $540 thousand in the second quarter of 2019 compared to a provision of $480 thousand in the second quarter of 2018. The increase in the provision was primarily related to the continued loan growth from June 30, 2018 to June 30, 2019.

The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and it is decreased by loan charge-offs and increased by recoveries on loans previously charged off. In determining the adequacy of the allowance for loan losses, we consider our historical loan loss experience, the general economic environment, our overall portfolio composition and other relevant information. As these factors change, the level of loan loss provision changes. When individual loans are evaluated for impairment and impairment is deemed necessary, a specific allowance is required for the impaired portion of the loan amount. Subsequent changes in the impairment amount will generally cause corresponding changes in the allowance related to the impaired loan and corresponding changes to the loan loss provision. As of June 30, 2019, the recorded allowance related to impaired loans was $378 thousand. As of June 30, 2018, the recorded allowance related to impaired loans was $894 thousand.

Noninterest Income

In addition to net interest income, we generate various types of noninterest income from our operations. Our banking operations generate revenue from service charges and fees mainly on deposit accounts. Our mortgage division generates revenue from originating and selling mortgage loans. Our investment brokerage division generates revenue through a revenue-sharing relationship with a registered broker-dealer. We also own life insurance policies on several key employees and record income on the increase in the cash surrender value of these policies.

The following table sets forth the principal components of noninterest income for the periods indicated (amounts in thousands).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Service charges and fees	$1,200	$845	$2,286	$1,605
Investment brokerage revenue	28	16	45	58
Mortgage operations	666	697	1,089	1,107
Bank owned life insurance income	141	143	280	283
Net gain (loss) on sale of investment securities	(3)	1	(3)	3
Other noninterest income	75	71	210	185

Total noninterest income	$2,107	$1,773	$3,907	$3,241

Noninterest income for the three months ended June 30, 2019 was $2.1 million compared to $1.8 million for the same period in 2018. The increase of $355 thousand in service charges and fees was primarily related to an increase in the number of deposit accounts and activity within the deposit accounts which was mostly a result of the PSB merger.

Noninterest income for the six months ended June 30, 2019 was $3.9 million compared to $3.2 million for the same period of 2018. The increase of $681 thousand in service charges and fees was primarily related to an increase in the number of deposit accounts and activity within the deposit accounts which was mostly a result of the PSB merger.

Noninterest Expense

Noninterest expenses consist primarily of salaries and employee benefits, building occupancy and equipment expenses, advertising and promotion expenses, data processing expenses, legal and professional services expense and miscellaneous other operating expenses.

The following table sets forth the principal components of noninterest expense for the periods indicated (amounts in thousands).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Salaries and employee benefits	$4,310	$3,548	$8,330	$6,917
Occupancy expenses	495	391	974	733
Equipment rentals, depreciation, and maintenance	260	213	536	471
Telephone and communications	91	72	169	121
Advertising and business development	121	227	329	347
Data processing	720	429	1,407	846
Foreclosed assets, net	57	67	123	90
Federal deposit insurance and other regulatory assessments	96	78	194	160
Legal and other professional services	252	173	429	283
Other operating expense	1,262	878	2,495	1,696

Total noninterest expense	$7,664	$6,076	$14,986	$11,664

Noninterest expense for the three months ended June 30, 2019 totaled $7.7 million compared with $6.1 million for the same period of 2018. The increase in almost all noninterest expense line items were associated with the PSB merger. The increase was primarily a result of increases in salaries and employee benefits expense. Salaries and employee benefits increased $762 thousand, or 21.48%, to $4.3 million in the second quarter of 2019 from $3.5 million in the second quarter of 2018. The number of full-time equivalent employees increased from approximately 149 at June 30, 2018 to approximately 192 at June 30, 2019 for an increase of approximately 28.86%. There was also a $291 thousand and $197 thousand increase in data processing and amortization expense related to the core deposit intangibles from the second quarter of 2018 to the second quarter of 2019. Equipment rentals, depreciation, and maintenance increased $47 thousand, or approximately 22.07%, in the second quarter of 2019 as compared to the second quarter of 2018 as a result of the additional branches acquired in the PSB merger. Occupancy expenses also increased $104 thousand which was also mostly as a result of the PSB merger.

Noninterest expense for the six months ended June 30, 2019 totaled $15.0 million compared with $11.7 million for the same period of 2018. The increase was primarily a result of increases in salaries and employee benefits expense. Salaries and employee benefits increased $1.4 million, or 20.43%, to $8.3 million in the first six months of 2019 from $6.9 million in the first six months of 2018. Approximately $1.2 million of the increase in salaries and employee benefits expense was in regular salaries and wages with over $600 thousand of the $1.2 million increase due to the additional employees from the PSB merger. There was also a $561 thousand and $401 thousand increase in data processing and amortization expense related to the core deposit intangibles, respectively.

Provision for Income Taxes

We recognized income tax expense of $732 thousand for the three months ended June 30, 2019, compared to $671 thousand for the three months ended June 30, 2018. The effective tax rate for the three months ended June 30, 2019 was 21.2% compared to 22.9% for the same period in 2018. The effective tax rate is affected by levels of items of income that are not subject to federal and/or state taxation and by levels of items of expense that are not deductible for federal and/or state income tax purposes.

We recognized income tax expense of $1.5 million for the six months ended June 30, 2019, compared to $1.3 million for the six months ended June 30, 2018. The increase of $153 thousand, or 11.79%, resulted from the increase in net income before taxes of $998 thousand in the first six months of 2019 as compared to the first six months of 2018. The effective tax rate for the six months ended June 30, 2019 was 21.3% compared to 22.3% for the same period in 2018. The effective tax rate is affected by levels of items of income that are not subject to federal and/or state taxation and by levels of items of expense that are not deductible for federal and/or state income tax purposes.

Comparison of Financial Condition at June 30, 2019 and December 31, 2018

Overview

Our total assets increased $46.8 million, or 4.37%, from December 31, 2018 to June 30, 2019. Loans, net of deferred fees and discounts, increased $37.7 million, or 5.30%, from December 31, 2018 to June 30, 2019. Securities available-for-sale decreased by $8.1 million, or 3.56%, from December 31, 2018 to June 30, 2019. Cash and cash equivalents increased $11.0 million, or 23.15% from December 31, 2018 to June 30, 2019 as funds were obtained from the sale of investment securities to fund loan growth. Total deposits increased $58.7 million, or 6.53%, from December 31, 2018 to June 30, 2019. Federal Home Loan Bank advances decreased $20 million or 100.00% million from December 31, 2018 to June 30, 2019. Total stockholders’ equity increased $7.9 million, or 7.21% from December 31, 2018 to June 30, 2019 primarily due to decrease in the net unrealized loss on securities available-for-sale along with strong earnings for the quarter.

Investment Securities

We use our securities portfolio primarily to enhance our overall yield on interest-earning assets, as a source of liquidity, as a tool to manage our balance sheet sensitivity and regulatory capital ratios, and as a base from which to pledge assets for public deposits. When our liquidity position exceeds current needs and our expected loan demand, other investments are considered as a secondary earnings alternative. As investments mature or pay down, they are used to meet current cash needs, or they are reinvested to maintain our desired liquidity position. We have historically designated all our securities as available-for-sale to provide flexibility in case an immediate need for liquidity arises, and we believe that the composition of the portfolio offers needed flexibility in managing our liquidity position and interest rate sensitivity without adversely impacting our regulatory capital levels. Securities available-for-sale are reported at fair value, with unrealized gains or losses reported as a separate component of other comprehensive income, net of deferred taxes. Purchase premiums and discounts are recognized in income using the interest method over the terms of the securities.

During the six months ended June 30, 2019, we purchased investment securities totaling $31.4 million and sold investment securities with proceeds received of $21.8 million including net realized losses of $3 thousand.

The following tables summarize the amortized cost, gross unrealized gains, gross unrealized losses, and fair value of securities available-for-sale at June 30, 2019 and December 31, 2018 (amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2019:
Securities available-for-sale:
Residential mortgage-backed	$110,379	$504	$(1,245)	$109,638
U.S. govt. sponsored enterprises	50,282	1,170	(45)	51,407
State, county, and municipal	55,824	1,519	(30)	57,313
Corporate debt obligations	2,155	11	(38)	2,128

Totals	$218,640	$3,204	$(1,358)	$220,486

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018:
Securities available-for-sale:
Residential mortgage-backed	$108,915	$45	$(4,027)	$104,933
U.S. govt. sponsored enterprises	63,833	367	(278)	63,922
State, county, and municipal	57,417	219	(476)	57,160
Corporate debt obligations	2,670	7	(62)	2,615

Totals	$232,835	$638	$(4,843)	$228,630

Loans

Loans are the largest category of interest earning assets and typically provide higher yields than other types of interest earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Total loans averaged $739.5 million during the three months ended June 30, 2019, or 73.5% of average interest earning assets, as compared to $595.7 million, or 78.5% of average interest earning assets, for the three months ended June 30, 2018. At June 30, 2019, total loans, net of deferred loan fees and discounts, were $748.9 million, compared to $711.3 million at December 31, 2018, an increase of $37.6 million, or 5.29%

The organic, or non-acquired, growth in average outstanding loans is primarily attributable to River Bank’s ability to attract new customers from other financial institutions. We have hired experienced bankers in the markets we serve and these employees were successful in transitioning many of their former clients as well as bringing new clients to River Bank. Our bankers are expected to maintain calling efforts to develop relationships with clients and our philosophy is to be responsive to customer needs by providing service and decisions in a timely manner. Additionally, the markets we serve have shown some signs of economic recovery over the last few years which has increased demand for the services we provide.

The following table provides a summary of the loan portfolio as of June 30, 2019, and December 31, 2018.

	June 30, 2019		December 31, 2018
	Amount	% of Total	Amount	% of Total
Residential real estate:
Closed-end 1-4 family—first lien	$172,862	23.3%	$162,249	23.0%
Closed-end 1-4 family—junior lien	6,576	0.9%	5,739	0.8%
Multi-family	16,729	2.3%	16,938	2.4%

Total residential real estate	196,167	26.5%	184,926	26.2%

Commercial real estate:
Nonfarm nonresidential	228,572	30.8%	209,391	29.7%
Farmland	8,994	1.2%	10,417	1.5%

Total commercial real estate	237,566	32.0%	219,808	31.2%

Construction and land development:
Residential	46,629	6.3%	39,680	5.6%
Other	62,973	8.5%	62,430	8.9%

Total construction and land development	109,602	14.8%	102,110	14.5%

Home equity lines of credit	41,905	5.6%	39,040	5.5%
Commercial loans:
Other commercial loans	105,012	14.2%	112,927	16.0%
Agricultural	1,767	0.2%	1,743	0.2%
State, county, and municipal loans	21,553	2.9%	19,756	2.9%

Total commercial loans	128,332	17.3%	134,426	19.1%

Consumer loans	37,743	5.1%	33,867	4.8%

Total gross loans	751,315	101.3%	714,177	101.3%
Allowance for loan losses	(7,104)	-1.0%	(6,577)	-0.9%
Net deferred loan fees and discounts	(2,389)	-0.3%	(2,915)	-0.4%

Net loans	$741,822	100.0%	$704,685	100.0%

In this context, a “real estate loan” is defined as any loan, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in our market areas, and for River Bank, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. In general, we prefer real estate collateral to many other potential collateral sources, such as accounts receivable, inventory and equipment.

Real estate loans are the largest component of our loan portfolio and include residential real estate loans, commercial real estate loans, and construction and land development loans. At June 30, 2019, this category totaled $543.3 million, or 72.32% of total gross loans, compared to $506.8 million, or 70.97%, at December 31, 2018. Real estate loans increased $36.5 million, or 7.20%, during the period December 31, 2018 to June 30, 2019. Commercial loans decreased $6.1 million, or 4.53% during the same period. Our management team and lending officers have a great deal of experience and expertise in real estate lending and commercial lending.

The Federal regulatory agencies issued two “guidance” documents that have a significant impact on real estate related lending and, thus, on the operations of River Bank. One part of the guidance could require lenders to restrict lending secured primarily by certain categories of commercial real estate to a level of 300% of their capital or raise additional capital. This factor, combined with the current economic environment, could affect

River Bank’s lending strategy away from, or to limit its expansion of, commercial real estate lending which has been a material part of River Financial’s lending strategy. This could also have a negative impact on our lending and profitability. Management actively monitors the composition of River Bank’s loan portfolio, focusing on concentrations of credit, and the results of that monitoring activity are periodically reported to the Board of Directors.

The other guidance relates to the structuring of certain types of mortgages that allows negative amortization of consumer mortgage loans. Although River Bank does not engage at present in lending using these types of instruments, the guidance could have the effect of making River Bank less competitive in consumer mortgage lending if the local market is driving the demand for such an offering.

Allowance for Loan Losses, Provision for Loan Losses and Asset Quality

Allowance for loan losses and provision for loan losses

The allowance for loan losses represents management’s estimate of probable inherent credit losses in the loan portfolio. Management determines the allowance based on an ongoing evaluation of risk as it correlates to potential losses within the portfolio. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

Management utilizes a review process for the loan portfolio to identify loans that are deemed to be impaired. A loan is considered impaired when it is probable that River Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement or when the loan is deemed to be a troubled debt restructuring. For loans and loan relationships deemed to be impaired that are $100 thousand, or greater, management determines the estimated value of the underlying collateral, less estimated costs to acquire and sell the collateral, or the estimated net present value of the cash flows expected to be received on the loan or loan relationship. These amounts are compared to the current investment in the loan and a specific allowance for the deficiency, if any, is specifically included in the analysis of the allowance for loan losses. For loans and loan relationships less than $100 thousand that are deemed to be impaired, management applies a general loss factor of 15% and includes that amount in the analysis of the allowance for loan losses rather than specifically measuring the impairment for each loan or loan relationship.

All other loans are deemed to be unimpaired and are grouped into various homogeneous risk pools primarily utilizing regulatory reporting classification codes. River Bank’s historical loss factors are calculated for each of the risk pools based on the percentage of net losses experienced as a percentage of the average loans outstanding. The time periods utilized in these historical loss factor calculations are subjective and vary according to management’s estimate of the impact of current economic cycles. As every loan has a risk of loss, minimum loss factors are estimated based on long term trends for River Bank, the banking industry, and the economy. The greater of the calculated historical loss factors or the minimum loss factors are applied to the unimpaired loan amounts currently outstanding for the risk pool and included in the analysis of the allowance for loan losses. In addition, certain qualitative adjustments may be included by management as additional loss factors. These adjustments may include, among other things, changes in loan policy, loan administration, loan, geographic, or industry concentrations, loan growth rates, and experience levels of our lending officers. The loss allocations for specifically impaired loans, smaller impaired loans not specifically measured for impairment, and unimpaired loans are totaled to determine the total required allowance for loan losses. This total is compared to the current allowance on the Bank’s books and adjustments made accordingly by a charge or credit to the provision for loan losses.

Management believes the data it uses in determining the allowance for loan losses is sufficient to estimate potential losses in the loan portfolio; however, actual results could differ from management’s estimate.

The following table presents a summary of changes in the allowance for loan losses for the periods indicated (amounts in thousands).

	As of and for the Three Months Ended:		As of and for the Six Months Ended:
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Allowance for loan losses at beginning of period	$7,128	$5,387	$6,577	$4,881
Charge-offs:
Mortgage loans on real estate:
Residential real estate	585	—	587	—
Commercial real estate	—	—	—	—
Construction and land development	—	—	—	—

Total mortgage loans on real estate	585	—	587	—
Home equity lines of credit	—	20	—	20
Commercial	46	35	121	75
Consumer	60	—	101	30

Total	691	55	809	125
Recoveries:
Mortgage loans on real estate:
Residential real estate	6	13	7	13
Commercial real estate	7	2	99	5
Construction and land development	5	4	8	26

Total mortgage loans on real estate	18	19	114	44
Home equity lines of credit	50	10	50	12
Commercial	40	20	68	86
Consumer	19	9	24	12

Total	127	58	256	154

Net charge-offs (recoveries)	564	(3)	553	(29)
Provision for loan losses	540	480	1,080	960

Allowance for loan losses at end of period	$7,104	$5,870	$7,104	$5,870

Total loans outstanding, net of deferred loan fees	748,926	615,395	748,926	615,395
Average loans outstanding, net of deferred loan fees	739,548	595,747	729,382	580,245
Allowance for loan losses to period end loans	0.95%	0.95%	0.95%	0.95%
Net charge-offs (recoveries) to average loans (annualized)	0.31%	0.00%	0.15%	-0.01%

Allocation of the Allowance for Loan Losses

While no portion of the allowance for loans losses is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table represents management’s allocation of the allowance for loan losses to specific loan categories as of the dates indicated (amounts in thousands).

	June 30, 2019		December 31, 2018
	Amount	Percent of Total	Amount	Percent of Total
Mortgage loans on real estate:
Residential real estate	$1,196	16.8%	$1,579	24.0%
Commercial real estate	2,517	35.5%	1,961	29.8%
Construction and land development	1,056	14.9%	942	14.3%

Total mortgage loans on real estate	4,769	67.2%	4,482	68.1%
Home equity lines of credit	421	5.9%	394	6.0%
Commercial	1,566	22.0%	1,375	20.9%
Consumer	348	4.9%	326	5.0%

Total	$7,104	100.0%	$6,577	100.0%

Nonperforming Assets

The following table presents our nonperforming assets as of the dates indicated (amounts in thousands):

	June 30,		December 31,
	2019	2018	2018
Nonaccrual loans	$3,113	$2,500	$2,740
Accruing loans past due 90 days or more	30	134	19

Total nonperforming loans	3,143	2,634	2,759
Foreclosed assets	277	1,014	496

Total nonperforming assets	$3,420	$3,648	$3,255

Allowance for loan losses to period end loans	0.95%	0.95%	0.92%
Allowance for loan losses to period end nonperforming loans	226.03%	222.85%	238.38%
Net charge-offs (recoveries) to average loans (annualized)	0.15%	-0.01%	0.04%
Nonperforming assets to period end loans and foreclosed property	0.46%	0.59%	0.46%
Nonperforming loans to period end loans	0.42%	0.43%	0.39%
Nonperforming assets to total assets	0.31%	0.43%	0.30%
Period end loans	748,926	615,395	711,262
Period end total assets	1,117,256	855,885	1,070,464
Allowance for loan losses	7,104	5,870	6,577
Average loans for the period	729,382	595,747	619,238
Net charge-offs for the period	553	(29)	264
Period end loans plus foreclosed property	749,203	616,409	711,758

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all accrued interest on the loan is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Payments received while the loan is on nonaccrual status are applied to the loan’s outstanding principal balance. When a problem loan is fully resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan which would necessitate additional charges to the allowance for loan losses.

Deposits

Deposits, which include noninterest bearing demand deposits, interest bearing demand deposits, money market accounts, savings accounts, and time deposits, are the principal source of funds for River Bank. We offer a variety of products designed to attract and retain customers, with primary focus on building and expanding client relationships. Management continues to focus on establishing a comprehensive relationship with consumer and business borrowers, seeking deposits as well as lending relationships.

The following table details the composition of our deposit portfolio as of June 30, 2019, and December 31, 2018.

	June 30, 2019		December 31, 2018
	Amount	Percent of Total	Amount	Percent of Total
Demand deposits, non-interest bearing	$258,697	27.0%	$241,274	26.8%
Demand deposits, interest bearing	247,095	25.8%	239,463	26.6%
Money market accounts	224,015	23.4%	200,143	22.3%
Savings deposits	58,241	6.1%	55,733	6.2%
Time certificates of $250 thousand or more	51,519	5.4%	47,251	5.3%
Other time certificates	117,803	12.3%	114,843	12.8%

Totals	$957,370	100.0%	$898,707	100.0%

Total deposits were $957 million at June 30, 2019, an increase of $58.7 million from December 31, 2018 with the increase resulting mainly in the balances of money market accounts and demand deposit accounts. Some of our demand deposit accounts are seasonal and typically have larger balances at year-end than at the end of other calendar quarters. The seasonality of these demand deposits is related to property tax collections and to agricultural production.

The following table presents River Bank’s time certificates of deposits by various maturities as of June 30, 2019 (amounts in thousands).

	All Time Deposits	Time Deposits $100 or more	Time Deposits less than $100
Three months or less	$32,800	$19,868	$12,932
Greater than three months through six months	24,519	14,356	10,163
Greater than six months through one year	61,847	37,641	24,206
Greater than one year through three years	41,677	30,271	11,406
Greater than three years	8,479	5,516	2,963

Total	$169,322	$107,652	$61,670

Other Funding Sources

We supplement our deposit funding with wholesale funding when needed for balance sheet planning and management or when the terms are attractive and will not disrupt our offering rates in our markets. A source we have used for wholesale funding is the Federal Home Loan Bank of Atlanta (FHLB). The line of credit with the

FHLB is secured by pledges of various loans in our loan portfolio. At June 30, 2019, the FHLB line of credit available was $162.7 million and at December 31, 2018 it was $116.8 million. As of June 30, 2019 we have no Federal Home Loan Bank advances outstanding compared to $20 million at December 31, 2018. We also have lines of credit for federal funds borrowings with other banks that totaled $38.5 million at June 30, 2019 and December 31, 2018. Furthermore, we have pledged certain loans to the Federal Reserve Bank (FRB) to secure a line of credit. At June 30, 2019, the FRB line of credit available was $119.1 million and at December 31, 2018, the FRB line of credit available was $116.5 million. We have never drawn on the FRB line of credit and consider it a contingency line of credit to be used only for emergency liquidity management.

The Company borrowed $7.5 million on January 4, 2016 and used the proceeds to fund the cash payments made to Keystone shareholders according to the merger agreement. The loan was scheduled to mature on December 31, 2022, but was paid in full during 2018. The interest rate was floating and was equal to the Wall Street Journal Prime Rate. Quarterly principal payments of $268 thousand plus accrued interest were due on March 31, June 30, September 30, and December 31 of each year.

On October 31, 2018, River Financial entered into a loan agreement with CenterState Bank for $27 million. The loan proceeds were drawn and received by River Financial on October 31, 2018. The loan proceeds were used to fund the payment of the cash consideration to the PSB shareholders of $24.5 million in accordance with the merger agreement and for general corporate purposes. The loan carries a fixed interest rate of 6%. The loan is secured by all of the common stock of River Bank. The balance at December 31, 2018 was $27 million. Principal and interest payments are due quarterly and began in January 2019. The final principal payment will be paid at October 30, 2025. The terms of the loan agreement require River Bank to maintain a classified assets to tier 1 capital plus ALLL ratio not to exceed 40%, a tier 1 leverage ratio of at least 8%, a total risk-based ratio of at least 12%, and a fixed charge coverage ratio of at least 1:3:1 times. The loan agreement also requires the Bank to maintain at least $2 million in liquid assets at all times during the term of the loan.

Principal payments on the CenterState Bank Loan are due as follows:

June 30, 2019 – June 30, 2020	$3,300
July 1, 2020 – June 30, 2021	3,503
July 1, 2021 – June 30, 2022	3,718
July 1, 2022 – June 30, 2023	3,946
July 1, 2023 – June 30, 2024	4,188
Afterward	6,733

Total	$25,388

Liquidity

Market and public confidence in our financial strength and financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations cost-effectively and to meet current and future potential obligations such as loan commitments and unexpected deposit outflows. In this process, we focus on assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet our needs.

Funds are available from a number of basic banking activity sources, including the core deposit base, the repayment and maturity of loans, and investment cash flows. Other funding sources include federal funds borrowings, brokered certificates of deposit and borrowings from the FHLB and FRB.

Cash and cash equivalents at June 30, 2019 and December 31, 2018, were $58.5 million and $47.5 million, respectively. Based on recorded cash and cash equivalents, management believes River Financial’s liquidity resources were sufficient at June 30, 2019 to fund loans and meet other cash needs as necessary.

Off-Balance Sheet Arrangements

River Financial is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized by the balance sheet. The contract amounts of those instruments reflect the extent of involvement River Financial has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. River Financial uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, River Financial requires collateral or other security to support financial instruments with credit risk.

Financial instruments whose contract amount represents credit risk at June 30, 2019 and December 31, 2018 were as follows (amounts in thousands):

	June 30, 2019	December 31, 2018
Commitments to extend credit	$160,850	$146,462
Stand-by and performance letters of credit	4,917	5,412

Total	$165,767	$151,874

Contractual Obligations

While our liquidity monitoring and management considers both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations as of June 30, 2019 (amounts in thousands).

	Due in 1 year or less	Due after 1 through 3 years	Due after 3 through 5 years	Due after 5 years	Total
Deposits without a stated maturity	$788,048	$—	$—	$—	$788,048
Certificates of deposit of less than $100	47,301	11,406	2,963	—	61,670
Certificates of deposit of $100 or more	71,865	30,271	5,516	—	107,652
Securities sold under agreements to repurchase	7,149	—	—	—	7,149
Note payable	3,300	7,221	8,134	6,733	25,388
Operating leases	602	1,105	1,096	844	3,647

Total contractual obligations	$918,265	$50,003	$17,709	$7,577	$993,554

Capital Position and Dividends

At June 30, 2019 and December 31, 2018, total stockholders’ equity was $118.1 million and $110.1 million, respectively. The increase of $7.9 million resulted mainly from the net change in retained earnings and other comprehensive income for the six months ended June 30, 2019. Retained earnings for the first six months of 2019 increased $3.4 million and other comprehensive income increased $4.5 million. The ratio of stockholders’ equity to total assets was 10.57% and 10.29% at June 30, 2019 and December 31, 2018, respectively.

River Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Certain items such as goodwill and other intangible assets are deducted from total capital in arriving at the various regulatory capital measures such as Common Equity Tier 1capital, Tier 1 capital, and total risk based capital. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on River Financial’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the River Bank must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory regulations and guidelines. River Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by regulation to ensure capital adequacy effective January 1, 2015, require River Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk based capital, Common Equity Tier 1 capital, and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

Management believes, as of June 30, 2019, that River Bank meets all capital adequacy requirements to which it is subject. The following table presents River Bank’s capital amounts and ratios as of June 30, 2019 with the required minimum levels for capital adequacy purposes including the phase in of the capital conservation buffer under Basel III and minimum levels to be well capitalized (as defined) under the regulatory prompt corrective action regulations.

As of June 30, 2019:

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$118,438	14.227%	$87,413	>= 10.500%	$83,251	>= 10.00%
Common Equity Tier 1 Capital (To Risk-Weighted Assets)	111,334	13.373%	58,276	>= 7.000%	54,113	>= 6.50%
Tier 1 Capital (To Risk-Weighted Assets)	111,334	13.373%	70,763	>= 8.500%	66,601	>= 8.00%
Tier 1 Capital (To Average Assets)	111,334	10.340%	43,069	>= 4.000%	53,837	>= 5.00%

Management believes, as of December 31, 2018, that River Bank met all capital adequacy requirements to which it was subject at the time. The following table presents River Bank’s capital amounts and ratios as of December 31, 2018 with the required minimum levels for capital adequacy purposes and minimum levels to be well capitalized (as defined) under the prompt corrective action regulations.

As of December 31, 2018:

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$115,721	14.253%	$80,174	>= 9.875%	$81,189	>= 10.00%
Common Equity Tier 1 Capital (To Risk-Weighted Assets)	109,144	13.443%	51,758	>= 6.375%	52,773	>= 6.50%
Tier 1 Capital (To Risk-Weighted Assets)	109,144	13.443%	63,936	>= 7.875%	64,951	>= 8.00%
Tier 1 Capital (To Average Assets)	109,144	14.006%	31,172	>= 4.000%	38,965	>= 5.00%

River Financial’s principal source of funds for dividend payments and debt service is dividends received from River Bank. There are statutory limitations on the payment of dividends by River Bank to River Financial. As of June 30, 2019, the maximum amount the Bank could dividend to River Financial without prior regulatory authority approval was approximately $13.3 million. In addition to dividend restrictions, federal statutes prohibit unsecured loans from banks to bank holding companies.

During the six months ending June 30, 2019 there were 63,500 incentive stock options issued with a weighted average exercise price of $27.00 per share. During the same period, there were 20,300 incentive stock options exercised at a weighted average exercise price of $13.07 per share. A total of 368,625 incentive stock options were outstanding as of June 30, 2019 with a weighted average exercise price of $20.06 per share and a weighted average remaining life of 6.94 years.

Interest Sensitivity and Market Risk

Management monitors and manages the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by the Bank is simulation analysis.

In simulation analysis, we review each asset and liability category and its projected behavior in various different interest rate environments. These projected behaviors are based on management’s past experience and on current competitive environments, including the various environments in the different markets in which we compete. Using projected behavior and differing rate scenarios as inputs, the simulation analysis generates projections of net interest income. We also periodically verify the validity of this approach by comparing actual results with those that were projected in previous models.

Another technique used in interest rate management, but to a lesser degree than simulation analysis, is the measurement of the interest sensitivity “gap”, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability.

We evaluate interest rate sensitivity risk and then formulate guidelines regarding asset generation and repricing, and sources and prices of off-balance sheet commitments in order to maintain interest sensitivity risk at levels deemed prudent by management. We use computer simulations to measure the net income effect of various rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates our interest rate sensitivity at June 30, 2019, assuming the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities (amounts in thousands).

	0-1 Mos	1-3 Mos	3-12 Mos	1-2 Yrs	2-3 Yrs	>3 Yrs	Total
Interest earning assets
Loans	$145,809	$44,618	$157,407	$137,125	$89,144	$174,823	$748,926
Securities	8,764	16,926	32,388	27,181	29,022	106,205	220,486
Certificates of deposit in banks	591	1,467	745	981	484	1,415	5,683
Cash balances in banks	23,493	—	—	—	—	—	23,493
Federal funds sold	18,020	—	—	—	—	—	18,020

Total interest earning assets	$196,677	$63,011	$190,540	$165,287	$118,650	$282,443	$1,016,608

Interest bearing liabilities
Interest bearing transaction accounts	$101,346	$4,942	$22,206	$29,655	$29,655	$59,291	$247,095
Savings and money market accounts	160,386	4,962	22,332	29,775	29,775	35,026	282,256
Time deposits	11,267	22,523	83,482	28,672	12,857	10,521	169,322
Securities sold under agreements to repurchase	7,149	—	—	—	—	—	7,149
Note payable	807	—	2,493	3,503	3,718	14,867	25,388

Total interest bearing liabilities	$280,955	$32,427	$130,513	$91,605	$76,005	$119,705	$731,210

Interest sensitive gap
Period gap	$(84,278)	$30,584	$60,027	$73,682	$42,645	$162,738	$285,398
Cumulative gap	$(84,278)	$(53,694)	$6,333	$80,015	$122,660	$285,398
Cumulative gap—Rate Sensitive Assets/ Rate Sensitive Liabilities	-8.3%	-5.3%	0.6%	7.9%	12.1%	28.1%

River Bank generally benefits from increasing market interest rates when it has an asset-sensitive gap (a positive number) and generally benefits from decreasing market interest rates when it is liability sensitive (a negative number). As shown in the table above, River Bank is liability sensitive on a cumulative basis throughout the one year time frame. The interest sensitivity analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those are viewed by management as significantly less interest sensitive than market-based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulations analysis (as noted above) in managing interest rate risk. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in volume and mix of interest earning assets and interest bearing liabilities.

River Bank’s earnings are dependent, to a large degree, on its net interest income, which is the difference between interest income earned on all interest earning assets, primarily loans and securities, and interest paid on all interest bearing liabilities, primarily deposits. Market risk is the risk of loss from adverse changes in market prices and interest rates. Our market risk arises primarily from inherent interest rate risk in our lending, investing and deposit gathering activities. We seek to reduce our exposure to market risk through actively monitoring and managing interest rate risk. Management relies on simulations analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 400 basis points below the current prevailing rates to 400 basis points above current prevailing interest rates. Management makes certain assumptions as to the effect varying levels of interest rates have on certain interest earning assets and interest bearing liabilities, which assumptions consider both historical experience and consensus estimates of outside sources.

The following table illustrates the results of our simulation analysis to determine the extent to which market risk would affect net interest income for the next twelve months if prevailing interest rates increased or decreased by the specified amounts from current rates. As noted above, this model uses estimates and assumptions in asset and liability account rate reactions to changes in prevailing interest rates. However, to isolate the market risk inherent in the balance sheet, the model assumes that no growth in the balance sheet occurs during the projection period. This model also assumes an immediate and parallel shift in interest rates, which would result in no change in the shape or slope of the interest rate yield curve. Because of the inherent use of the estimates and assumptions in the simulation model to derive this market risk information, the actual results of the future impact of market risk on our net interest income may differ from that found in the table. Given the current level of prevailing interest rates, management believes prevailing market rates falling 300 basis points and 400 basis points are not reasonable assumptions. All other simulated prevailing interest rates changes modeled indicate a level of sensitivity of River Bank’s net interest income to those changes that is acceptable to management and within established bank policy limits as of both dates shown.

	Impact on net interest income
	As of June 30, 2019	As of December 31, 2018
Change in prevailing rates:
+ 400 basis points	(1.85)%	(4.94)%
+ 300 basis points	(1.08)%	(3.49)%
+ 200 basis points	(0.29)%	(2.10)%
+ 100 basis points	(0.11)%	(0.85)%
+ 0 basis points	—	—
- 100 basis points	(2.09)%	(0.08)%
- 200 basis points	(6.78)%	(4.43)%
- 300 basis points	(7.27)%	(7.25)%
- 400 basis points	(7.77)%	(8.38)%

INFORMATION ABOUT TRINITY

General

Trinity is a bank holding company headquartered in Dothan, Alabama. It is an Alabama corporation organized in 2017 by Trinity Bank, an Alabama-chartered commercial bank organized in 2006, for the purpose of becoming a bank holding company through ownership of 100% of Trinity Bank’s common stock. Trinity’s primary activity is owning and controlling Trinity Bank.

Trinity Bank offers general retail and commercial banking including checking, savings and time deposits of various types, the making of secured and unsecured loans and other banking services to individuals, businesses, institutions, and governmental entities.

Trinity’s main office is located at 1479 West Main Street, Dothan, Alabama 36301. Dothan is a town of approximately 68,247 located in northwest Houston County, in southeast Alabama. Trinity Bank also has branches located at 3850 West Main Street, Dothan, Alabama and 306 South Main Street in Enterprise, Alabama.

As of March 31, 2019, Trinity Bank had total deposits of approximately $141.8 million of which approximately $30.9 million (21.79%) were non-interest bearing and $110.9 million (78.21%) were interest bearing. On that same date, Trinity Bank had total outstanding loans of approximately $121.2 million, of which $2.7 million were loans to individuals for household, family and personal expenditures; $20.5 million were commercial and industrial loans and $97.1 million were real estate loans. Approximately $1.9, or 1.47% of the total loans were made to finance agricultural production.

On March 31, 2019, Trinity Bank had 29 full-time employees.

The banking business is highly competitive. Trinity Bank’s service area consists primarily of Houston and Coffee Counties, Alabama. According to FDIC Deposit Market Share Data published on June 30, 2018, eight commercial banks operate 12 branches in Coffee County, Alabama. Of these institutions, Trinity Bank ranked 6th, with 9.74% deposit market share. Fifteen commercial banks operate 36 branches in Houston County, Alabama. Of these institutions, Trinity Bank ranked 11th, with 2.78% deposit market share.

Immediately following the merger of Trinity with River Financial, Trinity Bank will merge with and into River Bank & Trust.

Directors and Executive Officers

The directors and executive officers of Trinity are as follows:

Name	Age	Position	Trinity Bank Director Since
E. Carey Slay. Jr.	71	Chairman	2006
Joe Paul Stewart	72	Vice Chairman	2006
J. Robbin Thompson	44	President, CEO and Director	2016
Brian R. McLeod	50	Secretary	2006
Dr. William D. McLaughlin	63	Director	2006
Dr. Henry H. Barnard, II	62	Director	2006
B. Brent Beasley	53	Director	2006
Terry D. Duffie	68	Director	2006
John L. Mitchell, Sr.	68	Director	2012
James E. Etheredge	65	Director	2013

Each of the directors listed above have been Trinity directors since its incorporation in 2017.

Set forth below is a summary of the recent business experience of each of the nominees:

•

Dr. Henry H. Barnard, II, practices orthopedic surgery with Musculoskeletal Associates, in Albany, Georgia. He has practiced medicine for over 28 years. Dr. Barnard is also Past President of the Houston County Medical Society, the Past Chief of Staff for Flowers Hospital, and the Past Chief of Surgery for Flowers Hospital and Southeast Alabama Medical Center.

•

Brent Beasley serves as the National Account Director for Great Dane Limited Partnership, or Great Dane, an Illinois-based company and one of the largest manufacturers of semi-truck trailers in North America. Prior to his employment with Great Dane, Mr. Beasley was employed by Fruehauf Trailer Corporation in Charlotte, North Carolina, and Dorsey Trailers in Elba, Alabama. Mr. Beasley has more than 34 years of experience in this field.

•

Terry D. Duffie has participated in the Dothan-area television and radio industry for over 38 years. Mr. Duffie currently serves as President of the Great Gulf South Interconnect, d/b/a Scenic Cable Network & Productions. Mr. Duffie also served as Executive Vice President and General Manager of WKMX-FM Radio until September of 2004. Terry was also appointed Member of Finance Committee for the International Blues Foundation in 2016 and in 2017, he was elected a board member for the Foundation.

•

James Etheredge is retired from the telecommunications industry with over 34 years of service. At the time of his retirement he was the System Manager for Knology of the Wiregrass. He became part of the Knology family in January 2008 when the communications company he had been employed with for over 29 years and was acquired by Knology. James also served on several committees for both state and national communications associations. Prior to his telecommunication tenure he worked six years in the banking industry. James also serves on numerous boards and is active in his local church.

•

Dr. William D. McLaughlin is a gastroenterologist with Digestive Health Specialists in Dothan/Enterprise/Ozark. He has been in Dothan since 1987 and has four children. He also serves on the Board of the Dothan Rescue Mission & Wiregrass Rehab Center.

•

Brian R. McLeod serves as Secretary of the Board of Directors of Trinity Bank. He has served since 2002 as Chief Financial Officer and Treasurer of The National Security Group, Inc., a publicly traded insurance holding company based in Elba, Alabama. Prior to assuming this position, Mr. McLeod served as the Controller for National Security for eight years. Mr. McLeod is a Certified Public Accountant.

•

John Mitchell, owner of Mitchell Nissan INC, Mitchell-Mazda, Lincoln, Mitchell Hyundai, of Enterprise and co-owner of Toyota of Dothan, currently resides in Enterprise with his wife, Beverly. They have three children and seven grandchildren. Mr. Mitchell has been in the car business since 1969 and is a very active member of various organizations throughout the Wiregrass area.

•

E. Carey Slay, Jr, Mr. Slay serves as Chairman of the Board of Directors of Trinity Bank. Mr. Slay also serves as the Controller and Chief Financial Officer of Mike Schmitz Automotive Group, Inc., and Toyota of Dothan. In 2010 Mr. Slay became an owner in Schmitz & Mitchell, Inc. d/b/a Toyota of Dothan. Prior to assuming this position, Mr. Slay was employed for three years as the Chief Financial Officer of Courtesy Pontiac Cadillac and for eight years as the Comptroller of Dothan Chrysler Plymouth Dodge. Mr. Slay also has served over 11 years in various banking positions.

•

Joe Paul Stewart serves as Vice Chairman of the Board of Directors of Trinity Bank. Mr. Stewart is a retired bank executive with over 46 years of banking experience in the Wiregrass area. In 2003, Mr. Stewart completed a three-year term as the City President of Regions Bank in Enterprise, Alabama. Prior to that, Mr. Stewart served for five years as the Executive Vice President of Community Bank & Trust in Enterprise, and for 20 years as the President and Chief Executive Officer for both Coffee County Bank and Pike County Bank.

•	J. Robbin Thompson City President, Enterprise, joined Trinity Bank in 2010 and has 23 years of banking experience, all in the Wiregrass area. He previously served in various capacities with The First

National Bank of Ashford, Barbour County Bank (both n/k/a MidSouth Bank) and Regions Bank, last serving as Enterprise City Executive and SE AL Construction and Development Officer. Thompson is currently serving his second term as the Chairman of the Enterprise Chamber of Commerce, is a member of the Enterprise Industrial Development Board, ESCC Foundation Board, Enterprise Homebuilder’s Association Board, and is a past Chairman of the Enterprise Chamber of Commerce, and past President of the Enterprise Rotary Club.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number and the percentage of shares of Trinity’s common stock that were beneficially owned, as of June 30, 2019, by (1) each of Trinity’s directors and each of our named executive officers, (2) all of Trinity’s directors and executive officers as a group, and (3) each person known to Trinity to beneficially own more than 5% of any class of our voting common stock.

As of the date set forth above, Trinity had 1,745,853 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise noted in the footnotes below, each holder identified below has sole voting and investment power with respect to such securities.

Name of Beneficial Owner (1)	Number of Shares (2)	Percent of Class
All Directors and Named Executive Officers:
J. Robbin Thompson	11,722	*
Carey Slay	41,221	2.36%
Joe Paul Stewart (3)	144,387	8.27%
Brian McLeod (4)	26,588	1.52%
Brent Beasley	77,368	4.43%
Bill McLaughlin (5)	63,356	3.74%
Henry Barnard	91,620	5.25%
Terry Duffie	41,888	2.40%
James Etheredge	34,545	1.98%
John Mitchell	59,975	3.44%
Stephanie Walker	2,700	*
Joseph Sanders	32,048	1.84%
All Directors and Executive Officers as a Group	627,418	35.94%

Persons known to Company who own more than 5% of outstanding shares of Trinity common stock:

National Security Insurance Company 661 East Davis Street Elba, AL 36323	130,065	7.45%

Donnie W. Dean 3664 S. Oates Street Dothan, AL 36301	121,857	6.98%

Gayle K. Stewart (6) 1479 West Main Street Dothan, AL 36301	144,387	8.27%

*	Less than 1%
(1)	Unless otherwise specified, each beneficial owner’s business address is c/o Trinity Bank, 1479 West Main St., Dothan, AL 36301.

(2)

Information relating to beneficial ownership of common stock by directors is based upon information furnished by each person using “beneficial ownership” concepts set forth in rules of the SEC under the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, directors and named executive officers may be named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as indicated in other notes to this table describing special relationships with other persons and specifying shared voting or investment power, directors and named executive officers possess sole voting and investment power with respect to all shares of common stock set forth opposite their names.

(3)	Mr. Stewart’s wife, Gayle K. Stewart, owns 68,012 shares of Trinity common stock in her name only.
(4)

Mr. McLeod is Vice President of Finance and Operations and Chief Financial Officer of National Security Group, Inc. and a director of various of its subsidiaries, including, National Security Insurance Company (“NSIC”). As such, he may be deemed to beneficially own the shares of Trinity common stock held by NSIC. Mr. McLeod disclaims beneficial ownership of the shares of Trinity common stock held by NSIC.

(5)

Mr. McLaughlin’s wife, Sarah Kathryn Hills McLaughlin, owns 9,104 shares of Trinity common stock in her name only. Mr. McLaughlin’s children residing at the same address own 4,207 shares of this total.

(6)	Ms. Stewart’s husband, Joe Paul Stewart, owns 76,375 shares of Trinity common stock in his name only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is designed to provide a better understanding of various factors related to the results of operations and financial condition of Trinity and Trinity Bank. This discussion is intended to supplement and highlight information contained in the accompanying unaudited condensed consolidated financial statements and related notes for the three and six months ended June 30, 2019 and 2018, and the accompanying audited consolidated financial statements and related notes for the year ended December 31, 2018 and 2017.

OVERVIEW

Trinity was incorporated in 2017 under the laws of the State of Alabama and became a bank holding company after it acquired Trinity Bank that same year. Trinity Bank is an Alabama-chartered bank organized in 2006. Both Trinity and Trinity Bank are headquartered in Dothan, Alabama which is located in northwest Houston County, in southeast Alabama. Trinity Bank has branches located at1479 West Main Street and 3850 West Main Street in Dothan, Alabama and 306 South Main Street in Enterprise, Alabama.

Trinity Bank offers general retail and commercial banking including checking, savings and time deposits of various types, the making secured and unsecured loans and other banking services to individuals, businesses, institutions, and governmental entities.

Summary of Results of Operations

	Six Months Ended June 30,		Three Months Ended June 30		Year Ended December 31
(Dollars in thousands, except per share data)	2019	2018	2019	2018	2018	2017
Net interest income (GAAP)	$3,226	2,974	$1,633	1,525	$6,076	5,725
Noninterest income	349	198	129	101	384	433

Total revenue	3,575	3,172	1,762	1,626	6,460	6,158
Provision for loan losses	77	48	39	12	(240)	1,753
Noninterest expense	1,997	1,947	1,069	989	3,840	3,663
Income tax expense	299	285	168	155	710	477

Net income	1,202	891	$486	470	$2,150	265

Basic and diluted net earnings per share	$0.69	0.51	$0.28	0.27	$1.23	0.15

Financial Summary

Trinity’s net income was $2.15 million for 2018, compared to $265 thousand for the year ended 2017. Net income was $1.20 million for the first six months of 2019, compared to $891 thousand for the first six months of 2018. Basic and diluted earnings per share were $1.23 and $0.15 per share for the full years 2018 and 2017, respectively. Basic and diluted earnings per share was $0.69 for the first six months of 2019 compared to $0.51 per share for the first six months of 2018.

Net interest income was $3.49 per share and $3.02 per share for the full years 2018 and 2017, respectively. This 15.56% increase was primarily due to increased loan volume. Net interest income was $3.23 million in the first six months of 2019, an 8.47% increase compared to $2.97 million in the first six months of 2018. This increase was primarily due to an increase in average loans of more than $10 million. Average loans were $122.8 million in 2018, compared to $117.7 million in 2017. Trinity’s net interest margin increased to 4.31% in the first six months of 2019, compared to 4.21% in the first six months of 2018, as yields on earning assets increased.

Reversal of the provision for loan losses were $240 thousand in 2018, compared to a provision for loan losses of $1.75 million in 2017. The provision for loan losses was $77 thousand at June 30, 2019 and $48 thousand at June 30, 2018. The provision for loan losses is based upon various estimates and judgements, including the absolute level of loans, loan growth, credit quality and the amount of net charge-offs.

Noninterest income was $349 thousand in the first six months of 2019 compared to $198 thousand in the first six months of 2018. Noninterest income was $384 thousand in 2018 compared to $433 thousand in 2017. Noninterest expense was $2.0 million in the first six months of 2019 compared to $1.95 million in the in the first six months of 2018. This minimal increase in noninterest expense was primarily due to increased accruals of merger related expenses. Noninterest expense was $3.8 million in 2018 compared to $3.7 million in 2017. This increase in noninterest expense was primarily due to increased legal reserves related to potential claims with respect to certain loans.

Income tax expense was $299 thousand in the in the first six months of 2019 and $285 thousand in the in the first six months of 2018, reflecting an effective tax rate of 19.9% in 2019 and 24.2% in 2018. Income tax expense was $710 thousand in 2018 and $477 thousand in 2017, reflecting an effective tax rate of 24.8% and 64.3%, respectively. The decrease in the effective tax rate was primarily due to the 2018 Tax Cuts & Jobs Act, which lowered Trinity’s statutory federal tax rate from 35% to 21%. Because the tax rate was reduced, Trinity reduced the net deferred tax assets carried based on the 35% rate to the value based on the 21% rate. This change resulted in additional tax provision in 2017 of $242. Income tax expense increased in 2018 from 2017 because of the significantly higher net income before taxes.

Trinity paid cash dividends of $0.20 per share in 2018 and no cash dividend in 2017. At June 30, 2019, Trinity Bank’s regulatory capital ratios were well above the minimum amounts required to be “well capitalized” under current regulatory standards with a total risk-based capital ratio of 15.44%, a Tier one leverage ratio of 10.17% and CET1 capital ratio of 14.19%.

CRITICAL ACCOUNTING POLICIES

Nature of Operations

Trinity and Trinity Bank provides various other financial services to individuals and corporate customers through its offices in Dothan and Enterprise, Alabama. Trinity Bank’s primary deposit products are demand deposits, savings and certificates of deposit. Its primary lending products are commercial loans. As a state bank, Trinity Bank is subject to regulation by the Alabama State Banking Department and the Federal Deposit Insurance Corporation.

Additionally, Trinity Bank maintains correspondent banking relationships with regional correspondent banks. Trinity Bank does not have any significant concentrations to any one industry or customer. Note 3 of the audited financial statements discusses the types of securities in which Trinity Bank invests. Note 4 discusses the types of lending in which Trinity Bank engages.

The accounting and reporting policies and practices of Trinity conform to accounting principles generally accepted in the United States of America. Trinity’s significant accounting policies are described below.

Principles of Consolidation

•	The accompanying consolidated financial statements includes the accounts of Trinity and Trinity Bank.

•	In consolidation, all significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheets. Such items, along with net income, are components of comprehensive income.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) and interest-bearing deposits in banks with an original maturity of 90 days or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities

Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value.

Securities classified as held-to-maturity are those debt securities Trinity has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost and adjusted for amortization of premium and accretion of discount, computed using the interest method, over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that Trinity intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in the maturity mix of Trinity’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. These securities are carried at estimated fair value based on information provided by a third party pricing service with any unrealized gains or losses excluded from net income and reported in accumulated other comprehensive income (loss), which is reported as a separate component of stockholders’ equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the consolidated statements of income.

Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the consolidated statements of income. Additionally, declines in the estimated fair value of individual investment securities below their cost that are other-than-temporary are reflected as realized losses in the statements of income. Factors affecting the determination of whether an other-than-temporary impairment has occurred include, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that Trinity does not intend to sell these securities, and (iv) it is more likely than not that Trinity will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted stock is stock from the Federal Home Loan Bank and First National Banker’s Bank, which are restricted as to their marketability. Because no ready market exists for these investments and they have no quoted market value, Trinity Bank’s investment in these stocks are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis of the stock.

Loans and Allowance for Loan Losses

Trinity Bank grants real estate, commercial, consumer and agricultural loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Houston and Coffee County and surrounding areas. The ability of Trinity Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity, or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on the loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Loans are typically charged-off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established as estimated losses and are charged to earnings through a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) FASB ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) FASB ASC 310, Receivables, which requires that losses on impaired loans be accrued based on the differences between the loan balance and either the value of collateral, if such loans are considered to be collateral dependent and in the process of collection, or the present value of future cash flows, or the loan’s value as observable in the secondary market. A loan is considered impaired when, based on current information and events, Trinity has concerns about the ability to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Trinity’s allowance for loan losses has three basic components: the specific allowance, the formula allowance and the pooled allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. As a result of the uncertainties inherent in the estimation process, management’s estimate of loan losses and the related allowance could change in the near term.

The specific allowance component is used to individually establish an allowance for loans identified for impairment testing. When impairment is identified, a specific reserve may be established based on Trinity Bank’s calculation of the estimated loss embedded in the individual loan. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment.

The formula allowance component is used for estimating the loss on internally risk rated loans exclusive of those identified as impaired. The loans meeting Trinity’s internal criteria for classification, such as special mention, substandard, doubtful and loss, as well as specifically identified impaired loans, are segregated from performing loans within the portfolio. These internally classified loans are then grouped by loan type. Each loan type is assigned an allowance factor based on management’s estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-classified loans due to management’s concerns regarding collectability or management’s knowledge of particular elements surrounding the borrower. Allowance factors increase with the worsening of the internal risk rating.

The pooled formula component is used to estimate the losses inherent in the pools of non-classified loans. These loans are then also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, results of the loan review system and the effect of external factors (i.e. competition and regulatory requirements). Current economic conditions take into account the average unemployment rates for Houston County and Coffee County, Alabama, the State of Alabama and for the nation, with the most significance given to the Houston and Coffee County data. The allowance factors assigned differ by loan type.

Allowance factors and overall size of the allowance may change from period to period based on management’s assessment of the above-described factors and the relative weights given to each factor. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require Trinity Bank to make additions to the allowance for loan losses based on their judgments of collectability based on information available to them at the time of their examination.

Loans are stated at the principal amount outstanding, net of unamortized deferred costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is Trinity’s policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Deferred fees and costs on loans are being amortized on the interest method over the term of the loan. Management considers loans impaired when, based on current information, it is probable that Trinity Bank will not collect all principal or interest payments according to contractual terms. Loans are evaluated for impairment in accordance with Trinity’s portfolio monitoring and ongoing risk assessment procedures. Management considers the financial condition of the borrower, cash flow of the borrower, payment status of the loan, and the value of collateral, if any, securing the loan. Loans that experience insignificant payment delays and payment shortfalls are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Trinity’s charge-off policy states after all collection efforts have been exhausted and the loan is deemed to be a loss, it will be charged to Trinity Bank’s established allowance for loan losses. For unsecured loans, a loan that is over 90 days past due or one in which management deems no longer collectible will be charged-off. For secured loans, at the time that management deems a loan no longer collectible, Trinity will take action to repossess the collateral if in Trinity’s best interest and to liquidate the collateral as soon as possible. Once the collateral is liquidated, the remaining deficiency will be charged-off. If liquidation of the collateral is expected to take an extended period of time, management will estimate the expected loss amount and charge off that amount.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, Trinity Bank has entered into commitments to extend credit, commitments under standby letters of credit, and unfunded commitments under lines of credit. Such financial instruments are recorded when they are funded.

Foreclosed Properties

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of a debt. These properties are initially recorded at fair value on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic re-evaluation of the property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method based on the estimated useful lives of the assets or the expected terms of the leases, if shorter.

Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset’s remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the statements of income. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

Valuation of Long-lived Assets

Trinity accounts for the valuation of long-lived assets under FASB ASC 360, Property, Plant and Equipment. This guidance requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount of fair value, less costs to sell.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pre-tax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Trinity does not have uncertain tax positions that are deemed material, and did not recognize any adjustments for unrecognized tax benefits. Trinity’s policy is to recognize interest and penalties on income taxes in other noninterest expense. Trinity remains subject to examination for income tax returns for the years ending after December 31, 2014.

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 1,741,696 for the year ended December 31, 2018 and 1,745,853 for the three and six months ended June 30, 2019.

Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Trinity Bank relate solely to outstanding stock options. The dilutive shares outstanding used to calculate diluted earnings per share were 1,746,393 for the year ended December 31, 2018. There was no potential common shares issuable at June 30, 2019.

RESULTS OF OPERATIONS

Average Balance Sheet and Interest Rates

	Year ended December 31
	2018		2017
(Dollars in thousands)	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Interest-earning assets:
Loans and loans held for sale	$122,844	5.55%	$117,704	5.44%
Securities—taxable	4,609	2.09%	7,106	1.98%
Securities—tax-exempt	8,325	2.63%	5,678	3.23%
Interest bearing bank deposits	9,733	1.89%	8,013	0.96%

Total interest-earning assets	145,511	5.03%	138,501	4.95%

Interest-bearing liabilities:
Deposits:
Interest bearing demand	11,776	0.34%	10,053	0.35%
Savings and money market	42,048	0.72%	45,915	0.60%
Time-deposits—retail	51,565	1.52%	47,912	1.41%

Total interest-bearing deposits	105,389	1.07%	103,880	0.95%
FHLB advances	2,160	2.61%	1,604	2.70%
Other Borrowings	—	—%	3	0.21%

Total interest-bearing liabilities	107,550	1.10%	105,487	0.97%

Net interest income and margin	$6,061	4.22%	$5,714	4.21%

	Six months ended June 30,

	2019		2018
(Dollars in thousands)	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Interest-earning assets:
Loans and loans held for sale	$128,008	5.86%	$120,750	5.53%
Securities—taxable	3,510	2.23%	4,694	2.08%
Securities—tax-exempt	8,095	2.69%	8,360	2.62%
Interest bearing bank deposits	13,749	2.40%	9,978	1.64%

Total interest-earning assets	153,362	5.30%	143,782	4.98%

Interest-bearing liabilities:
Deposits:
Interest bearing demand	12,872	0.34%	11,439	0.33%
Savings and money market	45,273	1.06%	41,594	0.60%
Time deposits—retail	48,889	1.85%	51,454	1.47%
Time deposits—wholesale	2,145	1.65%	—	—%

Total interest-bearing deposits	109,179	1.34%	104,487	1.00%
FHLB advances	2,012	2.62%	2,210	2.61%

Total interest-bearing liabilities	111,191	1.36%	106,698	1.03%

Net interest income and margin (a)	$3,226	4.31%	$2,975	4.21%

Net Interest Income and Margin

Net interest income was $6.1 million in 2018, compared to $5.7 million in 2017. This increase was primarily related to growth in loan volume. Net interest income was $3.2 million for the first six months of 2019, compared to $3.0 million for the first six months of 2018. This increase was primarily due to the increased interest income related to growth in loan volume.

The yield on total interest-earning assets increased by 32 basis points to 5.30% for the first six months of 2019, compared to 4.98% for the first six months of 2018, primarily driven by fluctuations in short term yields.

The yield on total interest-earning assets increased by 8 basis points to 5.03% in 2018, compared to 4.95% in 2017. Expansion of Trinity’s earning asset yields from 2017 to 2018 was primarily driven by fluctuations in short term yields, partially offset by a 60 basis point decrease in the yield on tax-exempt available-for-sale securities from 2017 to 2018.

The cost of total interest-bearing liabilities increased 13 basis points to 1.10% in 2018, from 0.97% in 2017. The net increase was largely a result of the Federal Reserve increasing interest rates.

The cost of total interest-bearing liabilities increased 33 basis points to 1.36% in the first six months of 2019, compared to 1.03% in the same period in 2018. The net increase was largely a result of increased interest rates.

Trinity deploys various asset liability management strategies to manage its risk to interest rate fluctuations. Trinity’s net interest margin could experience pressure due to increased competition for quality loan opportunities, and possible increases in Trinity’s costs of funds if the Federal Reserve increases interest rates.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to provide an allowance for loan losses that, in management’s evaluation, should be adequate to provide coverage for the probable losses on outstanding loans. Trinity reversed its provision for loan losses of $240 thousand at December 31, 2018 and recorded a provision for loan losses of $1.75 million at December 31, 2017. Trinity’s recorded a provision for loan losses was $77 thousand at June 30, 2019 and $48 thousand at June 30, 2018.

Probable losses on outstanding loans at December 31, 2017 increased due to certain loans becoming subject to potential claims for which management determined it to be doubtful that the loan guarantees or collateral could be relied upon for repayment. Management became aware of an apparent fraud associated with the borrower/guarantor on one relationship for which it was doubtful that the loan guarantees or collateral could be relied upon for repayment. Management determined the loan should be charged-off at December 31, 2017. The provision was increased and Trinity subsequently charged-off $1.1 million. Management also became aware that another borrower had been denied its claims under a federal agricultural disaster relief program. As a result, management deemed the loan to be substandard at December 31, 2017 and wrote the remaining collateral to zero. The full amount of the loan was specifically reserved and subsequently charged off. The amount charged to the allowance for loan losses was $503 thousand. However, this loan was fully paid in 2018 and the full amount was recorded as a recovery in the allowance for loan losses. This resulted in an overall reversal of provision for loan losses in 2018 of $240 thousand.

Based upon its assessment of the loan portfolio, management adjusts the allowance for loan losses to an amount it believes to be appropriate to adequately cover probable losses in the loan portfolio. Trinity’s allowance for loan losses to total loans decreased to 1.57% at December 31, 2018 from 1.86% at December 31, 2017. Trinity’s allowance for loan losses to total loans decreased to 1.60% at June 30, 2019 from 1.94% at June 30, 2018.

Based upon its evaluation of the loan portfolio, management believes the allowance for loan losses to be adequate to absorb Trinity’s estimate of probable losses existing in the loan portfolio at June 30, 2019. While Trinity’s policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are believed adequate by management and are reviewed from time to time by our regulators, they are based on estimates and judgment and are therefore approximate and imprecise. Factors beyond Trinity’s control, such as conditions in the local and national economy, a local real estate market or particular industry conditions exist which may negatively and materially affect Trinity’s asset quality and the adequacy of Trinity’s allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income

	Six Months ended June 30,
(Dollars in thousands)	2019	2018
Service charges on deposit accounts	$76	$62
Mortgage lending	128	78
Other	145	58

Total noninterest income	$349	$198

	Year ended December 31,
(Dollars in thousands)	2018	2017
Service charges on deposit accounts	$101	$107
Mortgage lending	153	119
Other	130	207

Total noninterest income	$384	$433

Other noninterest income was $145 thousand in the first six months of 2019 compared to $58 thousand in the first six months of 2018. The increase was largely attributed to a $78 thousand gain on disposal of a foreclosed property. Other noninterest income was $130 thousand in 2018 compared to $207 thousand in 2017. The difference was largely attributed to a $60 thousand gain on a sale of other real estate owned, or OREO, in 2017 and $10 thousand in recovery income in 2017.

Trinity’s income from mortgage lending is attributable to origination income from secondary market mortgage loans with third party originators. Origination income, net, is comprised of gains or losses from the sale of the mortgage loans originated, origination fees, underwriting fees and other fees associated with the origination of loans, which are netted against the commission expense associated with these originations.

The increase in mortgage lending income was primarily from an increase in the volume of mortgage loans originated.

Noninterest Expense

	Year ended December 31
(Dollars in thousands)	2018	2017
Salaries and benefits	$1,970	$2,007
Net occupancy and equipment	739	780
Professional fees	370	177
FDIC and other regulatory assessments	105	105
Other real estate owned, net	106	62
Other	550	532

Total noninterest expense	$3,840	$3,663

The decrease in salaries and benefits expense reflects employee attrition.

The increase in professional fees was primarily due to increased legal reserves related to potential claims with respect to certain loans.

	Six Months ended June 30
(Dollars in thousands)	2019	2018
Salaries and benefits	$976	$1,089
Net occupancy and equipment	402	380
Professional fees	286	141
FDIC and other regulatory assessments	53	53
Other real estate owned, net	2	5
Other	277	279

Total noninterest expense	$1,996	$1,947

The decrease in salaries and benefits expense reflects employee attrition.

The increase in professional fees was primarily due to increased legal reserves related to potential claims with respect to certain loans.

Income Tax Expense

Income tax expense was $710 thousand in 2018 compared to $477 thousand in 2017. Trinity’s effective income tax rate was 24.8% in 2018, compared to 64.3% in 2017. The high effective income tax rate in 2017 resulted from Trinity decreasing the book value of its net deferred income tax assets because the federal income tax rate was reduced from 35% to 21% by the 2018 Tax Cuts & Jobs Act that was signed into law in December of 2017. The decrease in the value of the net deferred tax assets resulted in Trinity providing $242 thousand additional federal income tax in 2017. Excluding the effect of this additional provision, Trinity’s 2017 effective income tax rate would have been 31.7%.

Income tax expense was $299 thousand in the first six months of 2019 compared to $285 thousand in the first six months of 2018. Trinity’s effective income tax rate was 19.9% at June 30, 2019 and 24.2% at June 30, 2018.

BALANCE SHEET ANALYSIS

Securities

Securities available-for-sale were $12.6 million at December 31, 2018, a decrease of $822 thousand, or 7%, compared to $13.4 million as of December 31, 2017. This decrease reflects a decrease in the amortized cost basis of securities available-for-sale of $700 thousand and a decrease in the fair value of securities available-for-sale of $822 thousand. The decrease in the amortized cost basis of securities available-for-sale was due to zero purchases to replace calls, maturities and paydowns and an increase of unrealized losses. The average yields earned on total securities was 2.45% in 2018 and 2.71% in 2017.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of December 31, 2018 according to contractual maturity. Actual maturities may differ from contractual maturities of residential mortgage-backed securities (“RMBS”) because the mortgages underlying the securities may be called or prepaid with or without penalty.

	December 31, 2018
(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Total Fair Value
Agency obligations	$1,249	960	708	985	3,895
Agency RMBS	—	—	—	590	590
State and political subdivisions	1,104	—	4,299	2,710	8,113

Total available-for-sale	$2,353	960	5,007	4,285	12,599

Weighted average yield:
Agency obligations	1.49%	2.119%	2.00%	2.52%	1.96%
Agency RMBS	—%	—%	—%	2.52%	2.52%
State and political subdivisions	2.26%	—%	2.83%	3.05%	2.65%

Total available-for-sale	1.49%	1.78%	2.14%	2.15%	2.08%

Securities available-for-sale were $11.0 million at June 30, 2019, a decrease of $1.3 million, or 10%, compared to $12.5 million as of June 30, 2018. This decrease reflects a decrease in the amortized cost basis of securities available-for-sale of $1.5 million and a decrease in the fair value of securities available-for-sale of $1.2 million. The decrease in the amortized cost basis of securities available-for-sale was due to zero purchases to replace calls, maturities and paydowns and an increase in unrealized losses. The average yields earned on total securities was 2.19% for the six months ended June 30, 2019 and 2.50% for the six months ended June 30, 2018.

The following table shows the carrying value and weighted average yield of securities available-for-sale as of as of June 30, 2019 according to contractual maturity. Actual maturities may differ from contractual maturities of RMBS because the mortgages underlying the securities may be called or prepaid with or without penalty.

	June 30, 2019
(Dollars in thousands)	1 year or less	1 to 5 years	5 to 10 years	After 10 years	Total Fair Value
Agency obligations	$—	501		997	1,498
Agency RMBS	—	371	693	576	1,640
State and political subdivisions	—	1,370	4,215	2,281	7,866

Total available-for-sale	$—	2,242	4,908	3,854	11,004

Weighted average yield:
Agency obligations	—%	2.12%	—%	2.78%	2.47%
Agency RMBS	—%	2.14%	2.57%	2.54%	2.54%
State and political subdivisions	—%	1.69%	2.14%	2.09%	2.04%

Total available-for-sale	—%	1.80%	2.20%	2.30%	2.19%

Loans

	June 30,		December 31,
(In thousands)	2019	2018	2018	2017
Commercial and industrial	$29,647	25,327	21,145	26,316
Construction and land development	17,961	18,317	16,583	14,949
Commercial real estate	46,823	43,621	54,608	44,585
Residential real estate	33,321	33,792	33,067	33,379
Consumer installment	2,705	2,425	2,370	2,365

Total loans	130,457	123,482	127,773	121,594
Less: unearned income	162	246	280	237

Loans, net of unearned income	$130,295	123,326	127,493	121,357

Total loans, net of unearned income, were $127 million at December 31, 2018, an increase of $6 million, or 5%, from $121 million at December 31, 2017. Five loan categories represented the majority of the loan portfolio at December 31, 2018: commercial real estate mortgage loans (43%), residential real estate mortgage loans (26%), commercial and industrial loans (17%) and construction and land development loans (13%). Approximately 65% of Trinity’s commercial real estate loans were classified as owner-occupied at December 31, 2018.

Total loans, net of unearned income, were $130.3 million at June 30, 2019, an increase of $7 million, or 5%, from $123.2 million at June 30, 2018. Five loan categories represented the majority of the loan portfolio at June 30, 2019: commercial real estate mortgage loans (36%), residential real estate mortgage loans (26%), commercial and industrial loans (23%) and construction and land development loans (15%). Approximately 75% of Trinity’s commercial real estate loans were classified as owner-occupied at June 30, 2019.

Within its residential real estate mortgage portfolio, Trinity had junior lien mortgages of approximately $760 thousand or 0.60%, and $898 thousand, or 0.74%, of total loans, net of unearned income at December 31, 2018 and 2017, respectively. Trinity had junior lien mortgages of approximately $1.7 million, or 1.32% of total loans, and $720 thousand, or 0.58%, of total loans, net of unearned income at June 30, 2019 and 2018, respectively. Trinity’s residential real estate mortgage portfolio does not include any, subprime loans, or any material amount of other high-risk consumer mortgage products.

Purchased loan participations included in Trinity’s loan portfolio were approximately $2.7 million and $1.5 million as of December 31, 2018 and 2017, respectively. All purchased loan participations are underwritten by Trinity independent of the selling bank. In addition, all loans, including purchased participations, are evaluated for collectability during the course of Trinity’s normal loan review procedures. If Trinity deems a participation loan impaired, it applies the same accounting policies and procedures described under “Critical Accounting Policies—Allowance for Loan Losses”

The average yield earned on loans and loans held for sale was 5.55% in 2018 and 5.44% in 2017, and was 5.86% in the first six months of 2019 and 5.53% in the first six months of 2018.

The specific economic and credit risks associated with Trinity’s loan portfolio include, but are not limited to, the effects of current economic conditions on Trinity’s borrowers’ cash flows, real estate market sales volumes, valuations, and availability and cost of financing for properties, real estate industry concentrations, deterioration in certain credits, interest rate fluctuations, reduced collateral values or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of applicable laws and regulations.

Trinity attempts to reduce these economic and credit risks by adhering to loan to value guidelines for collateralized loans, investigating the creditworthiness of borrowers and monitoring borrowers’ financial positions. Also, Trinity establishes and periodically reviews its lending policies and procedures. Banking regulations limit Trinity Bank’s credit exposure by prohibiting unsecured loan relationships that exceed 10% of its capital; or 20% of capital, if loans in excess of 10% of capital are fully secured. Under these regulations, Trinity is prohibited from having secured loan relationships in excess of approximately $3.6 million based on Trinity Bank’s capital (as defined by regulation) as of June 30, 2019. Trinity’s loan policy requires that the loan committee of the Trinity Bank board of directors approve any loan relationships that exceed legal lending limit. At June 30, 2019, Trinity Bank had one county loan relationship exceeding legal lending limit.

Allowance for Loan Losses

Trinity maintains the allowance for loan losses at a level that management believes appropriate to adequately cover Trinity’s estimate of probable losses in the loan portfolio. As of December 31, 2018 and 2017, respectively, the allowance for loan losses was $2 million and $2.3 million which management believed to be adequate at each of the respective dates. As of June 30, 2019 and 2018, respectively, the allowance for loan losses was $2 million and $2.4 million which management believed to be adequate at each of the respective dates. The judgments and estimates associated with the determination of the allowance for loan losses are described under “Critical Accounting Policies”.

A summary of the changes in the allowance for loan losses and certain asset quality ratios for each of the five quarters in the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018 and 2017 are presented below.

	Six months ended June 30,		Years ended December 31,
(Dollars in thousands)	2019	2018	2018	2017
Allowance for loan losses:
Balance at beginning of period	$2,006	2,256	2,256	1,554
Charge-offs:
Commercial and industrial	—	—	109	1,191
Construction and land development	—	—	—	2
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	—
Consumer installment	9	3	3	50

Total charge-offs	9	3	112	1,243
Recoveries:
Commercial and industrial	6	6	15	63
Construction and land development	—	85	85	—
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	83
Consumer installment	1	2	2	46

Total recoveries	7	93	102	192

Net recoveries (charge-offs)	2	90	(10)	(1,051)
Provision for loan losses	77	47	(240)	1,753

Ending balance	$2,081	2,393	2,006	2,256

as a % of loans	1.60%	1.94	1.57	1.86
as a % of nonperforming loans	57.90%	63.89	54.04	27.88
Net (recoveries) charge-offs as a % of average loans	(0.01)%	(0.15)	0.01	0.89

Management assesses the adequacy of the allowance prior to the end of each calendar quarter. The level of the allowance is based upon management’s evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires various material estimates and judgments including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The ratio of Trinity’s allowance for loan losses to total loans outstanding was 1.57% at December 31, 2018, compared to 1.86% at December 31, 2017. The ratio of Trinity’s allowance for loan losses to total loans outstanding was 1.60% at June 30, 2019, compared to 1.94% at June 30, 2018. In the future, the allowance to total loans outstanding ratio will increase or decrease to the extent the factors that influence Trinity’s quarterly allowance assessment in their entirety either improve or weaken.

Net charge-offs were $10 thousand, or 0.01% of average loans, in 2018, compared to charge-offs of $1.05 million, or 0.89%, in 2017. Net recoveries were $2 thousand, or 0.01% of average loans, in the first six months 2019, compared to recoveries of $90 thousand, or 0.15%, in the first six months of 2018.

At December 31, 2018 and 2017, Trinity’s recorded investment in loans considered impaired was $1.63 million and $1.19 million, respectively, with corresponding valuation allowance of $184 thousand and $633 thousand, respectively.

Trinity’s regulators, as an integral part of their examination process, periodically review Trinity’s allowance for loan losses, and may require Trinity to make additional provisions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations.

Nonperforming Assets

At December 31, 2018 Trinity had $1.2 million in nonperforming assets, compared to $887 thousand at December 31, 2017. At June 30, 2019 Trinity had $1.3 million in nonperforming assets, compared to $1.8 million at June 30, 2018.

The table below provides information concerning total nonperforming assets and certain asset quality ratios.

(Dollars in thousands)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Nonperforming assets:
Nonperforming (nonaccrual) loans	$1,205	1,206	1,084	1,265	1,529
Other real estate owned	121	121	121	228	228

Total nonperforming assets	$1,326	1,327	1,205	1,493	1,757

as a % of loans and other real estate owned	1.02%	1.03	0.94	1.19	1.42
as a % of total assets	0.82%	0.83	0.79	0.99	1.16
Nonperforming loans as a % of total loans	0.93%	0.94	0.85	1.01	1.24

The table below provides information concerning the composition of nonaccrual loans at December 31, 2018 and 2017, respectively.

	December 31
(In thousands)	2018	2017
Nonaccrual loans:
Commercial and industrial	$117	—
Commercial real estate	861	602
Residential real estate	106	27

Total nonaccrual loans	$1,084	629

The table below provides information concerning the composition of nonaccrual loans at June 30, 2019 and 2018, respectively.

	June 30
(In thousands)	2019	2018
Nonaccrual loans:
Commercial and industrial	$117	774
Commercial real estate	859	648
Residential real estate	229	107

Total nonaccrual loans	$1,205	1,529

Trinity discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2018, Trinity had $1.1 million in loans on nonaccrual, compared to $629 thousand at December 31, 2017. At June 30, 2019, Trinity had $1.2 million in loans on nonaccrual, compared to $1.5 million at June 30, 2018.

Trinity may elect to formally restructure certain loans the weakening credit status of a borrower to facilitate a repayment plan that minimizes the potential losses that Trinity might incur. Restructured loans, or troubled debt restructurings, or TDRs, are classified as impaired loans, and if the loans are on nonaccrual status as of the date of restructuring, the loans are included in the nonaccrual loan balances noted above. Nonaccrual loan balances do not include loans that have been restructured that were performing as of the restructure date.

Information on TDRs for the year ended December 31, 2018 is as follows:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial Real Estate	2	882,443	887,686

	2	$882,443	$887,686

One TDR shown above was modified during 2017. The loan in the amount of $602,026 was converted to interest only payments for three months in the prior year. This same loan later was modified to reduce the interest rate from 5.375% to 4.5%. The loan was renewed for twelve months in late 2018.

At December 31, 2018 and 2017, there were no loans 90 days past due and still accruing interest. At June 30, 2019 and 2018, there were no loans 90 days past due and still accruing interest.

The table below provides information concerning the composition of OREO at December 31, 2018 and 2017, respectively.

	December 31
(In thousands)	2018	2017
Other real estate owned:
Commercial	$121	258

Total other real estate owned	$121	258

At December 31, 2018 and 2017, Trinity held $121 thousand and $258 thousand in OREO properties acquired from borrowers, respectively.

The table below provides information concerning the composition of OREO at June 30, 2019 and 2018, respectively.

	June 30
(In thousands)	2019	2018
Other real estate owned:
Commercial	$121	227

Total other real estate owned	$121	227

At June 30, 2019 and 2018, Trinity held $121 thousand and $227 thousand in OREO properties acquired from borrowers, respectively.

Potential Problem Loans

Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Federal Reserve, Trinity’s primary regulator, for loans classified as substandard, excluding nonaccrual loans.    Potential problem loans are not included in nonperforming assets. Trinity had no potential problem loans at June 30, 2019, December 31, 2018, June 30, 2018 or December 31, 2017.

The following table is a summary of Trinity’s performing loans that were past due at least 30 days but less than 90 days as of December 31, 2018 and 2017, respectively.

	December 31
(In thousands)	2018	2017
Performing loans past due 30 to 89 days:
Commercial and industrial	$6	11
Construction and land development	—	—
Commercial real estate	63	363
Residential real estate	48	—
Consumer installment	47	20

Total performing loans past due 30 to 89 days	$164	394

The following table is a summary of Trinity’s performing loans that were past due at least 30 days but less than 90 days as of June 30, 2019 and 2018, respectively.

	June 30
(In thousands)	2019	2018
Performing loans past due 30 to 89 days:
Commercial and industrial	$125	187
Construction and land development	497	—
Commercial real estate	22	224
Residential real estate	51	123
Consumer installment	50	55

Total performing loans past due 30 to 89 days	$745	589

Deposits

	December 31
(In thousands)	2018	2017
Noninterest bearing demand	$28,785	27,602
Interest Bearing Demand	12,568	10,930
Money market	35,289	30,303
Savings	7,972	10,875
Certificates of deposit under $100 thousand	12,355	12,672
Certificates of deposit $100 thousand to $250 thousand	20,843	21,974
Certificates of deposit and other time deposits of $250 thousand or more	16,720	16,317

Total deposits	$134,532	130,673

Total deposits were $134.5 million and $130.7 million at December 31, 2018 and 2017, respectively. The increase was mostly from money market accounts acquired in 2018.

The average rates paid on total interest-bearing deposits were 1.07% in 2018 and 0.95% in 2017. Noninterest bearing deposits were 21% and 21% of total deposits at December 31, 2018 and 2017, respectively.

	June 30
(In thousands)	2019	2018
Noninterest bearing demand	$30,907	28,244
Interest Bearing Demand	12,340	12,225
Money market	34,444	32,418
Savings	12,574	10,440
Certificates of deposit under $100 thousand	14,206	14,733
Certificates of deposit $100 thousand to $250 thousand	20,718	20,281
Certificates of deposit and other time deposits of $250 thousand or more	14,154	16,904
Brokered certificates of deposit	2,575	—

Total deposits	$141,918	135,245

Total deposits were $141.9 million and $135.2 million at June 30, 2019 and 2018, respectively. By contracting with third party, Promontory Financial Network, Trinity is able to bring in larger public fund deposits by not being limited to securities available for pledging.

The average rates paid on total interest-bearing deposits were 1.34% in the first six months 2019 and 1.01% in the first six months of 2018. Noninterest bearing deposits were 22% and 21% of total deposits at June 30, 2019 and 2018, respectively.

Other Borrowings

Other borrowings consist of short-term borrowings and long-term debt. Trinity Bank did not have any short-term borrowings. Trinity Bank had available federal fund lines totaling $7.5 million with none outstanding at December 31, 2018 and 2017, respectively, and $7.5 million and none outstanding at June 30, 2019 and 2018, respectively. Trinity had no securities sold under agreements to repurchase at June 30, 2019, December 31, 2018, June 30, 2018 or December 31, 2017.

Long-term debt consisted of FHLB borrowings collateralized by a blanket lien on the Bank’s 1-4 family residential mortgage loans totaling $5.3 million as of June 30, 2019, $4.2 million as of December 31, 2018, $6.1 million as of June 30, 2018, and $4.5 million as of December 31, 2017. As of June 30, 2019, the maturity dates ranged from May 15, 2025 to July 8, 2027 based on various advances of the principal reducing credits.

The average rates paid on long-term debt were 2.61% in 2018 and 2.70% in 2017. The average rates paid on long-term debt were 2.62% in the first six months of 2019 and 2.61% in the first six months of 2018.

CAPITAL ADEQUACY

The bank regulatory agencies have established risk-based capital requirements for banks. These guidelines are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against “off-balance sheet” activities such as loans sold with recourse, loan commitments, guarantees, and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity, such as preferred stock, that may be included in capital. Certain items, such as goodwill and other intangible assets, are deducted from total capital in arriving at the various regulatory capital measures such as Tier 1 capital and total risk based capital. Trinity’s objective is to maintain Trinity Bank’s current status as a “well-capitalized institution,” as that term is defined by Trinity Bank’s regulators. As of June 30, 2019, Trinity Bank was “well-capitalized” under the regulatory framework for prompt corrective action.

Changes to the regulatory guidelines for bank capital levels that became effective January 1, 2015, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) is 8%. The required ratio of “Tier 1 Capital” (consisting generally of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets) to risk-weighted assets is 6%. While there was previously no required ratio of “Common Equity Tier 1 Capital” (which generally consists of common stock, retained earnings, certain qualifying capital instruments issued by consolidated subsidiaries, and Accumulated Other Comprehensive Income, subject to adjustments), or CET1, to total risk-weighted assets, a required minimum ratio of 4.5% became effective on January 1, 2015, as well. The remainder of total capital, or “Tier 2 Capital,” may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) preferred stock not qualifying as Tier 1 Capital, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) certain subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total Capital is the sum of Tier 1 Capital and Tier 2 Capital (which is included only to the extent of Tier 1 Capital), less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the appropriate regulator.

Trinity’s consolidated stockholders’ equity was $15.1 million and $13.4 million as of December 31, 2018 and 2017, respectively. The change was primarily driven by net income over $2 million in 2018.

Trinity’s consolidated stockholders’ equity was $16.6 million and $14.1 million as of June 30, 2019 and 2018, respectively. The change was primarily driven by net income over $2 million in 2018.

Trinity Bank’s Tier 1 leverage ratio was 10.06%, CET1 capital ratio was 13.38%, Tier 1 risk-based capital ratio was 13.38%, and total risk-based capital ratio was 14.63% at December 31, 2018. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered “well capitalized.” Trinity Bank’s capital conservation buffer was 6.63% at December 31, 2018.

Trinity Bank’s Tier 1 leverage ratio was 10.16%, CET1 capital ratio was 14.18%, Tier 1 risk-based capital ratio was 14.18%, and total risk-based capital ratio was 15.44% at June 30, 2019. These ratios exceed the minimum regulatory capital percentages of 5.0% for tier 1 leverage ratio, 6.5% for CET1 risk-based capital ratio, 8.0% for tier 1 risk-based capital ratio, and 10.0% for total risk-based capital ratio to be considered “well capitalized.” Trinity Bank’s capital conservation buffer was 7.44% at June 30, 2019.

Off-Balance Sheet Arrangements

At December 31, 2018 and June 30, 2019, Trinity Bank had outstanding standby letters of credit of $340 thousand and $340 thousand and unfunded loan commitments outstanding of $18.2 million and $17.4 million, respectively. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Trinity Bank has the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from other financial institutions.

Residential mortgage lending and servicing activities

Since 2015, Trinity has originated secondary market mortgage loans with third party originators. Although the representations and warranties vary among investors, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, among other matters.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation.

CURRENT ACCOUNTING DEVELOPMENTS

The following ASUs have been issued by the FASB but are not yet effective.

•	ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments;

•	ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement; and

•

ASU 2018-15, Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.

Information about these pronouncements is described in more detail below.

ASU 2016-13, Financial Instruments—Credit Losses (Topic 326):—Measurement of Credit Losses on Financial Instruments, amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, the new standard eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses using a broader range of information regarding past events, current conditions and forecasts assessing the collectability of cash flows. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however the new standard will require that credit losses be presented as an allowance rather than as a write-down. The new guidance affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are SEC filers, the new guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2019, and early adoption is permitted beginning in 2019. Trinity is currently evaluating the impact this ASU will have on its consolidated financial statements.

ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, improves the disclosure requirements on fair value measurements by eliminating the requirements to disclose (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the policy for timing of transfers between levels; and (iii) the valuation processes for Level 3 fair value measurements. This ASU also added specific disclosure requirements for fair value measurements for public entities including the requirement to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2019, and all interim periods within those fiscal years. Early adoption is permitted upon issuance of the ASU. Entities are permitted to early adopt amendments that remove or modify disclosures and delay the adoption of the additional disclosures until their effective date. Trinity is currently evaluating the impact this ASU will have on its consolidated financial statements.

ASU 2018- 15, Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include internal-use software license). This ASU requires entities to use the guidance in FASB ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, to determine whether to capitalize or expense implementation costs related to the service contract. This ASU also requires entities to (i) expense capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement; (ii) present the expense related to the capitalized implementation costs in the same line item on the income statement as fees associated with the hosting element of the arrangement; (iii) classify payments for capitalized implementation costs in the statement of cash flows in the same manner as payments made for fees associated with the hosting element; and (iv) present the capitalized implementation costs in the same balance sheet line item that a prepayment for the fees associated with the hosting arrangement would be presented. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. Trinity is currently evaluating the impact this ASU will have on its consolidated financial statements.

Table 1—Average Balance and Net Interest Income Analysis

	Year ended December 31
	2018			2017
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:
Loans and loans held for sale (1)	$122,844	$6,801	5.55%	$117,704	$6,385	5.44%
Securities—taxable	4,609	96	2.09%	7,106	112	1.98%
Securities—tax-exempt (2)	8,325	164	2.63%	5,678	160	3.23%
Interest bearing bank deposits	9,733	184	1.89%	8,013	86	1.21%

Total interest-earning assets	145,511	7,245	5.03%	138,501	6,743	4.95%

Interest-bearing liabilities:
Deposits:
Interest bearing demand	$11,776	40	0.34%	$10,053	36	0.35%
Savings and money market	42,048	303	0.72%	45,915	275	0.60%
Time-deposits—retail	51,565	784	1.52%	47,912	674	1.41%

Total interest-bearing deposits	105,389	1,127	1.07%	103,880	985	0.95%
FHLB advances	2,161	57	2.61%	1,604	44	2.70%
Other borrowings	—	—	—	3	—	0.21%

Total interest-bearing liabilities	107,550	1,184	1.10%	105,487	1,029	0.97%

Net interest income and margin		$6,061	4.22%		$5,714	4.21%

(1)	Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.
(2)	Yields on tax-exempt securities have been computed using an income tax rate of 21% for 2018 and 35% for prior years.

	Six months ended June 30
	2019			2018
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-earning assets:
Loans and loans held for sale (1)	$128,008	$3,694	5.86%	$120,750	$3,308	5.53%
Securities—taxable	3,510	39	2.23%	4,694	49	2.08%
Securities—tax-exempt (2)	8,095	82	2.69%	8,360	82	2.62%
Interest bearing bank deposits	13,749	164	2.40%	9,978	81	1.64%

Total interest-earning assets	153,362	3,979	5.30%	143,782	3,521	4.98%

Interest-bearing liabilities:
Deposits:
Interest bearing demand	$12,872	22	0.34%	11,439	19	0.33%
Savings and money market	45,273	237	1.06%	41,594	124	0.60%
Time deposits—retail	48,889	450	1.85%	51,454	374	1.47%
Time deposits—wholesale	2,145	18	1.65%	—	—	—%

Total interest-bearing deposits	109,179	727	1.34%	104,488	517	1.00%
FHLB advances	2,012	26	2.62%	2,210	29	2.61%

Total interest-bearing liabilities	111,191	753	3.94%	106,698	546	1.03%

Net interest income and margin		$3,226	4.31%		$2,975	4.21%

(1)	Average loan balances are shown net of unearned income and loans on nonaccrual status have been included in the computation of average balances.
(2)	Yields on tax-exempt securities have been computed using an income tax rate of 21% for 2018 and 35% for prior years.

Table 2—Volume and Rate Variance Analysis

	Years ended December 31, 2018 vs. 2017
	Net Change	Due to change in
(Dollars in thousands)		Rate (2)	Volume (2)
Interest income:
Loans and loans held for sale	$417	202	215
Securities—taxable	(16)	8	(24)
Securities—tax-exempt (1)	4	(13)	17
Interest bearing bank deposits	98	59	39

Total interest income	$503	256	247

Interest expense:
Deposits:
Interest Bearing Demand	$4	(1)	5
Savings and money market	29	54	(25)
Certificates of deposits	109	86	23

Total interest-bearing deposits	142	139	3
FHLB advances	13	(2)	15

Total interest expense	155	137	18

Net Change	$348	119	229

(1)	Yields on tax-exempt securities have been computed using an income tax rate of 21% for 2018 and 35% for prior years.
(2)	Changes that are not solely a result of volume or rate have been allocated to volume.

	Six months ended June 30, 2019 vs. 2018
	Net Change	Due to change in
(Dollars in thousands)		Rate (2)	Volume (2)
Interest income:
Loans and loans held for sale	$386	227	159
Securities—taxable	(10)	3	(13)
Securities—tax-exempt (1)	—	3	(3)
Interest bearing bank deposits	82	45	37

Total interest income	$458	278	180

Interest expense:
Deposits:
Interest Bearing Demand	$3	1	2
Savings and money market	113	101	12
Time deposits—retail	75	96	(21)
Time deposits—wholesale	18	—	18

Total interest-bearing deposits	209	198	11
FHLB advances	(3)	—	(3)

Total interest expense	206	198	8

Net Change	$252	80	172

(1)	Yields on tax-exempt securities have been computed using an income tax rate of 21% for 2018 and 35% for prior years.
(2)	Changes that are not solely a result of volume or rate have been allocated to volume.

Table 3—Loan Portfolio Composition

	December 31
(In thousands)	2018	2017
Commercial and industrial	$21,145	26,468
Construction and land development	16,583	15,370
Commercial real estate	54,608	44,371
Residential real estate	33,067	33,004
Consumer installment	2,370	2,380

Total loans	127,773	121,593
Less: unearned income	280	237

Loans, net of unearned income	127,493	121,356
Less: allowance for loan losses	2,006	2,256

Loans, net	$125,487	119,100

	2019		2018
(In thousands)	June 30	March 31	December 31	September 30	June 30
Commercial and industrial	$29,647	28,695	21,145	26,188	25,327
Construction and land development	17,961	16,470	16,583	18,989	18,317
Commercial real estate	46,823	47,032	54,608	44,301	43,621
Residential real estate	33,321	33,446	33,067	33,041	33,792
Consumer installment	2,705	2,706	2,370	2,421	2,425

Total loans	130,457	128,349	127,773	124,940	123,482
Less: unearned income	162	131	280	233	246

Loans, net of unearned income	$130,295	128,218	127,493	124,707	123,236

Table 4—Loan Maturities and Sensitivities to Changes in Interest Rates
	December 31, 2018
(Dollars in thousands)	1 year or less	1 to 5 years	After 5 years	Total	Adjustable Rate	Fixed Rate	Total
Commercial and industrial	$10,041	11,104	—	21,145	14,341	6,804	21,145
Construction and land development	14,156	2,427	—	16,583	7,502	9,081	16,583
Commercial real estate	13,950	31,607	9,051	54,608	23,372	31,236	54,608
Residential real estate	9,322	22,074	1,671	33,067	7,216	25,851	33,067
Consumer installment	828	1,428	114	2,370	51	2,319	2,370

Total loans	$48,297	68,640	10,836	127,773	52,482	75,291	127,773

Table 5—Allowance for Loan Losses and Nonperforming Assets

	Year ended December 31
(Dollars in thousands)	2018	2017
Allowance for loan losses:
Balance at beginning of period	$2,256	1,554
Charge-offs:
Commercial and industrial	109	1,191
Construction and land development	—	2
Consumer installment	3	50

Total charge-offs	112	1,243

Recoveries:
Commercial and industrial	15	63
Construction and land development	85	—
Residential real estate	—	83
Consumer installment	2	46

Total recoveries	102	192

Net recoveries (charge-offs)	(10)	(1,050)
Provision for loan losses	(240)	1,752

Ending balance	$2,006	2,256

as a % of loans	1.60%	1.86
as a % of nonperforming loans	54.04%	27.88
Net (recoveries) charge-offs as % of average loans	0.01%	0.89

Nonperforming assets:
Nonaccrual/nonperforming loans	$1,084	629
Other real estate owned	121	258

Total nonperforming assets	$1,205	887

as a % of loans and other real estate owned	0.94%	0.73%
as a % total assets	0.79%	0.61%
Nonperforming loans as a % of total loans	0.85%	0.52%

	Quarters ended
(Dollars in thousands)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Allowance for loan losses:
Balance at beginning of period	$2,006	2,006	2,256	2,256	2,256
Charge-offs:
Commercial and industrial	—	—	109	31	—
Consumer installment	9	—	3	3	3

Total charge-offs	9	0	112	34	3
Recoveries:
Commercial and industrial	6	6	15	6	6
Construction and land development	—	—	85	85	85
Consumer installment	1	—	2	2	2

Total recoveries	7	6	102	93	93

Net recoveries (charge-offs)	2	6	(10)	59	90
Provision for loan losses	77	39	(240)	(400)	47

Ending balance	$2,081	$2,051	2,006	1,915	2,393

as a % of loans	1.60%	1.60	1.57	1.53	1.94
as a % of nonperforming loans	57.90%	58.80	54.04	66.06	63.89
Net (recoveries) charge-offs as a % of average loans	(0.01)%	(0.02)%	0.01%	(0.06)%	(0.15)

Table 6—Allocation of Allowance for Loan Losses

	December 31
	2018		2017
(Dollars in thousands)	Amount	%*	Amount	%*
Commercial and industrial	$295	0.24	$379	0.32
Agricultural & Other	485	0.39	615	0.52
Real estate	1,234	0.98	1,209	1.02
Consumer installment	(8)	(0.01)	53	0.05

Total allowance for loan losses	$2,006	1.60	$2,256	1.91

*	Loan balance in each category expressed as a percentage of total loans.

	June 30, 2019		March 31, 2019		December 31, 2018		September 30, 2018		June 30, 2018
(Dollars in thousands)	Amount	%*	Amount	%*	Amount	%*	Amount	%*	Amount	%*
Commercial and industrial	$5	0.00	$5	0.00	$(36)	(0.03)	$(59)	(0.05)	$7	0.01
Agricultural & Other	9	0.01	9	0.01	(58)	(0.05)	(97)	(0.08)	11	0.01
Real estate	24	0.02	24	0.02	(144)	(0.11)	(240)	(0.19)	28	0.02
Consumer installment	1	0.00	1	0.00	(2)	0.00	(4)	0.00	1	0.00

Total allowance for loan losses	$39	0.03	$39	0.03	$(240)	(0.19)	$47	0.04	$47	0.04

*	Loan balance in each category expressed as a percentage of total loans.

Table 7—CDs and Other Time Deposits of $250,000 or More

(Dollars in thousands)	June 30, 2019	December 31, 2018
Maturity of:
3 months or less	$1,077	$2,339
Over 3 months through 6 months	7,490	6,817
Over 6 months through 12 months	4,272	6,620
Over 12 months	1,315	944

Total CDs and other time deposits of $250,000 or more	$14,154	$16,720

Table 8—Performance Ratio

	2019		2018
(in percentages	June 30	March 31	December 31	September 30	June 30
Performance ratios:
Return on average equity	15.22%	18.52	15.16	16.20	13.00
Return on average assets	1.52%	1.85	1.43	1.51	1.20
Dividend payout ratio	—%	—	17.80	—	—

SUPERVISION AND REGULATION

General

Bank holding companies and banks are regulated extensively under both federal and state law. The bank regulatory framework is intended primarily for the protection of depositors, the deposit insurance system, and the banking system, and not for the protection of shareholders or any other group. Both River Bank & Trust and Trinity Bank are Alabama banking corporations, and River Financial and Trinity are Alabama corporations which are registered as bank holding companies with the Federal Reserve. Unless indicated otherwise, the regulatory requirements discussed below for River Financial and River Bank & Trust would generally apply as well to Trinity and Trinity Bank, respectively. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of River Financial and River Bank & Trust.

River Financial

River Financial is registered as a bank holding company with the Federal Reserve. River Financial is subject to examination, regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. River Financial is required to file annual reports and such additional information as the Federal Reserve may require.

Federal and state laws regulate River Financial’s corporate governance, its investment authority, its manner of doing business, its employment practices, its consumer privacy policies and procedures, its relationship with River Bank & Trust and its other affiliates, its ability to merge with, acquire, or be acquired by other entities, its requisite minimum capital and the forms of capital, its payment of dividends or other distributions, the types of businesses in which it can engage, and many other aspects of its business.

River Bank & Trust

River Bank & Trust is chartered by the Alabama State Banking Department. River Bank & Trust is also a member of the Federal Deposit Insurance Corporation (the “FDIC”) and its deposits are insured, as provided by law, by the FDIC through the Deposit Insurance Fund. River Bank & Trust is subject to supervision, regulation, and examination by the FDIC and Alabama State Banking Department. River Bank & Trust is also subject to various requirements and restrictions under federal and state law, including capital adequacy requirements, requirements to maintain reserves against deposits, requirements under the Community Reinvestment Act, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon and limitations on the types of investments that may be made, activities that may be engaged in, and types of services that may be offered. The operations of River Bank & Trust are also affected by various consumer laws and regulations, including those relating to equal credit opportunity, truth in lending disclosures, truth in savings disclosures, debt collection laws, privacy regulations, and regulation of consumer lending practices. In addition to the impact of direct regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Strict compliance at all times with state and federal banking laws, as well as other laws, is and will continue to be required. River Bank & Trust believes that the experience of its executive management will assist it in its continuing efforts to achieve the requisite level of compliance. Certain provisions of state law may be preempted by existing and future federal laws, rules and regulations, and no prediction can be made as to the impact of preemption on state law or the regulation of River Bank & Trust thereunder.

Payment of Dividends

River Financial is a legal entity separate and distinct from River Bank & Trust. River Financial’s principal source of cash flow, including cash flow to pay dividends to its stockholders, is dividends River Bank & Trust pays to River Financial as River Bank & Trust’s sole stockholder. Statutory and regulatory limitations apply to River Bank & Trust’s payment of dividends to us as well as to our payment of dividends to our stockholders. The policy of the Federal Reserve that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. The Federal Reserve also has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the corporation’s capital needs, asset quality and overall financial condition. River Financial’s ability to pay dividends is also subject to the provisions of Alabama corporate law.

The Alabama State Banking Department also regulates River Bank & Trust’s dividend payments. Under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital. A bank is also required by Alabama law to obtain the prior approval of the Alabama Superintendent of Banks for its payment of dividends if the total of all dividends declared by a bank in any calendar year will exceed the total of (1) the bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the bank’s surplus without the prior written approval of the Superintendent.

River Financial and River Bank & Trust’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit bank holding companies and banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends, depending on the financial condition of a bank holding company and of its subsidiary bank, could under certain circumstances be deemed an unsafe or unsound practice, and therefore restricted.

Under the Federal Deposit Insurance Act, an FDIC-insured depository institution may not make any capital distributions (including the payment of dividends) or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized.

Restrictions on Acquisitions and Certain Activities

As a bank holding company subject to the Bank Holding Company Act, River Financial must obtain prior Federal Reserve approval for bank acquisitions and is generally limited to engaging in banking or bank-related activities. River Financial must obtain prior approval of the Federal Reserve before (1) acquiring, directly or indirectly (except in certain limited circumstances), ownership or control of more than 5% of the voting stock of a bank, (2) acquiring all or substantially all of the assets of a bank, or (3) merging or consolidating with another bank holding company. The Bank Holding Company Act also generally limits the business in which a bank holding company may engage to banking, managing or controlling banks, and furnishing or performing services for a bank that it controls.

The Federal Reserve may require that a bank holding company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, a bank holding company must file written notice and obtain approval from the Federal Reserve prior to purchasing or redeeming its equity securities.

Moreover, poor examination ratings, lower capital ratios than peer group institutions, regulatory concerns regarding management, controls, assets, operations, or other factors can all potentially result in practical limitations on the ability of a bank or bank holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends, or to continue to conduct existing activities.

Bank Holding Company Expected to be Source of Financial Strength for Bank Subsidiary

Under Federal Reserve policy and the Federal Deposit Insurance Act, River Financial is expected to act as a source of financial strength to, and to commit resources to support, River Bank & Trust. This support may be required at times when, absent such Federal Reserve policy, River Financial may not be inclined to provide it. In addition, any capital loans by a bank holding company to a bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. Moreover, as a shareholder of River Bank & Trust, River Financial would rank low relative to other stakeholders of River Bank & Trust in the event that River Bank & Trust were liquidated. Depositors of River Bank & Trust, and the FDIC as their subrogee, would likely be entitled to priority over creditors of River Bank & Trust, including River Financial, in the event of a liquidation of River Bank & Trust.

Capital Adequacy

The various federal bank regulators, including the Federal Reserve and FDIC, have adopted risk-based capital requirements for assessing bank and bank holding company capital adequacy. These standards establish minimum capital standards in relation to the relative credit risk of assets and off-balance sheet exposures. Capital is classified into two tiers. Tier I capital consists generally of two components: common equity Tier 1 capital (consisting of common stock and related surplus, retained earnings, and limited amounts of minority interests that are in the form of common stock) and additional Tier 1 capital (includes other perpetual instruments historically included in Tier 1 such as non-cumulative perpetual preferred stock) and is reduced by goodwill and certain other intangible assets. Tier II capital generally includes the allowance for possible loan losses (subject to certain limitations). The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors and apply them to their assets which results in risk-adjusted assets. These guidelines are only minimum standards and regulators expect bank holding companies and banks to maintain capital well above these minimum requirements. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business, including in certain circumstances, the appointment of a receiver.

The capital standards impose the following minimum capital requirements on River Bank & Trust: (i) a ratio of common equity tier 1 capital to total risk-weighted assets of 4.5%, (ii) a ratio of tier 1 capital to total risk-weighted assets of 6%, (iii) a ratio of total capital to total risk-weighted assets of 8%, and (iv) a ratio of tier 1 capital to adjusted average total assets of 4%. In addition to these minimum capital requirements, the regulations establish a capital conservation buffer. Specifically, banking organizations would need to hold common equity tier 1 capital in excess of their minimum risk-based capital ratios by at least 2.5% of risk-weighted assets in order to avoid limits on capital distributions (including dividend payments, discretionary payments on tier 1 instruments, and stock buybacks) and certain discretionary bonus payments to executive officers. Thus, when including the 2.5% capital conservation buffer, a bank’s minimum ratio of common equity tier 1 capital to risk-weighted assets becomes 7%, its minimum ratio of tier 1 capital to total risk-weighted assets becomes 8.5%, and its minimum ratio of total capital to risk-weighted assets becomes 10.5%. River Financial is currently not subject to the Federal Reserve’s consolidated minimum capital requirements at the holding company level. Rather it is currently subject to the Federal Reserve’s Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, which includes provisions governing the amount of debt that can be incurred by a holding company to fund acquisitions and imposing maximum parent company debt-to-equity ratios.

The federal banking agencies proposed a rule in November 2018 that, if adopted, would allow bank holding companies and banks with less than $10.0 billion in total consolidated assets and limited amounts of certain types of assets and off balance sheet exposures and a bank leverage ratio of greater than 9% to elect to use the Community Bank Leverage Ratio (“CBLR”) framework. A community banking organization electing to use the CBLR framework would have a simplified capital regime and would be considered well capitalized as long as it had a leverage ratio of greater than 9% and adequately capitalized with a leverage ratio of at least 7.5%.

Prompt Corrective Action and Other Consequences of Capital Adequacy

The Federal Deposit Insurance Act requires, among other things, that the federal banking regulators take prompt corrective action with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. Under the Federal Deposit Insurance Act, insured depository institutions are divided into five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under applicable regulations, an institution is defined to be well capitalized if it has a common equity tier 1 capital ratio of at least 6.5%, a Leverage Ratio of at least 5%, a Tier 1 Risk-Based Capital Ratio of at least 8%, and a Total Risk-Based Capital ratio of at least 10%, and it is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An institution is defined to be adequately capitalized if it has a common equity Tier 1 ratio of at least 4.5%, a Leverage Ratio of at least 4%, a Tier 1 Risk-Based Capital ratio of at least 6%, and a Total Risk-Based Capital Ratio of at least 8%, and it does not meet the definition of a well-capitalized bank. An institution will be considered undercapitalized if it has a common equity Tier 1 ratio of less than 4.5%; or a Leverage Ratio less than 4% or a Tier 1 Risk-Based Capital Ratio of less than 6% or a Total Risk-Based Capital Ratio of less than 8%. An institution is defined to be significantly undercapitalized if it has a Total Risk-Based Capital ratio of less than 6% or a Tier 1 Risk-Based Capital Ratio of less than 4% or a Leverage Ratio of less than 3% or a common equity Tier 1 ratio of less than 3%. Finally, an institution will be considered critically undercapitalized if it fails to maintain a level of tangible equity exceeding 2% of total assets. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The Federal Deposit Insurance Act generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to, among other things, growth limitations and are required to submit capital restoration plans. An insured depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan, for the plan to be accepted by the applicable federal regulatory authority. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan or fails to implement its plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, sell to another bank or bank holding company, requirements to reduce total assets, restrictions on interest rates paid on deposits, orders to replace the board of directors or management and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator, generally within ninety (90) days of the date on which they become critically undercapitalized, and are subject to other restrictions.

Business activities may be influenced by an institution’s capital classification. For example, only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval and an “adequately capitalized” institution may accept such deposits only with prior regulatory approval.

General Regulatory Considerations

Under the Federal Deposit Insurance Corporation Improvement Act, or FDICIA, all insured institutions must undergo regular on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

In response to perceived needs in financial institution regulation, Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989. That statute, called FIRREA, provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default.

FIRREA provides that financial institutions and their affiliated parties (such as officers and directors) may be subject to civil money penalties for certain types of violations and misconduct. In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases. The banking regulators have not been reluctant to use the enforcement authorities provided under FIRREA. Further, regulators have broad power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts or take other actions as determined by the ordering agency to be appropriate.

River Bank & Trust is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal stockholders and their related interests. For example, such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act

The federal law known as the Community Reinvestment Act, or CRA, requires that each insured depository institution shall be evaluated by its primary federal regulator with respect to its record in meeting the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

A bank’s compliance with its CRA obligations is based on a performance-based evaluation system that bases CRA ratings on an institution’s lending, service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the CRA assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” As of its most recent CRA examination, dated June 12, 2017, River Bank & Trust was rated “Satisfactory.”

USA Patriot Act

After the terrorist attacks of September 11, 2001, Congress enacted broad anti-terrorism legislation called the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, which is generally known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including River Financial and River Bank & Trust, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The Department of the Treasury has adopted additional requirements to further implement Title III.

The law is intended to enhance the powers of the federal government and law enforcement organizations to combat terrorism, organized crime and money laundering. The USA Patriot Act materially amended and expanded the application of the existing Bank Secrecy Act. It provided enhanced measures regarding customer identity, new suspicious activity reporting rules and enhanced anti-money laundering programs. Under the USA Patriot Act, each financial institution is required to establish and maintain anti-money laundering compliance and due diligence programs, which include, at a minimum, the development of internal policies, procedures, and controls; the designation of a compliance officer; an ongoing employee training program; and an independent audit function to test programs. In addition, the USA Patriot Act requires River Bank & Trust’s regulatory agencies to consider the record of a bank or bank holding company in combating money laundering activities in their evaluation of bank and bank holding company merger or acquisition transactions.

The U.S. Treasury Department has issued regulations under the USA Patriot Act. The regulations state that a depository institution will be deemed in compliance with the USA Patriot Act provided it continues to comply with the current Bank Secrecy Act regulations. Under these regulations, a mechanism has been established for law enforcement to communicate names of suspected terrorists and money launderers to financial institutions, in return for securing the ability to promptly locate accounts and transactions involving those suspects. Financial institutions receiving names of suspects must search their account and transaction records for potential matches and report positive results to the Financial Crimes Enforcement Network, or FinCEN. Each financial institution must designate a point of contact to receive information requests. These regulations outline how financial institutions can share information concerning suspected terrorist and money laundering activity with other financial institutions under protection from the statutory safe harbor from liability, provided each financial institution notifies FinCEN of its intent to share information.

The Department of the Treasury has also adopted regulations intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Financial institutions are required to take reasonable steps to ensure that they are not providing banking services directly or indirectly to foreign shell banks.

Guidance on Commercial Real Estate Concentrations

Lending operations that involve concentrations of commercial real estate loans are subject to enhanced scrutiny by federal banking regulators. Regulators have issued guidance with respect to the risks posed by commercial real estate lending concentrations. Commercial real estate loans generally include land development, construction loans and loans secured by multifamily property and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property, but it excludes owner-occupied real estate. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny:

•	Total loans for construction, land development and other land represent 100% or more of an institution’s total capital; or

•	Total commercial real estate loans represent 300% or more of an institution’s total capital.

At December 31, 2018, River Bank & Trust’s ratio of construction, land development and other land loans to total risk-based capital was 88%, and its ratio of total commercial real estate loans excluding owner-occupied commercial real estate loans (as defined in the guidance) to total risk-based capital was 162%.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depositary institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The assessment rate is based on a combination factors, including capital adequacy and supervisory risk.

The FDIC may terminate the deposit insurance of a bank if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. This new law has changed and is changing in significant ways the current bank regulatory structure and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act required various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations. The following summarizes just a few of the provisions of the Dodd-Frank Act.

The Dodd-Frank Act changed the types of instruments that are eligible for tier I capital treatment at the holding company-level. It also calls for the Federal Reserve to apply to bank holding companies the same minimum leverage and risk-based capital standards that apply to banks under the Federal Deposit Insurance Act’s prompt corrective action standards.

The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts.

The Dodd-Frank Act requires fees charged by banks for debit card transactions, commonly referred to as interchange fees, to be both “reasonable and proportional” to the cost incurred by the card issuer and authorizes the Federal Reserve to implement regulations with respect to this requirement.

The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The Dodd-Frank Act created a new Bureau of Consumer Financial Protection with broad powers to supervise and enforce consumer protection laws. The Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority over all banks with more than $10.0 billion in assets. Banks with less than $10.0 billion in assets continue to be examined for compliance with consumer laws by their primary bank regulator.

Current Expected Credit Loss (“CECL”)

In June 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that will replace the current approach under GAAP for establishing the allowance for loan losses, which generally considers only past events and current conditions. This new standard, referred to as Current Expected Credit Loss (“CECL”), requires financial institutions to project a loan’s lifetime losses at origination, as opposed to the current framework which allows adjustments to the provision for loan and lease losses when losses are assessed as probable in an existing loan. At this time, we do not know and cannot reasonably quantify the impact of the adoption of CECL from the current incurred loss method. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness. In December 2018, the FDIC, Federal Reserve and Office of the Comptroller of the Currency issued a final rule to allow a banking organization to elect to phase in the regulatory capital impact over a three-year period.

Other Legislation and Regulation

Other legislative and regulatory proposals regarding changes in banking and the regulation of banks, thrifts and other financial institutions are considered from time to time by the executive branch of the federal government, Congress and various state governments. It cannot be predicted whether any of such legislative or regulatory proposals will be adopted and, if adopted, how these will affect River Financial and River Bank & Trust.

Monetary and Fiscal Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on its loans to customers and its securities holdings generally constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of River Bank & Trust will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which members may borrow, and reserve requirements on deposits and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and will continue to do so in the future. The nature and timing of any future changes in Federal Reserve policies and their impact on River Bank & Trust cannot be predicted.

EXPERTS

The consolidated financial statements of River Financial as of December 31, 2018 and 2017, and for the years then ended, have been included herein in reliance upon the reports of Mauldin & Jenkins, LLC, independent registered public accounting firm, appearing elsewhere herein and upon authority of said firm as experts in accounting and auditing.

The consolidated audited financial statements of Trinity Bancorp, Inc. as of and for the year ended December 31, 2018, the consolidated audited balance sheet of Trinity Bancorp, Inc. as of December 31, 2017 and the audited financial statements of Trinity Bank as of and for the years ended December 31, 2017 and 2016 have been included herein in reliance upon the reports of Brunson, Wilkerson, Bowden & Associates, P.C. an independent public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the River Financial common stock to be issued in connection with the merger will be passed upon for River Financial by Jones Walker LLP, Birmingham, Alabama, River Financial’s outside legal counsel. Jones Walker LLP also provides legal advice to River Financial on a regular basis. A tax opinion with respect to the merger will be rendered by Jones Day, counsel to Trinity (or, if Jones Day is unwilling or unable to issue the opinion, a reasonably acceptable alternative counsel).

WHERE YOU CAN FIND MORE INFORMATION

River Financial has filed with the SEC a registration statement on Form S-4 that registers the distribution of the shares of River Financial common stock to be issued to holders of Trinity common stock in connection with the merger. This proxy statement / prospectus is a part of that registration statement and constitutes a prospectus of River Financial and a proxy statement of Trinity for the Trinity meetings.

River Financial files reports with the SEC under Section 15(d) of the Securities and Exchange Act of 1934, including annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K. The SEC maintains an internet website that contains reports, proxy information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Any public filings River Financial makes are available to the public from commercial document retrieval services and at the SEC’s internet website. River Bank & Trust’s internet address is www.riverbankandtrust.com. River Financial makes available free of charge on the “Investor Relations” page of River Bank & Trust’s internet website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form-K, and any amendments to those reports as soon as reasonably practical after such reports are electronically filed with or furnished to the SEC.

Neither River Financial nor Trinity has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

The representations, warranties and covenants described in this document and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of River Financial and Trinity, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between River Financial and Trinity rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of River Financial, Trinity or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by River Financial or Trinity. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement / prospectus and in the documents incorporated by reference into this proxy statement / prospectus.

*	Because Trinity Bancorp, Inc. was incorporated in mid-2017, audited financial statements of Trinity Bank as of December 31, 2017 and 2016 are bring provided.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

River Financial Corporation and Subsidiary

Prattville, Alabama

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of River Financial Corporation and Subsidiary (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

Birmingham, Alabama

March 19, 2019

RIVER FINANCIAL CORPORATION

Consolidated Statements of Financial Condition

(in thousands except share data)

	December 31, 2018	December 31, 2017
Assets
Cash and due from banks	$13,834	$14,669
Interest-bearing deposits in banks	32,253	889
Federal funds sold	1,420	—

Cash and cash equivalents	47,507	15,558
Certificates of deposit in banks	6,166	5,214
Securities available-for-sale	228,630	193,289
Loans held for sale	2,619	3,858
Loans, net of unearned income	711,262	547,121
Less allowance for loan losses	(6,577)	(4,881)

Net loans	704,685	542,240
Premises and equipment, net	26,827	21,809
Accrued interest receivable	3,260	2,499
Bank owned life insurance	20,563	19,991
Foreclosed assets	496	1,546
Deferred income taxes	1,181	1,977
Core deposit intangible	5,583	1,560
Goodwill	18,293	10,050
Other assets	4,654	3,701

Total assets	$1,070,464	$823,292

Liabilities and Stockholders’ Equity
Noninterest-bearing deposits	$241,274	$185,171
Interest-bearing deposits	657,433	514,690

Total deposits	898,707	699,861
Securities sold under agreements to repurchase	7,975	13,865
Federal Home Loan Bank advances	20,000	10,000
Federal funds purchased	—	1,153
Note payable	26,963	5,357
Accrued interest payable and other liabilities	5,343	3,107

Total liabilities	958,988	733,343

Common stock related to 401(k) Employee Stock Ownership Plan	1,343	950

Stockholders’ Equity
Common stock ($1 par value; 10,000,000 shares authorized; 5,692,123 and 5,113,951 shares issued; 5,687,914 and 5,098,068 shares outstanding, respectively)	5,692	5,114
Additional paid in capital	79,604	64,935
Retained earnings	29,460	22,388
Accumulated other comprehensive loss	(3,167)	(2,116)
Treasury stock at cost (4,209 and 15,883 shares, respectively)	(113)	(372)
Common stock related to 401(k) Employee Stock Ownership Plan	(1,343)	(950)

Total stockholders’ equity	110,133	88,999

Total equity	111,476	89,949

Total liabilities and stockholders’ equity	$1,070,464	$823,292

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Consolidated Statements of Income

(in thousands except per share data)

	For the Years Ended December 31,
	2018	2017
Interest income:
Loans, including fees	$32,812	$27,891
Taxable securities	2,734	2,938
Nontaxable securities	853	1,130
Federal funds sold	11	—
Other interest income	275	211

Total interest income	36,685	32,170

Interest expense:
Deposits	3,650	2,229
Securities sold under agreements to repurchase	38	28
Federal Home Loan Bank advances	490	101
Federal funds purchased	18	13
Note payable	485	249

Total interest expense	4,681	2,620

Net interest income	32,004	29,550
Provision for loan losses	1,960	1,740

Net interest income after provision for loan losses	30,044	27,810

Noninterest income:
Service charges and fees	3,465	2,949
Investment brokerage revenue	136	58
Mortgage operations	2,293	1,895
Bank owned life insurance income	569	1,086
Net gain (loss) on sale of investment securities	(48)	5
Other noninterest income	426	316

Total noninterest income	6,841	6,309

Noninterest expense:
Salaries and employee benefits	14,016	12,097
Occupancy expenses	1,534	1,399
Equipment rentals, depreciation, and maintenance	916	841
Telephone and communications	274	261
Advertising and business development	658	625
Data processing	3,527	1,689
Foreclosed assets, net	200	163
Federal deposit insurance and other regulatory assessments	342	333
Legal and other professional services	798	505
Other operating expense	3,731	3,392

Total noninterest expense	25,996	21,305

Income before income taxes	10,889	12,814
Provision for income taxes	2,383	4,519

Net income	$8,506	$8,295

Basic net earnings per common share	$1.63	$1.63
Diluted net earnings per common share	$1.60	$1.60

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Consolidated Statements of Comprehensive Income

(in thousands)

	For the Years Ended December 31,
	2018	2017
Net income	$8,506	$8,295
Other comprehensive income (loss), net of tax:
Investment securities available-for-sale:
Net unrealized gains (losses)	(1,452)	592
Income tax effect	365	(219)
Reclassification adjustments for net (gains) losses realized in net income	48	(5)
Income tax effect	(12)	2

Other comprehensive income (loss)	(1,051)	370

Comprehensive income	$7,455	$8,665

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands except share and per share data)

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Common Stock Related to ESOP	Total Stockholders’ Equity
Balance at December 31, 2016	$5,091	$64,656	$15,032	$(2,153)	$(176)	$(623)	$81,827
Net income	—	—	8,295	—	—	—	8,295
Other comprehensive income	—	—	—	370	—	—	370
Exercise of stock options and warrants (25,096 shares)	19	136	—	—	108	—	263
Issuance of common stock (4,204 shares)	4	81	—	—	—	—	85
Purchase of treasury shares (25,056 shares)	—	—	—	—	(579)	—	(579)
Sale of treasury shares (12,967 shares)	—	6	—	—	275	—	281
Remeasurement of deferred income taxes reclassified to retained earnings	—	—	333	(333)	—	—	—
Dividends declared ($0.25 per share)	—	—	(1,272)	—	—	—	(1,272)
Stock compensation expense	—	56	—	—	—	—	56
Change for KSOP related shares	—	—	—	—	—	(327)	(327)

Balance at December 31, 2017	5,114	64,935	22,388	(2,116)	(372)	(950)	88,999
Net income	—	—	8,506	—	—	—	8,506
Other comprehensive loss	—	—	—	(1,051)	—	—	(1,051)
Shares exchanged with Peoples Southern Bank shareholders (222,360 shares)	223	5,782	—	—	—	—	6,005
Exercise of stock options and warrants (28,450 shares)	28	289	—	—	—	—	317
Issuance of common stock (327,362 shares)	327	8,505	—	—	—	—	8,832
Purchase of treasury shares (5,544 shares)	—	—	—	—	(146)	—	(146)
Sale of treasury shares (17,218 shares)	—	25	—	—	405	—	430
Dividends declared ($0.27 per share)	—	—	(1,434)	—	—	—	(1,434)
Stock compensation expense	—	68	—	—	—	—	68
Change for KSOP related shares	—	—	—	—	—	(393)	(393)

Balance at December 31, 2018	$5,692	$79,604	$29,460	$(3,167)	$(113)	$(1,343)	$110,133

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,
	2018	2017
Cash Flows From (Used For) Operating Activities:
Net Income	$8,506	$8,295
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,960	1,740
Provision for losses on foreclosed assets	120	145
Amortization of securities available-for-sale	1,676	2,325
Accretion of securities available-for-sale	(143)	(32)
Accretion of acquired loans	(1,241)	(2,334)
Realized net (gain) loss on securities available-for-sale	48	(5)
Amortization of deferred loan fees	(1,068)	(1,054)
Amortization of core deposit intangible	627	559
Stock compensation expense	68	56
Bank owned life insurance income	(569)	(1,086)
Depreciation and amortization of premises and equipment	1,055	946
(Gain) loss on sale of foreclosed assets	20	(72)
Deferred income tax expense	(684)	1,159
(Increase) decrease in operating assets and (decrease) increase in operating liabilities:
Loans held-for-sale	1,239	3,876
Accrued interest receivable	120	(123)
Other assets	60	52
Accrued interest payable and other liabilities	749	(487)

Net cash from operating activities	12,543	13,960

Cash Flows From (Used For) Investing Activities:
Maturities of certificate of deposit	1,494	498
Sales of certificate of deposit	1,940
Purchases of certificate of deposit	(984)	(249)
Activity in securities available-for-sale:
Sales	59,907	13,251
Maturities, payments, calls	30,419	28,225
Purchases	(27,697)	(53,105)
Loan principal originations, net	(107,195)	(30,816)
Net cash received in acquisition	22,227	—
Proceeds from sale of foreclosed assets	1,228	2,190
Payment to PSB shareholders	(24,497)	—
Purchases of premises and equipment	(767)	(1,285)
Sale (purchases) of restricted equity securities, net	(682)	(509)
Proceeds from bank owned life insurance	—	1,260
Purchase of bank owned life insurance	—	(5,000)

Net cash used for investing activities	(44,607)	(45,540)

Cash Flows From (Used For) Financing Activities:
Net increase (decrease) in deposits	31,451	(5,052)
Net increase (decrease) in securities sold under agreements to repurchase	(5,890)	831
Proceeds from Federal Home Loan Bank advances	110,000	50,000
Repayment of Federal Home Loan Bank advances	(100,000)	(40,000)
Proceeds from issuance of note payable	27,000	—
Repayment of note payable	(5,394)	(1,071)
Federal funds purchased	(1,153)	1,153
Proceeds from issuance of common stock	8,832	85
Proceeds from exercise of common stock options and warrants	317	263
Purchase of treasury stock	(146)	(579)
Sale of treasury stock	430	281
Cash dividends	(1,434)	(1,272)

Net cash from financing activities	64,013	4,639

Net Change In Cash And Cash Equivalents	31,949	(26,941)
Cash and Cash Equivalents At Beginning Of Period	15,558	42,499

Cash and Cash Equivalents At End Of Period	$47,507	$15,558

Supplemental Disclosures Of Cash Flows Information:
Cash Payments For:
Interest paid to depositors	$3,596	$2,243
Interest paid on borrowings	$727	$372
Income taxes	$3,058	$3,830
Non-cash investing and financing activities:
Assets acquired in merger	$199,380	$—
Liabilities assumed in merger	$168,880	$—
Transfer of loans to foreclosed assets	$318	$2,658

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of River Financial Corporation (the “Company”) and its wholly-owned banking subsidiary, River Bank and Trust (“RB&T”, the “Bank”). All material intercompany accounts and transactions have been eliminated in consolidation. The Bank provides a full range of commercial and consumer banking services in Alabama, including metropolitan Montgomery, Lee County, Autauga County, Elmore County, Tallapoosa County, Chilton County, Mobile County, Baldwin County, and Etowah County in Alabama. RB&T is primarily regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Alabama Banking Department. The Bank undergoes periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank (“FRB”) and is also subject to periodic examinations.

The accounting principles followed by the Company, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks, interest-bearing deposits with the Federal Reserve Bank of Atlanta (“FRB”), Federal Home Loan Bank (“FHLB”), correspondent banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The Company is required to maintain average reserve balances with the FRB or in cash. At December 31, 2018 and 2017, the Company’s reserve requirements were approximately $2.39 million and $2.43 million, respectively.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to- maturity are classified as available-for-sale. At December 31, 2018 and 2017, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

Management evaluates investment securities for other-than-temporary impairment on a quarterly basis. A decline in the market value of any investment below cost that is deemed other- than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income (loss).

Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include FRB stock, FHLB stock and other investments that do not have a readily determinable market value. These investments are carried at cost, which approximates fair value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses and unearned fees. Interest on loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance using the simple interest method. The past due or delinquency status of a loan is determined based on contractual payment terms.

Nonrefundable loan fees and costs incurred for loans are generally deferred and recognized in income over the life of the loans.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal. When a borrower has demonstrated the capacity to service the debt for a reasonable period of time, management may elect to resume the accrual of interest on the loan.

All other loans are deemed to be unimpaired and are grouped into various homogeneous risk pools utilizing regulatory reporting classifications. The Bank’s historical loss factors are calculated for each of these risk pools based on the net losses experienced as a percentage of the average loans outstanding. The time periods utilized in these historical loss factor calculations are subjective and vary according to management’s estimate of the impact of current economic cycles. As every loan has a risk of loss, minimum loss factors are estimated based on long term trends for the Bank, the banking industry, and the economy. The greater of the calculated historical loss factors or the minimum loss factors are applied to the unimpaired loan amounts currently outstanding for the risk pool and included in the analysis of the allowance for loan losses. In addition, certain qualitative adjustments may be included by management as additional loss factors applied to the unimpaired loan risk pools. These adjustments may include, among other things, changes in loan policy, loan administration, loan, geographic, or industry concentrations, loan growth rates, and experience levels of our lending officers. The loss allocations for specifically impaired loans, smaller impaired loans not specifically measured for impairment, and unimpaired loans are totaled to determine the total required allowance for loan losses. This total is compared to the current allowance on the Bank’s books and adjustments made accordingly by a charge or credit to the provision for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management assesses the adequacy of its allowance for loan losses at the end of each calendar quarter. Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments that are different than those of management.

Concentrations of Credit Risk

The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in its primary market areas in Alabama listed above. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas. Seventy-seven percent of the Company’s loan portfolio is secured by real estate, of which the majority is secured by real estate in the Company’s market areas. The Company, according to regulatory restrictions, may not generally extend credit to any single borrower or group of related borrowers on a secured basis in excess of 20% of capital, as defined, or $22.1 million, or on an unsecured basis in excess of 10% of capital, as defined, or $11 million. However, the Company has established internal policies that may further limit the extension of credit to any single borrower or group of related borrowers depending on their credit worthiness.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, i.e. put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are carried at the lower of aggregate cost or estimated market value. Gains and losses on loans held-for-sale are included in the determination of income for the period in which the sales occur. At December 31, 2018 and 2017, the cost of loans held-for-sale approximates the market value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the property accounts while replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is recognized. Depreciation expense is computed using the straight-line method over the following estimated useful lives. The useful estimated useful life for buildings is generally 40 years. The estimated useful life for furniture and equipment is generally 3-25 years.

Other Real Estate and Repossessed Assets

Other real estate represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair value less estimated disposal costs. Costs of improvements are capitalized, whereas costs relating to holding other real estate and valuation adjustments are expensed. Revenue and expenses from operations and changes in valuation allowance are included in net expenses from other real estate.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The Company recognizes the full fair value of the assets acquired and liabilities assumed and immediately expenses transaction costs. There is no separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit-related factors are incorporated directly into the fair value of the net tangible and intangible assets acquired. If the amount of consideration exceeds the fair value of assets purchased less the fair value of liabilities assumed, goodwill is recorded. Alternatively, if the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid, a gain (“bargain purchase gain”) is recorded. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Results of operations of the acquired business are included in the statement of income from the effective date of the acquisition. Additional information regarding acquisitions is provided in Note 2.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets purchased in business combinations. Goodwill is required to be tested annually for impairment or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performs its annual test for impairment in the fourth quarter of each year.

Intangible assets consist of core deposit premiums acquired in connection with business combinations and are based on the established value of acquired customer deposits. The core deposit premium is initially recognized based on a valuation performed as of the consummation date and is amortized over an estimated useful life of three to ten years. Amortization periods are reviewed annually in connection with the annual impairment testing of goodwill.

Purchased Loans

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior provisions and adjustment to accretable discount if no prior provisions have been made. This increase in accretable discount will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Any interest and penalties incurred in connection with income taxes are recorded as a component of other operating expenses in the consolidated financial statements.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using a fair value-based method of accounting, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Accumulated Other Comprehensive Income

At December 31, 2018 and 2017, accumulated other comprehensive income (loss) consisted of net unrealized gains (losses) on investment securities available-for-sale.

Revenue Recognition

Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company’s revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, and revenue related to the sale of residential mortgages in the secondary market, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company recognizes revenue from these activities as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Descriptions of the major revenue-generating activities that are within the scope of ASC 606, which are presented in the accompanying statements of income as components of non-interest income are as follows:

Service Charges and Fees – these represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the Company’s performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Investment Brokerage Revenue – retail brokerage fees are received from a third party broker-dealer, for which the Company acts as an agent, as part of a revenue-sharing agreement for fees earned from customers that are referred to the third party. These fees are for transactional and advisory services and are paid by the third party on a monthly or quarterly basis and recognized ratably throughout the quarter as the Company’s performance obligation is satisfied.

Bank Card Fees – bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. This income is included in other noninterest income on the consolidated statements of income.

Gains and Losses from the Sale of Bank Owned Property – the performance obligation in the sale of other real estate owned typically will be the delivery of control over the property to the buyer. If the Company is not providing the financing of the sale, the transaction price is typically identified in the purchase and sale agreement. However, if the Company provides seller financing, the Company must determine a transaction price, depending on if the sale contract is at market terms and taking into account the credit risk inherent in the arrangement.

Other non-interest income primarily includes items such as mortgage banking fees (gains from the sale of residential mortgage loans held for sale), bank-owned life insurance, and safe deposit box fees none of which are subject to the requirements of ASC 606.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affects the determination of the amount and timing of revenue from the above-described contracts with clients.

The Company has applied ASC 606 using the modified retrospective approach effective on January 1, 2018 to all existing contracts with clients covered under the scope of the standard. The Company did not have an aggregate effect of modification resulting from adoption of ASC 606, and no financial statement line items were affected by this change in accounting standard.

Net Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding. Anti-dilutive potential common shares are excluded from the diluted earnings per share computation. At December 31, 2018 and 2017, there were no antidilutive potential common shares.

The reconciliation of the components of basic and diluted earnings per share is as follows (amounts in thousands, except per share amounts):

	For the Year Ended December 31,
	2018	2017
Net income available to common shareholders	$8,506	$8,295
Weighted average common shares outstanding	5,217,348	5,095,305
Dilutive effect of stock options	93,726	84,797
Diluted common shares	5,311,074	5,180,102
Basic earnings per common share	$1.63	$1.63
Diluted earnings per common share	$1.60	$1.60

Segment Reporting

ASC Topic 280 “Segment Reporting,” provides for the identification of reportable segments on the basis of distinct business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons). ASC Topic 280 permits aggregation or combination of segments that have similar characteristics. In the Company’s operations, each bank branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products, and services. Accordingly, the Company’s consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Reclassifications

Certain 2017 amounts have been reclassified to conform to the presentation used in 2018. These reclassifications had no material effect on the operations, financial condition or cash flows of the Company.

Advertising

Advertising costs are expensed as incurred.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This will require lessees to recognize assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2018. The amendment should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. We conducted a review of our existing lease contracts and recorded a gross-up of our balance sheet of approximately $2.2 million as a result of recognizing lease liabilities and corresponding right of use assets for operating leases upon adoption as of January 1, 2019. The adoption of this guidance will not result in material changes to the recognition of operating lease expense.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance will apply to most financial assets measured at amortized cost and certain other instruments including loans, debt securities held to maturity, net investments in leases and off-balance-sheet credit exposures. The guidance will replace the current incurred loss accounting model that delays recognition of a loss until it is probable a loss has been incurred with an expected loss model that reflects expected credit losses based upon a broader range of estimates including consideration of past events, current conditions and supportable forecasts. The guidance also eliminates the current accounting model for purchased credit impaired loans and debt securities. For securities available for sale, credit losses are to be recognized as allowances rather than reductions in the amortized cost of the securities, which will require re-measurement of the related allowance at each reporting period. The guidance includes enhanced disclosure requirements intended to help financial statement users better understand estimates and judgments used in estimating credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Our implementation efforts continued throughout 2018, assessing credit loss forecasting models and processes against the new guidance. In the first quarter of 2019 we will begin running the expected loss model along with our current model. While we continue to evaluate the impact the new guidance will have on our financial position and results of operations, we currently expect the new guidance may result in an increase to our allowance for credit losses given the change to estimated losses over the contractual life of the loan portfolio. The amount of any change to our allowance is still under review and will depend, in part, upon the composition of our loan portfolio at the adoption date as well as economic conditions and loss forecasts at that date.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the manner in which an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill.

In computing the implied fair value of goodwill under Step 2, an entity, prior to the amendments in ASU 2017-04, had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, including unrecognized assets and liabilities, in accordance with the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. However, under the amendments in ASU 2017-04, an entity should (1) perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and (2) recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the understanding that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. ASU 2017-04 is effective prospectively for annual, or any interim, goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2017-04 in 2017 and based on the Company’s annual goodwill impairment test performed as of December 31, 2017 and 2018 under ASU 2017-04, the fair value of its reporting units exceeded the carrying value and, therefore, the related goodwill was not impaired.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. The amendments shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company does not believe that this ASU will have an impact on its financial position or results of operations.

In February 2018, FASB issued ASU 2018-02, “Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 seeks to help entities reclassify certain stranded income tax effects in accumulated other comprehensive income resulting from the Tax Cuts and Jobs Act of 2017, enacted on December 22, 2017. ASU 2018-02 was issued in response to concerns regarding current guidance in GAAP that requires deferred tax liabilities and assets to be adjusted for the effect of a change in tax laws or rates with the effect included in income from continuing operations in the reporting period that includes the enactment date, even in situations in which the related income tax effects of items in accumulated other comprehensive income were originally recognized in other comprehensive income (loss), rather than net income, and as a result the stranded tax effects would not reflect the appropriate tax rate. The amendments of ASU 2018-02 allow an entity to make a reclassification from accumulated other comprehensive income (loss) to retained earnings for the stranded tax effects, which is the difference between the historical corporate income tax rate of 34% and the newly enacted corporate income tax rate of 21%. ASU 2018-02 is effective for fiscal years beginning after December 31, 2018; however, public business entities are allowed to early adopt the amendments of ASU 2018-02. As a result of the re-measurement of the Company’s deferred tax assets following the enactment of the Tax Reform Act, accumulated other comprehensive loss included $333 thousand of stranded tax effects at December 31, 2017. The Company early adopted the amendments of 2018-02 as of December 31, 2017 and made the election to reclassify the stranded tax effects from accumulated other comprehensive loss to retained earnings at December 31, 2017.

(2) Business Combination

On October 31, 2018, the Company completed its merger with PSB Bancshares, Inc. (“PSB”), a bank holding company headquartered in Clanton, Alabama. At that time, PSB’s wholly-owned banking subsidiary, Peoples Southern Bank was merged with and into RB&T. Peoples Southern Bank had a total of three banking locations located in Clanton, and Thorsby, Alabama. Upon consummation of the acquisition, PSB was merged with and into the Company, with the Company as the surviving entity in the merger. PSB’s common shareholders received sixty (60) shares of the Company’s common stock and $6,610.00 in cash in exchange for each share of PSB’s common stock. The Company paid cash totaling $24.5 million and issued 222,360 shares of the Company’s common stock. The aggregate estimated value of the consideration given was approximately $30.5 million. The Company recorded $8.2 million of goodwill, which is nondeductible for tax purposes, as this acquisition was a nontaxable transaction. Merger expenses of approximately $1.84 million were charged directly to other noninterest expenses.

The acquisition of PSB was accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Assets acquired, liabilities assumed and consideration exchanged were recorded at their respective acquisition date fair values. Determining the fair value of assets and liabilities is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are preliminary and are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values becomes available.

The following table presents the assets acquired and liabilities assumed of PSB as of October 31, 2018, at their fair value estimates (amounts in thousands, except per share data):

	As Recorded By Peoples Southern Bank	Fair Value Adjustments		As Recorded By the Company
Cash and cash equivalents	$22,227	$—		$22,227
Bank owned certificates of deposit	3,449	(34)	(a)	3,415
Investment securities	100,887	55	(b)	100,942
Loans, net of unearned income	55,934	(715)	(c)	55,219
Allowance for loan losses	(1,005)	1,005	(d)	—

Net loans	54,929	290		55,219
Premises and equipment, net	1,562	3,744	(e)	5,306
Deferred income taxes, net	215	(2,048)	(f)	(1,833)
Core deposit intangible	—	4,650	(g)	4,650
Other assets	1,211	—		1,211

Total assets	$184,480	$6,657		$191,137

Noninterest-bearing deposits	$112,524	$—		$112,524
Interest-bearing deposits	54,902	(30)	(h)	54,872

Total deposits	167,426	(30)		167,396
Other liabilities	1,317	167	(i)	1,484

Total liabilities	168,743	137		168,880

Net identifiable assets acquired over liabilities assumed	15,737	6,520		22,257
Goodwill	—	8,243		8,243

Net assets acquired over liabilities assumed	$15,737	$14,763		$30,500

(a)	Adjustment reflects the fair value adjustment of the certificates of deposit in banks at acquisition date.
(b)	Adjustment reflects the fair value adjustment of the available-for-sale portfolio at acquisition date.
(c)	Adjustment reflects the fair value adjustment of the acquired loan portfolio at the acquisition date.
(d)	Adjustment reflects the elimination of PSB’s allowance for loan losses.
(e)	Adjustment reflects the fair value adjustment on PSB’s offices.
(f)	Adjustment reflects the recording of the net deferred tax asset (liability) created by the purchase adjustments.
(g)	Adjustment reflects the recording of the core deposit intangible asset.

(h)	Adjustment reflects the fair value adjustment of the time deposits at acquisition date.
(i)	Adjustment reflects the fair value adjustment for other liabilities.

Consideration:
Number of shares of PSB common stock outstanding at October 31, 2018	3,706
Per share exchange ratio	60

Number of shares of RFC common stock issued	222,360
RFC common stock price per share on October 31, 2018	$27

Fair value of RFC common stock issued	$6,003

Number of shares of PSB common stock outstanding at October 31, 2018	3,706
Cash consideration each PSB share is entitled to receive	$6,610

Total cash consideration (in thousands)	$24,497

Total stock consideration (in thousands)	$6,003
Total cash consideration (in thousands)	24,497

Total purchase price for PSB (in thousands)	$30,500

The discounts on loans will be accreted to interest income over the life of the loans using the level yield method. The core deposit intangible asset will be amortized over a ten year life on an accelerated basis.

The following unaudited supplemental pro forma information is presented to show estimated results assuming PSB was acquired as of the beginning of the earliest period presented. These unaudited pro forma results are not necessarily indicative of the operating results the Company would have achieved had it completed the acquisition as of January 1, 2017 and should not be considered as representative of future operating results (amounts in thousands).

For The Year Ended December 31,
2017
Net interest income—pro forma (unaudited)	$34,521
Net earnings—pro forma (unaudited)	$9,219
Diluted earnings per common share—pro forma (unaudited)	$1.71

In many cases, determining the fair value of the acquired assets and assumed liabilities requires the Company to estimate cash flows expected to result from those assets and liabilities and to discount those cash flows at appropriate rates of interest. The most significant of those determinations is related to the fair valuation of acquired loans. Acquired loans are initially recorded at their acquisition date fair values. The carryover of the allowance for loan losses is prohibited, as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for acquired loans are based on a discounted cash flow methodology that involves assumptions including the remaining life of the acquired loans, estimated prepayments, estimated value of the underlying collateral and net present value of cash flows expected to be collected. Acquired loans that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments are specifically identified and analyzed. The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non- accretable discount. The non-accretable discount represents estimated future credit losses expected to be incurred over the life of the loan.

Loans at the acquisition date are presented in the following table at fair value (amounts in thousands).

	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loans
Residential real estate	$342	$19,092	$19,434
Commercial real estate	463	13,521	13,984
Construction and land development	158	4,140	4,298
Commercial	2	11,194	11,196
Consumer	95	6,212	6,307

Total loans	$1,060	$54,159	$55,219

Loans at the acquisition date are presented in the following table at the gross contractual amount receivable (amounts in thousands).

	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loans
Residential real estate	$388	$19,122	$19,510
Commercial real estate	669	13,656	14,325
Construction and land development	202	4,172	4,374
Commercial	2	11,339	11,341
Consumer	99	6,285	6,384

Total loans	$1,360	$54,574	$55,934

There was a total of $62 thousand accreted to income from the acquired loan portfolio for the year ended December 31, 2018.

(3) Investment Securities

Investment securities available-for-sale at December 31, 2018 and 2017 are as follows (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018:
Securities available-for-sale:
Residential mortgage-backed	$108,915	$45	$(4,027)	$104,933
U.S. govt. sponsored enterprises	63,833	367	(278)	63,922
State, county, and municipal	57,417	219	(476)	57,160
Corporate debt obligations	2,670	7	(62)	2,615

Totals	$232,835	$638	$(4,843)	$228,630

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017:
Securities available-for-sale:
Residential mortgage-backed	$125,768	$23	$(2,819)	$122,972
U.S. govt. sponsored enterprises	13,176	8	(185)	12,999
State, county, and municipal	55,339	511	(349)	55,501
Corporate debt obligations	1,831	11	(25)	1,817

Totals	$196,114	$553	$(3,378)	$193,289

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Details concerning investment securities with unrealized losses as of December 31, 2018 and 2017 are as follows (amounts in thousands):

	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018:
Securities available-for-sale:
Residential mortgage-backed	$6,003	$27	$88,502	$4,000	$94,505	$4,027
U.S. govt. sponsored enterprises	9,786	13	8,116	265	17,902	278
State, county & municipal	19,043	149	13,880	327	32,923	476
Corporate debt obligations	516	3	332	59	848	62

Totals	$35,348	$192	$110,830	$4,651	$146,178	$4,843

December 31, 2017:
Securities available-for-sale:
Residential mortgage-backed	$43,811	$445	$75,046	$2,374	$118,857	$2,819
U.S. govt. sponsored enterprises	8,630	60	3,698	125	12,328	185
State, county & municipal	14,535	130	14,559	219	29,094	349
Corporate debt obligations	1,000	—	355	25	1,355	25

Totals	$67,976	$635	$93,658	$2,743	$161,634	$3,378

At December 31, 2018, one hundred fifty-five out of three hundred one securities were in a loss position due primarily to changing interest rates. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management had the ability and intent to hold debt securities until maturity, no declines were deemed to be other than temporary as of December 31, 2018 and 2017.

The proceeds and gross gains and gross losses from sales of securities available-for-sale for the years ended December 31, 2018 and 2017 are as follows (in thousands):

	Year ended December 31:
	2018	2017
Realized Gains (Losses)-Securities Sales:
Gross gains	$381	$63
Gross losses	(429)	(58)

Investment securities gains (losses), net	$(48)	$5

Proceeds from sales of investment securities	$59,907	$13,251

At December 31, 2018 and 2017, securities with a carrying value of approximately $61.5 million and $28.5 million, respectively, were pledged to secure public deposits as required by law. At December 31, 2018 and 2017, the carrying value of securities pledged to secure repurchase agreements was approximately $16.5 million and $20 million, respectively.

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2018, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Securities available-for-sale
Less than 1 year	$17,094	$17,092
1 to 5 years	55,924	56,000
5 to 10 years	23,597	23,733
After 10 years	27,305	26,872

	123,920	123,697
Residential mortgage-backed securities	108,915	104,933

Totals	$232,835	$228,630

(4) Loans

Major classifications of loans at December 31, 2018 and 2017 are summarized as follows (in thousands):

	December 31, 2018		December 31, 2017
	Amount	% of Total	Amount	% of Total
Residential real estate:
Closed-end 1-4 family—first lien	$162,249	23.0%	$115,776	21.4%
Closed-end 1-4 family—junior lien	5,739	0.8%	4,969	0.9%
Multi-family	16,938	2.4%	16,977	3.1%

Total residential real estate	184,926	26.2%	137,722	25.4%

Commercial real estate:
Nonfarm nonresidential	209,391	29.7%	173,443	32.0%
Farmland	10,417	1.5%	7,782	1.4%

Total commercial real estate	219,808	31.2%	181,225	33.4%

Construction and land development:
Residential	39,680	5.6%	25,830	4.8%
Other	62,430	8.9%	40,734	7.5%

Total construction and land development	102,110	14.5%	66,564	12.3%

Home equity lines of credit	39,040	5.5%	35,833	6.6%
Commercial loans:
Other commercial loans	112,927	16.0%	95,896	17.7%
Agricultural	1,743	0.2%	1,581	0.3%
State, county, and municipal loans	19,756	2.9%	8,332	1.5%

Total commercial loans	134,426	19.1%	105,809	19.5%

Consumer loans	33,867	4.8%	23,231	4.3%

Total gross loans	714,177	101.3%	550,384	101.5%
Allowance for loan losses	(6,577)	-0.9%	(4,881)	-0.9%
Net deferred loan fees and discounts	(2,915)	-0.4%	(3,263)	-0.6%

Net loans	$704,685	100.0%	$542,240	100.0%

For purposes of the disclosures required pursuant to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are three primary loan portfolio segments that include real estate, commercial, and consumer. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and the Company’s method for monitoring and assessing credit risk. Classes within the real estate portfolio segment include residential real estate, commercial real estate, construction and land development and home equity lines of credit. The portfolio segments of non-real estate commercial loans and consumer loans have not been further segregated by class.

The following describe risk characteristics relevant to each of the portfolio segments:

Real estate—As discussed below, the Company offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

Residential real estate and home equity lines of credit are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

Commercial real estate loans include both owner-occupied commercial real estate loans and other commercial real estate loans secured by income producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans secured by farmland are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

Construction and land development loans are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

Commercial loans—The commercial loan portfolio segment includes commercial and industrial loans, agricultural loans and loans to state and municipalities. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows or tax revenues. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.

Consumer loans—The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018 and 2017 (amounts in thousands). The acquired loans are not included in the allowance for loan losses calculation, as these loans are recorded at fair value and there has been no further indication of credit deterioration that would require an additional provision.

	Real Estate Mortgage Loans
Allowance for Loan Losses	Residential	Commercial	Construction and Land Development	Home Equity Lines Of Credit	Commercial	Consumer	Total
Balance – December 31, 2017	$1,167	$1,604	$606	$333	$954	$217	$4,881
Provision for loan losses	438	453	298	69	566	136	1,960
Loan charge-offs	(41)	(109)	—	(20)	(284)	(48)	(502)
Loan recoveries	15	13	38	12	139	21	238

Balance – December 31, 2018	$1,579	$1,961	$942	$394	$1,375	$326	6,577

Ending balance:
Individually evaluated for impairment	$507	$54	$8	$—	$143	$13	$725
Collectively evaluated for impairment	$1,072	$1,907	$934	$394	$1,232	$313	$5,852
Loans:
Individually evaluated for impairment	$2,008	$1,925	$158	$100	$262	$54	$4,507
Collectively evaluated for impairment	$182,586	$217,445	$101,799	$38,940	$134,163	$33,726	$708,659
Acquired loans with deteriorated credit quality	$332	$438	$153	$—	$1	$87	$1,011
Percent of loans in each category to total loans	25.9%	30.8%	14.3%	5.5%	18.8%	4.7%	100.0%

	Real Estate Mortgage Loans
Allowance for Loan Losses	Residential	Commercial	Construction and Land Development	Home Equity Lines Of Credit	Commercial	Consumer	Total
Balance – December 31, 2016	$602	$1,456	$731	$190	$829	$199	$4,007
Provision for loan losses	573	440	(112)	239	487	113	1,740
Loan charge-offs	(32)	(308)	(24)	(100)	(466)	(109)	(1,039)
Loan recoveries	24	16	11	4	104	14	173

Balance – December 31, 2017	$1,167	$1,604	$606	$333	$954	$217	$4,881

Ending balance:
Individually evaluated for impairment	$526	$187	$11	$—	$174	$10	$908
Collectively evaluated for impairment	$641	$1,417	$595	$333	$780	$207	$3,973
Loans:
Individually evaluated for impairment	$2,611	$2,295	$168	$100	$301	$87	$5,562
Collectively evaluated for impairment	$135,111	$178,930	$66,396	$35,733	$105,508	$23,144	$544,822
Percent of loans in each category to total loans	25.1%	32.9%	12.1%	6.5%	19.2%	4.2%	100.0%

The Bank individually evaluates for impairment all loans that are on nonaccrual status. Additionally, all troubled debt restructurings are individually evaluated for impairment. A loan is considered impaired when, based on current events and circumstances, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral-dependent. Management may also elect to apply an additional collective reserve to groups of impaired loans based on current economic or market factors. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance.

The following tables present impaired loans by class of loans as of December 31, 2018 and 2017 (amounts in thousands). The purchased credit-impaired loans are not included in these tables because they are carried at fair value and accordingly have no related associated allowance.

December 31, 2018
Nonaccruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$1,519	$1,519	$118	$1,401	$505
Commercial real estate	423	142	142	—	—
Construction and land development	—	—	—	—	—

Total mortgage loans on real estate	1,942	1,661	260	1,401	505
Home equity lines of credit	—	—	—	—	—
Commercial loans	143	143	—	143	143
Consumer loans	—	—	—	—	—

Total Loans	$2,085	$1,804	$260	$1,544	$648

Accruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$489	$489	$370	$119	$2
Commercial real estate	1,783	1,783	965	818	54
Construction and land development	221	158	—	158	8

Total mortgage loans on real estate	2,493	2,430	1,335	1,095	64
Home equity lines of credit	100	100	100	—	—
Commercial loans	119	119	119	—	—
Consumer loans	54	54	29	25	13

Total Loans	$2,766	$2,703	$1,583	$1,120	$77

Total Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$2,008	$2,008	$488	$1,520	$507
Commercial real estate	2,206	1,925	1,107	818	54
Construction and land development	221	158	—	158	8

Total mortgage loans on real estate	4,435	4,091	1,595	2,496	569
Home equity lines of credit	100	100	100	—	—
Commercial loans	262	262	119	143	143
Consumer loans	54	54	29	25	13

Total Loans	$4,851	$4,507	$1,843	$2,664	$725

December 31, 2017
Nonaccruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$1,767	$1,767	$350	$1,417	$526
Commercial real estate	500	328	328	—	—
Construction and land development	—	—	—	—	—

Total mortgage loans on real estate	2,267	2,095	678	1,417	526
Home equity lines of credit	—	—	—	—	—
Commercial loans	—	—	—	—	—
Consumer loans	204	54	54	—	—

Total Loans	$2,471	$2,149	$732	$1,417	$526

Accruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$844	$844	$844	$—	$—
Commercial real estate	1,968	1,967	540	1,427	187
Construction and land development	232	168	—	168	11

Total mortgage loans on real estate	3,044	2,979	1,384	1,595	198
Home equity lines of credit	100	100	100	—	—
Commercial loans	300	301	127	174	174
Consumer loans	33	33	—	33	10

Total Loans	$3,477	$3,413	$1,611	$1,802	$382

Total Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential	$2,611	$2,611	$1,194	$1,417	$526
Commercial real estate	2,468	2,295	868	1,427	187
Construction and land development	232	168	—	168	11

Total mortgage loans on real estate	5,311	5,074	2,062	3,012	724
Home equity lines of credit	100	100	100	—	—
Commercial loans	300	301	127	174	174
Consumer loans	237	87	54	33	10

Total Loans	$5,948	$5,562	$2,343	$3,219	$908

The following table presents the average recorded investment in impaired loans and the interest income recognized on impaired loans in the years ended December 31, 2018 and 2017 by loan category (in thousands).

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Average Recorded Investment	Interest Income	Average Recorded Investment	Interest Income
Mortgage loans on real estate:
Residential real estate	$2,020	$23	$2,209	$50
Commercial real estate	2,117	92	3,027	80
Construction and land development	163	8	181	10

Total mortgage loans on real estate	4,300	123	5,417	140
Home equity lines of credit	100	6	100	6
Commercial loans	268	9	498	15
Consumer loans	60	3	116	1

Total Loans	$4,728	$141	$6,131	$162

For the years ended December 31, 2018 and 2017, the Bank did not recognize a material amount of interest income on impaired loans.

The following tables present the aging of the recorded investment in past due loans and non-accrual loan balances as of December 31, 2018 and 2017 by class of loans (amounts in thousands).

	Accruing Loans
As of December 31, 2018	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual Loans	Total Loans
Mortgage loans on real estate:
Residential	$181,252	$1,528	$19	$2,127	$184,926
Commercial real estate	219,578	68	—	162	219,808
Construction and land development	101,993	23	—	94	102,110

Total mortgage loans on real estate	502,823	1,619	19	2,383	506,844
Home equity lines of credit	38,891	24	—	125	39,040
Commercial loans	134,066	217	—	143	134,426
Consumer loans	33,544	234	—	89	33,867

Total Loans	$709,324	$2,094	$19	$2,740	$714,177

	Accruing Loans
As of December 31, 2017	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual Loans	Total Loans
Mortgage loans on real estate:
Residential	$134,565	$857	$410	$1,890	$137,722
Commercial real estate	180,826	—	—	399	181,225
Construction and land development	66,275	221	—	68	66,564

Total mortgage loans on real estate	381,666	1,078	410	2,357	385,511
Home equity lines of credit	35,591	152	10	80	35,833
Commercial loans	105,081	728	—	—	105,809
Consumer loans	22,906	175	1	149	23,231

Total Loans	$545,244	$2,133	$421	$2,586	$550,384

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Bank uses the following definitions for their risk ratings:

Accruing Loans—Special Mention: Weakness exists that could cause future impairment, including the deterioration of financial ratios, past due status and questionable management capabilities. Collateral values generally afford adequate coverage but may not be immediately marketable.

Substandard: Specific and well-defined weaknesses exist that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

Doubtful: Specific weaknesses characterized as Substandard that are severe enough to make collection in full unlikely. There is no reliable secondary source of full repayment. Loans classified as doubtful will usually be placed on non-accrual, analyzed and fully or partially charged off based on a review of any collateral and other relevant factors.

Nonaccrual: Specific weakness characterized as Doubtful that are severe enough for the loan to be placed on nonaccrual status because collection of all contractual principal and interest payments is considered unlikely.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “Pass” rated loans. As of December 31, 2018 and 2017, and based on the most recent analyses performed, the risk category of loans by class of loans is as follows (amounts in thousands):

As of December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:
Residential	$179,132	$2,435	$3,270	$89	$184,926
Commercial real estate	212,421	4,609	2,778	—	219,808
Construction and land development	101,612	49	449	—	102,110

Total mortgage loans on real estate	493,165	7,093	6,497	89	506,844
Home equity lines of credit	38,530	285	225	—	39,040
Commercial loans	131,449	2,612	343	22	134,426
Consumer loans	33,269	330	268	—	33,867

Total Loans	$696,413	$10,320	$7,333	$111	$714,177

As of December 31, 2017	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:
Residential	$132,914	$1,390	$3,418	$—	$137,722
Commercial real estate	175,208	4,238	1,779	—	181,225
Construction and land development	65,656	750	158	—	66,564

Total mortgage loans on real estate	373,778	6,378	5,355	—	385,511
Home equity lines of credit	35,580	14	203	36	35,833
Commercial loans	103,137	2,234	438	—	105,809
Consumer loans	22,865	58	308	—	23,231

Total Loans	$535,360	$8,684	$6,304	$36	$550,384

Troubled Debt Restructurings (TDR):

At December 31, 2018 and 2017, loans totaling $3.3 million and $2.4 million, respectively, were classified as TDRs and impaired. The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession. The Company restructured 5 loans totaling $823 thousand in 2018 and 1 loan totaling $57 thousand in 2017.

During the year ended December 31, 2018 there was one residential real estate loan with a balance of $54 thousand and one commercial loan with a balance of $143 thousand that were modified within the previous twelve months that were in default of their modified terms. During the year ended December 31, 2017 there were no loans that were modified within the previous twelve months that were in default of their modified terms.

(5) Premises and Equipment

Major classifications of premises and equipment as of December 31, 2018 and 2017 are summarized as follows (amounts in thousands):

	December 31,
	2018	2017
Land and improvements	$6,555	$6,123
Buildings and improvements	20,736	15,967
Leasehold improvements	678	658
Furniture, equipment, and vehicle	4,951	4,099

Total	32,920	26,847
Accumulated depreciation	(6,093)	(5,038)

Premises and equipment, net	$26,827	$21,809

Depreciation expense amounted to approximately $1.1 million in 2018 and $946 thousand in 2017.

(6) Foreclosed assets

Other real estate and certain other assets acquired in foreclosure are carried at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property. There was a total of approximately $276 thousand in residential real estate foreclosures for December 31, 2018 and $323 thousand residential in real estate foreclosures for December 31, 2017. An analysis of foreclosed properties for the years ended December 31, 2018 and 2017 follows (in thousands).

	Year ended December 31,
	2018	2017
Balance at beginning of year	$1,546	$1,151
Transfers from loans	318	2,658
Foreclosed property sold	(1,248)	(2,118)
Write-down of foreclosed property	(120)	(145)

Balance at end of year	$496	$1,546

Expenses applicable to foreclosed assets for the years ended December 31, 2018 and 2017 include the following (amounts in thousands).

	Year ended December 31,
	2018	2017
Net (gain) loss on sales of foreclosed assets	$20	$(72)
Write-down of foreclosed property	120	145
Operating expenses, net of rental income	60	90

Total	$200	$163

(7) Deposits

The following table sets forth the major classifications of deposits at December 31, 2018 and 2017 (in thousands):

	December 31,
	2018	2017
Demand deposits, non-interest bearing	$241,274	$185,171
Demand deposits, interest bearing	239,463	195,792
Money market accounts	200,143	153,732
Savings deposits	55,733	29,441
Time certificates of $250,000 or more	47,251	37,045
Other time certificates	114,843	98,680

Totals	$898,707	$699,861

As of December 31, 2018, the scheduled maturities of certificates of deposit are as follows for certificates of deposit less than $250 thousand and for certificates of deposit (“CDs”) of $250 thousand or more (in thousands):

CDs Less Than $250,000
2019	$83,811
2020	16,136
2021	7,553
2022	5,569
2023	1,774
Maturing after 2023	—

Total	$114,843

CDs $250,000 or more
2019	$34,089
2020	2,251
2021	5,835
2022	3,530
2023	1,546
Maturing after 2023	—

Total	$47,251

(8) Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreement are sold for one business day only. Securities sold under these arrangements are held in safekeeping by the Bank’s primary correspondent bank and may not be pledged, assigned, sold, or otherwise transferred or utilized by the customer. Interest rates on securities sold under repurchase agreement are determined daily by the Bank.

Securities sold under repurchase agreements were $8 million and $13.9 million at December 31, 2018 and 2017, respectively. The agreements were secured by investment securities with a fair value of approximately $16.5 million and $20 million at December 31, 2018 and 2017, respectively. The weighted average interest rate paid on these agreements was 0.37% and 0.21% for the years ended December 31, 2018 and 2017.

(9) Federal Home Loan Bank and Other Borrowings

At December 31, 2018, the Company had outstanding advances from the FHLB that are summarized as follows (in thousands):

December 31, 2018:
Advance	Maturity	Rate	Rate Type
$10,000	1/16/2019	2.44%	Fixed
10,000	1/28/2019	2.48%	Fixed

$20,000

December 31, 2017:
Advance	Maturity	Rate	Rate Type
$5,000	1/22/2018	1.26%	Fixed
5,000	2/12/2018	1.38%	Fixed

$10,000

At December 31, 2018 and 2017, the Company had outstanding unfunded standby letters of credit with the FHLB totaling approximately $5.1 million and $1.6 million, respectively.

The Company had pledged under blanket floating liens approximately $268 million and $203 million in residential first mortgage loans, home equity lines of credit, commercial real estate loans, and loans secured by multi-family real estate as security for these advances, letters of credit, and possible future advances as of December 31, 2018 and 2017, respectively. The value of the pledged collateral, when using appropriate discount percentages as prescribed by the FHLB, equals or exceeds the advances and unfunded letters of credit outstanding. At December 31, 2018 and 2017, the Company had approximately $116.8 million and $95.5 million of additional borrowing capacity under its borrowing arrangement with the FHLB.

On December 31, 2015, the Company entered into a loan agreement with SouthPoint Bank of Birmingham, Alabama for $7.5 million. The loan proceeds were drawn and received by the Company on January 4, 2016. The loan proceeds were used to fund the payment of the cash consideration to the Keystone shareholders of $7.3 million in accordance with the merger agreement and for general corporate purposes. The loan carried a variable interest rate equal to the Wall Street Journal Prime Rate. The loan was secured by all of the common stock of the Bank. The balance at December 31, 2017 was $5.4 million. The loan was paid in full during 2018.

On October 31, 2018, the Company entered into a loan agreement with CenterState Bank for $27 million. The loan proceeds were drawn and received by the Company on October 31, 2018. The loan proceeds were used to fund the payment of the cash consideration to the PSB shareholders of $24.5 million in accordance with the merger agreement and for general corporate purposes. The loan carries a fixed interest rate of 6%. The loan is secured by all of the common stock of the Bank. The balance at December 31, 2018 was $27 million. The bank will have principal and interest payments due quarterly beginning in January 2019. The final principal payment will be paid at October 30, 2025. The terms of the loan agreement require the Bank to maintain a classified assets to tier 1 capital plus ALLL ratio not to exceed 40%, a tier 1 leverage ratio of at least 8%, a total risk-based ratio of at least 12%, and a fixed charge coverage ratio of at least 1:3:1 times. The loan agreement also requires the Bank to maintain at least $2 million in liquid assets at all times during the term of the loan.

Principal payments on the CenterState Bank loan are due as follows:

2019	$3,202
2020	3,400
2021	3,608
2022	3,830
2023	4,065
Afterward	8,858

Total	$26,963

The Company had available lines of credit for overnight federal funds borrowings totaling $38.5 million and $28.5 million at December 31 2018, and 2017, respectively. At December 31, 2018, the Company had no outstanding federal funds purchased balance. At December 31, 2017, the Company had an outstanding federal funds purchased balance of $1.2 million with an interest rate of 2.20%.

(10) Income Taxes

The Tax Cuts and Jobs Act (the “Act”), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate from 34% to 21%. As ASC 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is 21%. The deferred tax expense recorded related to the remeasurement of net deferred tax assets was $545 thousand in 2017. Additionally, the deferred tax effects on the unrealized holding losses for available for sale securities was also remeasured as a component of deferred income tax expense in the amount of $333 thousand in 2017.

The components of income tax expense for the years ended December 31, 2018 and 2017 are as follows (in thousands):

	2018	2017
Current	$3,282	$3,360
Deferred	(899)	281
Change in federal income tax rate		878

Total income tax expense	$2,383	$4,519

The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes for the years ended December 31, 2018 and 2017 is as follows (in thousands):

	2018	2017
Net income before taxes	$10,889	$12,814
Statutory federal tax rate	21%	34%

Tax on income at statutory federal tax rate	2,287	4,357
Increase (decrease) resulting from:
Federal income tax benefit of state income taxes	(92)	(156)
Tax exempt income on loans	(95)	(82)
Tax exempt income on investments	(178)	(384)
Tax exempt income from bank-owned life insurance	(120)	(144)
Tax exempt death benefits from bank-owned life insurance	—	(226)
Nondeductible expenses	143	66
Change in federal income tax rate	—	878
State income tax	438	460
Other	—	(250)

Total	$2,383	$4,519

The following summarizes the components of deferred taxes at December 31, 2018 and 2017 (in thousands).

	2018	2017
Deferred tax assets:
Loans and allowance for loan losses	$1,937	$1,517
Accrued expenses	219	—
Deferred compensation	600	282
Unrealized losses on investment securities available- for-sale	1,062	709
Other	485	497

Total deferred tax assets	4,303	3,005

Deferred tax liabilities:
Core deposit intangible	(1,400)	(391)
Depreciation	(1,717)	(602)
Other	(5)	(35)

Total deferred tax liabilities	(3,122)	(1,028)

Net deferred income tax assets	$1,181	$1,977

(11) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company requires collateral or other security to support financial instruments with credit risk.

Financial instruments whose contract amount represents credit risk at December 31, 2018 and 2017 were as follows (in thousands):

	2018	2017
Commitments to extend credit	$146,462	$142,878
Stand-by and performance letters of credit	5,412	2,268

Total	$151,874	$145,146

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon an extension of credit, if deemed necessary by the Company, is based on management’s credit evaluation. The type of collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby and performance letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company has entered into operating lease agreements for four branch locations and various office equipment. Total rent expense for 2018 and 2017 was approximately $452 thousand and $393 thousand, respectively. Future minimum rent on operating leases as of December 31, 2018 is as follows (in thousands):

2019	$609
2020	588
2021	541
2022	523
2023	533
Thereafter	958

Total	$3,752

(12) Employee Benefit Plans

Equity Incentive Plan

During 2015, the Company adopted the River Financial Corporation 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”). These Equity Incentive Plans were adopted to provide a means of enhancing and encouraging the recruitment and retention of individuals on whom the success of the Company depends.

The 2015 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock unit awards, and restricted stock awards. A total of 300,000 shares were reserved for possible issuance under the 2015 Equity Incentive Plan. The maximum term of grants under the plan is ten years and the plan expires ten years after the adoption date.

A summary of activity in the outstanding stock options for the years ended December 31, 2018 and 2017 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Range of Exercise Prices
Outstanding at January 1, 2018	268,375	$14.77	5.87
Granted	85,500	26.89
Exercised	(28,450)	11.16

Outstanding at December 31, 2018	325,425	$18.27	6.52	$8.40 to $27.00

Exercisable at December 31, 2018	150,525	$14.29	4.26	$8.40 to $27.00

Outstanding at January 1, 2017	267,425	$14.11	6.27
Granted	20,500	20.43
Exercised	(19,550)	11.73

Outstanding at December 31, 2017	268,375	$14.77	5.87	$8.00 to $22.75

Exercisable at December 31, 2017	142,575	$13.28	3.98	$8.00 to $22.75

The total fair value of shares underlying the options which vested during the years ended December 31, 2018 and 2017, was $874 thousand and $951 thousand, respectively. The intrinsic value of options exercised during the years ended December 31, 2018 and 2017 was $365 thousand and $250 thousand, respectively. The aggregate intrinsic value of total options outstanding and exercisable options at December 31, 2018 was $1.86 million and $1.46 million, respectively. Cash received from options exercised for the year ended December 31, 2018 was $317 thousand. There was no income tax benefit recognized for the exercise of options for the years ended December 31, 2018 and 2017 as all options exercised were incentive stock options.

As of December 31, 2017, unvested stock options totaled 125,800. During 2018, there were 85,500 stock options that were granted and 36,400 stock options that vested resulting in unvested stock options of 174,900 as of December 31, 2018.

The stock options granted in 2018 and 2017 have a weighted average calculated value of $3.85 and $2.22, respectively. The dividend yield is the estimated dividend we expect to pay over the next four or five years. The expected life is calculated as the mid-point between the weighted-average time to vesting and the contractual maturity. The expected volatility is the approximate industry average for small bank and holding companies. The risk free interest rate is the U.S. Treasury rate on the day of the option grant for a term equal to the expected life of the option. The calculated value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2018	2017
Dividend yield (after three years)	1.50%	1.50%
Expected life in years	7	7
Expected volatility	10.00%	10.00%
Risk free interest rate	3.05%	2.07%

The Company recognized $68 thousand and $56 thousand in compensation expense related to performance share awards during 2018 and 2017, respectively. As of December 31, 2018, there was approximately $412 thousand of unrecorded compensation expense related to the performance share awards which is expected to be recognized over a weighted average period of 1.8 years.

Defined Contribution Plan

The Company provides a 401(k) employee stock ownership plan, which covers substantially all of the Company’s employees who are eligible, as to age and length of service. A participant may elect to make contributions up to $18,500 and $18,000 of the participant’s annual compensation in 2018 and 2017. The Company makes contributions up to 3% of each participant’s annual compensation and the Company matches 50% of the next 2% contributed by the employee. Contributions to the plan by Company were approximately $341 thousand and $306 thousand in 2018 and 2017, respectively. Outstanding shares of the Company’s common stock allocated to participants at December 31, 2018 and 2017 totaled 68,889 and 53,715 respectively, and there were no unallocated shares. These shares are treated as outstanding for purposes of calculating earnings per share and dividends on these shares are included in the Consolidated Statements of Stockholders’ Equity.

The Company’s KSOP includes a put option for shares of the Company’s common stock distributed from the KSOP. Shares are distributed from the KSOP primarily to separated vested participants and certain eligible participants who elect to diversify their account balances. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value during two put option periods following the distribution of the shares from the KSOP. The first put option period is within sixty days following the distribution of the shares from the KSOP. The second put option period begins on the first day of the fifth month of the plan year for a sixty day period. The fair value of distributed shares subject to the put option totaled $0 as of December 31, 2018 and December 31, 2017. The cost of the KSOP shares totaled $1.37 million and $950 thousand as of December 31, 2018 and December 31, 2017, respectively. Due to the Company’s obligation under the put option, the distributed shares and KSOP shares are classified as temporary equity in the mezzanine section of the consolidated statements of financial condition and totaled $1.37 million and $950 thousand as of December 31, 2018 and December 31, 2017, respectively. The fair value of the KSOP shares totaled $1.65 million and $1.32 million as of December 31, 2018 and December 31, 2017, respectively.

(13) Stock Warrants

On December 31, 2015, the Company assumed the outstanding stock warrants of Keystone. These warrants were issued to the initial organizers of Keystone in 2007. At the time of the merger the warrants were converted under the terms of the merger. A total of 36,000 warrants were assumed with an exercise price of $8.00 per share. These warrants expired on March 1, 2017. During 2016, warrants for 29,750 shares were exercised. At December 31, 2016, the remaining 6,250 shares were vested and exercisable. During 2017, the remaining - warrants were exercised. There were no warrants exercised in 2018. None of the warrants have been forfeited. No compensation expense is required by accounting principles generally accepted in the United State of America to be recorded in connection with these stock warrants.

(14) Related Party Transactions

The Company conducts transactions with its directors and executive officers, including companies in which such directors and executive officers have a beneficial interest, in the normal course of business. It is the Company’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons. At December 31, 2018 and 2017, deposits from directors, executive officers and their related interests aggregated approximately $5.7 million and $4 million, respectively. These deposits were taken in the normal course of business at market interest rates.

The following is a summary of activity for related party loans for 2018 and 2017 (in thousands):

	2018	2017
Balance at beginning of year	$8,369	$9,551
New loans	11,097	15,690
Repayments	14,145	16,872

Balance at end of year	$5,321	$8,369

(15) Regulatory Matters

Banking regulations limit the amount of dividends that the Banks may pay without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In July 2013, the federal bank regulatory agencies issued final rules implementing the Basel III regulatory capital framework as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rules took effect for the Bank on January 1, 2015, subject to a transition period for certain parts of the rules. The rules revise the minimum capital requirements and adjust the prompt corrective action thresholds applicable to financial institutions under the agencies’ jurisdiction. The rules revise the regulatory capital elements, add a new common equity Tier 1 capital ratio, increase the minimum Tier 1 capital ratio requirements, and implement a new capital conservation buffer. The rules also permit certain banking organizations to retain, through a one-time election, the existing treatment of accumulated other comprehensive income. The Bank has made the election to retain the existing treatment for accumulated other comprehensive income.

The rules are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such “off-balance sheet” activities as loans sold with recourse, loan commitments, guarantees, and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity, such as preferred stock, that may be included in capital. Certain items, such as goodwill and other intangible assets, are deducted from capital in arriving at the various regulatory capital measures, such as common equity Tier 1 capital, Tier 1 capital, and total risk-based capital.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018 and 2017, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2018 and 2017, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the Bank’s capital amounts and ratios with the required minimum levels for capital adequacy purposes including the phase in of the capital conservation buffer under Basel III and minimum levels to be well capitalized (as defined) under the regulatory prompt corrective action regulations.

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table below.

As of December 31, 2018:	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$115,721	14.253%	$80,174	>= 9.875%	$81,189	>= 10.000%
Common Equity Tier 1 Capital (To Risk- weighted Assets)	109,144	13.443%	51,758	>= 6.375%	$52,773	>= 6.500%
Tier 1 Capital (To Risk-Weighted Assets)	109,144	13.443%	63,936	>= 7.875%	$64,951	>= 8.000%
Tier 1 Capital (To Average Assets)	109,144	14.006%	31,172	>= 4.000%	$38,965	>= 5.000%

As of December 31, 2017:	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)	$89,604	14.325%	$57,859	>= 9.250%	$62,551	>= 10.000%
Common Equity Tier 1 Capital (To Risk- weighted Assets)	84,724	13.545%	35,967	>= 5.750%	$40,658	>= 6.500%
Tier 1 Capital (To Risk-Weighted Assets)	84,724	13.545%	45,349	>= 7.250%	$50,040	>= 8.000%
Tier 1 Capital (To Average Assets)	84,724	10.429%	32,497	>= 4.000%	$40,621	>= 5.000%

(16) Fair Value Measurements and Disclosures

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, other real estate, and repossessed assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model- based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded or disclosed at fair value.

Cash and Cash Equivalents

For disclosure purposes, for cash, due from banks, interest-bearing deposits, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Certificates of Deposits in Banks

For disclosure purposes, for certificates of deposits in banks, the carrying amount is a reasonable estimate of fair value.

Securities Available-for-Sale

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities include mortgage-backed securities issued by government sponsored enterprises and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Other Investments

For disclosure purposes, the carrying amount of other investments approximates their fair value.

Loans and Mortgage Loans Held-for-Sale

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. When a loan is identified as individually impaired, management measures impairment using one of three methods. These methods include collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2018 and 2017, impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral, or loans that are charged down according to the fair value of collateral, require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on an appraised value, the Company records the impaired loan as nonrecurring Level 3.

For disclosure purposes, the fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held-for-sale are carried at cost, which is a reasonable estimate of fair value.

Bank Owned Life Insurance

For disclosure purposes, the fair value of the cash surrender value of life insurance policies is equivalent to the carrying value.

Accrued Interest Receivable

For disclosure purposes, the fair value of the accrued interest on investments and loans is the carrying value.

Foreclosed Assets

Other real estate properties and miscellaneous repossessed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When fair value is based on an appraised value or management’s estimate of value, the Company records the foreclosed asset as nonrecurring Level 3.

Deposits

For disclosure purposes, the fair value of demand deposits, interest-bearing demand deposits, money market accounts, and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-rate maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest Payable

For disclosure purposes, the fair value of the accrued interest payable on deposits is the carrying value.

Federal Home Loan Bank Advances

For disclosure purposes, the fair value of the FHLB advances is based on the quoted value for similar remaining maturities provided by the FHLB.

Federal Funds Purchased

For disclosure purposes, the fair value of federal funds purchased is the carrying value.

Note Payable

For disclosure purposes, the fair value of the fixed rate note payable is the carrying value.

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are generally short-term and made using variable rates, the carrying value and estimated fair value associated with these instruments are immaterial.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017. There were no transfers between levels during 2018 or 2017 (in thousands).

	Fair Value Measurements At Reporting Date Using:
December 31, 2018:	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale:
Residential mortgage-backed	$104,933	$—	$104,933	$—
U.S. government agencies	63,922	—	63,922	—
State, county, and municipal	57,160	—	57,160	—
Corporate obligations	2,615	—	2,615	—

Totals	$228,630	$—	$228,630	$—

	Fair Value Measurements At Reporting Date Using:
December 31, 2017:	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale:
Residential mortgage-backed	$122,972	$—	$122,972	$—
U.S. government agencies	12,999	—	12,999	—
State, county, and municipal	55,501	—	55,501	—
Corporate obligations	1,817	—	1,817	—

Totals	$193,289	$—	$193,289	$—

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2018 and 2017 (in thousands).

	Fair Value Measurements At Reporting Date Using:
December 31, 2018:	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$3,782	$—	$—	$3,782
Foreclosed assets	496	—	—	496

Totals	$4,278	$—	$—	$4,278

	Fair Value Measurements At Reporting Date Using:
December 31, 2017:	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$4,654	$—	$—	$4,654
Foreclosed assets	1,546	—	—	1,546

Totals	$6,200	$—	$—	$6,200

The Company has estimated the fair values of these assets using Level 3 inputs, specifically the appraised value of the collateral. Impaired loan balances represent those collateral dependent impaired loans where management has estimated the credit loss by comparing the loan’s carrying value against the expected realizable fair value of the impaired loan for the amount of the credit loss. The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2018 or 2017. For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2018 and 2017 for the valuation technique, we used appraisals. For the significant unobservable input, we used appraisal discounts and the weighted average input of 15-20% was used. This is for years ended December 31, 2018 and 2017.

The estimated fair values and related carrying values of the Company’s financial instruments at December 31, 2018 and 2017 were as follows (amounts in thousands):

		Estimated Fair Value
December 31, 2018:	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$47,507	$47,507	$—	$—
Certificates of deposit in banks	6,166	—	6,166	—
Securities available-for-sale	228,630	—	228,630	—
Restricted equity securities	1,941	—	—	1,941
Loans receivable	704,685	—	699,076	3,782
Loans held for sale	2,619	—	2,619	—
Bank owned life insurance	20,563	—	20,563	—
Accrued interest receivable	3,260	—	3,260	—
Financial liabilities:
Deposits	898,707	—	861,683	—
Accrued interest payable	462	—	462
Securities sold under agreements to repurchase	7,975	—	7,975	—
Federal Home Loan Bank advances	20,000		19,999
Federal funds purchased	—		—
Note payable	26,963	—	26,963	—

		Estimated Fair Value
December 31, 2017:	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$15,558	$15,558	$—	$—
Certificates of deposit in banks	5,214	—	5,214	—
Securities available-for-sale	193,289	—	193,289	—
Restricted equity securities	1,259	—	—	1,259
Loans receivable	542,240	—	536,701	4,654
Loans held for sale	3,858	—	3,858	—
Bank owned life insurance	19,991	—	19,991	—
Accrued interest receivable	2,499	—	2,499	—
Financial liabilities:
Deposits	699,861	—	675,871	—
Accrued interest payable	121		121
Securities sold under agreements to repurchase	13,865	—	13,865	—
Federal Home Loan Bank advances	10,000		9,997
Federal funds purchased	1,153	—	1,153	—
Note payable	5,357		5,357

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include mortgage banking operations, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17) River Financial Corporation (Parent Company Only) Financial Information

STATEMENTS OF FINANCIAL CONDITION

(in thousands)

	December 31,
	2018	2017
Assets
Cash	$10,130	$1,619
Investment in River Bank & Trust	128,452	93,593
Deferred income taxes	4	9
Other assets	180	91

Total assets	$138,766	$95,312

Liabilities
Note payable	$26,963	$5,357
Accrued expenses	327	6

Total liabilities	27,290	5,363

Common stock related to 401(k) Employee Stock Option Plan	1,371	950

Stockholders’ equity
Common stock	5,692	5,114
Additional paid in capital	79,604	64,935
Retained earnings	29,460	22,388
Accumulated other comprehensive loss	(3,167)	(2,116)
Treasury stock, at cost	(113)	(372)
Common stock related to 401(k) Employee Stock Option Plan	(1,371)	(950)

Total stockholders’ equity	110,105	88,999
Total equity	111,476	89,949

Total liabilities and stockholders’ equity	$138,766	$95,312

STATEMENTS OF INCOME

(in thousands)

	Year Ended December 31,
	2018	2017
Cash dividends from River Bank & Trust	$3,750	$2,250
Other income	22	—

Total income	3,772	2,250
Interest expense – note payable	485	249
Legal and other professional fees	394	101
Data processing expense	77	4
Stockholders’ meeting expense	12	11
Other expenses	61	10

Total expenses	1,029	375

Net income before tax benefit	2,743	1,875
Applicable income tax benefit	(182)	(134)

Net income before undistributed net income of River Bank & Trust	2,925	2,009
Equity in undistributed net income of River Bank & Trust	5,581	6,286

Net income	$8,506	$8,295

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2017
Net income	$8,506	$8,295
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of River Bank & Trust	(5,581)	(6,286)
Deferred income tax	5	7
(Increase) decrease in operating assets and (decrease) increase in operating liabilities:
Other assets	(89)	26
Accrued expenses and other liabilities	321	5

Net cash provided by operating activities	3,162	2,047
Cash Flows used for investing activities:
Net cash received in acquisition	241	—
Payments to Peoples Southern Bank shareholders	(24,497)	—

Net cash used in investing activities	(24,256)	—

Cash flow from financing activities:
Proceeds from note payable	27,000	—
Payments on note payable	(5,394)	(1,071)
Proceeds from exercise of common stock options and warrants	317	263
Proceeds from issuance of common stock	8,832	85
Purchase of treasury stock	(146)	(579)
Sale of treasury stock	430	281
Cash dividends	(1,434)	(1,272)

Net cash provided by (used in) financing activities	29,605	(2,293)
Net change in cash	8,511	(246)
Cash at beginning of year	1,619	1,865

Cash at end of year	$10,130	$1,619

(18) Goodwill and Intangible Assets

At the close of business on October 31, 2018, the Company recorded goodwill of $8.2 million associated with the PSB merger. In addition to the goodwill recorded for the PSB merger, the Company recorded a core deposit intangible asset of approximately $4.65 million. The core deposit intangible asset is amortized using an accelerated method over ten years from the date of the merger. Amortization expense of $153 thousand was recorded in 2018.

At the close of business December 31, 2015, the Company recorded goodwill of $9.41 million associated with the Keystone merger. During 2016, an adjustment of $640 thousand was made to increase the amount of goodwill. The adjustment was made to the value of stock options and warrants assumed in the Keystone merger. The adjustments were made following the Company’s review of additional information that existed at the time of the merger. The adjustment to goodwill increased shareholders’ equity $640 thousand. In addition to the goodwill recorded for Keystone, the Company recorded a core deposit intangible asset of approximately $2.8 million. The core deposit intangible asset is amortized using an accelerated method over eight years from the date of the merger. Amortization expense of $474 thousand and $559 thousand was recorded in 2018 and 2017, respectively.

Changes to the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are provided in the following table.

	2018	2017
Balance at beginning of year	$10,050	$10,050
Goodwill from current year PSB acquisition	8,243

Balance at end of year	$18,293	$10,050

A summary of core deposit intangible assets as of December 31, 2018 and 2017 is set forth below.

	2018	2017
Gross carrying amount	$7,413	$2,763
Less: accumulated amortization	(1,830)	(1,203)

Net carrying amount	$5,583	$1,560

Estimated amortization expenses related to the core deposit intangible assets for the next five years are as follows:

	Keystone	PSB	Total
2019	$388	$865	$1,253
2020	303	772	1,075
2021	217	680	897
2022	132	588	720
2023	46	496	542
Afterward		1,096	1,096

	$1,086	$4,497	$5,583

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

There were no disagreements with accountants regarding accounting and financial disclosure matters during the year ended December 31, 2018.

Item 9.A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company has carried out an evaluation under the supervision and with participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even the effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures are effective in ensuring that material information relating to the Company required to be disclosed in reports that if files or submits under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013). Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2018.

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements (Unaudited)

RIVER FINANCIAL CORPORATION

Consolidated Statements of Financial Condition

(in thousands except share data)

	June 30, 2019 Unaudited	December 31, 2018 Audited
Assets
Cash and due from banks	$16,992	$13,834
Interest-bearing deposits in banks	23,493	32,253
Federal funds sold	18,020	1,420

Cash and cash equivalents	58,505	47,507
Certificates of deposit in banks	5,683	6,166
Securities available-for-sale, at fair value	220,486	228,630
Loans held for sale	6,005	2,619
Loans, net of unearned income	748,926	711,262
Less allowance for loan losses	(7,104)	(6,577)

Net loans	741,822	704,685
Premises and equipment, net	28,972	26,827
Accrued interest receivable	3,422	3,260
Bank owned life insurance	20,843	20,563
Foreclosed assets	277	496
Deferred income taxes, net	44	1,181
Core deposit intangible	4,934	5,583
Goodwill	18,293	18,293
Other assets	7,970	4,654

Total assets	$1,117,256	$1,070,464

Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$258,697	$241,274
Interest-bearing deposits	698,673	657,433

Total deposits	957,370	898,707
Securities sold under agreements to repurchase	7,149	7,975
Federal Home Loan Bank advances	—	20,000
Note payable	25,388	26,963
Accrued interest payable and other liabilities	7,678	5,343

Total liabilities	997,585	958,988

Common stock related to 401(k) Employee Stock Ownership Plan	1,599	1,343

Stockholders’ Equity
Common stock ($1 par value; 10,000,000 shares authorized; 5,707,848 and 5,692,123 shares issued; 5,705,082 and 5,687,914 shares outstanding, respectively)	5,708	5,692
Additional paid-in capital	79,776	79,604
Retained earnings	32,899	29,460
Accumulated other comprehensive gain (loss)	1,365	(3,167)
Treasury stock at cost (2,766 and 4,209 shares, respectively)	(77)	(113)
Common stock related to 401(k) Employee Stock Ownership Plan	(1,599)	(1,343)

Total stockholders’ equity	118,072	110,133

Total equity	119,671	111,476

Total liabilities and stockholders’ equity	$1,117,256	$1,070,464

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Unaudited Consolidated Statements of Income

(in thousands except per share data)

	For the Three Months Ended: June 30,		For the Six Months Ended: June 30,
	2019	2018	2019	2018
Interest income:
Loans, including fees	$9,910	$7,956	$19,661	$15,282
Taxable securities	1,146	553	2,243	1,178
Nontaxable securities	354	163	699	367
Federal funds sold	66	—	76	—
Other interest income	156	44	307	88

Total interest income	11,632	8,716	22,986	16,915
Interest expense:
Deposits	1,680	817	3,163	1,399
Short-term borrowings	11	12	24	22
Federal Home Loan Bank advances	—	106	29	167
Note payable	392	62	791	122

Total interest expense	2,083	997	4,007	1,710

Net interest income	9,549	7,719	18,979	15,205
Provision for loan losses	540	480	1,080	960

Net interest income after provision for loan losses	9,009	7,239	17,899	14,245

Noninterest income:
Service charges and fees	1,200	845	2,286	1,605
Investment brokerage revenue	28	16	45	58
Mortgage operations	666	697	1,089	1,107
Bank owned life insurance income	141	143	280	283
Net gain (loss) on sale of investment securities	(3)	1	(3)	3
Other noninterest income	75	71	210	185

Total noninterest income	2,107	1,773	3,907	3,241

Noninterest expense:
Salaries and employee benefits	4,310	3,548	8,330	6,917
Occupancy expenses	495	391	974	733
Equipment rentals, depreciation, and maintenance	260	213	536	471
Telephone and communications	91	72	169	121
Advertising and business development	121	227	329	347
Data processing	720	429	1,407	846
Foreclosed assets, net	57	67	123	90
Federal deposit insurance and other regulatory assessments	96	78	194	160
Legal and other professional services	252	173	429	283
Other operating expenses	1,262	878	2,495	1,696

Total noninterest expense	7,664	6,076	14,986	11,664

Income before income taxes	3,452	2,936	6,820	5,822
Provision for income taxes	732	671	1,451	1,298

Net income	$2,720	$2,265	$5,369	$4,524

Basic net earnings per common share	$0.48	$0.44	$0.94	$0.88
Diluted net earnings per common share	$0.47	$0.43	$0.93	$0.87
Dividends per common share	$—	$—	$0.33	$0.28

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Unaudited Consolidated Statements of Comprehensive Income

(in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Net income	$2,720	$2,265	$5,369	$4,524
Other comprehensive income (loss), net of tax:
Investment securities available-for-sale:
Net unrealized gains (losses)	3,243	(315)	6,048	(2,672)
Income tax effect	(814)	79	(1,518)	671
Reclassification adjustments for net gains realized in net income	3	(1)	3	(3)
Income tax effect	(1)	—	(1)	1

Other comprehensive income (loss), net of tax	2,431	(237)	4,532	(2,003)

Comprehensive income	$5,151	$2,028	$9,901	$2,521

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(in thousands except share and per share data)

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Treasury Stock	Common Stock Related to KSOP	Total Stockholders’ Equity
Balance at December 31, 2018	$5,692	$79,604	$29,460	$(3,167)	$(113)	$(1,343)	$110,133
Net income	—	—	5,369	—	—	—	5,369
Other comprehensive income, net of tax	—	—	—	4,532	—	—	4,532
Exercise of stock options and warrants (15,725 shares)	16	126	—	—	—	—	142
Purchase of treasury stock (10,096 shares)	—	—	—	—	(283)	—	(283)
Sale of treasury shares (11,539 shares)	—	(42)	—	—	319	—	277
Dividends declared ($0.33 per share)	—	—	(1,882)	—	—	—	(1,882)
Adoption of lease standard			(48)				(48)
Stock-based compensation expense	—	88	—	—	—	—	88
Change for KSOP related shares	—	—	—	—	—	(256)	(256)

Balance at June 30, 2019	$5,708	$79,776	$32,899	$1,365	$(77)	$(1,599)	$118,072

The accompanying notes are an integral part of these financial statements.

RIVER FINANCIAL CORPORATION

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	For the Six Months Ended June 30,
	2019	2018
Cash Flows From (Used For) Operating Activities:
Net Income	$5,369	$4,524
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,080	960
Provision for losses on foreclosed assets	89	60
Amortization of securities available-for-sale	763	885
Accretion of securities available-for-sale	(256)	(12)
Realized net (gain) loss on securities available-for-sale	3	(3)
Accretion of discount on acquired loans	(544)	(770)
Amortization of deferred loan fees	(736)	(627)
Amortization of core deposit intangible asset	649	248
Stock-based compensation expense	88	28
Bank owned life insurance income	(280)	(283)
Depreciation and amortization of premises and equipment	673	494
Loss on sale of foreclosed assets	17	17
Deferred income tax benefit	(384)	(520)
(Increase) decrease in operating assets and (decrease) increase in operating liabilities:
Loans held-for-sale	(3,386)	(2,615)
Accrued interest receivable	(162)	277
Other assets	(3,943)	(528)
Accrued interest payable and other liabilities	2,287	266

Net cash from operating activities	1,327	2,401

Cash Flows From (Used For) Investing Activities:
Sales of certificate of deposit	—	1,452
Maturity of certificate of deposit	494	1,247
Purchase of certificate of deposit	—	(249)
Activity in securities available-for-sale:
Sales	21,801	38,000
Maturities, payments, calls	23,240	14,521
Purchases	(31,366)	(1,591)
Loan principal originations, net	(36,937)	(67,156)
Proceeds from sale of foreclosed assets	113	763
Purchases of premises and equipment	(2,818)	(166)
Sale (purchase) of restricted equity securities, net	628	(862)

Net cash used for investing activities	(24,845)	(14,041)

Cash Flows From (Used For) Financing Activities:
Net increase in deposits	58,663	18,541
Net decrease in securities sold under agreements to repurchase	(826)	(6,125)
Proceeds from Federal Home Loan Bank advances	—	50,000
Repayment of Federal Home Loan Bank advances	(20,000)	(30,000)
Repayment of note payable	(1,575)	(536)
Federal funds purchased	—	(1,153)
Proceeds from exercise of common stock options and warrants	142	291
Purchase of treasury stock	(283)	(32)
Sale of treasury stock	277	225
Cash dividends	(1,882)	(1,433)

Net cash from financing activities	34,516	29,778

Net Change In Cash And Cash Equivalents	10,998	18,138
Cash and Cash Equivalents At Beginning Of Period	47,507	15,558

Cash and Cash Equivalents At End Of Period	$58,505	$33,696

Supplemental Disclosures Of Cash Flows Information:
Cash Payments For:
Interest paid to depositors	$3,116	$1,392
Interest paid on borrowings	$873	$164
Income taxes	$1,380	$837
Non-cash investing and financing activities:
Transfer of loans to foreclosed assets	$—	$308
Initial recognition of operating lease right-of-use assets	$2,172	$—
Initial recognition of operating lease liabilities	$2,237	$—

The accompanying notes are an integral part of these financial statements.

River Financial Corporation

Notes to Unaudited Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Note 1 – Basis of Presentation

General

The unaudited consolidated financial statements include the accounts of River Financial Corporation (“River” or the “Company”) and its wholly owned subsidiary, River Bank & Trust (“Bank”). The Bank provides a full range of commercial and consumer banking services primarily in the Montgomery, Alabama metropolitan area, Autauga, Chilton, Elmore, Etowah, Lee and Tallapoosa counties and surrounding counties in Alabama. The Bank is primarily regulated by the Federal Deposit Insurance Corporation (“FDIC”) and undergoes periodic examinations by this regulatory agency and the Alabama Banking Department. The Company is regulated by the Federal Reserve Bank (“FRB”) and is also subject to periodic examinations.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly River Financial Corporation’s consolidated statements of financial condition, statements of income, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the periods presented, and all such adjustments are of a normal recurring nature. All material intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

These interim consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and, therefore, certain information and note disclosures normally presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted or abbreviated. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2018, which are contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, the allowance for loan losses, foreclosed asset valuations, useful lives for depreciation and amortization, fair value of financial instruments, deferred taxes, and contingencies. Estimates that are particularly susceptible to significant change for the Company include the determination of the allowance for loan losses, investment securities impairment, and assessment of deferred tax assets and liabilities, and therefore are critical accounting policies. Management does not anticipate any material changes to estimates in the near term. Factors that may cause sensitivity to the aforementioned estimates include but are not limited to: external market factors such as market interest rates and employment rates, changes to operating policies and procedures, economic conditions in our markets, and changes in applicable banking regulations. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the consolidated financial statements in any individual reporting period presented.

Note 2 – Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding. All shares owned by the Company’s 401(k) Employee Stock Ownership Plan (KSOP) are included in the earnings per share calculations.

The reconciliation of the components of the basic and diluted earnings per share is as follows (amounts in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Net earnings available to common shareholders	$2,720	$2,265	$5,369	$4,524
Weighted average common shares outstanding	5,703,463	5,124,140	5,701,062	5,117,956
Dilutive effect of stock options	91,225	84,384	92,491	87,605
Diluted common shares	5,794,688	5,208,524	5,793,553	5,205,561
Basic earnings per common share	$0.48	$0.44	$0.94	$0.88
Diluted earnings per common share	$0.47	$0.43	$0.93	$0.87

Note 3 – Investment Securities

Securities available-for-sale at June 30, 2019 and December 31, 2018 are as follows (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2019:
Securities available-for-sale:
Residential mortgage-backed	$110,379	$504	$(1,245)	$109,638
U.S. govt. sponsored enterprises	50,282	1,170	(45)	51,407
State, county, and municipal	55,824	1,519	(30)	57,313
Corporate debt obligations	2,155	11	(38)	2,128

Totals	$218,640	$3,204	$(1,358)	$220,486

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018:
Securities available-for-sale:
Residential mortgage-backed	$108,915	$45	$(4,027)	$104,933
U.S. govt. sponsored enterprises	63,833	367	(278)	63,922
State, county, and municipal	57,417	219	(476)	57,160
Corporate debt obligations	2,670	7	(62)	2,615

Totals	$232,835	$638	$(4,843)	$228,630

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Details concerning investment securities with unrealized losses as of June 30, 2019 and December 31, 2018 are as follows (amounts in thousands):

	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2019:
Securities available-for-sale:
Residential mortgage-backed	$2,539	$4	$69,860	$1,241	$72,399	$1,245
U.S. govt. sponsored enterprises	—	—	2,998	45	2,998	45
State, county & municipal	863	2	6,011	28	6,874	30
Corporate debt obligations	—	—	360	38	360	38

Totals	$3,402	$6	$79,229	$1,352	$82,631	$1,358

December 31, 2018:
Securities available-for-sale:
Residential mortgage-backed	$6,003	$27	$88,502	$4,000	$94,505	$4,027
U.S. govt. sponsored enterprises	9,786	13	8,116	265	17,902	278
State, county & municipal	19,043	149	13,880	327	32,923	476
Corporate debt obligations	516	3	332	59	848	62

Totals	$35,348	$192	$110,830	$4,651	$146,178	$4,843

As of June 30, 2019, management does not consider securities with unrealized losses to be other-than-temporarily impaired. The unrealized losses in each category have occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. The Company has the ability and intent to hold its securities for a period of time sufficient to allow for a recovery in fair value. There were no other-than-temporary impairments charged to earnings during the six months ended June 30, 2019 or 2018. The Company owned a total of 55 securities with unrealized losses of $1.36 million at June 30, 2019. As of June 30, 2019 and December 31, 2018, securities with a carrying value of approximately $66.7 million and $61.5 million, respectively, were pledged to secure public deposits as required by law. At June 30, 2019 and December 31, 2018, the carrying value of securities pledged to secure repurchase agreements was approximately $15.7 million and $16.5 million, respectively.

During the six months ended June 30, 2019, the Company sold investment securities for proceeds of $21.8 million and realized losses of $3 thousand. During the six months ended June 30, 2018, the Company sold investment securities for proceeds of $38.0 million and realized gains of $3 thousand.

The amortized cost and estimated fair value of securities available-for-sale at June 30, 2019 and December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities for residential mortgage backed securities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. These securities are therefore not presented by maturity classification.

	June 30, 2019		December 31, 2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)		(In Thousands)
Securities available-for-sale
Less than 1 year	$13,500	$13,546	$17,094	$17,092
1 to 5 years	48,706	49,776	55,924	56,000
5 to 10 years	15,072	15,655	23,597	23,733
After 10 years	30,983	31,871	27,305	26,872

	108,261	110,848	123,920	123,697
Residential mortgage-backed securities	110,379	109,638	108,915	104,933

Totals	$218,640	$220,486	$232,835	$228,630

Note 4 – Loans, Allowance for Loan Losses and Credit Quality

Major classifications of loans at June 30, 2019 and December 31, 2018 are summarized as follows (amounts in thousands):

	June 30, 2019		December 31, 2018
	Amount	% of Total	Amount	% of Total
Residential real estate:
Closed-end 1-4 family – first lien	$172,862	23.3%	$162,249	23.0%
Closed-end 1-4 family – junior lien	6,576	0.9%	5,739	0.8%
Multi-family	16,729	2.3%	16,938	2.4%

Total residential real estate	196,167	26.5%	184,926	26.2%

Commercial real estate:
Nonfarm nonresidential	228,572	30.8%	209,391	29.7%
Farmland	8,994	1.2%	10,417	1.5%

Total commercial real estate	237,566	32.0%	219,808	31.2%

Construction and land development:
Residential	46,629	6.3%	39,680	5.6%
Other	62,973	8.5%	62,430	8.9%

Total construction and land development	109,602	14.8%	102,110	14.5%

Home equity lines of credit	41,905	5.6%	39,040	5.5%
Commercial loans:
Other commercial loans	105,012	14.2%	112,927	16.0%
Agricultural	1,767	0.2%	1,743	0.2%
State, county, and municipal loans	21,553	2.9%	19,756	2.9%

Total commercial loans	128,332	17.3%	134,426	19.1%

Consumer loans	37,743	5.1%	33,867	4.8%

Total gross loans	751,315	101.3%	714,177	101.3%
Allowance for loan losses	(7,104)	-1.0%	(6,577)	-0.9%
Net deferred loan fees and discounts	(2,389)	-0.3%	(2,915)	-0.4%

Net loans	$741,822	100.0%	$704,685	100.0%

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit scores, debt-to-income, collateral type and loan-to-value ratios for consumer loans.

For purposes of the disclosures required pursuant to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are three primary loan portfolio segments that include real estate, commercial, and consumer. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and the Company’s method for monitoring and assessing credit risk. Classes within the real estate portfolio segment include residential real estate, commercial real estate, construction and land development and home equity lines of credit. The portfolio segments of non-real estate commercial loans and consumer loans have not been further segregated by class.

The following describe risk characteristics relevant to each of the portfolio segments:

Real estate – As discussed below, the Company offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

Residential real estate and home equity lines of credit are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

Commercial real estate loans include both owner-occupied commercial real estate loans and other commercial real estate loans secured by income producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans secured by farmland are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

Construction and land development loans are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

Commercial loans – The commercial loan portfolio segment includes commercial and industrial loans, agricultural loans and loans to state and municipalities. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows or tax revenues. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.

Consumer loans – The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the periods indicated below (amounts in thousands). Acquired loans are not included in the allowance for loan losses calculation, as these loans are recorded at fair value and there has been no further indication of credit deterioration that would require an additional provision.

	Real Estate Mortgage Loans
Allowance for Loan Losses	Residential	Commercial	Construction and Land Development	Home Equity Lines Of Credit	Commercial	Consumer	Total
Balance – December 31, 2018	$1,579	$1,961	$942	$394	$1,375	$326	$6,577
Provision(credit) for loan losses	197	457	106	(23)	244	99	1,080
Loan charge-offs	(587)	—	—	—	(121)	(101)	(809)
Loan recoveries	7	99	8	50	68	24	256

Balance – June 30, 2019	$1,196	$2,517	$1,056	$421	$1,566	$348	$7,104

Ending balance:
Individually evaluated for impairment	$17	$51	$2	$—	$308	$—	$378
Collectively evaluated for impairment	1,179	2,466	1,054	421	1,258	348	6,726

Total	$1,196	$2,517	$1,056	$421	$1,566	$348	$7,104

Loans:
Individually evaluated for impairment	$1,298	$2,342	$152	$319	$422	$27	$4,560
Collectively evaluated for impairment	194,566	235,170	109,390	41,586	127,851	37,670	746,233
Acquired loans with deteriorated credit quality	303	54	60	—	59	46	522

Total	$196,167	$237,566	$109,602	$41,905	$128,332	$37,743	$751,315

	Real Estate Mortgage Loans
Allowance for Loan Losses	Residential	Commercial	Construction and Land Development	Home Equity Lines Of Credit	Commercial	Consumer	Total
Balance – December 31, 2017	$1,167	$1,604	$606	$333	$954	$217	$4,881
Provision for loan losses	207	305	156	41	232	19	960
Loan charge-offs	—	—	—	(20)	(75)	(30)	(125)
Loan recoveries	13	5	26	12	86	12	154

Balance – June 30, 2018	$1,387	$1,914	$788	$366	$1,197	$218	$5,870

Ending balance:
Individually evaluated for impairment	$525	$202	$13	$—	$146	$8	$894
Collectively evaluated for impairment	862	1,712	775	366	1,051	210	4,976

Total	$1,387	$1,914	$788	$366	$1,197	$218	$5,870

Loans:
Individually evaluated for impairment	$2,003	$2,194	$163	$100	$269	$63	$4,792
Collectively evaluated for impairment	149,713	192,208	85,331	37,779	122,557	25,662	613,250

Total	$151,716	$194,402	$85,494	$37,879	$122,826	$25,725	$618,042

Among other loans, the Bank individually evaluates for impairment all nonaccrual loans and troubled debt restructured loans. A loan is considered impaired when, based on current events and circumstances it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Management may also elect to apply an additional collective reserve to groups of impaired loans based on current economic or market factors. Interest payments received on impaired loans are generally applied as a reduction of the outstanding principal balance.

All other loans are deemed to be unimpaired and are grouped into various homogeneous risk pools utilizing regulatory reporting classifications. The Bank’s historical loss factors are calculated for each of these risk pools based on the net losses experienced as a percentage of the average loans outstanding. The time periods utilized in these historical loss factor calculations are subjective and vary according to management’s estimate of the impact of current economic cycles. As every loan has a risk of loss, minimum loss factors are estimated based on long term trends for the Bank, the banking industry, and the economy. The greater of the calculated historical loss factors or the minimum loss factors are applied to the unimpaired loan amounts currently outstanding for the risk pool and included in the analysis of the allowance for loan losses. In addition, certain qualitative adjustments may be included by management as additional loss factors applied to the unimpaired loan risk pools. These adjustments may include, among other things, changes in loan policy, loan administration, loan, geographic, or industry concentrations, loan growth rates, and experience levels of our lending officers. The loss allocations for specifically impaired loans, smaller impaired loans not specifically measured for impairment, and unimpaired loans are totaled to determine the total required allowance for loan losses. This total is compared to the current allowance on the Bank’s books and adjustments made accordingly by a charge or credit to the provision for loan losses.

The following table presents impaired loans by class of loans as of June 30, 2019 (amounts in thousands).

Nonaccruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$1,398	$813	$700	$113	$17
Commercial real estate	—	—	—	—	—
Construction and land development	—	—	—	—	—

Total mortgage loans on real estate	1,398	813	700	113	17
Home equity lines of credit	219	219	219	—	—
Commercial loans	139	139	—	139	139
Consumer loans	—	—	—	—	—

Total Loans	$1,756	$1,171	$919	$252	$156

Accruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$485	$485	$368	$117	$—
Commercial real estate	2,342	2,342	1,539	803	51
Construction and land development	215	152	—	152	2

Total mortgage loans on real estate	3,042	2,979	1,907	1,072	53
Home equity lines of credit	100	100	100	—	—
Commercial loans	283	283	114	169	169
Consumer loans	27	27	27	—	—

Total Loans	$3,452	$3,389	$2,148	$1,241	$222

Total Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$1,883	$1,298	$1,068	$230	$17
Commercial real estate	2,342	2,342	1,539	803	51
Construction and land development	215	152	—	152	2

Total mortgage loans on real estate	4,440	3,792	2,607	1,185	70
Home equity lines of credit	319	319	319	—	—
Commercial loans	422	422	114	308	308
Consumer loans	27	27	27	—	—

Total Loans	$5,208	$4,560	$3,067	$1,493	$378

The following table presents impaired loans by class of loans as of December 31, 2018 (amounts in thousands). Purchased credit-impaired loans are not included in these tables because they are carried at fair value and accordingly have no related associated allowance.

Nonaccruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$1,519	$1,519	$118	$1,401	$505
Commercial real estate	423	142	142	—	—
Construction and land development	—	—	—	—	—

Total mortgage loans on real estate	1,942	1,661	260	1,401	505
Home equity lines of credit	—	—	—	—	—
Commercial loans	143	143	—	143	143
Consumer loans	—	—	—	—	—

Total Loans	$2,085	$1,804	$260	$1,544	$648

Accruing Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$489	$489	$370	$119	$2
Commercial real estate	1,783	1,783	965	818	54
Construction and land development	221	158	—	158	8

Total mortgage loans on real estate	2,493	2,430	1,335	1,095	64
Home equity lines of credit	100	100	100	—	—
Commercial loans	119	119	119	—	—
Consumer loans	54	54	29	25	13

Total Loans	$2,766	$2,703	$1,583	$1,120	$77

Total Impaired Loans	Unpaid Principal Balance	Recorded Investment	Impaired Loans With No Allowance	Impaired Loans With Allowance	Allowance for Loan Losses
Mortgage loans on real estate:
Residential real estate	$2,008	$2,008	$488	$1,520	$507
Commercial real estate	2,206	1,925	1,107	818	54
Construction and land development	221	158	—	158	8

Total mortgage loans on real estate	4,435	4,091	1,595	2,496	569
Home equity lines of credit	100	100	100	—	—
Commercial loans	262	262	119	143	143
Consumer loans	54	54	29	25	13

Total Loans	$4,851	$4,507	$1,843	$2,664	$725

The following table presents the average recorded investment in impaired loans and the interest income recognized on impaired loans in the six months ended June 30, 2019 and 2018 by loan category (amounts in thousands).

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
	Average Recorded Investment	Ending Recorded Investment	Interest Income	Average Recorded Investment	Ending Recorded Investment	Interest Income
Mortgage loans on real estate:
Residential real estate	$1,810	$1,298	$13	$2,260	$2,003	$26
Commercial real estate	2,269	2,342	60	2,252	2,194	46
Construction and land development	155	152	4	166	163	4

Total mortgage loans on real estate	4,234	3,792	77	4,678	4,360	76
Home equity lines of credit	248	319	3	100	100	3
Commercial loans	370	422	9	288	269	5
Consumer loans	171	27	3	100	63	2

Total Loans	$5,023	$4,560	$92	$5,166	$4,792	$86

The following tables present the aging of loans and non-accrual loan balances as of June 30, 2019 and December 31, 2018, by class of loans (amounts in thousands).

	Accruing Loans
As of June 30, 2019	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual Loans	Total Loans
Mortgage loans on real estate:
Residential real estate	$193,380	$1,007	$30	$1,750	$196,167
Commercial real estate	236,703	755	—	108	237,566
Construction and land development	108,889	100	—	613	109,602

Total mortgage loans on real estate	538,972	1,862	30	2,471	543,335
Home equity lines of credit	41,462	105	—	338	41,905
Commercial loans	127,268	925	—	139	128,332
Consumer loans	37,140	438	—	165	37,743

Total Loans	$744,842	$3,330	$30	$3,113	$751,315

	Accruing Loans
As of December 31, 2018	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual Loans	Total Loans
Mortgage loans on real estate:
Residential real estate	$181,252	$1,528	$19	$2,127	$184,926
Commercial real estate	219,578	68	—	162	219,808
Construction and land development	101,993	23	—	94	102,110

Total mortgage loans on real estate	502,823	1,619	19	2,383	506,844
Home equity lines of credit	38,891	24	—	125	39,040
Commercial loans	134,066	217	—	143	134,426
Consumer loans	33,544	234	—	89	33,867

Total Loans	$709,324	$2,094	$19	$2,740	$714,177

The Bank categorizes loans in risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Bank uses the following definitions for its risk ratings:

Special Mention – Weakness exists that could cause future impairment, including the deterioration of financial ratios, past due status and questionable management capabilities. Collateral values generally afford adequate coverage but may not be immediately marketable.

Substandard – Specific and well-defined weaknesses exist that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

Doubtful - Specific weaknesses characterized as Substandard that are severe enough to make collection in full unlikely. There is no reliable secondary source of full repayment. Loans classified as doubtful will be placed on non-accrual, analyzed and fully or partially charged-off based on review of collateral and other relevant factors.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of June 30, 2019 and December 31, 2018, and based on the most recent analysis performed as of those dates, the risk category of loans by class of loans is as follows (amounts in thousands):

As of June 30, 2019	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:
Residential real estate	$190,865	$2,546	$2,756	$—	$196,167
Commercial real estate	230,887	4,099	2,580	—	237,566
Construction and land development	108,874	9	719	—	109,602

Total mortgage loans on real estate	530,626	6,654	6,055	—	543,335
Home equity lines of credit	41,409	58	438	—	41,905
Commercial loans	126,505	1,232	595	—	128,332
Consumer loans	37,056	390	297	—	37,743

Total Loans	$735,596	$8,334	$7,385	$—	$751,315

As of December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:
Residential real estate	$179,132	$2,435	$3,270	$89	$184,926
Commercial real estate	212,421	4,609	2,778	—	219,808
Construction and land development	101,612	49	449	—	102,110

Total mortgage loans on real estate	493,165	7,093	6,497	89	506,844
Home equity lines of credit	38,530	285	225	—	39,040
Commercial loans	131,449	2,612	343	22	134,426
Consumer loans	33,269	330	268	—	33,867

Total Loans	$696,413	$10,320	$7,333	$111	$714,177

Note 5 – Fair Value Measurements and Disclosures

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and foreclosed assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded or disclosed at fair value.

Cash and cash equivalents – For disclosure purposes, for cash, due from banks, interest-bearing deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Certificates of deposit – For disclosure purposes, the carrying amount of certificates of deposit is a reasonable estimate of fair value.

Securities available-for-sale – Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, repayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter market funds. Level 2 securities included mortgage-backed securities issued by government sponsored enterprises and municipal bonds. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Restricted equity securities – It is not practical to determine the fair value of restricted equity securities due to restrictions placed on transferability.

Loans and mortgage loans held-for-sale – The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. When a loan is identified as individually impaired, management measures impairment using one of three methods. These methods include collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of June 30, 2019 and December 31, 2018, impaired loans were evaluated based on the fair value of the collateral. Impaired loans for which an allowance is established based on the fair value of collateral, or loans that were charged down according to the fair value of collateral, require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on an appraised value, the Company records the impaired loan as nonrecurring Level 3.

For disclosure purposes, the fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held-for-sale are carried at cost, which is a reasonable estimate of fair value.

Bank owned life insurance – For disclosure purposes, the fair value of the cash surrender value of bank owned life insurance policies is equivalent to the carrying value.

Accrued interest receivable – For disclosure purposes, the fair value of the accrued interest on investments and loans is the carrying value.

Foreclosed assets – Other real estate properties and miscellaneous repossessed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When fair value is based on an appraised value or management’s estimate of value, the Company records the foreclosed asset as nonrecurring Level 3.

Deposit liabilities – For disclosure purposes, the fair value for demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.

Accrued interest payable – For disclosure purposes, the fair value of the accrued interest payable on deposits is the carrying value.

Securities sold under agreements to repurchase – For disclosure purposes, the carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Federal Home Loan Bank advances – For disclosure purposes the fair value of Federal Home Loan Bank advances is estimated using discounted cash flow analyses using interest rates offered for borrowings with similar maturities.

Federal funds purchased – For disclosure purposes, the fair value of federal funds purchased is the carrying value.

Note payable – For disclosure purposes the carrying amount of the fixed rate note payable approximates fair value.

Commitments to extend credit and standby letters of credit – Because commitments to extend credit and standby letters of credit are generally short-term and made using variable rates, the carrying value and estimated fair value associated with these instruments are immaterial.

Assets and liabilities measured at fair value on a recurring basis – The only assets and liabilities measured at fair value on a recurring basis are our securities available-for-sale. There were no transfers between levels during the period. Information related to the Company’s assets and liabilities measured at fair value on a recurring basis at June 30, 2019 and December 31, 2018 is as follows: (amounts in thousands)

	Fair Value Measurements At Reporting Date Using:
June 30, 2019	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale:
Residential mortgage -backed	$109,638	$—	$109,638	$—
U.S. government sponsored enterprises	51,407	—	51,407	—
State, county, and municipal	57,313	—	57,313	—
Corporate debt obligations	2,128	—	2,128	—

Totals	$220,486	$—	$220,486	$—

	Fair Value Measurements At Reporting Date Using:
December 31, 2018	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale:
Residential mortgage -backed	$104,933	$—	$104,933	$—
U.S. government sponsored enterprises	63,922	—	63,922	—
State, county, and municipal	57,160	—	57,160	—
Corporate debt obligations	2,615	—	2,615	—

Totals	$228,630	$—	$228,630	$—

Assets measured at fair value on a nonrecurring basis – The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of June 30, 2019 and December 31, 2018 (amounts in thousands):

	Fair Value Measurements At Reporting Date Using:
June 30, 2019	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$4,182	$—	$—	$4,182
Foreclosed assets	277	—	—	277

Totals	$4,459	$—	$—	$4,459

December 31, 2018	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$3,782	$—	$—	$3,782
Foreclosed assets	496	—	—	496

Totals	$4,278	$—	$—	$4,278

The Company has estimated the fair values of these assets using Level 3 inputs, specifically the appraised value of the collateral. Impaired loan balances represent those collateral dependent impaired loans where management has estimated the credit loss by comparing the loan’s carrying value against the expected realizable fair value of the impaired loan for the amount of the credit loss.

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments as of June 30, 2019 and December 31, 2018 are as follows (amounts in thousands):

		Estimated Fair Value
June 30, 2019	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$58,505	$58,505	$—	$—
Certificates of deposit in banks	5,683	—	5,683	—
Securities available-for-sale	220,486	—	220,486	—
Loans held-for-sale	6,005	—	6,005	—
Restricted equity securities	1,324	—	—	1,324
Loans receivable	741,822	—	747,839	4,182
Bank owned life insurance	20,843	—	20,843	—
Accrued interest receivable	3,422	—	3,422	—
Financial liabilities:
Deposits	957,370	—	930,511	—
Accrued interest payable	480	—	480	—
Securities sold under agreements to repurchase	7,149	—	7,149	—
Note payable	25,388	—	25,388	—

		Estimated Fair Value
December 31, 2018	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$47,507	$47,507	$—	$—
Certificates of deposit in banks	6,166	—	6,166	—
Securities available-for-sale	228,630	—	228,630	—
Loans held-for-sale	2,619	—	2,619	—
Restricted equity securities	1,941	—	—	1,941
Loans receivable	704,685	—	699,076	3,782
Bank owned life insurance	20,563	—	20,563	—
Accrued interest receivable	3,260	—	3,260	—
Financial liabilities:
Deposits	898,707	—	861,683	—
Accrued interest payable	462	—	462	—
Securities sold under agreements to repurchase	7,975	—	7,975	—
Federal Home Loan Bank advances	20,000	—	19,999	—
Note payable	26,963	—	26,963	—

The estimated fair values of the standby letters of credit and loan commitments on which the committed interest rate is less than the current market rate are insignificant at June 30, 2019 and December 31, 2018.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed-rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed-rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling-rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 6 – Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee’s obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessor accounting under the new guidance remains largely unchanged as it is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. Leveraged leases have been eliminated, although lessors can continue to account for existing leveraged leases using the current accounting guidance. Other limited changes were made to align lessor accounting with the lessee accounting model and the new revenue recognition standard. All entities will classify leases to determine how to recognize lease-related revenue and expense. Quantitative and qualitative disclosures will be required by lessees and lessors to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The intention is to require enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. As the Company elected the transition option provided in ASU No. 2018-11 (see below), the modified retrospective approach was applied on January 1, 2019 (as opposed to January 1, 2018). The Company also elected certain relief options offered in ASU 2016-02 including the package of practical expedients, the option not to separate lease and non-lease components and instead to account for them as a single lease component, and the option not to recognize right-of-use assets and lease liabilities that arise from short-term leases (i.e., leases with terms of twelve months or less). The Company did not elect the hindsight practical expedient, which allows entities to use hindsight when determining lease term and impairment of right-of-use assets. The Company has several lease agreements, such as branch locations, which are considered operating leases, and therefore, were not previously recognized on the Company’s consolidated statements of condition. The new guidance requires these lease agreements to be recognized on the consolidated statements of condition as a right-of-use asset and a corresponding lease liability. The new guidance did not have a material impact on the consolidated statements of income or the consolidated statements of cash flows. See Note 9 Leases for more information.

In July 2018, the FASB issued ASU No. 2018-11, “Leases—Targeted Improvements” to provide entities with relief from the costs of implementing certain aspects of the new leasing standard, ASU No. 2016-02. Specifically, under the amendments in ASU 2018-11: (1) entities may elect not to recast the comparative periods presented when transitioning to the new leasing standard, and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. The amendments have the same effective date as ASU 2016-02 (January 1, 2019 for the Company). The Company adopted ASU 2018-11 on its required effective date of January 1, 2019 and elected both transition options mentioned above. ASU 2018-11 did not have a material impact on the Company’s Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance will apply to most financial assets measured at amortized cost and certain other instruments including loans, debt securities held to maturity, net investments in leases and off-balance-sheet credit exposures. The guidance will replace the current incurred loss accounting model that delays recognition of a loss until it is probable a loss has been incurred with an expected loss model that reflects expected credit losses based upon a broader range of estimates including consideration of past events, current conditions and supportable forecasts. The guidance also eliminates the current accounting model for purchased credit impaired loans and debt securities. For securities available for sale, credit losses are to be recognized as allowances rather than reductions in the amortized cost of the securities, which will require re-measurement of the related allowance at each reporting period. The guidance includes enhanced disclosure requirements intended to help financial statement users better understand estimates and judgments used in estimating credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. On July 17, 2019, the FASB proposed a delay in the implementation date for this ASU for small SEC reporting companies, from the first quarter of 2020 to the first quarter of 2023. Management will monitor the progress of the proposed implementation date delay and will implement this ASU when the required implementation date is determined by the FASB. Our implementation efforts continued throughout 2018, assessing credit loss forecasting models and processes against the new guidance. In the first quarter of 2019 we began running the expected loss model along with our current model. While we continue to evaluate the impact the new guidance will have on our financial position and results of operations, we currently expect the new guidance may result in an increase to our allowance for credit losses given the change to estimated losses over the contractual life of the loan portfolio. The amount of any change to our allowance is still under review and will depend, in part, upon the composition of our loan portfolio at the adoption date as well as economic conditions and loss forecasts at that date.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 simplifies the manner in which an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. In computing the implied fair value of goodwill under Step 2, an entity, prior to the amendments in ASU 2017-04, had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, including unrecognized assets and liabilities, in accordance with the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. However, under the amendments in ASU 2017-04, an entity should (1) perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and (2) recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the understanding that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. ASU 2017-04 is effective prospectively for annual, or any interim, goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2017-04 in 2017 and based on the Company’s annual goodwill impairment test performed as of December 31, 2017 and 2018 under ASU 2017-04, the fair value of its reporting units exceeded the carrying value and, therefore, the related goodwill was not impaired.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. The amendments shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The amendments should be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The ASU did not have an impact on the Company’s financial position or results of operations.

Note 7 – Defined Contribution Plan

The Company provides a 401(k) employee stock ownership plan (KSOP), which covers substantially all of the Company’s employees who are eligible, as to age and length of service. A participant may elect to make contributions up to $19 thousand and $18.5 thousand of the participant’s annual compensation in 2019 and 2018, respectively. The Company makes contributions up to 3% of each participant’s annual compensation and the Company matches 50% of the next 2% contributed by the employee. Contributions to the plan by Company were approximately $208 thousand and $175 thousand for the six months ended June 30, 2019 and 2018, respectively. Outstanding shares of the Company’s common stock allocated to participants at June 30, 2019 and December 31, 2018 totaled 79,332 and 68,889 shares respectively, and there were no unallocated shares. These shares are treated as outstanding for purposes of calculating earnings per share and dividends on these shares are included in the Consolidated Statements of Stockholders’ Equity.

The Company’s KSOP includes a put option for shares of the Company’s common stock distributed from the KSOP. Shares are distributed from the KSOP primarily to separate vested participants and certain eligible participants who elect to diversify their account balances. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value during two put option periods following the distribution of the shares from the KSOP. The first put option period is within sixty days following the distribution of the shares from the KSOP. The second put option period begins on the first day of the fifth month of the plan year for a sixty day period. The fair value of distributed shares subject to the put option totaled $0 as of June 30, 2019 and December 31, 2018. The cost of the KSOP shares totaled $1.60 million and $1.34 million as of June 30, 2019 and December 31, 2018, respectively. Due to the Company’s obligation under the put option, the distributed shares and KSOP shares are classified as temporary equity in the mezzanine section of the consolidated statements of financial condition and totaled $1.60 million and $1.34 million as of June 30, 2019 and December 31, 2018, respectively. The fair value of the KSOP shares totaled $2.04 million and $1.65 million as of June 30, 2019 and December 31, 2018, respectively.

Note 8 – Acquisition

On June 5, 2019, the Company announced the signing of a definitive agreement providing for the merger of Trinity Bancorp, Inc. with and into River Financial Corporation. Concurrent with the merger of River Financial Corporation and Trintiy Bancorp, Inc., Trinity Bank will be merged with and into River Bank & Trust.

Under the terms of the definitive agreement, shareholders of Trinity Bancorp, Inc. immediately prior to the effective time of the merger will receive in exchange for each outstanding share of Trinity Bancorp, Inc. common stock held .44627 shares of River Financial Corporation common stock and approximately $3.50 in cash. Based on the 1,741,053 shares of Trinity Bancorp, Inc. common stock issued and outstanding as of June 5, 2019, River Financial Corporation will issue 776,979 shares of River Financial Corporation common stock and make cash payments to Trinity Bancorp, Inc. shareholders of approximately $6.1 million. The transaction is subject to customary closing conditions, including receipt of regulatory approvals and approval by Trinity Bancorp, Inc. shareholders. The merger is expected to close in the fourth quarter of 2019.

On October 31, 2018, the Company completed its merger with PSB Bancshares, Inc. (“PSB”), a bank holding company headquartered in Clanton, Alabama. At that time, PSB’s wholly-owned banking subsidiary, Peoples Southern Bank was merged with and into RB&T. Peoples Southern Bank had a total of three banking locations located in Clanton, and Thorsby, Alabama. Upon consummation of the acquisition, PSB was merged with and into the Company, with the Company as the surviving entity in the merger. PSB’s common shareholders received sixty (60) shares of the Company’s common stock and $6,610 in cash in exchange for each share of PSB’s common stock. The Company paid cash totaling $24.5 million and issued 222,360 shares of the Company’s common stock. The aggregate estimated value of the consideration given was approximately $30.5 million. The Company recorded $8.2 million of goodwill, which is nondeductible for tax purposes, as this acquisition was a nontaxable transaction. Merger expenses of approximately $1.84 million were charged directly to other noninterest expenses.

The acquisition of PSB was accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Assets acquired, liabilities assumed and consideration exchanged were recorded at their respective acquisition date fair values. Determining the fair value of assets and liabilities is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are preliminary and are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values becomes available.

Note 9 – Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-02 “Leases” (Topic 842) and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Lessee Accounting

Substantially all of the leases in which the Company is the lessee are comprised of real estate property for branches and office space with terms extending through 2028. Substantially all of our leases are classified as operating leases, and therefore, were previously not recognized on the Company’s consolidated statements of condition. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated statements of condition as a right-of-use (“ROU”) asset and a corresponding lease liability.

The following table represents the consolidated statements of condition classification of the Company’s ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition.

Lease Right-of-Use Assets	Classification on Consolidated Statement of Condition	June 30, 2019
Operating lease right-of-use assets	Other Assets	$2,044

Lease Liabilities	Classification on Consolidated Statement of Condition	June 30, 2019
Operating lease liabilities	Accrued interest payable and other liabilities	$2,114

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company’s lease agreements often include one or more options to renew at the Company’s discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

June 30, 2019
Weighted-average remaining lease term for operating leases	7.45 Years
Weighted-average discount rate for operating leases	6.00%

Future minimum payments for operating leases with initial or remaining terms of one year or more as of June 30, 2019 were as follows:

Operating Leases
June 30, 2019—June 30, 2020	$388
July 1, 2020—June 30, 2021	371
July 1, 2021—June 30, 2022	355
July 1, 2022—June 30, 2023	355
July 1, 2023—June 30, 2024	341
Afterward	839

Total future minimum lease payments	2,649
Amounts representing Interest	(535)

Present value of net future minimum lease payments	$2,114

Walter P. Wilkerson, Jr., CPA

John O. Bowden, CPA*

Misty K. Tindol, CPA

Jackie L. Smith, CPA

Herbert A. Barr, CPA (Retired)

T. Winston Brunson, CPA (Retired)

529 Boll Weevil Circle

P.O. Box 311710

Enterprise, Alabama 36331-1710

Telephone: (334) 347-9509

Fax: (334) 393-2194

website: www.bwbcpas.com

Independent Auditor’s Report

To the Audit Committee

    and Board of Directors Trinity

Bancorp, Inc.

Dothan, Alabama

We have audited the accompanying consolidated financial statements of Trinity Bancorp, Inc. and its Subsidiary, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

American Institute of Certified Public Accountants / Alabama Society of Certified Public Accountants

Florida Institute of Certified Public Accountants*/ Private Companies Practice Section

The Audit Committee and

Board of Directors Trinity

Bancorp, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Bancorp, Inc. and its Subsidiary as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Consolidating Information in Schedules I, II and III

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating information in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

May 8, 2019	/s/ Brunson, Wilkerson, Bowden & Associates, P.C.

Brunson, Wilkerson, Bowden & Associates, P.C. Enterprise, Alabama

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Balance Sheet

December 31, 2018

ASSETS
Cash and Cash Equivalents
Cash and Due From Banks	$9,728,816
Interest-Bearing Deposits in Other Banks	28,541

Total Cash and Cash Equivalents	$9,757,357
Investment Securities
Securities Available-for-Sale, at Fair Value	12,598,597
Other Securities, at Cost	332,750
Loans, Less Allowance for Loan Losses of $2,005,977	125,487,276
Bank Premises and Equipment	2,520,133
Foreclosed Properties	121,419
Accrued Interest and Other Assets	924,765
Deferred Tax Asset	662,705

TOTAL ASSETS	$152,405,002

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Interest Bearing	$105,751,447
Non-interest Bearing	28,784,860

Total Deposits	$134,536,307
FHLB Advances	2,062,332
Accrued Interest and Other Liabilities	705,925

Total Liabilities	$137,304,564

STOCKHOLDERS’ EQUITY
Common Stock (voting; par value $1 per share; 10,000,000 Shares Authorized; 1,741,696 Issued and Outstanding	$1,741,696
Additional Paid-In Capital	11,623,111
Retained Earnings	2,065,380
Accumulated Other Comprehensive Income	(274,649)
Treasury Stock, at Cost	(55,100)

Total Stockholders’ Equity	$15,100,438

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$152,405,002

See accompanying notes to financial statements

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Statement of Income

For the Year Ended December 31, 2018

INTEREST INCOME
Interest and Fees on Loans	$6,801,480
Interest on Investment Securities:
Obligations of Other U.S. Government Agencies and Corporations	102,588
Obligations of States and Political Subdivisions	163,989
Other Securities	14,184
Other Interest Income	178,102

Total Interest Income	$7,260,343

INTEREST EXPENSE
Interest on Deposits:
Demand	$39,835
Savings	303,462
Time, $100,000 and Over	573,992
Other Time	209,886
Interest on FHLB Advances	57,076

Total Interest Expense	$1,184,251

NET INTEREST INCOME	$6,076,092
PROVISION FOR LOAN LOSSES	(240,500)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$6,316,592

NONINTEREST INCOME
Service Fees	$304,367
Other Operating Income	79,394

Total Noninterest Income	$383,761

See accompanying notes to financial statements

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Statement of Income

For the Year Ended December 31, 2018

NONINTEREST EXPENSE
Salaries and Employee Benefits	$1,970,006
Occupancy and Equipment Expenses	738,781
Supervisory Assessments	105,000
Professional Fees	122,421
Supplies and Printing	15,648
Other Real Estate Expenses	105,611
Other Operating Expenses	782,881

Total Noninterest Expense	$3,840,348

INCOME BEFORE PROVISION FOR INCOME TAXES	$2,860,005
PROVISION FOR INCOME TAXES	710,449

NET INCOME	$2,149,556

EARNINGS PER SHARE	$1.234

DILUTED EARNINGS PER SHARE	$1.231

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2018

NET INCOME	$2,149,556

Other Comprehensive Income (Loss):
Changes in Net Unrealized Gains on Securities
Available for Sale, Net Income Taxes of $33,472	$(88,245)
Reclassification Adjustments for Gains Realized, Net Income Taxes	—

Other Comprehensive Income (Loss)	$(88,245)

TOTAL COMPREHENSIVE INCOME	$2,061,311

See accompanying notes to financial statements

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Statement of Stockholders’ Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
BALANCES, DECEMBER 31, 2017	$1,744,196	$11,623,111	$264,163	$(186,404)	$(36,425)	$13,408,641

COMPREHENSIVE INCOME
Net Income	$—	$—	$2,149,556	$—	$—	$2,149,556
Other Comprehensive Income, Net of Tax:
Change in Unrealized Gain (Loss) on Securities Available-for-Sale, Net of Deferred Income Tax	—	—	—	(88,245)	—	(88,245)

Total Comprehensive Income (Loss)	$—	$—	$2,149,556	$(88,245)	$—	$2,061,311

Shares Issued	—	—	—	—	—	—
Shares Repurchased	(2,500)	—	—	—	(18,675)	(21,175)
Dividends Declared on Common Stock $0.20 per Share	—	—	(348,339)	—	—	(348,339)

BALANCES, DECEMBER 31, 2018	$1,741,696	$11,623,111	$2,065,380	$(274,649)	$(55,100)	$15,100,438

See accompanying notes to financial statements

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,149,556
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Loan Losses	(240,500)
Deferred Income Taxes (Benefits)	46,700
Depreciation	154,847
Investment Gains	—
(Gain) Loss on Sale of Foreclosed Assets	(84,697)
Loss on Sale of Assets	2,233
Net Amortization of Securities	95,587
Writedown of Foreclosed Assets	105,932
Change in Operating Assets and Liabilities:
Accrued Interest and Other Assets	248,224
Accrued Interest and Other Liabilities	444,570

Net Cash Provided By Operating Activities	$2,922,452

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Investment Securities Available-for-Sale	$—
Proceeds from Maturities, Prepayments and Calls of Investment Securities Available-for-Sale	604,507
Purchases of Other Securities	(9,800)
Net Increase in Loans	(6,146,443)
Purchases of Bank Premises and Equipment	(143,643)
Proceeds from Sale of Foreclosed Assets	115,220

Net Cash Used By Investing Activities	$(5,580,159)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Increase in Deposits	$3,864,111
Proceeds from Sale of Common Stock	(21,175)
Dividends Paid on Common Stock	(348,339)
Net Increase in FHLB Advances	(197,824)

Net Cash Provided By Financing Activities	$3,296,773

Net Increase (Decrease) in Cash and Cash Equivalents	$639,066
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,118,291

CASH AND CASH EQUIVALENTS, END OF YEAR	$9,757,357

RECONCILIATION OF CASH AND CASH EQUIVALENTS TO THE BALANCE SHEET
Cash and Due from Banks	$9,728,816
Interest-Bearing Deposits in Other Banks	28,541

TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	$9,757,357

Supplemental Cash Flow Information:
Interest Paid	$1,169,432

Taxes Paid	$202,716

Schedule of Noncash Investing and Financing Activities:
Loan Charge-Offs	$111,889

Foreclosure of Assets	$—

See accompanying notes to financial statements

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies

Nature of Operations

Trinity Bancorp, Inc. (the “Bancorp”) and its wholly-owned subsidiary Trinity Bank (the “Bank” and together with the Bancorp, the “Company”) provides various and other financial services to individuals and corporate customers through its offices in Dothan and Enterprise, Alabama. The Bank’s primary deposit products are demand deposits, savings and certificates of deposit. Its primary lending products are commercial loans. As a state bank, the Bank is subject to regulation by the Alabama State Banking Department and the Federal Deposit Insurance Corporation.

Additionally, the Bank maintains correspondent banking relationships with regional correspondent banks. The Bank does not have any significant concentrations to any one industry or customer. Note 3 discusses the types of securities in which the Bank invests. Note 4 discusses the types of lending in which the Bank engages.

The accounting and reporting policies and practices of the Company conform to accounting principles generally accepted in the United States of America. The Company’s significant accounting policies are described below.

Principles of Consolidation

•	The accompanying consolidated financial statements includes the accounts of the Company and the Bank.

•	In consolidation, all significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheets. Such items, along with net income, are components of comprehensive income.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) and interest-bearing deposits in banks with an original maturity of 90 days or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Investment Securities

Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value.

Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost and adjusted for amortization of premium and accretion of discount, computed using the interest method, over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. These securities are carried at estimated fair value based on information provided by a third party pricing service with any unrealized gains or losses excluded from net income and reported in accumulated other comprehensive income (loss), which is reported as a separate component of stockholders’ equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the consolidated statements of income.

Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the consolidated statements of income. Additionally, declines in the estimated fair value of individual investment securities below their cost that are other-than-temporary are reflected as realized losses in the statements of income. Factors affecting the determination of whether an other-than-temporary impairment has occurred include, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the Company does not intend to sell these securities, and (iv) it is more likely than not that the Company will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted stock is stock from the Federal Home Loan Bank and First National Banker’s Bank, which are restricted as to their marketability. Because no ready market exists for these investments and they have no quoted market value, the Bank’s investment in these stocks are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis of the stock.

Loans and Allowance for Loan Losses

The Bank grants real estate, commercial, consumer and agricultural loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Houston and Coffee County and surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity, or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on the loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Loans are typically charged-off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established as estimated losses and are charged to earnings through a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) FASB ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) FASB ASC 310, Receivables, which requires that losses on impaired loans be accrued based on the differences between the loan balance and either the value of collateral, if such loans are considered to be collateral dependent and in the process of collection, or the present value of future cash flows, or the loan’s value as observable in the secondary market. A loan is considered impaired when, based on current information and events, the Company has concerns about the ability to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company’s allowance for loan losses has three basic components: the specific allowance, the formula allowance and the pooled allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. As a result of the uncertainties inherent in the estimation process, management’s estimate of loan losses and the related allowance could change in the near term.

The specific allowance component is used to individually establish an allowance for loans identified for impairment testing. When impairment is identified, a specific reserve may be established based on the Bank’s calculation of the estimated loss embedded in the individual loan. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment.

The formula allowance component is used for estimating the loss on internally risk rated loans exclusive of those identified as impaired. The loans meeting the Company’s internal criteria for

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

classification, such as special mention, substandard, doubtful and loss, as well as specifically identified impaired loans, are segregated from performing loans within the portfolio. These internally classified loans are then grouped by loan type. Each loan type is assigned an allowance factor based on management’s estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-classified loans due to management’s concerns regarding collectability or management’s knowledge of particular elements surrounding the borrower. Allowance factors increase with the worsening of the internal risk rating.

The pooled formula component is used to estimate the losses inherent in the pools of non-classified loans. These loans are then also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, results of the loan review system and the effect of external factors (i.e. competition and regulatory requirements). Current economic conditions take into account the average unemployment rates for Houston County and Coffee County, Alabama, the State of Alabama and for the nation, with the most significance given to the Houston and Coffee County data. The allowance factors assigned differ by loan type.

Allowance factors and overall size of the allowance may change from period to period based on management’s assessment of the above-described factors and the relative weights given to each factor. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Bank to make additions to the allowance for loan losses based on their judgments of collectability based on information available to them at the time of their examination.

Loans are stated at the principal amount outstanding, net of unamortized deferred costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company’s policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Deferred fees and costs on loans are being amortized on the interest method over the term of the loan. Management considers loans impaired when, based on current information, it is probable that the Bank will not collect all principal or interest payments according to contractual terms. Loans are evaluated for impairment in accordance with the Company’s portfolio monitoring and ongoing risk assessment procedures. Management considers the financial condition of the borrower, cash flow of the borrower, payment status of the loan, and the value of collateral, if any, securing the loan. Loans that experience insignificant payment delays and payment shortfalls are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Company’s charge-off policy states after all collection efforts have been exhausted and the loan is deemed to be a loss, it will be charged to the Bank’s established allowance for loan losses. For unsecured loans, a loan that is over 90 days past due or one in which Management deems no longer collectible will be charged-off. For secured loans, at the time that Management deems a loan no longer collectible, the Company will take action to repossess the collateral if in the Company’s best interest and to liquidate the collateral as soon as possible. Once the collateral is liquidated, the remaining deficiency will be charged-off.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

If liquidation of the collateral is expected to take an extended period of time, Management will estimate the expected loss amount and charge off that amount.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, commitments under standby letters of credit, and unfunded commitments under lines of credit. Such financial instruments are recorded when they are funded.

Foreclosed Properties

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of a debt. These properties are initially recorded at fair value on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic re-evaluation of the property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method based on the estimated useful lives of the assets or the expected terms of the leases, if shorter.

Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset’s remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the statements of income. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

Valuation of Long-lived Assets

The Company accounts for the valuation of long-lived assets under FASB ASC 360, Property, Plant and Equipment. This guidance requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount of fair value, less costs to sell.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company does not have uncertain tax positions that are deemed material, and did not recognize any adjustments for unrecognized tax benefits. The Company’s policy is to recognize interest and penalties on income taxes in other noninterest expense. The Company remains subject to examination for income tax returns for the years ending after December 31, 2014.

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 1,741,696 for the year ended December 31, 2018.

Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options. The dilutive shares outstanding used to calculate diluted earnings per share were 1,746,393 for the year ended December 31, 2018.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments, and FASB ASC 820, Fair Value Measurement. This guidance permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $33,388 for the year ended December 31, 2018.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

Compensated Absences

Employees of the Bank are entitled to paid vacation, paid sick days and personal days off, depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, accordingly, no liability has been recorded in the financial statements. The Bank’s policy is to recognize the costs of compensated absences when actually paid to employees.

Subsequent Events

The Company has evaluated the accompanying financial statements for subsequent events and transactions through May 8, 2019, the date these financial statements were available for issue, based on FASB ASC 855, Subsequent Events, and has determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

New Authoritative Accounting Guidance

The Financial Accounting Standards Board (the FASB) issued Accounting Standards Update (ASU) 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: (1) Require equity investments to be measured at fair value with changes in fair value recognized in net income. (2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. (3) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. (4) Require public business entities to use the exit price notion when measuring fair value of financial instruments for disclosure purposes. (5) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This ASU will be effective for financial institutions other than public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the guidance to have a material impact on its financial statements.

The FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification and creating Topic 842, Leases. Leasing is utilized by many entities. It is a means of gaining access to assets, of obtaining financing, and/or of reducing an entity’s exposure to the full risks of asset ownership. The prevalence of leasing, therefore, means that it is important to users of financial statements have a complete and understandable picture of an entity’s leasing activities. Previous lease accounting was criticized for failing to meet the needs of users of financial statements because it did not always provide a faithful representation of leasing transactions. In particular, it did not require lessees to recognize assets and liabilities arising from operating leases on the balance sheet. As a result, there had been long-standing requests from many users of financial statements and others to change the accounting requirements so that lessees would be required to recognize the rights and obligations resulting from leases

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 1—Summary of Significant Accounting Policies (Continued)

New Authoritative Accounting Guidance (Continued)

as assets and liabilities. This ASU will be effective for financial institutions other than public business entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. At this time, the Company has not determined the impact of this Update on its financial statements.

The FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Current GAAP requires an incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred. Users of financial statements expressed concern that current GAAP restricts the ability to record credit losses that are expected, but do not yet meet the probable threshold. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU will be effective for financial institutions other than public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. At this time, the Company has not determined the impact of this Update on its financial statements.

The FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which made the following changes that may affect the Company: (1) Debt Prepayment or Debt Extinguishment Costs: Cash payments for debt prepayment or debt extinguishment costs should be classified as cash flows for financing activities. (2) Proceeds from the Settlement of Bank-Owned Life Insurance Policies: Cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash flows from investing activities. The cash payments for premiums on bank-owned policies may be classified as cash flows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this ASU will be effective for entities other than public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the guidance to have a material impact on its financial statements.

The FASB issued ASU No. 2017-08, Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities. This Update shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. This Update does not change the accounting for callable debt securities held at a discount. This Update will be effective for entities other than public business entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. At this time, the Company has not determined the impact of this Update on its financial statements.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 2—Due from Accounts

The Bank maintains its cash accounts at various commercial banks in Alabama and Florida. The amounts by which cash and cash equivalents exceed Federal Deposit Insurance Corporation (FDIC) insurance coverage was approximately $8,123,005 at December 31, 2018. Management monitors these bank accounts and does not expect to incur any losses from such accounts.

Note 3—Investments

The amortized cost and fair value of securities, with gross unrealized gains and losses, were as follows:

December 31, 2018:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
Mortgage Backed Securities	$609,266	$618	$20,218	$589,666
U.S. Government Securities	3,702,449	—	55,878	3,646,571
Certificates of Deposit	250,000	—	—	250,000
Municipal Securities	8,415,708	885	304,233	8,112,360

Total	$12,977,423	$1,503	$380,329	$12,598,597

Other securities on the balance sheet are comprised of $233,000 in FHLB stock at December 31, 2018 and $99,750 in First National Banker’s Bank stock at December 31, 2018.

At December 31, 2018 securities with a carrying value of approximately $7,572,082, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and fair values of debt securities by contractual maturity at December 31, 2018 was as follows:

	Cost	Fair Value
Due in one to five years	$3,358,720	$3,311,839
Due in over five to ten years	5,199,305	5,001,962
Due in over ten years	4,419,398	4,284,796

Total	$12,977,423	$12,598,597

For the years ended December 31, 2018, proceeds from sales of securities available for sale amounted to $340,430. Gross realized gains and losses on available for sale securities were as follows:

Gross Realized Gains	$—
Related Income Taxes	—

Net Realized Gains After Related Income Taxes	$—

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 3—Investments (Continued)

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Bank’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

Available for sale securities that have been in a continuous unrealized loss position are as follows:

December 31, 2018:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Securities	$—	$—	$3,646,571	$55,878	$3,646,571	$55,878
Municipal Securities	968,115	16,728	7,043,766	287,505	8,011,881	304,233
Mortgage Backed Securities	—	—	567,333	20,218	567,333	20,218

Totals	$968,115	$16,728	$11,257,670	$363,601	$12,225,785	$380,329

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

U.S. Government Securities

The unrealized losses on the investments in U.S. government obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual term of the investments does not permit the issuer to settle the security at a price less than the amortized cost basis of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2018.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans

The segments of loans for December 31, 2018 were as follows:

Real Estate
Construction, Land Development and Other Land Loans	$16,582,882
Secured by 1-4 Family Residential Properties	33,066,619
Secured by Multi-Family Residential Properties	2,170,664
Secured by Nonfarm, Nonresidential Properties	34,138,276
Farmland	9,537,800
Commercial and Industrial Loans	20,586,013
Consumer Loans	2,370,438
Agricultural and Other	8,760,924

Total Loans	$127,213,616
Less: Unearned Interest and Fees	279,637
Allowance for Loan Losses	(2,005,977)

Loans, Net	$125,487,276

The Bank’s goal is to mitigate risks from an unforeseen threat to the loan portfolio as a result of an economic downturn or other negative influences. Plans that aid in mitigating these potential risks in managing the loan portfolio include: enforcing loan policies and procedures, evaluating the borrower’s business plan through the loan term, identifying and monitoring primary and alternative sources of repayment, and obtaining adequate collateral to mitigate loss in the event of liquidation. Specific reserves are established based upon credit and/or collateral risks on an individual loan basis. A risk rating system is used to estimate potential loss exposure and to provide a measuring system for setting general and specific reserve allocations.

Real Estate Loans

Residential Real Estate loans are loans to finance family residential units that will house from one to four families. Construction and Development loans are loans for acquisition, development, and construction and are secured by the real estate involved. Construction and Development loans are short-term loans that will be made to local and experienced contractors who have a good reputation in the community and are licensed by the state in which they work. At the end of the construction project, the loan will either convert to a permanent mortgage or be repaid by the property being sold. The loans will at all times be secured by the property and the owner of the project. Other real estate loans are secured by commercial real estate, multifamily residential properties, and other nonresidential properties.

Commercial and Industrial Loans

Commercial and Industrial loans are loans to businesses (i.e., sole proprietorships, partnerships, limited liability companies, corporations and not-for-profit and faith-based organizations) for commercial, industrial, or professional purposes. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans (Continued)

Consumer Loans

Consumer loans (installment and home equity) are loans to individuals for household, family, and other personal (non-business) purposes.

Agricultural and Other Loans

Agricultural and other loans are generally made to farmers for various purposes related to crops, livestock, related equipment/machinery, and other farm operations. Repayment is primarily dependent on the personal income of the borrower(s) and income from farming operations, which can be impacted by economic and other market conditions. As a general practice, the Bank takes as collateral a security interest in the underlying crops, livestock, equipment, etc. Such loans are monitored via inspections and/or evaluations, as applicable.

An analysis of the change in allowance for loan losses is as follows:

December 31, 2018:

	Real Estate	Commercial and Industrial	Consumer	Ag. & Other	Total
Beginning Balance	$1,209,314	$378,667	$53,203	$614,900	$2,256,084
Provision	(60,125)	(60,125)	(60,124)	(60,125)	(240,499)
Charge-Offs	(11)	(30,237)	(3,033)	(78,608)	(111,889)
Recoveries	84,697	6,887	2,023	8,674	102,281

Ending Balance	$1,233,875	$295,192	$(7,931)	$484,841	$2,005,977

Individually Evaluated for Impairment:
Recorded Investment	$1,383,627	$7,168	$44,167	$195,794	$1,630,756

Balance in Allowance for Loan Losses	$—	$—	$—	$—	$—

Collectively Evaluated for Impairment:
Recorded Investment	$91,852,254	$19,793,237	$2,193,891	$7,822,622	$121,662,004

Balance in Allowance for Loan Losses	$1,233,875	$295,192	$(7,931)	$484,841	$2,005,977

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as watch or lower are reviewed monthly by the Bank for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial loans are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as when a loan becomes past due, the Bank will determine the appropriate loan grade.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans (Continued)

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful or even charge-off.

Internally assigned loan grades are defined as follows:

1.

Excellent—Loans in this category are to persons or entities of unquestioned financial strength, highly liquid financial position, with collateral that is liquid and well margined. These borrowers have performed without question on past obligations, and the bank expects performance to continue. Internally generated cash flow covers current maturities of long-term debt by a substantial margin. Loans secured by certificates of deposit and savings accounts with appropriate holds placed on accounts are to be rated as “1”.

2.

Above Average—These are loans to persons or entities with strong financial condition and above average liquidity that have previously satisfactorily handled their obligations with the bank. Collateral securing the bank’s debt is margined in accordance with policy guidelines. Internally generated cash flow covers current maturities of long-term debt more than adequately. Unsecured loans to individuals supported by strong financial statements on which repayment is satisfactory may be included in this category.

3.

Average—Loans to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service long-term debt and net worth comprised mainly of fixed assets are included in this category. These entities are minimally profitable now, with projections indicating continued profitability into the foreseeable future. Closely held corporations or businesses where a majority of the profits are withdrawn by the owners or paid in dividends are included in this category. Overall these loans are basically sound.

4.

Marginal—These loans bear the same characteristics of an Average (class 3) grade in that they are to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service the debt and net worth comprised mainly of fixed assets. Overall these loans are basically sound. However, these loans may possess characteristics considered a higher degree of risk. These characteristics may include the loan being of a speculative nature in that the repayment source is dependent upon cash flow derived from future sales of collateral or term financing from a third party source. These loans may also have a higher loan-to-value due to a deterioration of collateral value or higher debt-to-income as a result of deterioration in over-all financial condition of borrower.

5.

Watch—Borrowers who have marginal cash flow, marginal profitability or have experienced an unprofitable year and a declining financial condition characterize these loans. The borrower has in the past satisfactorily handled debts with the bank, but in recent months has either been late, delinquent in making payments or made sporadic payments. While the bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weak financial statement and repayment ability, but the collateral appears to limit exposure. This class includes loans to established borrowers that are reasonably well margined by collateral, but where potential for improvement in financial capacity appears limited.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans (Continued)

6.

Substandard—These loans are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Loss potential, while existing in the aggregate amount of this category does not have to exist in the individual asset.

7.

Doubtful—A loan classified as doubtful has all the weaknesses inherent in the substandard loan with the added characteristic that the weakness makes collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collection in full in a reasonable period of time; if in fact, there is permanent impairment in the collateral securing the loan. These loans are in a workout status and have a defined workout strategy.

8.	Loss—Loan is no longer bankable.

The table below illustrates the carrying amount of loans by credit quality indicator:

	December 31, 2018
	Pass 1-4	Watch 5	Substandard 6	Doubtful 7	Loss 8	Total
Real Estate Construction, Land Development and Other Land	$15,681,467	$405,415	$496,000	$—	$—	$16,582,882
Secured by 1-4 Family Residential Properties	31,795,429	1,145,759	125,431	—	—	33,066,619
Secured by Multi-Family Residential Properties	2,170,664	—	—	—	—	2,170,664
Secured by Nonfarm, Nonresidential Properties	31,494,335	721,794	1,922,147	—	—	34,138,276
Farmland	9,097,638	155,032	285,131	—	—	9,537,801
Commercial and Industrial	20,172,682	400,593	12,738	—	—	20,586,013
Consumer	2,265,107	61,163	44,167	—	—	2,370,437
Agricultural and Other	7,519,049	1,052,358	189,517	—	—	8,760,924

	$120,196,371	$3,942,114	$3,075,131	$—	$—	$127,213,616

As of December 31, 2018, there were no loans with credit quality of 7 or 8.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans (Continued)

Age analysis of past due loans are as follows:

December 31, 2018:

	Accruing Loans
	30-89 Days	90+ Days	Total Past Due	Current	Nonaccrual	Total Loans
Real Estate Construction, Land Development and Other Land	$—	$—	$—	$16,582,882	$—	$16,582,882
Secured by 1-4 Family Residential Properties	48,013	—	48,013	32,913,060	105,546	33,066,619
Secured by Multi-Family Residential Properties	—	—	—	2,170,664	—	2,170,664
Secured by Nonfarm, Nonresidential Properties	—	—	—	33,543,080	595,196	34,138,276
Farmland	—	—	—	9,271,300	266,500	9,537,800
Commercial and Industrial	6,196	—	6,196	20,579,817	—	20,586,013
Consumer	47,284	—	47,284	2,323,154	—	2,370,438
Agricultural and Other	63,188	—	63,188	8,580,426	117,310	8,760,924

	$164,681	$—	$164,681	$125,964,383	$1,084,552	$127,213,616

The following is a summary of information pertaining to impaired loans:

December 31, 2018:

	With no Related Allowance Recorded		With an Allowance Recorded
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
Real Estate:
Construction, Land Development and Other Land	$—	$—	$496,000	$496,000	$12,250
Secured by 1-4 Family Residential Properties	—	—	25,931	25,931	2,531
Secured by Nonfarm, Nonresidential Properties	—	—	595,196	595,196	95,196
Farmland	—	—	266,500	266,500	14,820
Commercial and Industrial	—	—	7,168	7,168	7,168
Consumer	—	—	44,167	44,167	18,367
Agricultural and Other	—	—	195,794	195,794	34,099

Ending Balance	$—	$—	$1,630,756	$1,630,756	$184,431

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 4—Loans (Continued)

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows:

December 31, 2018:

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Real Estate:
Construction, Land Development and Other Land	$496,000	$15,568	$16,021
Secured by 1-4 Family	25,931	1,494	1,575
Secured by Nonfarm, Nonresidential Properties	595,196	32,763	33,336
Farmland	133,250	13,894	15,043
Commercial and Industrial	7,168	605	650
Consumer	11,042	2,703	2,657
Agricultural and Other	39,159	13,800	16,629

Total	$1,307,746	$80,827	$85,911

Information on Troubled Debt Restructurings (TDR’s) for the year ended December 31, 2018 is as follows:

December 31, 2018:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial and Industrial	—	$—	$—
Commercial Real Estate	2	882,443	887,686
Residential Real Estate	—	—	—

	2	$882,443	$887,686

One troubled debt restructured loan shown above was modified during 2017 with the following terms. A loan in the amount of $602,026 was converted to interest only payments for three months in the prior year. This same loan later was modified to reduce the interest rate. The loan was renewed for twelve months in late 2018.

One troubled debt restructured loan shown above was modified during 2018 with the following terms. A loan in the amount of $291,205 was renewed at 6% for six months with payments at $1,600 per month for five months and a balloon payment at maturity.

At December 31, 2018 there are no commitments to lend additional funds to any borrower whose loan terms have been modified in a troubled debt restructuring.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 5—Bank Premises and Equipment

A summary of the cost and accumulated depreciation of bank premises and equipment as of December 31, 2018 is as follows:

Land	$787,891
Construction in Progress	16,465
Buildings and Improvements	2,031,858
Equipment, Furniture and Fixtures	775,707
Autos	32,229

$3,644,150
Accumulated Depreciation	(1,124,017)

Total Bank Premises and Equipment, Net	$2,520,133

Depreciation expense amounted to $154,847 for the year ended December 31, 2018.

Note 6—Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2018 and 2016 was $36,054,844 and are included in interest-bearing deposits in the balance sheet. Certificates of deposit and other time deposits issued in denominations that meet or exceed the FDIC insurance limit of $250,000 or more at December 31, 2018 totaled $16,719,580.

The scheduled maturities of time deposits are as follows:

Within One Year	$23,563,632
Over One Year Through Three Years	22,342,414
After Three Years Through Five Years	4,011,146

Total	$49,917,192

Note 7—Borrowings

During 2018, the Bank had no sales of securities under agreements to repurchase the same securities.

Long-term debt consisted of the following:

FHLB borrowings; variable interest rate, currently at the rate of 2.31% - 2.78%; collateralized by a blanket lien on the Bank’s 1 to 4 family residential mortgage loans totaling $4,187,581 as of December 31, 2018	$2,062,332

The Bank has established credit availability in the amount of 25% of the Bank’s total assets with the FHLB of Atlanta. As of December 31, 2018, the Bank would be able to access an additional $35,467,168 of FHLB credit products based on the Bank’s current financial and operational conditions and the pledging of sufficient collateral. As of December 31, 2018, the Bank had $2,062,332 in outstanding advances.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 7—Borrowings (Continued)

At December 31, 2018 the Bank also had three unsecured federal fund lines of credit with other financial institutions enabling the Bank to borrow up to $7,500,000, with interest determined at the time of draw. The arrangements are reviewed annually for renewal of each credit line. As of December 31, 2018, the Bank had no outstanding advances.

Note 8—Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

Current Tax Provision:
Federal	$534,996
State	128,751
Deferred Tax Benefit	46,702
Deferred Tax Allowance	—

Total	$710,449

The components of deferred income tax assets and deferred income tax liabilities are as follows:

Deferred Tax Assets
Net Operating Loss Carry Forward	$—
Provision for Loan Losses	470,458
Organization Costs	43,594
Write-Down of Foreclosed Assets	29,131
Deferred Loan Fees	42,187
Nonaccrual Interest	3,053
Unrealized Loss on Securities Available for Sale	104,177

$692,600
Deferred Tax Liabilities
Depreciation	(29,895)

Net Deferred Tax Asset before Valuation Allowance	$662,705
Valuation Allowance	( —)

Net Deferred Tax Asset	$662,705

The Bank files income tax returns in the United States federal jurisdiction and Alabama. With few exceptions, the Bank is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2015. As of December 31, 2018, the Bank had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law by President Trump. The Tax Reform Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S. Corporate tax rate from 35% to 21% effective January 1, 2018, while also repealing the corporate alternative minimum tax, restricting deductions for meals and entertainment and allowing expensing of certain capital expenditures. U.S. GAAP requires that the impact of tax legislation be recognized in

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 8—Income Taxes (Continued)

the period in which the law was enacted. The Bank recognized the impact of this legislation in the year ended December 31, 2017.

On February 14, 2018, FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This standard provides entities an option to reclassify certain “stranded tax effects” resulting from the recent U.S. Tax reform from accumulated other comprehensive income to retained earnings. The standard is effective for all entites in fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Under ASC 740, the enactment of the Tax Cuts and Jobs Act on December 22, 2017 requires an entity to remeasure all U.S. deferred income taxes using the new 21% tax rate as opposed to the previous corporate income tax rate of 35%. The cumulative deferred income tax adjustment is recognized as a component of income tax expense from continuing operations. However, deferred income taxes originally recognized through other comprehensive income were initially measured at the previous income tax rate of 35%. Therefore, recognizing the cumulative tax rate adjustment through income tax expense would result in a disproportionate tax balance remaining in accumulated other comprehensive income (AOCI) (i.e., “stranded tax effect”) that would be recycled to earning in future periods. The Bank elected to early implement ASU 2018-02 and made the election to reclassify the income tax effects resulting from the Tax Reform Act from AOCI to retained earnings during year ended December 31, 2017.

Note 9—Off-Balance Sheet Activities

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

Commitments to Extend Credit	$820,211
Unfunded Commitments Under Lines of Credit	$18,161,826
Standby Letters of Credit	$340,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; accounts receivable; inventory; property and equipment; personal residences; income-producing commercial properties and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 9—Off-Balance Sheet Activities (Continued)

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized until advanced and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other security is deemed necessary.

Note 10—Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank’s financial statements.

Note 11—Shareholder’s Equity

Restrictions on Dividends

The amount of dividends that the Bank can pay to Trinity Bancorp without approval from the Superintendent of Banks is limited to its net earnings for the current year plus its retained net earnings for the proceeding two years, less any required transfers to surplus. The Bank paid approximately $383,339 in dividends to Bancorp in 2017.

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory reporting requirements. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of common equity, total, tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018 that the Bank meets all the capital adequacy requirements to which it is subject.

The most recent notification from the Alabama State Banking Department categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity risk-based, Tier 1 risk-based, and tier 1 leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 11—Shareholder’s Equity (Continued)

have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2018 are also present in the following table.

	Actual		Capital Requirement		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	(Dollars in Thousands)		(Dollars in Thousands)		(Dollars in Thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018:
Total Capital to Risk Weighted Assets	$16,757	14.63%	$9,160	8.0%	$11,451	10.0%
Tier 1 Capital to Risk Weighted Assets	$15,319	13.38%	$6,870	6.0%	$9,160	8.0%
Common Equity Tier 1 Capital	$15,319	13.38%	$5,153	4.5%	$7,443	6.5%
Leverage Capital to Average Total Assets	$15,319	10.06%	$6,092	4.0%	$7,615	5.0%

Note 12—Employee Benefit Plans

Beginning in 2013, the Bank maintains a 401(K) plan covering employees meeting certain eligibility requirements. The Bank’s 401(K) plan was updated on January 1, 2015 to a Safe Harbor Match 401(K) Plan. Employees may make voluntary contributions to the Plan through payroll deductions on a pre-tax basis. The Bank automatically matches up to 4% of employee contributions each payroll. The Bank expensed contributions to the Plan in the amount of $48,373 in 2018.

Note 13—Stock Options and Warrants

In 2012, the Bank issued 99,051 warrants to investors in connection with a stock offering. The warrants entitle the investor to purchase voting common stock, par value of $1, at a price of $4.50 per share if exercised on or before the date that is five years following the date of the warrant, and $5.25 per share, if exercised after the date that is five years from the date of the warrant and before the date that is ten years following the date of the warrant. During 2017, 94,355 of these warrants were exercised. Outstanding warrants of 4,697 were transferred to the Bank’s holding company.

Note 14—Related Party Transactions

In the normal course of banking business, loans are made to officers and directors of the Bank, as well as to their affiliates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. Annual activity consisted of the following:

Beginning Balance	$5,014,406
New Loans	1,886,447
Repayments	(719,578)

Ending Balance	$6,181,275

Interest Collected on Related Party Loans	$201,026

Deposits from related parties held by the Bank totaled $8,376,453 December 31, 2018.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 15—Fair Value Measurements

FASB ASC 825, Financial Instruments, permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a Bank commitment. Subsequent changes must be recorded in earnings.

FASB ASC 820, Fair Value Measurement, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale—Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans—Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of properties in the Bank’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 15—Fair Value Measurements (Continued)

Foreclosed Assets—Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s senior lending officers related to values of properties in the Bank’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair value estimates for foreclosed real estate are classified as Level 3.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018:
Securities Available for Sale
Mortgage Backed Securities	$589,666	$—	$589,666	$—
U.S. Government Securities	3,646,571	—	3,646,571	—
Certificates of Deposit	250,000	—	250,000	—
Municipal Securities	8,112,360	—	8,112,360	—

Total	$12,598,597	$—	$12,598,597	$—

No securities were transferred in or out of Level 1, Level 2 or Level 3 during 2018.

The Bank has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis.

Assets measured at fair value on a nonrecurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018:
Impaired Loans	$1,630,756	$—	$—	$1,630,756
Foreclosed Assets	121,419	—	—	121,419

Impaired loans include those loans for which the collateral value is less than the carrying amount resulting in a write down to fair value. Loan impairment is reported when full payment under the loan terms is not expected. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. When an impaired loan is determined to be collateral dependent, the fair value is determined through the utilization of a third-party appraisal, estimate of market value by licensed appraisers or local real estate brokers. The types of collateral influence the frequency of

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 15—Fair Value Measurements (Continued)

obtaining updated appraisals. Based on experience, current appraisals are discounted 10%—12% for estimated costs associated with foreclosures and costs to sell. If a loan is evaluated for impairment and the appraisal is outdated, a new appraisal is ordered. After the new appraisal is obtained, the analysis is updated to reflect the new valuation. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed.

Foreclosed assets totaling $227,351 for the year ended December 31, 2018 were re-measured at fair value, resulting in impairment losses of $105,932 for the year ended December 31, 2018.

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2017. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input utilized at December 31, 2018, is included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

Nonrecurring fair value measurements are summarized below:

	Fair Value 12/31/18	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Input
Impaired Loans	$1,630,756	(1)	(2)	10%-12%
Foreclosed Loans	$121,419	(3)	(4)	6%-10%

(1)	Multiple data points, including discount to appraised value of collateral based on recent market activity.
(2)	Appraisal compatibility adjustment (discount).
(3)	Discount to appraised value of property or net present value of future cash flows based on recent market activity for sales of similar properties.
(4)	Appraisal compatibility adjustment (discount).

Non-recurring fair value measurements using significant unobservable inputs:

Impaired

Loans—Impaired loans are valued based on multiple data points indicating the fair value for each loan. The primary data point for non-performing loans is the appraisal value of the underlying collateral to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

Foreclosed

Assets—Foreclosed property and other real estate under contract for sale are valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Financial Statements

December 31, 2018

Note 16—Fair Value of Financial Instruments

In accordance with the disclosure requirement of FASB ASC 825, Financial Instruments, the estimated fair values of the Bank’s financial instruments are as follows:

			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018:
FINANCIAL ASSETS
Cash and Cash Equivalents	$9,757,357	$9,757,357	$9,757,357	$—	$—
Investment Securities
Available for Sale	12,598,597	12,598,597	—	12,598,597	—
Restricted Stock	332,750	332,750	—	332,750	—
Net Loans	125,487,276	125,487,276	—	—	125,487,276

FINANCIAL LIABILITIES
Deposits	$134,536,307	$134,536,307	$—	$—	$134,536,307
FHLB Advances	2,062,332	2,062,332	—	—	2,062,332

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 2018:

Cash and Cash Equivalents—The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Investment securities and restricted stock—Fair values are based on quoted market prices, except for certain restricted stocks where fair value equals par value because of certain redemption restrictions.

Loans—The fair value of loans is estimated to approximate the carrying amounts.

Deposits—The fair value of deposits is estimated to approximate the carrying amounts.

FHLB Advances—The fair value of FHLB advances is estimated to approximate the carrying amounts.

Schedules

Trinity Bancorp, Inc. and Subsidiary

Dothan, Alabama

Schedule 1—Consolidating Schedule—Balance Sheets

December 31, 2018

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
ASSETS
Cash and Cash Equivalents
Cash and Due From Banks	$382,349	$9,346,467	$—	$9,728,816
Interest-Bearing Deposits in Other Banks	—	28,541	—	28,541

Total Cash and Cash Equivalents	$382,349	$9,375,008	$—	$9,757,357
Investment Securities
Securities Available-for-Sale, at Fair Value	—	12,598,597	—	12,598,597
Other Securities, at Cost	—	332,750	—	332,750
Investment in Subsidiary (Equity Method)	15,044,760	—	(15,044,760)	—
Loans, Less Allowance for Loan Losses of $2,005,977	—	125,487,276	—	125,487,276
Bank Premises and Equipment	—	2,520,133	—	2,520,133
Foreclosed Properties	—	121,419	—	121,419
Accrued Interest and Other Assets	—	924,765	—	924,765
Deferred Tax Asset	21,668	641,037	—	662,705

TOTAL ASSETS	$15,448,777	$152,000,985	$(15,044,760)	$152,405,002

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Interest Bearing	$—	$105,751,447	$—	$105,751,447
Non-interest Bearing	—	28,784,860	—	28,784,860

Total Deposits	$—	$134,536,307	$—	$134,536,307
FHLB Advances	—	2,062,332	—	2,062,332
Accrued Interest and Other Liabilities	348,339	357,586	—	705,925

Total Liabilities	$348,339	$136,956,225	$—	$137,304,564

STOCKHOLDERS’ EQUITY
Common Stock (voting; par value $1 per share; 10,000,000 Shares Authorized; 1,741,696 Shares Issued and Outstanding)	$1,741,696	$1,749,196	$(1,749,196)	$1,741,696
Additional Paid-In Capital	100	11,623,111	(100)	11,623,111
Retained Earnings/(Deficit)	13,688,391	1,947,102	(13,570,113)	2,065,380
Accumulated Other Comprehensive Income	(274,649)	(274,649)	274,649	(274,649)
Treasury Stock, at Cost	(55,100)	—	—	(55,100)

Total Stockholders’ Equity	$15,100,438	$15,044,760	$(15,044,760)	$15,100,438

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,448,777	$152,000,985	$(15,044,760)	$152,405,002

Note: See Schedule 3 for description of eliminations.

Trinity Bancorp, Inc. and Subsidiary

Dothan, Alabama

Schedule 2—Consolidating Schedule—Statements of Income

For the Year Ended December 31, 2018

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
INTEREST INCOME
Interest and Fees on Loans	$—	$6,801,480	$—	$6,801,480
Interest on Investment Securities:
Obligations of Other U.S. Government Agencies and Corporations	—	102,588	—	102,588
Obligations of States and Political Subdivisions	—	163,989	—	163,989
Other Securities	—	14,184	—	14,184
Other Interest Income	—	178,102	—	178,102

Total Interest Income	$—	$7,260,343	$—	$7,260,343

INTEREST EXPENSE
Interest on Deposits:
Demand	$—	$39,835	$—	$39,835
Savings	—	303,462	—	303,462
Time, $100,000 and Over	—	573,992	—	573,992
Other Time	—	209,886	—	209,886
Interest on FHLB Advances	—	57,076	—	57,076

Total Interest Expense	$—	$1,184,251	$—	$1,184,251

NET INTEREST INCOME	$—	$6,076,092	$—	$6,076,092
PROVISION FOR LOAN LOSSES	—	(240,500)	—	(240,500)

NET INTEREST INCOME AFTER PROVISION FOR
LOAN LOSSES	$—	$6,316,592	$—	$6,316,592

NONINTEREST INCOME
Service Fees	$—	$304,367	$—	$304,367
Other Operating Income	—	79,394	—	79,394

Total Noninterest Income	$—	$383,761	$—	$383,761

Note: See Schedule 3 for description of eliminations.

Trinity Bancorp, Inc. and Subsidiary

Dothan, Alabama

Schedule 2—Consolidating Schedule—Statements of Income

For the Year Ended December 31, 2018

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total

NONINTEREST EXPENSE
Salaries and Employee Benefits	$—	$1,970,006	$—	$1,970,006
Occupancy and Equipment Expenses	—	738,781	—	738,781
Supervisory Assessments	—	105,000	—	105,000
Professional Fees	—	122,421	—	122,421
Supplies and Printing	—	15,648	—	15,648
Other Real Estate Expenses	—	105,611	—	105,611
Other Operating Expenses	286	782,595	—	782,881

Total Noninterest Expense	$286	$3,840,062	$—	$3,840,348

INCOME BEFORE PROVISION FOR INCOME TAXES	$(286)	$2,860,291	$—	$2,860,005
Undistributed Earnings of Subsidiary	2,151,447	—	(2,151,447)	—
PROVISION FOR INCOME TAXES	1,605	708,844	—	710,449

NET INCOME	$2,149,556	$2,151,447	$(2,151,447)	$2,149,556

Trinity Bancorp, Inc.

Dothan, Alabama

Schedule 3—Consolidating Entries

For the Year Ended December 31, 2018

	Debit	Credit
Equity in Earnings of Subsidiary	$2,151,447
Investment in Trinity Bank		$2,151,447
(To eliminate current earnings of Trinity Bank)

Accumulated Other Comprehensive Income (AOCI)		$274,649
Investment in Trinity Bank	$274,649
(To eliminate AOCI of Trinity Bank)

Additional Paid in Capital	$100
Investment in Trinity Bank		$100
(To eliminate additional paid in capital)

Retained Earnings	$11,418,666
Investment in Trinity Bank		$11,418,666
(To eliminate prior years cumulative gains of Trinity Bank)

Common Stock	$1,749,196
Investment in Trinity Bank		$1,749,196
(To eliminate Common Stock issued and outstanding of Trinity Bank)

Walter P. Wilkerson, Jr., CPA John O. Bowden, CPA* Misty K. Tindol, CPA Jackie L. Smith, CPA Herbert A. Barr, CPA (Retired) T. Winston Brunson, CPA (Retired)
529 Boll Weevil Circle P.O. Box 311710 Enterprise, Alabama 36331-1710 Telephone: (334) 347-9509 Fax: (334) 393-2194 website: www.bwbcpas.com

Independent Auditor’s Report

To the Audit Committee

    and Board of Directors

Trinity Bancorp, Inc. Dothan,

Alabama

We have audited the accompanying consolidated balance sheet of Trinity Bancorp, Inc. (an Alabama Banking Corporation) and its Subsidiary as of December 31, 2017, the end of the initial accounting period of the Company, and the related notes.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

American Institute of Certified Public Accountants / Alabama Society of Certified Public Accountants

Florida Institute of Certified Public Accountants* / Private Companies Practice Section

The Audit Committee

and Board of Directors

Trinity Bancorp, Inc.

Opinion

In our opinion, the consolidated balance sheet referred to above present fairly, in all material respects, the financial position of Trinity Bancorp, Inc. and its Subsidiary as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

Note 13 to the financial statements, Stock Options and Warrants, was corrected to remove reference to 2006 options issued by Trinity Bank and to remove reference to warrants expiring without exercise. Our opinion is not modified with respect to this matter.

November 20, 2018	/s/ Brunson, Wilkerson, Bowden & Associates, P.C.

Brunson, Wilkerson, Bowden & Associates, P.C. Enterprise, Alabama

Trinity Bancorp, Inc.

Dothan, Alabama

Consolidated Balance Sheet

December 31, 2017

ASSETS
Cash and Cash Equivalents
Cash and Due From Banks	$9,039,464
Interest-Bearing Deposits in Other Banks	78,827

Total Cash and Cash Equivalents	$9,118,291
Investment Securities
Securities Available-for-Sale, at Fair Value	13,420,406
Other Securities, at Cost	322,950
Loans, Less Allowance for Loan Losses of $2,256,084	119,100,333
Bank Premises and Equipment	2,533,570
Foreclosed Properties	257,874
Accrued Interest and Other Assets	1,172,989
Deferred Tax Asset	675,935

TOTAL ASSETS	$146,602,348

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Interest Bearing	$102,916,434
Non-interest Bearing	27,755,762

Total Deposits	$130,672,196
FHLB Advances	2,260,156
Accrued Interest and Other Liabilities	261,355

Total Liabilities	$133,193,707

STOCKHOLDERS’ EQUITY
Common Stock (voting; par value $1 per share; 11,000,000 Shares Authorized; 1,744,196 Shares Issued and Outstanding)	$1,744,196
Additional Paid-In Capital	11,623,111
Retained Earnings/(Deficit)	264,163
Accumulated Other Comprehensive Income	(186,404)
Treasury Stock, 5,000 Shares, at Cost	(36,425)

Total Stockholders’ Equity	$13,408,641

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$146,602,348

See accompanying notes to financial statements.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies

Nature of Operations

Trinity Bancorp, Inc. (the “Bancorp”) and its wholly-owned subsidiary Trinity Bank (the “Bank” and together with the Bancorp, the “Company) provides a variety of financial services to individuals and corporate customers through its offices in Dothan and Enterprise, Alabama. The Bank’s primary deposit products are demand deposits, savings and certificates of deposit. Its primary lending products are commercial loans. As a state bank, the Bank is subject to regulation by the Alabama State Banking Department and the Federal Deposit Insurance Corporation.

Additionally, the Bank maintains correspondent banking relationships with regional correspondent banks. The Bank does not have any significant concentrations to any one industry or customer. Note 3 discusses the types of securities in which the Bank invests. Note 4 discusses the types of lending in which the Bank engages. The Bank does not have any significant concentrations to any one industry or customer.

The accounting and reporting policies and practices of the Company conform to accounting principles generally accepted in the United States of America. The Company’s significant accounting policies are described below.

Principles of Consolidation

•	The accompanying consolidated financial statement includes the accounts of the Company and the Bank.

•	In consolidation, all significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of this consolidated financial statement required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Investment Securities

Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value.

Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost and adjusted for amortization of premium and accretion of discount, computed using the interest method, over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. These securities are carried at estimated fair value based on information provided by a third party pricing service with any unrealized gains or losses excluded from net income and reported in accumulated other comprehensive

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies (Continued)

Investment Securities (Continued)

income (loss), which is reported as a separate component of stockholders’ equity, net of the related deferred tax effect.

Restricted stock is stock from the Federal Home Loan Bank and First National Banker’s Bank, which are restricted as to their marketability. Because no ready market exists for these investments and they have no quoted market value, the Bank’s investment in these stocks are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis of the stock.

Loans and Allowance for Loan Losses

The Bank grants real estate, commercial, consumer and agricultural loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Houston and Coffee County and surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity, or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on the loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Loans are typically charged-off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established as estimated losses and are charged to earnings through a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) FASB ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) FASB ASC 310, Receivables, which requires that losses on impaired loans be accrued based on the differences between the loan balance and either the value of collateral, if such loans are considered to be collateral dependent and in the process of collection, or the present value of future cash flows, or the loan’s value as observable in the secondary market. A loan is considered impaired when, based on current information and events, the Bank has concerns about the ability to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant delays and payment shortfalls

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank’s allowance for loan losses has three basic components: the specific allowance, the formula allowance and the pooled allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. As a result of the uncertainties inherent in the estimation process, management’s estimate of loan losses and the related allowance could change in the near term.

The specific allowance component is used to individually establish an allowance for loans identified for impairment testing. When impairment is identified, a specific reserve may be established based on the Bank’s calculation of the estimated loss embedded in the individual loan. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment.

The formula allowance component is used for estimating the loss on internally risk rated loans exclusive of those identified as impaired. The loans meeting the Company’s internal criteria for classification, such as special mention, substandard, doubtful and loss, as well as specifically identified impaired loans, are segregated from performing loans within the portfolio. These internally classified loans are then grouped by loan type. Each loan type is assigned an allowance factor based on management’s estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-classified loans due to management’s concerns regarding collectability or management’s knowledge of particular elements surrounding the borrower. Allowance factors increase with the worsening of the internal risk rating.

The pooled formula component is used to estimate the losses inherent in the pools of non-classified loans. These loans are then also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, results of the loan review system and the effect of external factors (i.e. competition and regulatory requirements). Current economic conditions take into account the average unemployment rates for Houston County and Coffee County, Alabama, the State of Alabama and for the nation, with the most significance given to the Houston and Coffee County data. The allowance factors assigned differ by loan type.

Allowance factors and overall size of the allowance may change from period to period based on management’s assessment of the above-described factors and the relative weights given to each factor. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Bank to make additions to the allowance for loan losses based on their judgments of collectability based on information available to them at the time of their examination.

Loans are stated at the principal amount outstanding, net of unamortized deferred costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Bank’s policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Deferred fees and costs on loans are being amortized on the interest method over the term of the loan.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

Management considers loans impaired when, based on current information, it is probable that the Bank will not collect all principal or interest payments according to contractual terms. Loans are evaluated for impairment in accordance with the Bank’s portfolio monitoring and ongoing risk assessment procedures. Management considers the financial condition of the borrower, cash flow of the borrower, payment status of the loan, and the value of collateral, if any, securing the loan. Loans that experience insignificant payment delays and payment shortfalls are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Bank’s charge-off policy states after all collection efforts have been exhausted and the loan is deemed to be a loss, it will be charged to the Bank’s established allowance for loan losses. For unsecured loans, a loan that is over 90 days past due or one in which Management deems no longer collectible will be charged-off. For secured loans, at the time that Management deems a loan no longer collectible, the Bank will take action to repossess the collateral if in the Bank’s best interest and to liquidate the collateral as soon as possible. Once the collateral is liquidated, the remaining deficiency will be charged-off. If liquidation of the collateral is expected to take an extended period of time, Management will estimate the expected loss amount and charge off that amount.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, commitments under standby letters of credit, and unfunded commitments under lines of credits. Such financial instruments are recorded when they are funded.

Foreclosed Properties

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of a debt. These properties are initially recorded at fair value on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method based on the estimated useful lives of the assets or the expected terms of the leases, if shorter.

Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset’s remaining useful life.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies (Continued)

Valuation of Long-lived Assets

The Bank accounts for the valuation of long-lived assets under FASB ASC 360, Property, Plant and Equipment. This guidance requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount of fair value, less costs to sell.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company does not have uncertain tax positions that are deemed material, and did not recognize any adjustments for unrecognized tax benefits. The Bank remains subject to examination for income tax returns for the years ending after December 31, 2014.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments, and FASB ASC 820, Fair Value Measurement. This guidance permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Compensated Absences

Employees of the Bank are entitled to paid vacation, paid sick days and personal days off, depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, accordingly, no liability has been recorded in the financial statements. The Bank’s policy is to recognize the costs of compensated absences when actually paid to employees.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 1—Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated the accompanying financial statements for subsequent events and transactions through November 20, 2018, the date these financial statements were available for issue, based on FASB ASC 855, Subsequent Events, and has determined that no material subsequent events other than those described below have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

After the date of the balance sheet but prior to the date of issuance of the financial statements, management became aware of an apparent fraud associated with the borrower/guarantor on one loan relationship. As a result, it became doubtful that the loan guarantees or collateral could be relied upon for repayment. Management determined that the loan should be charged-off as of December 31, 2017. The amount of the charge-off was $1,099,523.

After the date of the balance sheet but prior to the date of issuance of the financial statement, management became aware that a borrower had been denied it’s claims under U.S. Government Disaster Program. As a result, management deemed the loan to be Substandard at December 31, 2017 and wrote the remaining collateral to zero. The full amount of the loan was specifically reserved. The amount charged to loan loss was $503,066. This loan was subsequently paid in full through third-party financing.

Note 2—Due from Accounts

The Bank maintains its cash accounts at various commercial banks in Alabama and Florida. The amounts by which cash and cash equivalents exceed Federal Deposit Insurance Corporation (FDIC) insurance coverage was approximately $7,634,580 at December 31, 2017. Management monitors these bank accounts and does not expect to incur any losses from such accounts.

Note 3—Investments

The amortized cost and fair value of securities, with gross unrealized gains and losses, were as follows:

December 31, 2017:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
Mortgage Backed Securities	$697,000	$111	$7,469	$689,642
U.S. Government Securities	3,882,016	—	34,968	3,847,048
Certificates of Deposit	250,000	—	—	250,000
Municipal Securities	8,848,499	5,332	220,115	8,633,716

Total	$13,677,515	$5,443	$262,552	$13,420,406

Other securities on the balance sheet are comprised of $223,200 in FHLB stock at December 31, 2017 and $99,750 in First National Banker’s Bank stock at December 31, 2017.

At December 31, 2017 securities with a carrying value of approximately $7,019,480 were pledged to secure public deposits and for other purposes required or permitted by law.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 3—Investments (Continued)

The amortized cost and fair values of debt securities by contractual maturity at December 31, 2017 were as follows:

December 31, 2017:

	Cost	Fair Value
Due in one to five years	$2,383,728	$2,366,180
Due in over five to ten years	4,383,473	4,321,640
Due in over ten years	6,910,314	6,732,586

Total	$13,677,515	$13,420,406

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Bank’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

Available for sale securities that have been in a continuous unrealized loss position are as follows:

December 31, 2017:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Securities	$2,223,172	$17,344	$1,623,876	$17,624	$3,847,048	$34,968
Municipal Securities	2,769,349	52,366	4,635,430	167,749	7,404,779	220,115
Mortgage Backed Securities	299,132	2,086	368,058	5,383	667,190	7,469

Totals	$5,291,653	$71,796	$6,627,364	$190,756	$11,919,017	$262,552

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

U.S. Government Securities

The unrealized losses on the investments in U.S. government obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual term of the investments does not permit the issuer to settle the security at a price less than the amortized cost basis of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2017.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans

The segments of loans for December 31, 2017 were as follows:

Real Estate
Construction, Land Development and Other Land Loans	$14,948,855
Secured by 1-4 Family Residential Properties	33,378,712
Secured by Multi-Family Residential Properties	2,648,253
Secured by Nonfarm, Nonresidential Properties	32,966,992
Farmland	8,970,115
Commercial and Industrial Loans	19,944,673
Consumer Loans	2,364,723
Agricultural and Other	6,371,515

Total Loans	$121,593,838
Less: Unearned Interest and Fees	(237,421)
Allowance for Loan Losses	(2,256,084)

Loans, Net	$119,100,333

The Bank’s goal is to mitigate risks from an unforeseen threat to the loan portfolio as a result of an economic downturn or other negative influences. Plans that aid in mitigating these potential risks in managing the loan portfolio include: enforcing loan policies and procedures, evaluating the borrower’s business plan through the loan term, identifying and monitoring primary and alternative sources of repayment, and obtaining adequate collateral to mitigate loss in the event of liquidation. Specific reserves are established based upon credit and/or collateral risks on an individual loan basis. A risk rating system is used to estimate potential loss exposure and to provide a measuring system for setting general and specific reserve allocations.

Real Estate Loans

Residential Real Estate loans are loans to finance family residential units that will house from one to four families. Construction and Development loans are loans for acquisition, development, and construction and are secured by the real estate involved. Construction and Development loans are short-term loans that will be made to local and experienced contractors who have a good reputation in the community and are licensed by the state in which they work. At the end of the construction project, the loan will either convert to a permanent mortgage or be repaid by the property being sold. The loans will at all times be secured by the property and the owner of the project. Other real estate loans are secured by commercial real estate, multifamily residential properties, and other nonresidential properties.

Commercial and Industrial Loans

Commercial and Industrial loans are loans to businesses (i.e., sole proprietorships, partnerships, limited liability companies, corporations and not-for-profit and faith-based organizations) for commercial, industrial, or professional purposes. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans (Continued)

Consumer Loans

Consumer loans (installment and home equity) are loans to individuals for household, family, and other personal (non-business) purposes.

Agricultural and Other Loans

Agricultural and other loans are generally made to farmers for various purposes related to crops, livestock, related equipment/machinery, and other farm operations. Repayment is primarily dependent on the personal income of the borrower(s) and income from farming operations, which can be impacted by economic and other market conditions. As a general practice, the Bank takes as collateral a security interest in the underlying crops, livestock, equipment, etc. Such loans are monitored via inspections and/or evaluations, as applicable.

An analysis of the change in allowance for loan losses is as follows:

December 31, 2017:

	Real Estate	Commercial and Industrial	Consumer	Ag. & Other	Total
Beginning Balance	$1,100,799	$359,825	$19,105	$74,333	$1,554,062
Provision	37,500	37,500	37,500	1,640,089	1,752,589
Charge-Offs	(36,015)	(57,524)	(49,755)	(1,099,522)	(1,242,816)
Recoveries	107,030	38,866	46,353	—	192,249

Ending Balance	$1,209,314	$378,667	$53,203	$614,900	$2,256,084

Individually Evaluated for Impairment:
Recorded Investment	$629,884	$—	$57,001	$503,066	$1,189,951

Balance in Allowance for Loan Losses	$—	$—	$—	$—	$—

Collectively Evaluated for Impairment:
Recorded Investment	$89,873,280	$19,875,306	$2,117,657	$4,864,046	$116,730,289

Balance in Allowance for Loan Losses	$1,209,314	$378,667	$53,203	$614,900	$2,256,084

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as watch or lower are reviewed monthly by the Bank for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further,

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans (Continued)

commercial loans are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as when a loan becomes past due, the Bank will determine the appropriate loan grade.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful or even charge-off.

Internally assigned loan grades are defined as follows:

1.

Excellent—Loans in this category are to persons or entities of unquestioned financial strength, highly liquid financial position, with collateral that is liquid and well margined. These borrowers have performed without question on past obligations, and the bank expects performance to continue. Internally generated cash flow covers current maturities of long-term debt by a substantial margin. Loans secured by certificates of deposit and savings accounts with appropriate holds placed on accounts are to be rated as “1”.

2.

Above Average—These are loans to persons or entities with strong financial condition and above average liquidity that have previously satisfactorily handled their obligations with the bank. Collateral securing the bank’s debt is margined in accordance with policy guidelines. Internally generated cash flow covers current maturities of long-term debt more than adequately. Unsecured loans to individuals supported by strong financial statements on which repayment is satisfactory may be included in this category.

3.

Average—Loans to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service long-term debt and net worth comprised mainly of fixed assets are included in this category. These entities are minimally profitable now, with projections indicating continued profitability into the foreseeable future. Closely held corporations or businesses where a majority of the profits are withdrawn by the owners or paid in dividends are included in this category. Overall these loans are basically sound.

4.

Marginal—These loans bear the same characteristics of an Average (class 3) grade in that they are to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service the debt and net worth comprised mainly of fixed assets. Overall these loans are basically sound. However, these loans may possess characteristics considered a higher degree of risk. These characteristics may include the loan being of a speculative nature in that the repayment source is dependent upon cash flow derived from future sales of collateral or term financing from a third party source. These loans may also have a higher loan-to-value due to a deterioration of collateral value or higher debt-to-income as a result of deterioration in over-all financial condition of borrower.

5.

Watch—Borrowers who have marginal cash flow, marginal profitability or have experienced an unprofitable year and a declining financial condition characterize these loans. The borrower has in the past satisfactorily handled debts with the bank, but in recent months has either been late, delinquent in making payments or made sporadic payments. While the bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weak financial statement and repayment ability, but the collateral appears to limit exposure. This class includes loans

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans (Continued)

to established borrowers that are reasonably well margined by collateral, but where potential for improvement in financial capacity appears limited.

6.

Substandard—These loans are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Loss potential, while existing in the aggregate amount of this category does not have to exist in the individual asset.

7.

Doubtful—A loan classified as doubtful has all the weaknesses inherent in the substandard loan with the added characteristic that the weakness makes collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collection in full in a reasonable period of time; if in fact, there is permanent impairment in the collateral securing the loan. These loans are in a workout status and have a defined workout strategy.

8.	Loss—Loan is no longer bankable.

The table below illustrates the carrying amount of loans by credit quality indicator as of December 31, 2017:

	Pass 1-4	Watch 5	Substandard 6	Doubtful 7	Loss 8	Total
Real Estate Construction, Land Development and Other Land	$14,636,936	$311,919	$—	$—	$—	$14,948,855
Secured by 1-4 Family Residential Properties	32,238,832	1,085,349	54,531	—	—	33,378,712
Secured by Multi-Family Residential Properties	2,349,623	298,630	—	—	—	2,648,253
Secured by Nonfarm, Nonresidential Properties	30,295,653	661,861	2,009,478	—	—	32,966,992
Farmland	8,544,370	425,745	—	—	—	8,970,115
Commercial and Industrial	19,706,568	152,371	85,734	—	—	19,944,673
Consumer	2,224,283	75,564	64,876	—	—	2,364,723
Agricultural and Other	5,512,201	328,241	531,073	—	—	6,371,515

	$115,508,466	$3,339,680	$2,745,692	$—	$—	$121,593,838

As of December 31, 2017 there were no loans with credit quality of 7 or 8.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans (Continued)

Age analysis of past due loans are as follows:

December 31, 2017:

	Accruing Loans
	30-89 Days	90+ Days	Total Past Due	Current	Nonaccrual	Total Loans
Real Estate Construction, Land Development and Other Land	$—	$—	$—	$14,948,855	$—	$14,948,855
Secured by 1-4 Family Residential Properties	—	—	—	33,351,857	26,855	33,378,712
Secured by Multi-Family Residential Properties	—	—	—	2,648,253	—	2,648,253
Secured by Nonfarm, Nonresidential Properties	290,283	—	290,283	32,074,500	602,209	32,966,992
Farmland	—	—	—	8,970,115	—	8,970,115
Commercial and Industrial	11,610	—	11,610	19,933,063	—	19,944,673
Consumer	20,108	—	20,108	2,344,615	—	2,364,723
Agricultural and Other	71,416	—	71,416	6,300,099	—	6,371,515

	$393,417	$—	$393,417	$120,571,357	$629,064	$121,593,838

The following is a summary of information pertaining to impaired loans:

December 31, 2017:

	With no Related Allowance Recorded		With an Allowance Recorded
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
Real Estate:
Construction, Land Development and Other Land	$—	$—	$—	$—	$—
Secured by 1-4 Family Residential Properties	—	—	27,675	27,675	4,275
Secured by Nonfarm, Nonresidential Properties	—	—	602,209	602,209	102,209
Farmland	—	—	—	—	—
Commercial and Industrial	—	—	—	—	—
Consumer	—	—	57,000	57,000	23,458
Agricultural and Other	—	—	503,066	503,066	503,066

Ending Balance	$—	$—	$1,189,950	$1,189,950	$633,008

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 4—Loans (Continued)

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows:

December 31, 2017:

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Real Estate:
Construction, Land Development and Other Land	$—	$—	$—
Secured by 1-4 Family	27,675	1,578	1,870
Secured by Nonfarm, Nonresidential Properties	602,209	29,259	29,126
Commercial and Industrial	—	—	—
Consumer	9,500	3,664	3,940
Agricultural and Other	503,066	30,016	—

Total	$1,142,450	$64,517	$34,936

Information on Troubled Debt Restructurings (TDR’s) for the year ended December 31, 2017 is as follows:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial and Industrial	—	$—	$—
Commercial Real Estate	1	602,209	602,209
Residential Real Estate	—	—	—

	1	$602,209	$602,209

The troubled debt restructured loan shown above were modified during 2017 with the following terms. A loan in the amount of $602,026 was converted to interest only payments for three months. This same loan later was modified to reduce the interest rate from 5.375% to 4.5%.

There were no loans as of December 31, 2017 that had been modified as troubled debt restructurings during 2017 and then subsequently re-defaulted in 2017.

At December 31, 2017 there are no commitments to lend additional funds to any borrower whose loan terms have been modified in a troubled debt restructuring.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 5—Bank Premises and Equipment

A summary of the cost and accumulated depreciation of bank premises and equipment as of December 31, 2017 is as follows:

Land	$787,891
Construction in Progress	5,375
Buildings and Improvements	1,999,422
Equipment, Furniture and Fixtures	869,220
Autos	72,212

$3,734,120
Accumulated Depreciation	(1,200,550)

Total Bank Premises and Equipment, Net	$2,533,570

Note 6—Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2017 was $36,342,192 and are included in interest-bearing deposits in the balance sheet. Certificates of deposit and other time deposits issued in denominations that meet or exceed the FDIC insurance limit of $250,000 or more at December 31, 2017 totaled $15,317,091.

The scheduled maturities of time deposits as of December 31, 2017 are as follows:

Within One Year	$21,998,963
Over One Year Through Three Years	17,809,827
After Three Years Through Five Years	10,154,373

Total	$49,963,163

Note 7—Borrowings

During 2017, the Bank had no sales of securities under agreements to repurchase the same securities.

Long-term debt as of December 31, 2017 consisted of the following:

FHLB borrowings; variable interest rate, currently at the rate of 2.31% – 2.78%; collateralized by a blanket lien on the Bank’s 1 to 4 family residential mortgage loans totaling $4,555,190, as of December 31, 2017.	$2,260,156

The Bank has established credit availability in the amount of 25% of the Bank’s total assets with the FHLB of Atlanta. As of December 31, 2017, the Bank would be able to access an additional $35,258,593 of FHLB credit products based on the Bank’s current financial and operational conditions and the pledging of sufficient collateral. As of December 31, 2017, the Bank had $2,260,156 in outstanding advances.

At December 31, 2017 the Bank also had three unsecured federal fund lines of credit with other financial institutions enabling the Bank to borrow up to $7,500,000, with interest determined at the time of draw. The

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 7—Borrowings (Continued)

arrangements are reviewed annually for renewal of each credit line. As of December 31, 2017, the Bank had no outstanding advances.

Note 8—Income Taxes

The components of deferred income tax assets included in other assets and deferred income tax liabilities included in accrued expenses and other liabilities as of December 31, 2017 are as follows:

Deferred Tax Assets
Net Operating Loss Carry Forward	$—
Provision for Loan Losses	537,873
Organization Costs	55,723
Write-Down of Foreclosed Assets	—
Deferred Loan Fees	40,135
Nonaccrual Interest	967
Unrealized Loss on Securities Available for Sale	70,705

$705,403

Deferred Tax Liabilities
Depreciation	(29,468)
Unrealized Gain on Securities Available for Sale	—

Net Deferred Tax Asset before Valuation Allowance	$675,935
Valuation Allowance	( —)

Net Deferred Tax Asset	$675,935

The Bank files income tax returns in the United States federal jurisdiction and Alabama. With few exceptions, the Bank is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2014. As of December 31, 2017, the Bank had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law by President Trump. The Tax Reform Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S Corporate tax rate from 35% to 21% effective January 1, 2018, while also repealing the corporate alternative minimum tax, restricting deductions for meals and entertainment and allowing expensing of certain capital expenditures. U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. As a result of the Tax Reform Act, the company recorded a tax benefit of $241,705 due to the remeasurement of deferred tax assets and liabilities. We continue to examine the impact this tax legislation may have on the Bank.

On February 14, 2018, FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This standard provides entities an option to reclassify certain “stranded tax effects” resulting from the recent U.S. Tax reform from accumulated other comprehensive income to retained earnings. The standard is effective for all entites in fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Under ASC 740, the enactment of the Tax Cuts and

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 8—Income Taxes (Continued)

Jobs Act on December 22, 2017 requires an entity to remeasure all U.S. deferred income taxes using the new 21% tax rate as opposed to the previous corporate income tax rate of 35%. The cumulative deferred income tax adjustment is recognized as a component of income tax expense from continuing operations. However, deferred income taxes originally recognized through other comprehensive income were initially measured at the previous income tax rate of 35%. Therefore, recognizing the cumulative tax rate adjustment through income tax expense would result in a disproportionate tax balance remaining in accumulated other comprehensive income (AOCI) (i.e., “stranded tax effect”) that would be recycled to earning in future periods. The Bank has elected to early implement ASU 2018-02 and has made the election to reclassify the income tax effects resulting from the Tax Reform Act from AOCI to retained earnings. The amount of this reclassification is $33,424 and is a result of remeasurement of deferred taxes on the Bank’s unrealized gains/losses on available for sale securities. This reclassification occurred on a portfolio basis.

Note 9—Off-Balance Sheet Activities

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

The following financial instruments were outstanding as of December 31, 2017 whose contract amounts represent credit risk:

Commitments to Extend Credit	$854,150
Unfunded Commitments Under Lines of Credit	$13,591,055
Standby Letters of Credit	$405,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; accounts receivable; inventory; property and equipment; personal residences; income-producing commercial properties and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Bank is committed.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 9—Off-Balance Sheet Activities (Continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other security is deemed necessary.

Note 10—Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank’s financial statements.

Note 11—Shareholder’s Equity

Restrictions on Dividends

The amount of dividends that the Bank can pay to the Bancorp without approval from the State Banking Superintendent is limited to its net earnings for the current year plus its retained net earnings for the proceeding two years, less any required transfers to surplus. The Bank paid approximately $150,000 in dividends to the Bancorp in 2017.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing.

Restrictions on Lending from Subsidiary to Parent

Federal law imposes certain restrictions limiting the ability of the Bank to transfer funds to Bancorp in the forms of loans or advances. Section 23A of the Federal Reserve Act prohibits the Bank from making loans or advances to Bancorp in excess of 10 percent of its capital stock and surplus, as defined therein. There were no loans or advances outstanding at December 31, 2017.

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory reporting requirements. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 11—Shareholder’s Equity (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of common equity, total, tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2017, that the Bank meets all the capital adequacy requirements to which it is subject.

The most recent notification from the Alabama State Banking Department categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity risk-based, Tier 1 risk-based, and tier 1 leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2017, are also present in the following table.

	Actual		Capital Requirement		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	(Dollars in Thousands)		(Dollars in Thousands)		(Dollars in Thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017:
Total Capital to Risk Weighted Assets	$14,929	13.64%	$8,758	8.0%	$10,947	10.0%
Tier 1 Capital to Risk Weighted Assets	$13,550	12.38%	$6,568	6.0%	$8,758	8.0%
Common Equity Tier 1 Capital	$13,550	12.38%	$4,926	4.5%	$7,116	6.5%
Leverage Capital to Average Total Assets	$13,550	8.89%	$6,096	4.0%	$7,620	5.0%

Note 12—Employee Benefit Plans

Beginning in 2013, the Bank maintains a 401(K) plan covering employees meeting certain eligibility requirements. The Bank’s 401(K) plan was updated on January 1, 2015 to a Safe Harbor Match 401(K) Plan. Employees may make voluntary contributions to the Plan through payroll deductions on a pre-tax basis. The Bank automatically matches up to 4% of employee contributions each payroll.

Note 13—Stock Options and Warrants

In 2012, the Bank issued 99,051 warrants to investors in connection with a stock offering. The warrants entitle the investor to purchase voting common stock, par value of $1, at a price of $4.50 per share if exercised on or before the date that is five years following the date of the warrant, and $5.25 per share, if exercised after the date that is five years from the date of the warrant and before the date that is ten years following the date of the warrant. During 2017, 94,355 of these warrants were exercised. Outstanding warrants of 4,697 were transferred to the Bancorp.

Note 14—Related Party Transactions

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their affiliates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 14—Related Party Transactions (Continued)

persons. They do not involve more than normal risk of collectability or present other unfavorable features. Annual activity for the year ended December 31, 2017 consisted of the following:

Beginning Balance	$4,338,492
New Loans	1,283,648
Repayments	(607,734)

Ending Balance	$5,014,406

Deposits from related parties held by the Bank totaled $8,227,306 at December 31, 2017.

Note 15—Fair Value Measurements

FASB ASC 825, Financial Instruments, permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a Bank commitment. Subsequent changes must be recorded in earnings.

FASB ASC 820, Fair Value Measurement, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale—Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 15—Fair Value Measurements (Continued)

government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans—Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of properties in the Bank’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Assets—Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s senior lending officers related to values of properties in the Bank’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair value estimates for foreclosed real estate are classified as Level 3.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
Securities Available for Sale
Mortgage Backed Securities	$689,642	$—	$689,642	$—
U.S. Government Securities	3,847,048	—	3,847,048	—
Certificates of Deposit	250,000	—	250,000	—
Municipal Securities	8,633,716	—	8,633,716	—

Total	$13,420,406	$—	$13,420,406	$—

No securities were transferred in or out of Level 1, Level 2 or Level 3 during 2017.

The Bank has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 15—Fair Value Measurements (Continued)

Assets measured at fair value on a nonrecurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
Impaired Loans	$1,189,951	$—	$—	$1,189,951
Foreclosed Assets	257,874	—	—	257,874

Impaired loans include those loans for which the collateral value is less than the carrying amount resulting in a write down to fair value. Loan impairment is reported when full payment under the loan terms is not expected. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. When an impaired loan is determined to be collateral dependent, the fair value is determined through the utilization of a third-party appraisal, estimate of market value by licensed appraisers or local real estate brokers. The types of collateral influence the frequency of obtaining updated appraisals. Based on experience, current appraisals are discounted 10% – 12% for estimated costs associated with foreclosures and costs to sell. If a loan is evaluated for impairment and the appraisal is outdated, a new appraisal is ordered. After the new appraisal is obtained, the analysis is updated to reflect the new valuation. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed.

During 2017, certain foreclosed assets, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $433,593 (utilizing Level 3 valuation inputs) for the year ended December 31, 2017 In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Bank has recognized charge-offs of the allowance for possible loan losses totaling approximately $0 for the year ended December 31, 2017. Foreclosed assets totaling $421,903 for the year ended December 31, 2017 were not re-measured at fair value. Foreclosed assets totaling $363,801 for the year ended December 31, 2017 were re-measured at fair value, resulting in impairment losses of $3,344 for the year ended December 31, 2017.

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2017. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input utilized at December 31, 2017, is included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 15—Fair Value Measurements (Continued)

Nonrecurring fair value measurements are summarized below:

	Fair Value 12/31/17	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Input
Impaired Loans	$1,189,951	(1)	(2)	10%-12%
Foreclosed Loans	$257,874	(3)	(4)	6%-10%

(1)	Multiple data points, including discount to appraised value of collateral based on recent market activity.
(2)	Appraisal compatibility adjustment (discount).
(3)	Discount to appraised value of property or net present value of future cash flows based on recent market activity for sales of similar properties.
(4)	Appraisal compatibility adjustment (discount).

Non-recurring fair value measurements using significant unobservable inputs:

Impaired Loans—Impaired loans are valued based on multiple data points indicating the fair value for each loan. The primary data point for non-performing loans is the appraisal value of the underlying collateral to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

Foreclosed Assets—Foreclosed property and other real estate under contract for sale are valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Note 16—Fair Value of Financial Instruments

In accordance with the disclosure requirement of FASB ASC 825, Financial Instruments, the estimated fair values of the Bank’s financial instruments are as follows:

			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
FINANCIAL ASSETS
Cash and Cash Equivalents	$9,118,291	$9,118,291	$9,118,291	$—	$—
Investment Securities
Available for Sale	13,420,406	13,420,406	—	13,420,406	—
Restricted Stock	322,950	322,950	—	322,950	—
Net Loans	119,100,333	119,100,333	—	—	119,100,333
FINANCIAL LIABILITIES
Deposits	$130,672,196	$130,672,196	$—	$—	$130,672,196
FHLB Advances	2,260,156	2,260,156	—	—	2,260,156

Trinity Bancorp, Inc.

Dothan, Alabama

Notes to Consolidated Financial Statement

December 31, 2017

Note 16—Fair Value of Financial Instruments (Continued)

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 2017:

Cash and Cash Equivalents—The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Investment securities and restricted stock—Fair values are based on quoted market prices, except for certain restricted stocks where fair value equals par value because of certain redemption restrictions.

Loans—The fair value of loans is estimated to approximate the carrying amounts.

Deposits—The fair value of deposits is estimated to approximate the carrying amounts.

FHLB Advances—The fair value of FHLB advances is estimated to approximate the carrying amounts.

Note 17—Formation of Trinity Bancorp, Inc. and Share Exchange with Trinity Bank

During 2017, the Board of Directors of Trinity Bank approved the formation of a one-bank holding company, Trinity Bancorp, Inc. On May 24, 2017, Trinity Bancorp, Inc. was formed. The Company’s and the Bank’s respective Board of Directors approved a Reorganization Agreement and Share Exchange dated June 28, 2017 whereby 100% of the common stock of Trinity Bank would then be owned by Trinity Bancorp, Inc., and the Stockholders of Trinity Bank became Stockholders of Trinity Bancorp, Inc. The Articles of Share Exchange were effective August 15, 2017.

Note 18—Condensed Parent Company Information

Balance sheet at December 31, 2017:

ASSETS

Cash and Due from Banks	$20,471
Investment in Subsidiary (Equity Method)—Eliminated Upon Consolidation	13,364,897
Deferred Tax Asset	23,273

TOTAL ASSETS	$13,408,641

LIABILITIES AND STOCKHOLDER EQUITY

TOTAL LIABILITIES	$—
TOTAL STOCKHOLDERS EQUITY	13,408,641

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$13,408,641

Walter P. Wilkerson, Jr., CPA

John O. Bowden, CPA*

Misty K. Tindol, CPA

Jackie L. Smith, CPA

Herbert A. Barr, CPA (Retired)

T. Winston Brunson, CPA (Retired)

529 Boll Weevil Circle

P.O. Box 311710

Enterprise, Alabama 36331-1710

Telephone: (334) 347-9509

Fax: (334) 393-2194

website: www.bwbcpas.com

Independent Auditor’s Report

To the Audit Committee

    and Board of Directors

Trinity Bank Dothan,

Alabama

We have audited the accompanying financial statements of Trinity Bank (an Alabama Banking Corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

American Institute of Certified Public Accountants / Alabama Society of Certified Public Accountants Florida Institute of Certified Public

Accountants* / Private Companies Practice Section

The Audit Committee

and Board of Directors

Trinity Bank

Page2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Bank as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 8 to the financial statements, during the year ended December 31, 2017 the bank was required to recognize the impact of the Tax Cut and Jobs Act which resulted in remeasurement of deferred tax assets and liabilities. In addition, also as discussed in Note 8, the Bank has elected to early implement ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Comprehensive Income. This resulted in the reclassification of certain “stranded tax effects” resulting from the Tax Cut and Jobs Act from accumulated other comprehensive income to retained earnings. Our opinion is not modified with respect to this matter.

Correction of Error

The fourth sentence of paragraph four of Note 8 to the financial statements, Income Taxes, was corrected to replace the word “benefit” with the word “provision”. Our opinion is not modified with respect to this matter.

June 15, 2018	/s/ Brunson, Wilkerson, Bowden & Associates, P.C.

Brunson, Wilkerson, Bowden & Associates, P.C. Enterprise, Alabama

Trinity Bank

Dothan, Alabama

Balance Sheets

	December 31,
	2017	2016
ASSETS
Cash and Cash Equivalents
Cash and Due From Banks	$9,018,993	$6,944,962
Interest-Bearing Deposits in Other Banks	78,827	25,125

Total Cash and Cash Equivalents	$9,097,820	$6,970,087
Investment Securities
Securities Available-for-Sale, at Fair Value	13,420,406	14,071,058
Other Securities, at Cost	322,950	258,450
Loans, Less Allowance for Loan Losses of $2,256,084 and $1,554,062, Respectively	119,100,333	110,776,286
Bank Premises and Equipment	2,533,570	2,494,431
Foreclosed Properties	257,874	785,705
Accrued Interest and Other Assets	1,172,989	728,260
Deferred Tax Asset	652,662	776,952

TOTAL ASSETS	$146,558,604	$136,861,229

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Interest Bearing	$102,916,434	$100,418,554
Non-interest Bearing	27,755,762	22,229,088

Total Deposits	$130,672,196	$122,647,642
FHLB Advances	2,260,156	1,124,511
Accrued Interest and Other Liabilities	261,355	372,782

Total Liabilities	$133,193,707	$124,144,935

STOCKHOLDERS’ EQUITY
Common Stock (voting; par value $1 per share; 10,000,000 Shares Authorized; 1,749,196 and 1,654,841 Shares Issued and Outstanding at December 31, 2017 and 2016, respectively)	$1,749,196	$1,654,841
Additional Paid-In Capital	11,623,111	11,292,868
Retained Earnings/(Deficit)	178,994	29,842
Accumulated Other Comprehensive Income	(186,404)	(261,257)

Total Stockholders’ Equity	$13,364,897	$12,716,294

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$146,558,604	$136,861,229

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Income

	For the Years Ended December 31,
	2017	2016
INTEREST INCOME
Interest and Fees on Loans	$6,384,833	$5,949,308
Interest on Investment Securities:
Obligations of Other U.S. Government Agencies and Corporations	115,580	139,040
Obligations of States and Political Subdivisions	160,466	88,508
Other Securities	9,687	6,774
Other Interest Income	82,664	63,703

Total Interest Income	$6,753,230	$6,247,333

INTEREST EXPENSE
Interest on Deposits:
Demand	$35,578	$31,119
Savings	275,324	260,470
Time, $100,000 and Over	488,768	472,198
Other Time	185,025	200,356
Interest on FHLB Advances	43,921	7,584

Total Interest Expense	$1,028,616	$971,727

NET INTEREST INCOME	$5,724,614	$5,275,606
PROVISION FOR LOAN LOSSES	1,752,589	175,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$3,972,025	$5,100,606

NONINTEREST INCOME
Service Fees	$289,708	$291,011
Investment Gains	747	1,297
Gain on Sale of Foreclosed Assets	82,639	18,265
Other Operating Income	59,827	216,740

Total Noninterest Income	$432,921	$527,313

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Income

	For the Years Ended December 31,
	2017	2016
NONINTEREST EXPENSE
Salaries and Employee Benefits	$2,007,217	$1,847,260
Occupancy and Equipment Expenses	779,817	725,481
Supervisory Assessments	105,000	106,442
Professional Fees	127,408	170,516
Supplies and Printing	20,570	20,635
Loss on Other Real Estate Owned	—	34,577
Foreclosed Assets	61,694	40,082
Other Operating Expenses	560,762	494,411

Total Noninterest Expense	$3,662,468	$3,439,404

INCOME BEFORE PROVISION FOR INCOME TAXES	$742,478	$2,188,515
PROVISION FOR INCOME TAXES	476,750	794,394

NET INCOME	$265,728	$1,394,121

EARNINGS PER SHARE	$0.15	$0.84

DILUTED EARNINGS PER SHARE	$0.15	$0.71

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Comprehensive Income

	For the Years Ended December 31,
	2017	2016
NET INCOME	$265,728	$1,394,121

Other Comprehensive Income (Loss):
Changes in Net Unrealized Gains on Securities
Available for Sale, Net Income Taxes of $159,727 and $182,763, respectively	$108,722	$(268,504)
Reclassification Adjustments for Gains Realized, Net Income Taxes of $302 and $525, respectively	(445)	(772)

Other Comprehensive Income (Loss)	$108,277	$(269,276)

TOTAL COMPREHENSIVE INCOME	$374,005	$1,124,845

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Stockholders’ Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
BALANCES, DECEMBER 31, 2015	$1,654,841	$11,292,868	$(1,364,279)	$8,019	$11,591,449

COMPREHENSIVE INCOME
Net Income	$—	$—	$1,394,121	$—	$1,394,121
Other Comprehensive Income, Net of Tax:
Change in Unrealized Gain (Loss) on Securities Available-for-Sale, Net of Deferred Income Tax	—	—	—	(269,276)	(269,276)

Total Comprehensive Income (Loss)	$—	$—	$1,394,121	$(269,276)	$1,124,845

BALANCES, DECEMBER 31, 2016	$1,654,841	$11,292,868	$29,842	$(261,257)	$12,716,294

COMPREHENSIVE INCOME
Net Income	$—	$—	$265,728	$—	$265,728
Other Comprehensive Income, Net of Tax:
Change in Unrealized Gain (Loss) on Securities Available-for-Sale, Net of Deferred Income Tax	—	—	—	108,277	108,277

Total Comprehensive Income (Loss)	$—	$—	$265,728	$108,277	$374,005
Reclassification Adjustment—Legislative Rate Change	—	—	33,424	(33,424)	—
Shares issued under stock option transactions	94,355	330,243	—	—	424,598
Cash Dividends	—	—	(150,000)	—	(150,000)

BALANCES, DECEMBER 31, 2017	$1,749,196	$11,623,111	$178,994	$(186,404)	$13,364,897

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$265,728	$1,394,121
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Loan Losses	1,752,589	175,000
Deferred Income Taxes (Benefits)	50,589	190,462
Depreciation	180,501	172,784
Investment Gains	(747)	(1,297)
(Gain) Loss on Sale of Foreclosed Assets	(82,639)	(18,265)
Loss on Sale of Assets	1,392	790
Net Amortization of Securities	105,478	48,364
Writedown of Foreclosed Assets	3,344	34,577
Change in Operating Assets and Liabilities:
Accrued Interest and Other Assets	(444,729)	(116,878)
Accrued Interest and Other Liabilities	(111,427)	210,410

Net Cash Provided By Operating Activities	$1,720,079	$2,090,068

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Investment Securities Available-for-Sale	$(1,219,123)	$(9,283,756)
Proceeds from Maturities, Prepayments and Calls of Investment Securities Available-for-Sale	1,947,022	3,542,115
Purchases of Other Securities	(64,500)	(52,100)
Net Increase in Loans	(10,510,229)	(10,642,615)
Purchases of Bank Premises and Equipment	(221,032)	(320,521)
Proceeds from Sale of Foreclosed Assets	1,040,719	566,197

Net Cash Used By Investing Activities	$(9,027,143)	$(16,190,680)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Increase in Deposits	$8,024,554	$11,880,183
Proceeds from Sale of Common Stock	424,598	—
Dividends Paid on Common Stock	(150,000)	—
Net Increase in FHLB Advances	1,135,645	783,159

Net Cash Provided By Financing Activities	$9,434,797	$12,663,342

Net Increase (Decrease) in Cash and Cash Equivalents	$2,127,733	$(1,437,270)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,970,087	8,407,357

CASH AND CASH EQUIVALENTS, END OF YEAR	$9,097,820	$6,970,087

RECONCILIATION OF CASH AND CASH EQUIVALENTS TO THE BALANCE SHEET
Cash and Due from Banks	$9,018,993	$6,944,962
Interest-Bearing Deposits in Other Banks	78,827	25,125

TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	$9,097,820	$6,970,087

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016
Supplemental Cash Flow Information:
Interest Paid	$1,019,503	$968,547

Taxes Paid	$759,262	$615,507

Schedule of Noncash Investing and Financing Activities:
Loan Charge-Offs	$1,210,818	$55,708

Foreclosure of Assets	$433,593	$29,000

See accompanying notes to financial statements.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies

Nature of Operations

Trinity Bank provides a variety of financial services to individuals and corporate customers through its offices in Dothan and Enterprise, Alabama. The Bank’s primary deposit products are demand deposits, savings and certificates of deposit. Its primary lending products are commercial loans. As a state bank, the Bank is subject to regulation by the Alabama State Banking Department and the Federal Deposit Insurance Corporation.

Additionally, the Bank maintains correspondent banking relationships with regional correspondent banks. The Bank does not have any significant concentrations to any one industry or customer. Note 3 discusses the types of securities in which the Bank invests. Note 4 discusses the types of lending in which the Bank engages. The Bank does not have any significant concentrations to any one industry or customer.

The accounting and reporting policies and practices of the Bank conform with accounting principles generally accepted in the United States of America. The Bank’s significant accounting policies are described below.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheets. Such items, along with net income, are components of comprehensive income.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) and interest-bearing deposits in banks with an original maturity of 90 days or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities

Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings.

Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost and adjusted for amortization of premium and accretion of discount, computed using the interest method, over their contractual lives.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Investment Securities (Continued)

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. These securities are carried at estimated fair value based on information provided by a third party pricing service with any unrealized gains or losses excluded from net income and reported in accumulated other comprehensive income (loss), which is reported as a separate component of stockholders’ equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the statements of income.

Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the statements of income. Additionally, declines in the estimated fair value of individual investment securities below their cost that are other-than-temporary are reflected as realized losses in the statements of income. Factors affecting the determination of whether an other-than-temporary impairment has occurred include, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) that the Bank does not intend to sell these securities, and (iv) it is more likely than not that the Bank will not be required to sell before a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted stock is stock from the Federal Home Loan Bank and First National Banker’s Bank, which are restricted as to their marketability. Because no ready market exists for these investments and they have no quoted market value, the Bank’s investment in these stocks are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis of the stock.

Loans and Allowance for Loan Losses

The Bank grants real estate, commercial, consumer and agricultural loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Houston and Coffee County and surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity, or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on the loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Loans are typically charged-off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established as estimated losses and are charged to earnings through a provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is based on two basic principles of accounting: (i) FASB ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) FASB ASC 310, Receivables, which requires that losses on impaired loans be accrued based on the differences between the loan balance and either the value of collateral, if such loans are considered to be collateral dependent and in the process of collection, or the present value of future cash flows, or the loan’s value as observable in the secondary market. A loan is considered impaired when, based on current information and events, the Bank has concerns about the ability to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank’s allowance for loan losses has three basic components: the specific allowance, the formula allowance and the pooled allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. As a result of the uncertainties inherent in the estimation process, management’s estimate of loan losses and the related allowance could change in the near term.

The specific allowance component is used to individually establish an allowance for loans identified for impairment testing. When impairment is identified, a specific reserve may be established based on the Bank’s calculation of the estimated loss embedded in the individual loan. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment.

The formula allowance component is used for estimating the loss on internally risk rated loans exclusive of those identified as impaired. The loans meeting the Company’s internal criteria for classification, such as special mention, substandard, doubtful and loss, as well as specifically identified impaired loans, are segregated from performing loans within the portfolio. These internally classified loans are then grouped by loan type. Each loan type is assigned an allowance factor based on management’s estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-classified loans due to management’s concerns regarding collectability or management’s knowledge of particular elements surrounding the borrower. Allowance factors increase with the worsening of the internal risk rating.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

The pooled formula component is used to estimate the losses inherent in the pools of non-classified loans. These loans are then also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, results of the loan review system and the effect of external factors (i.e. competition and regulatory requirements). Current economic conditions take into account the average unemployment rates for Houston County and Coffee County, Alabama, the State of Alabama and for the nation, with the most significance given to the Houston and Coffee County data. The allowance factors assigned differ by loan type.

Allowance factors and overall size of the allowance may change from period to period based on management’s assessment of the above-described factors and the relative weights given to each factor. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Bank to make additions to the allowance for loan losses based on their judgments of collectability based on information available to them at the time of their examination.

Loans are stated at the principal amount outstanding, net of unamortized deferred costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Bank’s policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Deferred fees and costs on loans are being amortized on the interest method over the term of the loan. Management considers loans impaired when, based on current information, it is probable that the Bank will not collect all principal or interest payments according to contractual terms. Loans are evaluated for impairment in accordance with the Bank’s portfolio monitoring and ongoing risk assessment procedures. Management considers the financial condition of the borrower, cash flow of the borrower, payment status of the loan, and the value of collateral, if any, securing the loan. Loans that experience insignificant payment delays and payment shortfalls are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Bank’s charge-off policy states after all collection efforts have been exhausted and the loan is deemed to be a loss, it will be charged to the Bank’s established allowance for loan losses. For unsecured loans, a loan that is over 90 days past due or one in which Management deems no longer collectible will be charged-off. For secured loans, at the time that Management deems a loan no longer collectible, the Bank will take action to repossess the collateral if in the Bank’s best interest and to liquidate the collateral as soon as possible. Once the collateral is liquidated, the remaining deficiency will be charged-off. If liquidation of the collateral is expected to take an extended period of time, Management will estimate the expected loss amount and charge off that amount.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, commitments under standby letters of credit, and unfunded commitments under lines of credit. Such financial instruments are recorded when they are funded.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Foreclosed Properties

Foreclosed properties include properties that have been acquired in complete or partial satisfaction of a debt. These properties are initially recorded at fair value on the date of acquisition. Any write-downs at the time of acquisition are charged to the allowance for loan losses. Subsequent to acquisition, a valuation allowance is established, if necessary, to report these assets at the lower of (a) fair value minus estimated costs to sell or (b) cost. Gains and losses realized on the sale, and any adjustments resulting from periodic re-evaluation of the property are included in noninterest income or expense, as appropriate. Net costs of maintaining and operating the properties are expensed as incurred.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method based on the estimated useful lives of the assets or the expected terms of the leases, if shorter.

Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset’s remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the statements of income. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

Valuation of Long-lived Assets

The Bank accounts for the valuation of long-lived assets under FASB ASC 360, Property, Plant and Equipment. This guidance requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount of fair value, less costs to sell.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Bank does not have uncertain tax positions that are deemed material, and did not recognize any adjustments for unrecognized tax benefits. The Bank’s policy is to recognize interest and penalties on income taxes in other noninterest expense. The Bank remains subject to examination for income tax returns for the years ending after December 31, 2013.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Stock Compensation

Stock compensation accounting guidance (FASB ASC 718, Compensation – Stock compensation) requires that the compensation cost related to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Sholes model is used to estimate the fair value of the stock options.

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 1,749,196 for the years ended December 31, 2017 and 2016.

Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options. The dilutive shares outstanding used to calculate diluted earnings per share were 1,749,196 and 1,975,954 for the years ended December 31, 2017 and 2016, respectively.

Fair Value Measurements

The Bank follows the guidance of FASB ASC 825, Financial Instruments, and FASB ASC 820, Fair Value Measurement. This guidance permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 1—Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $27,313 and $25,109 for the years ended December 31, 2017 and 2016, respectively.

Compensated Absences

Employees of the Bank are entitled to paid vacation, paid sick days and personal days off, depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, accordingly, no liability has been recorded in the financial statements. The Bank’s policy is to recognize the costs of compensated absences when actually paid to employees.

Subsequent Events

The Bank has evaluated the accompanying financial statements for subsequent events and transactions through June 15, 2018, the date these financial statements were available for issue, based on FASB ASC 855, Subsequent Events, and has determined that no material subsequent events other than those described below have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

After the date of the balance sheet but prior to the date of issuance of the financial statements, management became aware of an apparent fraud associated with the borrower/guarantor on one loan relationship. As a result, it became doubtful that the loan guarantees or collateral could be relied upon for repayment. Management determined that the loan should be charged-off as of December 31, 2017. The amount of the charge-off was $1,099,523.

After the date of the balance sheet but prior to the date of issuance of the financial statement, management became aware that a borrower had been denied it’s claims under U.S. Government Disaster Program. As a result, management deemed the loan to be Substandard at December 31, 2017 and wrote the remaining collateral to zero. The full amount of the loan was specifically reserved. The amount charged to loan loss was $503,066.

Note 2 – Due from Accounts

The Bank maintains its cash accounts at various commercial banks in Alabama and Florida. The amounts by which cash and cash equivalents exceed Federal Deposit Insurance Corporation (FDIC) insurance coverage was approximately $7,634,580 at December 31, 2017. Management monitors these bank accounts and does not expect to incur any losses from such accounts.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 3—Investments

The amortized cost and fair value of securities, with gross unrealized gains and losses, were as follows:

December 31, 2017:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
Mortgage Backed Securities	$697,000	$111	$7,469	$689,642
U.S. Government Securities	3,882,016	—	34,968	3,847,048
Certificates of Deposit	250,000	—	—	250,000
Municipal Securities	8,848,499	5,332	220,115	8,633,716

Total	$13,677,515	$5,443	$262,552	$13,420,406

December 31, 2016:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
Mortgage Backed Securities	$1,491,287	$6,120	$21,366	$1,476,041
U.S. Government Securities	4,209,772	7,156	30,548	4,186,380
Certificates of Deposit	250,000	—	—	250,000
Municipal Securities	8,559,085	1,860	402,308	8,158,637

Total	$14,510,144	$15,136	$454,222	$14,071,058

Other securities on the balance sheet are comprised of $223,200 and $158,700 in FHLB stock at December 31, 2017 and 2016, respectively, and $99,750 in First National Banker’s Bank stock at December 31, 2017 and 2016.

At December 31, 2017 and 2016 securities with a carrying value of approximately $7,019,480 and $8,679,676, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and fair values of debt securities by contractual maturity at December 31, 2017 and 2016 were as follows:

December 31, 2017:

	Cost	Fair Value
Due in one to five years	$2,383,728	$2,366,180
Due in over five to ten years	4,383,473	4,321,640
Due in over ten years	6,910,314	6,732,586

Total	$13,677,515	$13,420,406

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 3—Investments (Continued)

December 31, 2016:

	Cost	Fair Value
Due in one to five years	$1,241,534	$1,242,213
Due in over five to ten years	4,773,494	4,651,939
Due in over ten years	8,495,116	8,176,906

Total	$14,510,144	$14,071,058

For the years ended December 31, 2017 and 2016, proceeds from sales of securities available for sale amounted to $1,610,270 and $540,000, respectively. Gross realized gains and losses on available for sale securities were as follows:

	December 31,
	2017	2016
Gross Realized Gains	$747	$1,297
Related Income Taxes	302	—

Net Realized Gains After Related Income Taxes	$445	$1,297

In 2016, these gains were offset by net operating loss carryforwards from prior years for tax purposes.

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Bank’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

Available for sale securities that have been in a continuous unrealized loss position are as follows:

December 31, 2017:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Securities	$2,223,172	$17,344	$1,623,876	$17,624	$3,847,048	$34,968
Municipal Securities	2,769,349	52,366	4,635,430	167,749	7,404,779	220,115
Mortgage Backed Securities	299,132	2,086	368,058	5,383	667,190	7,469

Totals	$5,291,653	$71,796	$6,627,364	$190,756	$11,919,017	$262,552

December 31, 2016:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Securities	$2,687,691	$30,548	$—	$—	$2,687,691	$30,548
Municipal Securities	7,759,072	402,307	—	—	7,759,072	402,307
Mortgage Backed Securities	1,095,074	21,366	—	—	1,095,074	21,366

Totals	$11,541,837	$454,221	$—	$—	$11,541,837	$454,221

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 3—Investments (Continued)

Temporarily Impaired Securities (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

U.S. Government Securities

The unrealized losses on the investments in U.S. government obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual term of the investments does not permit the issuer to settle the security at a price less than the amortized cost basis of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2017.

Note 4—Loans

The segments of loans for December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
Real Estate
Construction, Land Development and Other Land Loans	$14,948,855	$16,153,151
Secured by 1-4 Family Residential Properties	33,378,712	31,244,991
Secured by Multi-Family Residential Properties	2,648,253	2,689,304
Secured by Nonfarm, Nonresidential Properties	32,966,992	28,081,634
Farmland	8,970,115	7,128,554
Commercial and Industrial Loans	19,944,673	21,650,029
Consumer Loans	2,364,723	2,013,558
Agricultural and Other	6,371,515	3,532,210

Total Loans	$121,593,838	$112,493,431
Less: Unearned Interest and Fees	(237,421)	(163,083)
Allowance for Loan Losses	(2,256,084)	(1,554,062)

Loans, Net	$119,100,333	$110,776,286

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

The Bank’s goal is to mitigate risks from an unforeseen threat to the loan portfolio as a result of an economic downturn or other negative influences. Plans that aid in mitigating these potential risks in managing the loan portfolio include: enforcing loan policies and procedures, evaluating the borrower’s business plan through the loan term, identifying and monitoring primary and alternative sources of repayment, and obtaining adequate collateral to mitigate loss in the event of liquidation. Specific reserves are established based upon credit and/or collateral risks on an individual loan basis. A risk rating system is used to estimate potential loss exposure and to provide a measuring system for setting general and specific reserve allocations.

Real Estate Loans

Residential Real Estate loans are loans to finance family residential units that will house from one to four families. Construction and Development loans are loans for acquisition, development, and construction and are secured by the real estate involved. Construction and Development loans are short-term loans that will be made to local and experienced contractors who have a good reputation in the community and are licensed by the state in which they work. At the end of the construction project, the loan will either convert to a permanent mortgage or be repaid by the property being sold. The loans will at all times be secured by the property and the owner of the project. Other real estate loans are secured by commercial real estate, multifamily residential properties, and other nonresidential properties.

Commercial and Industrial Loans

Commercial and Industrial loans are loans to businesses (i.e., sole proprietorships, partnerships, limited liability companies, corporations and not-for-profit and faith-based organizations) for commercial, industrial, or professional purposes. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Consumer Loans

Consumer loans (installment and home equity) are loans to individuals for household, family, and other personal (non-business) purposes.

Agricultural and Other Loans

Agricultural and other loans are generally made to farmers for various purposes related to crops, livestock, related equipment/machinery, and other farm operations. Repayment is primarily dependent on the personal income of the borrower(s) and income from farming operations, which can be impacted by economic and other market conditions. As a general practice, the Bank takes as collateral a security interest in the underlying crops, livestock, equipment, etc. Such loans are monitored via inspections and/or evaluations, as applicable.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

An analysis of the change in allowance for loan losses is as follows:

December 31, 2017:

	Real Estate	Commercial and Industrial	Consumer	Ag. & Other	Total
Beginning Balance	$1,100,799	$359,825	$19,105	$74,333	$1,554,062
Provision	37,500	37,500	37,500	1,640,089	1,752,589
Charge-Offs	(36,015)	(57,524)	(49,755)	(1,099,522)	(1,242,816)
Recoveries	107,030	38,866	46,353	—	192,249

Ending Balance	$1,209,314	$378,667	$53,203	$614,900	$2,256,084

Individually Evaluated for Impairment:
Recorded Investment	$629,884	$—	$57,001	$503,066	$1,189,951

Balance in Allowance for Loan Losses	$—	$—	$—	$—	$—

Collectively Evaluated for Impairment:
Recorded Investment	$89,873,280	$19,875,306	$2,117,657	$4,864,046	$116,730,289

Balance in Allowance for Loan Losses	$1,209,314	$378,667	$53,203	$614,900	$2,256,084

December 31, 2016:

	Real Estate	Commercial	Consumer	Ag. & Other	Total
Beginning Balance	$1,082,156	$303,928	$(19,449)	$30,583	$1,397,218
Provision	43,750	43,750	43,750	43,750	175,000
Charge-Offs	(25,107)	—	(30,601)	—	(55,708)
Recoveries	—	12,147	25,405	—	37,552

Ending Balance	$1,100,799	$359,825	$19,105	$74,333	$1,554,062

Individually Evaluated for Impairment:
Recorded Investment	$662,930	$5,725	$66,393	$—	$735,048

Balance in Allowance for Loan Losses	$—	$—	$—	$—	$—

Collectively Evaluated for Impairment:
Recorded Investment	$83,748,386	$19,415,166	$1,751,164	$2,591,872	$107,506,588

Balance in Allowance for Loan Losses	$1,100,799	$359,825	$19,105	$74,333	$1,554,062

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as watch or lower are reviewed monthly by the Bank for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial loans are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as when a loan becomes past due, the Bank will determine the appropriate loan grade.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful or even charge-off.

Internally assigned loan grades are defined as follows:

1.

Excellent—Loans in this category are to persons or entities of unquestioned financial strength, highly liquid financial position, with collateral that is liquid and well margined. These borrowers have performed without question on past obligations, and the bank expects performance to continue. Internally generated cash flow covers current maturities of long-term debt by a substantial margin. Loans secured by certificates of deposit and savings accounts with appropriate holds placed on accounts are to be rated as “1”.

2.

Above Average—These are loans to persons or entities with strong financial condition and above average liquidity that have previously satisfactorily handled their obligations with the bank. Collateral securing the bank’s debt is margined in accordance with policy guidelines. Internally generated cash flow covers current maturities of long-term debt more than adequately. Unsecured loans to individuals supported by strong financial statements on which repayment is satisfactory may be included in this category.

3.

Average—Loans to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service long-term debt and net worth comprised mainly of fixed assets are included in this category. These entities are minimally profitable now, with projections indicating continued profitability into the foreseeable future. Closely held corporations or businesses where a majority of the profits are withdrawn by the owners or paid in dividends are included in this category. Overall these loans are basically sound.

4.

Marginal—These loans bear the same characteristics of an Average (class 3) grade in that they are to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service the debt and net worth comprised mainly of fixed assets. Overall these loans are basically sound. However, these loans may possess characteristics considered a higher degree of risk. These characteristics may include the loan being of a speculative nature in that the repayment source is dependent upon cash flow derived from future sales of collateral or term financing from a third party source. These loans may also have a higher loan-to-value due to a deterioration of collateral value or higher debt-to-income as a result of deterioration in over-all financial condition of borrower.

5.

Watch—Borrowers who have marginal cash flow, marginal profitability or have experienced an unprofitable year and a declining financial condition characterize these loans. The borrower has in the past satisfactorily handled debts with the bank, but in recent months has either been late, delinquent in making payments or made sporadic payments. While the bank continues to be adequately secured,

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weak financial statement and repayment ability, but the collateral appears to limit exposure. This class includes loans to established borrowers that are reasonably well margined by collateral, but where potential for improvement in financial capacity appears limited.

6.

Substandard—These loans are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Loss potential, while existing in the aggregate amount of this category does not have to exist in the individual asset.

7.

Doubtful—A loan classified as doubtful has all the weaknesses inherent in the substandard loan with the added characteristic that the weakness makes collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collection in full in a reasonable period of time; if in fact, there is permanent impairment in the collateral securing the loan. These loans are in a workout status and have a defined workout strategy.

8.	Loss—Loan is no longer bankable.

The table below illustrates the carrying amount of loans by credit quality indicator:

	December 31, 2017
	Pass	Watch	Substandard	Doubtful	Loss
	1-4	5	6	7	8	Total
Real Estate Construction, Land Development and Other Land	$14,636,936	$311,919	$—	$—	$—	$14,948,855
Secured by 1-4 Family Residential Properties	32,238,832	1,085,349	54,531	—	—	33,378,712
Secured by Multi-Family Residential Properties	2,349,623	298,630	—	—	—	2,648,253
Secured by Nonfarm, Nonresidential Properties	30,295,653	661,861	2,009,478	—	—	32,966,992
Farmland	8,544,370	425,745	—	—	—	8,970,115
Commercial and Industrial	19,706,568	152,371	85,734	—	—	19,944,673
Consumer	2,224,283	75,564	64,876	—	—	2,364,723
Agricultural and Other	5,512,201	328,241	531,073	—	—	6,371,515

	$115,508,466	$3,339,680	$2,745,692	$—	$—	$121,593,838

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

	December 31, 2016
	Pass	Watch	Substandard	Doubtful	Loss
	1-4	5	6	7	8	Total
Real Estate Construction, Land Development and Other Land	$15,877,963	$214,284	$60,904	$—	$—	$16,153,151
Secured by 1-4 Family Residential Properties	30,762,902	482,089	—	—	—	31,244,991
Secured by Multi-Family Residential Properties	2,372,499	316,805	—	—	—	2,689,304
Secured by Nonfarm, Nonresidential Properties	25,449,361	2,030,245	602,026	—	—	28,081,632
Farmland	6,956,603	171,951	—	—	—	7,128,554
Commercial and Industrial	21,357,636	286,669	5,725	—	—	21,650,030
Consumer	1,859,208	87,958	66,393	—	—	2,013,559
Agricultural and Other	3,532,210	—	—	—	—	3,532,210

	$108,168,382	$3,590,001	$735,048	$—	$—	$112,493,431

As of December 31, 2017 and 2016, there were no loans with credit quality of 7 or 8.

Age analysis of past due loans are as follows:

December 31, 2017:

	Accruing Loans
	30-89	90+	Total Past			Total
	Days	Days	Due	Current	Nonaccrual	Loans
Real Estate Construction, Land Development and Other Land	$—	$—	$—	$14,948,855	$—	$14,948,855
Secured by 1-4 Family Residential Properties	—	—	—	33,351,857	26,855	33,378,712
Secured by Multi-Family Residential Properties	—	—	—	2,648,253	—	2,648,253
Secured by Nonfarm, Nonresidential Properties	290,283	—	290,283	32,074,500	602,209	32,966,992
Farmland	—	—	—	8,970,115	—	8,970,115
Commercial and Industrial	11,610	—	11,610	19,933,063	—	19,944,673
Consumer	20,108	—	20,108	2,344,615	—	2,364,723
Agricultural and Other	71,416	—	71,416	6,300,099	—	6,371,515

	$393,417	$—	$393,417	$120,571,357	$629,064	$121,593,838

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

December 31, 2016:

	Accruing Loans
	30-89 Days	90+ Days	Total Past Due	Current	Nonaccrual	Total Loans
Real Estate Construction, Land Development and Other Land	$—	$—	$—	$16,092,247	$60,904	$16,153,151
Secured by 1-4 Family Residential Properties	—	—	—	31,244,991	—	31,244,991
Secured by Multi-Family Residential Properties	—	—	—	2,689,304	—	2,689,304
Secured by Nonfarm, Nonresidential Properties	374,207	—	374,207	27,707,427	—	28,081,634
Farmland	—	—	—	7,128,554	—	7,128,554
Commercial and Industrial	—	—	—	21,650,029	—	21,650,029
Consumer	19,710	—	19,710	1,993,848	—	2,013,558
Agricultural and Other	—	—	—	3,532,210	—	3,532,210

	$393,917	$—	$393,917	$112,038,610	$60,904	$112,493,431

The following is a summary of information pertaining to impaired loans:

December 31, 2017:

	With no Related Allowance Recorded		With an Allowance Recorded
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
Real Estate:
Construction, Land Development and Other Land	$—	$—	$—	$—	$—
Secured by 1-4 Family Residential Properties	—	—	27,675	27,675	4,275
Secured by Nonfarm, Nonresidential Properties	—	—	602,209	602,209	102,209
Farmland	—	—	—	—	—
Commercial and Industrial	—	—	—	—	—
Consumer	—	—	57,000	57,000	23,458
Agricultural and Other	—	—	503,066	503,066	503,066

Ending Balance	$—	$—	$1,189,950	$1,189,950	$633,008

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

December 31, 2016:

	With no Related Allowance Recorded		With an Allowance Recorded
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
Real Estate:
Construction, Land Development and Other Land	$60,904	$60,904	$—	$—	$—
Secured by Nonfarm, Nonresidential Properties	—	—	602,026	602,026	24,026
Farmland	—	—	—	—	—
Commercial and Industrial	—	—	5,725	5,725	5,725
Consumer	—	—	66,393	66,393	28,339
Agricultural and Other	—	—	—	—	—

Ending Balance	$60,904	$60,904	$674,144	$674,144	$58,090

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows:

December 31, 2017:

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Real Estate:
Construction, Land Development and Other Land	$—	$—	$—
Secured by 1-4 Family	27,675	1,578	1,870
Secured by Nonfarm, Nonresidential Properties	602,209	29,259	29,126
Commercial and Industrial	—	—	—
Consumer	9,500	3,664	3,940
Agricultural and Other	503,066	30,016	—

Total	$1,142,450	$64,517	$34,936

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 4—Loans (Continued)

December 31, 2016:

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Real Estate:
Construction, Land Development and Other Land	$60,904	$3,971	$—
Secured by Nonfarm, Nonresidential Properties	602,026	33,026	30,016
Commercial and Industrial	5,725	204	35
Consumer	16,598	3,171	2,711
Agricultural and Other	—	—	—

Total	$685,253	$40,372	$32,762

Information on Troubled Debt Restructurings (TDR’s) for the years ended December 31, 2017 and 2016 is as follows:

December 31, 2017:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial and Industrial	—	$—	$—
Commercial Real Estate	1	602,209	602,209
Residential Real Estate	—	—	—

	1	$602,209	$602,209

The Bank had no Troubled Debt Restructured (TDR’s) loans during the year ended December 31, 2016.

The troubled debt restructured loan shown above was modified during 2017 with the following terms. A loan in the amount of $602,026 was converted to interest only payments for three months. This same loan later was modified to reduce the interest rate from 5.375% to 4.5%.

There were no loans as of December 31, 2017 that had been modified as troubled debt restructurings during 2017 and then subsequently re-defaulted in 2017.

At December 31, 2017 there are no commitments to lend additional funds to any borrower whose loan terms have been modified in a troubled debt restructuring.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 5—Bank Premises and Equipment

A summary of the cost and accumulated depreciation of bank premises and equipment as of December 31, 2017 and 2016 is as follows:

	December 31,
	2017	2016
Land	$787,891	$749,491
Construction in Progress	5,375	13,670
Buildings and Improvements	1,999,422	1,875,003
Equipment, Furniture and Fixtures	869,220	806,279
Autos	72,212	71,708

	$3,734,120	$3,516,151
Accumulated Depreciation	(1,200,550)	(1,021,720)

Total Bank Premises and Equipment, Net	$2,533,570	$2,494,431

Depreciation expense amounted to $180,501 and $172,784 for the years ended December 31, 2017 and 2016, respectively.

Note 6—Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2017 and 2016 was $36,342,192 and $31,744,858, respectively and are included in interest-bearing deposits in the balance sheet. Certificates of deposit and other time deposits issued in denominations that meet or exceed the FDIC insurance limit of $250,000 or more at December 31, 2017 and 2016 totaled $15,317,091 and $11,648,408, respectively.

The scheduled maturities of time deposits are as follows:

	December 31,
	2017	2016
Within One Year	$21,998,963	$17,432,846
Over One Year Through Three Years	17,809,827	11,261,462
After Three Years Through Five Years	10,154,373	16,577,053

Total	$49,963,163	$45,271,361

Note 7—Borrowings

During 2017 and 2016, the Bank had no sales of securities under agreements to repurchase the same securities.

Long-term debt consisted of the following:

	December 31,
	2017	2016
FHLB borrowings; variable interest rate, currently at the rate of 2.31% - 2.78%; collateralized by a blanket lien on the Bank’s 1 to 4 family residential mortgage loans totaling $4,555,190, and $5,432,911 as of December 31, 2017 and 2016, respectively.	$2,260,156	$1,124,511

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 7—Borrowings (Continued)

The Bank has established credit availability in the amount of 25% of the Bank’s total assets with the FHLB of Atlanta. As of December 31, 2017, the Bank would be able to access an additional $35,258,593 of FHLB credit products based on the Bank’s current financial and operational conditions and the pledging of sufficient collateral. As of December 31, 2017, the Bank had $2,260,156 in outstanding advances.

At December 31, 2017 the Bank also had three unsecured federal fund lines of credit with other financial institutions enabling the Bank to borrow up to $7,500,000, with interest determined at the time of draw. The arrangements are reviewed annually for renewal of each credit line. As of December 31, 2017, the Bank had no outstanding advances.

Note 8—Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

	December 31,
	2017	2016
Current Tax Provision:
Federal	$438,001	$556,711
State	15,020	47,884
Deferred Tax Benefit	23,729	189,799
Deferred Tax Allowance	—	—

Total	$476,750	$794,394

The components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2017	2016
Deferred Tax Assets
Net Operating Loss Carry Forward	$—	$—
Provision for Loan Losses	537,873	308,594
Organization Costs	32,450	63,290
Write-Down of Foreclosed Assets	—	227,244
Deferred Loan Fees	40,135	63,494
Nonaccrual Interest	967	—
Unrealized Loss on Securities Available for Sale	70,705	177,830

	$682,130	$840,452
Deferred Tax Liabilities
Depreciation	(29,468)	(63,500)
Unrealized Gain on Securities Available for Sale	—	—

Net Deferred Tax Asset before Valuation Allowance	$652,662	$776,952
Valuation Allowance	(—)	(—)

Net Deferred Tax Asset	$652,662	$776,952

The Bank files income tax returns in the United States federal jurisdiction and Alabama. With few exceptions, the Bank is no longer subject to United States federal, state and local income tax examinations by tax

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 8—Income Taxes (Continued)

authorities for years before 2014. As of December 31, 2017, the Bank had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law by President Trump. The Tax Reform Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S Corporate tax rate from 35% to 21% effective January 1, 2018, while also repealing the corporate alternative minimum tax, restricting deductions for meals and entertainment and allowing expensing of certain capital expenditures. U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. As a result of the Tax Reform Act, the Bank recorded a tax provision of $241,705 due to the remeasurement of deferred tax assets and liabilities. We continue to examine the impact this tax legislation may have on the Bank.

On February 14, 2018, FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This standard provides entities an option to reclassify certain “stranded tax effects” resulting from the recent U.S. Tax reform from accumulated other comprehensive income to retained earnings. The standard is effective for all entites in fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Under ASC 740, the enactment of the Tax Cuts and Jobs Act on December 22, 2017 requires an entity to remeasure all U.S. deferred income taxes using the new 21% tax rate as opposed to the previous corporate income tax rate of 35%. The cumulative deferred income tax adjustment is recognized as a component of income tax expense from continuing operations. However, deferred income taxes originally recognized through other comprehensive income were initially measured at the previous income tax rate of 35%. Therefore, recognizing the cumulative tax rate adjustment through income tax expense would result in a disproportionate tax balance remaining in accumulated other comprehensive income (AOCI) (i.e., “stranded tax effect”) that would be recycled to earning in future periods. The Bank has elected to early implement ASU 2018-02 and has made the election to reclassify the income tax effects resulting from the Tax Reform Act from AOCI to retained earnings. The amount of this reclassification is $33,424 and is a result of remeasurement of deferred taxes on the Bank’s unrealized gains/losses on available for sale securities. This reclassification occurred on a portfolio basis.

Note 9—Off-Balance Sheet Activities

The Bank is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,
	2017	2016
Commitments to Extend Credit	$854,150	$1,358,929
Unfunded Commitments Under Lines of Credit	$13,591,055	$21,053,057
Standby Letters of Credit	$405,000	$539,000

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 9—Off-Balance Sheet Activities (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; accounts receivable; inventory; property and equipment; personal residences; income-producing commercial properties and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other security is deemed necessary.

Note 10—Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank’s financial statements.

Note 11—Shareholder’s Equity

Restrictions on Dividends

The amount of dividends that the Bank can pay to Trinity Bancorp without approval from the Superintendent of Banks is limited to its net earnings for the current year plus its retained net earnings for the proceeding two years, less any required transfers to surplus. The Bank paid approximately $150,000 in dividends to Bancorp in 2017.

Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory reporting requirements. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 11—Shareholder’s Equity (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of common equity, total, tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2017 and 2016, that the Bank meets all the capital adequacy requirements to which it is subject.

The most recent notification from the Alabama State Banking Department categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity risk-based, Tier 1 risk-based, and tier 1 leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2017 and 2016, are also present in the following table.

	Actual		Capital Requirement		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	(Dollars in Thousands)		(Dollars in Thousands)		(Dollars in Thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017:
Total Capital to Risk Weighted Assets	$14,929	13.64%	$8,758	8.0%	$10,947	10.0%
Tier 1 Capital to Risk Weighted Assets	$13,550	12.38%	$6,568	6.0%	$8,758	8.0%
Common Equity Tier 1 Capital	$13,550	12.38%	$4,926	4.5%	$7,116	6.5%
Leverage Capital to Average Total Assets	$13,550	8.89%	$6,096	4.0%	$7,620	5.0%
December 31, 2016:
Total Capital to Risk Weighted Assets	$14,252	14.01%	$8,137	8.0%	$10,171	10.0%
Tier 1 Capital to Risk Weighted Assets	$12,978	12.76%	$6,102	6.0%	$8,136	8.0%
Common Equity Tier 1 Capital	$12,978	12.76%	$4,577	4.5%	$6,611	6.5%
Leverage Capital to Average Total Assets	$12,978	9.29%	$5,585	4.0%	$6,982	5.0%

Note 12—Employee Benefit Plans

Beginning in 2013, the Bank maintains a 401(K) plan covering employees meeting certain eligibility requirements. The Bank’s 401(K) plan was updated on January 1, 2015 to a Safe Harbor Match 401(K) Plan. Employees may make voluntary contributions to the Plan through payroll deductions on a pre-tax basis. The Bank automatically matches up to 4% of employee contributions each payroll. The Bank expensed contributions to the Plan in the amount of $47,442 and $35,433 in 2017 and 2016, respectively.

Note 13—Stock Options and Warrants

In 2006, the Bank issued options to investors of the Bank for the placement of the initial investor’s personal funds at risk in connection with the organization of the Bank. The options entitle the investor to purchase voting common stock, par value of $1, at a price of $10 per share. Of the 222,064 options granted to investors, 222,064 options were fully vested as of December 31, 2009. Options awarded had no effect on the financial statements for the years ended December 31, 2017 or 2016.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 13—Stock Options and Warrants (Continued)

In 2012, the Bank issued 99,051 warrants to investors in connection with a stock offering. The warrants entitle the investor to purchase voting common stock, par value of $1, at a price of $4.50 per share if exercised on or before the date that is five years following the date of the warrant, and $5.25 per share, if exercised after the date that is five years from the date of the warrant and before the date that is ten years following the date of the warrant. During 2017, 94,355 of these warrants were exercised. Outstanding warrants of 4,697 were transferred to the Bank’s holding company.

Note 14—Stock Incentive Plans

The Bank established a stock incentive plan on February 23, 2006 for directors and certain key employees that provided for the granting of restricted stock, incentive and nonqualified options and performance shares. The total number of shares of stock subject to issuance under the plan could not exceed 95,000 shares. The Board of Directors determined the terms of the restricted stock and options granted. All options granted had a maximum term of ten years from the grant date, and the option price per share of options granted could not be less than the fair market value of the Bank’s common stock on the grant date. Incentive options granted to a ten percent or more stockholder—had a maximum term of five years from the grant date, and the option price per share of options granted could not be less than 110% of the fair market value of the Bank’s common stock on the grant date.

Performance shares awarded annually were subject to a calculation based on amounts and ratios reflected in the call report of the Bank at calendar year end and were subject to any adjustments determined by the Board of Directors. There were no performance shares awarded in 2016. As of the year ended December 31, 2016, performance shares of 2,860 had been awarded to employees since the inception of the stock incentive plan. The Bank’s stock incentive plan expired during the year ended December 31, 2016.

Note 15—Related Party Transactions

In the normal course of banking business, loans are made to officers and directors of the Bank, as well as to their affiliates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. Annual activity consisted of the following:

	December 31,
	2017	2016
Beginning Balance	$4,338,492	$4,489,323
New Loans	1,283,648	485,173
Repayments	(607,734)	(636,004)

Ending Balance	$5,014,406	$4,338,492

Interest Collected on Related Party Loans	$156,788	$164,601

Deposits from related parties held by the Bank totaled $8,227,306 and $7,265,096 at December 31, 2017 and 2016, respectively.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 16—Fair Value Measurements

FASB ASC 825, Financial Instruments, permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a Bank commitment. Subsequent changes must be recorded in earnings.

FASB ASC 820, Fair Value Measurement, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale – Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans – Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of properties in the Bank’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 16—Fair Value Measurements (Continued)

Foreclosed Assets – Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s senior lending officers related to values of properties in the Bank’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair value estimates for foreclosed real estate are classified as Level 3.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
Securities Available for Sale Mortgage Backed Securities	$689,642	$—	$689,642	$—
U.S. Government Securities	3,847,048	—	3,847,048	—
Certificates of Deposit	250,000	—	250,000	—
Municipal Securities	8,633,716	—	8,633,716	—

Total	$13,420,406	$—	$13,420,406	$—

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016:
Securities Available for Sale Mortgage Backed Securities	$1,476,041	$—	$1,476,041	$—
U.S. Government Securities	4,186,380	—	4,186,380	—
Certificates of Deposit	250,000	—	250,000	—
Municipal Securities	8,158,637	—	8,158,637	—

Total	$14,071,058	$—	$14,071,058	$—

No securities were transferred in or out of Level 1, Level 2 or Level 3 during 2017 or 2016.

The Bank has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 16—Fair Value Measurements (Continued)

Assets measured at fair value on a nonrecurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
Impaired Loans	$1,189,951	$—	$—	$1,189,951
Foreclosed Assets	257,874	—	—	257,874
December 31, 2016:
Impaired Loans	$735,049	$—	$—	$735,049
Foreclosed Assets	785,705	—	—	785,705

Impaired loans include those loans for which the collateral value is less than the carrying amount resulting in a write down to fair value. Loan impairment is reported when full payment under the loan terms is not expected. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. When an impaired loan is determined to be collateral dependent, the fair value is determined through the utilization of a third-party appraisal, estimate of market value by licensed appraisers or local real estate brokers. The types of collateral influence the frequency of obtaining updated appraisals. Based on experience, current appraisals are discounted 10% - 12% for estimated costs associated with foreclosures and costs to sell. If a loan is evaluated for impairment and the appraisal is outdated, a new appraisal is ordered. After the new appraisal is obtained, the analysis is updated to reflect the new valuation. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed.

During 2017, certain foreclosed assets, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $433,593 (utilizing Level 3 valuation inputs) for the year ended December 31, 2017 In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Bank has recognized charge-offs of the allowance for possible loan losses totaling approximately $0 for the year ended December 31, 2017. Foreclosed assets totaling $421,903 for the year ended December 31, 2017 were not re-measured at fair value. Foreclosed assets totaling $363,801 for the year ended December 31, 2017 were re-measured at fair value, resulting in impairment losses of $3,344 for the year ended December 31, 2017.

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2017. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input utilized at December 31, 2017, is included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 16—Fair Value Measurements (Continued)

Nonrecurring fair value measurements are summarized below:

	Fair Value 12/31/17	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Input
Impaired Loans	$1,189,951	(1)	(2)	10	%-12%
Foreclosed Loans	$257,874	(3)	(4)	6	%-10%

(1)	Multiple data points, including discount to appraised value of collateral based on recent market activity.
(2)	Appraisal compatibility adjustment (discount).
(3)	Discount to appraised value of property or net present value of future cash flows based on recent market activity for sales of similar properties.
(4)	Appraisal compatibility adjustment (discount).

Non-recurring fair value measurements using significant unobservable inputs:

Impaired Loans—Impaired loans are valued based on multiple data points indicating the fair value for each loan. The primary data point for non-performing loans is the appraisal value of the underlying collateral to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

Foreclosed Assets—Foreclosed property and other real estate under contract for sale are valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 17—Fair Value of Financial Instruments

In accordance with the disclosure requirement of FASB ASC 825, Financial Instruments, the estimated fair values of the Bank’s financial instruments are as follows:

			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017:
FINANCIAL ASSETS
Cash and Cash Equivalents	$9,097,820	$9,097,820	$9,097,820	$—	$—
Investment Securities
Available for Sale	13,420,406	13,420,406	—	13,420,406	—
Restricted Stock	322,950	322,950	—	322,950	—
Net Loans	119,100,333	119,100,333	—	—	119,100,333
FINANCIAL LIABILITIES
Deposits	$130,672,196	$130,672,196	$—	$—	$130,672,196
FHLB Advances	2,260,156	2,260,156	—	—	2,260,156
December 31, 2016:
FINANCIAL ASSETS
Cash and Cash Equivalents	$6,970,087	$6,970,087	$6,970,087	$—	$—
Investment Securities
Available for Sale	14,071,058	14,071,058	—	14,071,058	—
Restricted Stock	258,450	258,450	—	258,450	—
Net Loans	110,776,286	110,776,286	—	—	110,776,286
FINANCIAL LIABILITIES
Deposits	$122,647,642	$122,647,642	$—	$—	$122,647,642
FHLB Advances	1,124,511	1,124,511	—	—	1,124,511

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 2017 and 2016:

Cash and Cash Equivalents—The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Investment securities and restricted stock—Fair values are based on quoted market prices, except for certain restricted stocks where fair value equals par value because of certain redemption restrictions.

Loans—The fair value of loans is estimated to approximate the carrying amounts.

Deposits—The fair value of deposits is estimated to approximate the carrying amounts.

FHLB Advances—The fair value of FHLB advances is estimated to approximate the carrying amounts.

Note 18—Formation of Trinity Bancorp, Inc. and Share Exchange with Trinity Bank

During 2017, the Board of Directors of Trinity Bank approved the formation of a one-bank holding company, Trinity Bancorp, Inc. On May 24, 2017, Trinity Bancorp, Inc. was formed. The Company’s and the Bank’s respective Board of Directors approved a Reorganization Agreement and Share Exchange dated

Trinity Bank

Dothan, Alabama

Notes to Financial Statements

December 31, 2017 and 2016

Note 18—Formation of Trinity Bancorp, Inc. and Share Exchange with Trinity Bank (Continued)

June 28, 2017 whereby 100% of the common stock of Trinity Bank would then be owned by Trinity Bancorp, Inc., and the Stockholders of Trinity Bank became Stockholders of Trinity Bancorp, Inc. The Articles of Share Exchange were effective August 15, 2017.

Trinity Bancorp, Inc. & Trinity Bank

Consolidated Balance Sheet

As of June 30, 2019

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
Assets
Cash and due from banks	$102,403	$2,536,226	$—	$2,638,629
Interest bearing deposits with banks	—	14,772,581	—	14,772,581
Investment Securities—Taxable	—	3,283,221	—	3,283,221
Investment Securities—Tax-exempt	—	7,721,016	—	7,721,016
Investment in Subsidiary (Equity Method)	16,510,734	—	(16,510,734)	—
Loans, net of unearned income	—	130,295,011	—	130,295,011
Less: Allowance for loan losses	—	(2,080,825)	—	(2,080,825)
Premises and equipment, net	—	2,493,966	—	2,493,966
Accrued interest receivable	—	675,808	—	675,808
Other real estate	—	121,419	—	121,419
Other assets	21,668	1,221,461	—	1,243,129

Total Assets	$16,634,805	$161,039,884	$(16,510,734)	$161,163,955

Liabilities
Non-Interest Bearing Deposits	$—	30,906,609	—	30,906,609
Interest bearing demand deposits	—	12,340,194	—	12,340,194
Savings and Money Market Deposits	—	47,017,889	—	47,017,889
Time Deposits—Retail	—	49,077,569	—	49,077,569
Time Deposits—Wholesale	—	2,575,399	—	2,575,399

Total Deposits	—	141,917,660	—	141,917,660
Accrued expenses and other liabilities	14,142	648,699	—	662,841
FHLB Advances	—	1,962,791	—	1,962,791

Total Liabilities	$14,142	$144,529,150	$—	$144,543,292
Equity
Common stock	$1,745,853	$1,749,196	$(1,749,196)	$1,745,853
Additional Paid-In-Capital	20,062	11,623,111	(100)	11,643,073
Retained earnings	13,688,391	1,912,268	(13,535,279)	2,065,380
Accumulated other comprehensive income (loss)	23,482	23,482	(23,482)	23,482
Net Income	1,202,117	1,202,677	(1,202,677)	1,202,117
Treasury Stock at Cost	(59,242)	—	—	(59,242)

Total Equity	$16,620,663	$16,510,734	$(16,510,734)	$16,620,663

Total Liabilities & Equity	$16,634,805	$161,039,884	$(16,510,734)	$161,163,955

Book value per share				$9.52

Trinity Bancorp, Inc. & Trinity Bank

Consolidated Income Statement

For the Six Months Ended June 30, 2019

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
Interest Income
Interest on Loans	$—	3,406,243	$—	3,406,243
Fees on Loans	—	287,827	—	287,827
Interest on deposits with banks	—	163,565	—	163,565
Investment Securities—Taxable	—	39,142	—	39,142
Investment Securities—Tax-exempt	—	81,605	—	81,605

Total Interest Income	—	3,978,382	—	3,978,382
Interest Expense
Interest bearing demand deposits	—	21,798	—	21,798
Savings and Money Market Deposits	—	236,966	—	236,966
Time Deposits—Retail	—	449,602	—	449,602
Time Deposits—Wholesale	—	17,511	—	17,511

Total Interest Expense on Deposits	—	725,877	—	725,877
FHLB Advances	—	26,483	—	26,483

Total Interest Expense	—	752,360	—	752,360

Net Interest Income	—	3,226,022	—	3,226,022
Provision for loan losses	—	77,241	—	77,241

Net In. Inc. After Prov. for Loan Losses	—	3,148,781	—	3,148,781
Non Interest Income
Service charges and fees	—	76,485	—	76,485
Other noninterest income	—	272,502	—	272,502

Total Non Interest Income	—	348,987	—	348,987
Non Interest Expense
Salaries and employee benefits	—	975,893	—	975,893
Occupancy	—	402,093	—	402,093
Other noninterest expense	560	618,011	—	618,571

Total Non Interest Expense	560	1,995,997	—	1,996,557

Income Before Taxes	(560)	1,501,771	—	1,501,211
Undistributed Earnings of Subsidiary	1,202,677	—	(1,202,677)	—
Income taxes	—	299,094		299,094

Net Income	$1,202,117	$1,202,677	$(1,202,677)	$1,202,117

Basic earnings per share				$0.689
Diluted earnings per share				$0.689
Average shares outstanding—basic				1,745,853
Average shares outstanding—diluted				1,745,853

Trinity Bancorp, Inc.

Consolidated Statement of Stockholders’ Equity

For the Six Months Ended June 30, 2019

	Common Stock	Additional Paid-in- capital	Retained Earnings/(Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
BALANCES, DECEMBER 31, 2018	$1,741,696	$11,623,111	$2,065,380	$(274,649)	$(55,100)	$15,100,438

COMPREHENSIVE INCOME
Net Income	—	—	1,202,117	—	—	1,202,117
Other Comprehensive Income, Net of Tax:	—	—	—	—	—
Change in Unrealized Gain (Loss) on Securities
Available-for-sale, Net of Deferred Income Tax	—	—	—	298,131	—	298,131

Total Comprehensive Income (Loss)	—	—	1,202,117	298,131	—	1,500,248

Shares Issued (Warrants exercised)	4,697	19,962	—	—	—	24,659
Shares Repurchased	(540)	—	—	—	(4,142)	(4,682)

BALANCES, JUNE 31, 2019	$1,745,853	$11,643,073	$3,267,497	$23,482	$(59,242)	$16,620,663

Trinity Bancorp, Inc. & Trinity Bank

Consolidated Balance Sheet

As of June 30, 2018

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
Assets
Cash and due from banks	$34,253	$3,231,626	$—	$3,265,879
Interest bearing deposits with banks	—	10,430,879	—	10,430,879
Investment Securities—Taxable	—	4,181,779	—	4,181,779
Investment Securities—Tax-exempt	—	8,311,253	—	8,311,253
Investment in Subsidiary (Equity Method)	14,086,998	—	(14,086,998)	—
Loans, net of unearned income	—	123,323,726	—	123,323,726
Less: Allowance for loan losses	—	(2,392,991)	—	(2,392,991)
Premises and equipment, net	—	2,531,634	—	2,531,634
Accrued interest receivable	—	562,230	—	562,230
Other real estate	—	227,351	—	227,351
Other assets	23,273	1,165,382	—	1,188,655

Total Assets	$14,144,524	$151,572,869	$(14,086,998)	$151,630,395

Liabilities
Non-Interest Bearing Deposits	$—	$28,244,122	$—	$28,244,122
Interest bearing demand deposits	—	12,224,733	—	12,224,733
Savings and Money Market Deposits	—	42,857,695	—	42,857,695
Time Deposits—Retail	—	51,918,856	—	51,918,856
Time Deposits—Wholesale	—	—	—	—

Total Deposits	—	135,245,406	—	135,245,406
Accrued expenses and other liabilities	—	79,013	—	79,013
FHLB Advances	—	2,161,452	—	2,161,452

Total Liabilities	$—	$137,485,871	$—	$137,485,871
Equity
Common stock	$1,744,196	$1,749,196	$(1,749,196)	$1,744,196
Additional Paid-In-Capital	100	11,623,111	(100)	11,623,111
Retained earnings	11,829,574	143,994	(11,767,005)	206,563
Accumulated other comprehensive income (loss)	(320,755)	(320,755)	320,755	(320,755)
Net Income	891,409	891,452	(891,452)	891,409
Treasury Stock at Cost	—			—

Total Equity	$14,144,524	$14,086,998	$(14,086,998)	$14,144,524

Total Liabilities & Equity	$14,144,524	$151,572,869	$(14,086,998)	$151,630,395

Book value per share				$8.11

Trinity Bancorp, Inc. & Trinity Bank

Consolidated Income Statement

For the Six Months Ended June 30, 2018

	Trinity Bancorp, Inc.	Trinity Bank	Eliminations Debit (Credit)	Total
Interest Income
Interest on Loans	$—	3,015,760	$—	3,015,760
Fees on Loans	—	292,690	—	292,690
Interest on deposits with banks	—	81,106	—	81,106
Investment Securities—Taxable	—	48,916	—	48,916
Investment Securities—Tax-exempt	—	81,981	—	81,981

Total Interest Income	—	3,520,453	—	3,520,453
Interest Expense
Interest bearing demand deposits	—	19,002	—	19,002
Savings and Money Market Deposits	—	124,400	—	124,400
Time Deposits—Retail	—	374,468	—	374,468
Time Deposits—Wholesale	—	0	—	0

Total Interest Expense on Deposits	—	517,870	—	517,870
FHLB Advances	—	29,051	—	29,051

Total Interest Expense	—	546,921	—	546,921

Net Interest Income	—	2,973,532	—	2,973,532
Provision for loan losses	—	48,000	—	48,000

Net In. Inc. After Prov. for Loan Losses	—	2,925,532	—	2,925,532
Non Interest Income
Service charges and fees	—	61,886	—	61,886
Other noninterest income	—	136,457	—	136,457

Total Non Interest Income	—	198,343	—	198,343
Non Interest Expense
Salaries and employee benefits	—	1,088,994	—	1,088,994
Occupancy	—	380,392	—	380,392
Other noninterest expense	43	477,850	—	477,893

Total Non Interest Expense	43	1,947,236	—	1,947,279

Income Before Taxes	(43)	1,176,639	—	1,176,596
Undistributed Earnings of Subsidiary	891,452	—	(891,452)	0
Income taxes	—	285,187	—	285,187

Net Income	$891,409	$891,452	$(891,452)	$891,409

Basic earnings per share				$0.513
Diluted earnings per share				$0.512
Average shares outstanding—basic				1,741,696
Average shares outstanding—diluted				1,746,393

Trinity Bancorp, Inc.

Consolidated Statement of Stockholders’ Equity

For the Six Months Ended June 30, 2018

	Common Stock	Additional Paid-in-capital	Retained Earnings/(Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
BALANCES, DECEMBER 31, 2017	1,744,196	11,623,111	264,163	(186,404)	(36,425)	13,408,641

COMPREHENSIVE INCOME
Net Income	—	—	891,409	—	—	891,409
Other Comprehensive Income, Net of Tax:	—	—	—	—	—	—
Change in Unrealized Gain (Loss) on Securities	—	—	—		—
Available-for-sale, Net of Deferred Income Tax				(134,351)		(134,351)

Total Comprehensive Income (Loss)	—	—	891,409	(134,351)	—	757,058

Shares Issued	—	—	—	—	—	—
Shares Repurchased	(2,500)	—	—	—	(18,675)	(21,175)

BALANCES, JUNE 30, 2018	1,741,696	11,623,111	1,155,572	(320,755)	(55,100)	14,144,524

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

RIVER FINANCIAL CORPORATION

and

TRINITY BANCORP, INC.

dated as of

June 4, 2019

4.29	Intellectual Property	A-18
4.30	Registration Statement	A-18
4.31	Form S-4	A-19
4.32	Intended Tax Treatment	A-19
4.33	Financial Capability	A-19
4.34	Brokers	A-19
4.35	No Additional Representations	A-19
Article 5 REPRESENTATIONS, WARRANTIES AND COVENANTS OF TRINITY		A-19
5.1	Organization	A-20
5.2	Capital Stock	A-20
5.3	Subsidiaries	A-20
5.4	Financial Statements; Taxes	A-20
5.5	Absence of Changes or Effects	A-21
5.6	Title and Related Matters	A-22
5.7	Commitments	A-23
5.8	Charter and Bylaws	A-23
5.9	Litigation	A-23
5.10	Material Contract Defaults	A-23
5.11	No Conflict with Other Instrument	A-23
5.12	Governmental Authorization	A-23
5.13	Absence of Regulatory Communications; Filings	A-24
5.14	Absence of Material Adverse Effect	A-24
5.15	Insurance	A-24
5.16	Benefit Plans	A-24
5.17	Buy-Sell Agreement	A-25
5.18	Brokers	A-25
5.19	Approval of Agreement	A-26
5.20	Disclosure	A-26
5.21	Proxy Statement	A-26
5.22	Loans; Adequacy of Allowance for Loan Losses	A-26
5.23	Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act	A-26
5.24	Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act	A-27
5.25	Environmental Matters	A-27
5.26	Collective Bargaining	A-28
5.27	Labor Disputes	A-28
5.28	Derivative Contracts	A-28
5.29	Intellectual Property	A-28
5.30	Technology Systems	A-28
5.31	Community Reinvestment Act Compliance	A-29
5.32	Transaction Costs	A-29
5.33	Termination Penalties	A-29
5.34	No Additional Representations	A-29
Article 6 ADDITIONAL COVENANTS		A-29
6.1	Additional Covenants of River Financial	A-29
6.2	Additional Covenants of Trinity	A-34
Article 7 MUTUAL COVENANTS AND AGREEMENTS		A-37
7.1	Best Efforts, Cooperation	A-37
7.2	Public Announcements	A-37
7.3	Preparation of Proxy Statement and Registration Statement	A-37
7.4	Mutual Disclosure	A-38

7.5	Access to Properties and Records	A-38
7.6	Notice of Adverse Changes	A-39
Article 8 CONDITIONS TO OBLIGATIONS OF ALL PARTIES		A-39
8.1	Approval by Shareholders	A-39
8.2	Regulatory Authority Approval	A-39
8.3	Litigation	A-39
8.4	Registration Statement	A-39
Article 9 CONDITIONS TO OBLIGATIONS OF TRINITY		A-40
9.1	Representations, Warranties and Covenants	A-40
9.2	Adverse Changes	A-40
9.3	Closing Certificate	A-40
9.4	Fairness Opinion	A-40
9.5	Other Matters	A-41
9.6	Material Events	A-41
9.7	Tax Opinion	A-41
9.8	No Superior Proposal	A-41
Article 10 CONDITIONS TO OBLIGATIONS OF RIVER FINANCIAL		A-41
10.1	Representations, Warranties and Covenants	A-41
10.2	Adverse Changes	A-41
10.3	Closing Certificate	A-41
10.4	Support Agreements and Claims Letters	A-42
10.5	Other Matters	A-42
10.6	Dissenters	A-42
10.7	Material Events	A-42
10.8	Fairness Opinion	A-42
Article 11 TERMINATION OF REPRESENTATIONS AND WARRANTIES		A-42
Article 12 NOTICES		A-43
Article 13 AMENDMENT OR TERMINATION		A-44
13.1	Amendment	A-44
13.2	Termination	A-44
13.3	Damages	A-45
Article 14 DEFINITIONS		A-45
Article 15 MISCELLANEOUS		A-52
15.1	Expenses	A-52
15.2	Benefit and Assignment	A-53
15.3	Governing Law	A-53
15.4	Counterparts	A-53
15.5	Headings	A-53
15.6	Severability	A-53
15.7	Construction	A-53
15.8	Return of Information	A-53
15.9	Equitable Remedies	A-53
15.10	Attorneys’ Fees	A-53
15.11	No Waiver	A-54
15.12	Remedies Cumulative	A-54
15.13	Entire Contract	A-54

Exhibit A – Bank Merger Agreement

Exhibit B – Support Agreement

Exhibit C – Claims Letter

Exhibit D – Employee Term Sheet

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 4th day of June, 2019, by and between TRINITY BANCORP, INC. (“Trinity”), an Alabama corporation, and RIVER FINANCIAL CORPORATION (“River Financial”), an Alabama corporation.

WITNESSETH

WHEREAS, Trinity operates as a bank holding company for its wholly owned subsidiary, Trinity Bank (“Trinity Bank”), an Alabama banking corporation, with its principal office in Dothan, Alabama; and

WHEREAS, River Financial operates as a bank holding company for its wholly owned subsidiary, River Bank & Trust (“River Bank”), an Alabama banking corporation, with its principal office in Prattville, Alabama; and

WHEREAS, the board of directors of Trinity has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger (as defined herein), advisable and in the best interests of Trinity and its shareholders, (ii) authorized and approved the execution, delivery and performance by Trinity of this Agreement and the consummation of the transactions contemplated hereby, subject to the terms and conditions herein, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Trinity entitled to vote; and

WHEREAS, the board of directors of River Financial has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of River Financial and its shareholders, (ii) authorized and approved the execution, delivery and performance by River Financial of this Agreement and the consummation of the transactions contemplated hereby, subject to the terms and conditions herein, and (iii) approved the issuance of shares of River Financial Common Stock in connection with the Merger; and

WHEREAS, for U.S. federal income Tax purposes it is intended that each of the Merger and the Subsidiary Bank Merger (as defined herein) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, River Financial desires to acquire all of the issued and outstanding shares of common stock of Trinity in exchange for the Merger Consideration;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

NAME

1.1 Name. The name of the corporation resulting from the Merger shall be “River Financial Corporation.”

ARTICLE 2

MERGER — TERMS AND CONDITIONS

2.1 The Merger. On the Effective Date, Trinity shall be merged (the “Merger”) with and into River Financial with River Financial as the surviving corporation (herein referred to as the “Resulting Corporation” whenever reference is made to it as of the time of Merger or thereafter).

2.2 Corporate Existence. On the Effective Date, the corporate existence of Trinity shall, as provided in the ABCL, be merged into and continued in River Financial, as the Resulting Corporation in the Merger. The Resulting Corporation shall then be deemed to be the same corporation as Trinity and River Financial. The offices and facilities of Trinity and of River Financial shall become the offices and facilities of the Resulting Corporation. All rights, privileges, powers, franchises and interests of Trinity and River Financial, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. All liabilities, obligations, and indebtedness of every kind and description of Trinity and River Financial, respectively, as of the Effective Date shall be transferred to and assumed by the Resulting Corporation by virtue of the Merger without any separate assignment, assumption, or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Trinity and River Financial, respectively, immediately before the Effective Date.

2.3 Articles of Incorporation and Bylaws. On the Effective Date, following the Merger, the articles of incorporation and bylaws of the Resulting Corporation shall be the articles of incorporation and bylaws of River Financial as they existed immediately before the Effective Date.

2.4 Resulting Corporation’s Board. The board of directors of the Resulting Corporation on the Effective Date shall consist of the board of directors of River Financial, provided that Brian McLeod, or such other designee selected by Trinity and reasonably acceptable to River Financial, shall be added as a director of River Financial as of the Effective Date (Mr. McLeod or such other designee, the “Trinity Director”). The Trinity Director shall make a good faith effort to own or acquire 10,000 shares of River Financial Common Stock within three years following the Effective Date.

2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Trinity at a special or annual meeting of shareholders of Trinity (the “Trinity Shareholders Meeting”) to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Trinity, as required by the ABCL, the Merger shall become effective as soon as practicable thereafter in the manner provided in Section 2.7 hereof.

2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Trinity acquired by River Financial as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, the proper officers and directors of the Resulting Corporation are fully authorized in the name of Trinity or River Financial to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement.

2.7 Effective Date and Closing. Subject to all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date and time specified in the Articles of Merger to be filed with the Secretary of State of the State of Alabama (such time being herein called the “Effective Date”). Assuming all other conditions stated in this Agreement have been or will be satisfied (or waived) as of the Closing, the Closing shall take place at the offices of River Financial, in Prattville, Alabama, at 5:00 p.m. as to the Merger on a date specified by River Financial that shall be as soon as reasonably practicable after the later to occur of (i) the Trinity Shareholders Meeting, and (ii) receipt of all required regulatory approvals under Section 8.2 and the expiration of any applicable waiting periods, or at such other place and time, and in such manner, that the Parties may mutually agree. It is the intention of the Parties that if reasonably practical, the Closing shall take place on a month that is not the last day of a fiscal quarter.

2.8 Subsidiary Bank Merger. As soon as practicable after completion of the Merger, Trinity Bank will merge with and into River Bank (herein referred to as the “Resulting Bank” whenever reference is made to it as of the time of the Merger or thereafter) substantially in accordance with the terms of the Bank Merger Agreement set forth as Exhibit A hereto (the “Subsidiary Bank Merger”). Trinity will cooperate with River Financial, including the call of any special meetings of the board of directors of Trinity Bank and the filing of any regulatory applications, in the execution and filing of appropriate documentation relating to such merger. The Bank Merger Agreement shall provide that the board of directors of the Resulting Bank shall consist of the members of River Bank as of the effective date of the Subsidiary Bank Merger, provided that Robbin Thompson, or such other designee selected by Trinity and reasonably acceptable to River Financial, shall be added as a director of River Bank as of the effective date of the Subsidiary Bank Merger (Mr. Thompson or such other designee, the “Trinity Bank Director”). The Trinity Bank Director shall make a good faith effort to own or acquire 10,000 shares of River Financial Common Stock within three years of the Effective Date.

2.9 Tax Treatment. It is intended that, for U.S. federal income Tax purposes, each of the Merger and the Subsidiary Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code. Each of the Parties shall use its commercially reasonable efforts to cause the Merger and the Subsidiary Bank Merger to qualify for this treatment, including considering and negotiating in good faith such amendments to this Agreement as may reasonably be required in order to obtain such qualification (it being understood that no Party will be required to agree to any such amendment). The Parties shall report the Merger and the other transactions contemplated by this Agreement, including for U.S. federal income Tax purposes, in a manner consistent with such qualification unless, and then only to the extent, an alternative position is required pursuant to a final determination under applicable Law. No Party shall take any action or fail to take any action, or allow any affiliate to take any action or fail to take any action, that would reasonably be expected to prevent any of the foregoing.

ARTICLE 3

CONVERSION OF ACQUIRED CORPORATION STOCK

3.1 Conversion of Trinity Common Stock. On the Effective Date, by virtue of the Merger and without any action on the part of River Financial or Trinity, or any of their shareholders, each share of common stock, par value $.01 per share of Trinity (the “Trinity Common Stock”) outstanding and held of record by Trinity’s shareholders shall be converted by operation of law and without any action by any holder thereof into the right to receive a combination of shares of River Financial Common Stock and cash (the “Merger Consideration”) as specified below. Specifically, each outstanding share of Trinity Common Stock shall (subject to Section 3.4 and Section 3.6 hereof), be converted into $3.50 in cash and 0.44627 shares of River Financial Common Stock (based on a cash value of $27.00 per whole share of River Financial Common Stock (subject to adjustment pursuant to Section 3.4, the “Cash Value”)), provided fractions of shares shall not be issued. Fractions will be paid in cash based on the Cash Value. Subject to Section 3.4 and Section 3.6 hereof, the total aggregate Merger Consideration shall be approximately $27,072,138. Shares of Trinity Common Stock held by Trinity (other than as fiduciary) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

3.2 Surrender of Trinity Common Stock. On and after the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Trinity Common Stock shall be entitled, upon surrender to River Financial of a letter of transmittal, in form and substance mutually agreed upon by the Parties, together with such holder’s certificate or certificates representing shares of Trinity Common Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as River Financial or its transfer agent may reasonably require and an indemnity agreement if River Financial or its transfer agent reasonably requires) to receive in exchange therefor a certificate or certificates representing the number of whole shares of River Financial Common Stock and cash into and for which the shares of Trinity Common Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Trinity Common Stock and which is to be converted into the Merger Consideration shall for all purposes evidence ownership of the River Financial Common Stock (and cash) into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such River Financial Common Stock shall be made until the certificates previously representing shares of Trinity Common Stock shall have been properly tendered.

3.3 Fractional Shares. No fractional shares of River Financial Common Stock shall be issued, and each holder of shares of Trinity Common Stock having a fractional interest arising upon the conversion of such shares into shares of River Financial Common Stock shall, at the time of surrender of the certificates previously representing Trinity Common Stock, be paid by River Financial the Cash Value for such fractions.

3.4 Adjustments. In the event that prior to the Effective Date River Financial Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the River Financial Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of River Financial Common Stock into which the Trinity Common Stock shall be converted. In the event that, at any time or from time to time prior to the Effective Date, River Financial issues River Financial Common Stock at a price less than the Cash Value as initially set in Section 3.1 (other than as a result of the exercise of options to purchase River Financial Common Stock under River Financial option plans or other benefit plans or arrangements that are outstanding as of the date of this Agreement), the Cash Value shall automatically be downward adjusted to the lowest such issuance price.

3.5 River Financial Common Stock. The shares of River Financial Common Stock issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

3.6 Dissenting Rights. Any shareholder of Trinity who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the ABCL, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of the Trinity Common Stock held by such shareholder. If after the Effective Date, a dissenting shareholder of Trinity fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Trinity Common Stock, River Financial shall issue and deliver the Merger Consideration to which such holder of shares of Trinity Common Stock is entitled under Section 3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Trinity Common Stock held by him or her.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF RIVER FINANCIAL

Except as disclosed and set forth in the disclosure letter delivered by River Financial to Trinity prior to the execution of this Agreement (the “River Financial Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 4, or to one or more of River Financial’s covenants contained herein (provided that the mere inclusion of an item in the River Financial Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect)), River Financial represents, warrants and covenants to and with Trinity as follows:

4.1 Organization.

(a) River Financial is an Alabama corporation and River Bank is an Alabama banking corporation, each duly organized, validly existing and in good standing under the Laws of the State of Alabama. Each of River Financial and River Bank has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to qualify would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on River Financial.

(b) River Financial has no direct Subsidiaries other than River Bank, and there are no Subsidiaries of River Bank, other than River Regions Properties LLC. River Financial owns all of the issued and outstanding capital stock of River Bank free and clear of any Liens and River Bank owns all of the issued and outstanding membership interests of River Regions Properties LLC free and clear of any Liens. All of the issued and outstanding shares of capital stock of River Bank and all of the issued and outstanding membership interests of River Regions Properties LLC have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were 5,000,000 shares of common stock, par value $1.00 per share, authorized of River Bank, 3,043,612 of which are issued and outstanding and wholly owned by River Financial. River Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock. River Regions Properties LLC has no arrangements or commitments obligating it to issue membership interests in it or any securities convertible into or having the right to purchase membership interests in it.

4.2 Capital Stock.

(a) The authorized capital stock of River Financial consists of 10,000,000 shares of Common Stock, $1.00 par value per share (the “River Financial Common Stock”), of which as of the date of this Agreement, 5,703,547 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights, and 368,625 shares subject to options. Other than such options, River Financial does not have any arrangement or commitments obligating it to issue shares of its capital stock or any securities convertible into or having rights to purchase shares of its capital stock. All outstanding shares of its capital stock, and all outstanding options to acquire its capital stock, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws. The shares of River Financial Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, and free and clear of any Liens.

(b) The authorized capital stock of each Subsidiary of River Financial is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by River Financial.

4.3 Financial Statements; Taxes.

(a) River Financial has delivered or made available to Trinity copies of the following financial statements of River Financial, as filed with the SEC:

(i) Consolidated statements of financial condition (balance sheets) as of December 31, 2017, December 31, 2018, and March 31, 2019;

(ii) Consolidated statements of income (operations) for each of the three years ended December 31, 2016, 2017 and 2018 and the quarter ended March 31, 2019;

(iii) Consolidated statements of cash flows for each of the three years ended December 31, 2016, 2017 and 2018 and the quarter ended March 31, 2019;

(iv) Consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018; and

(v) Consolidated statements of changes in stockholders’ equity for the three years ended December 31, 2016, 2017 and 2018 and the quarter ended March 31, 2019.

(b) All such financial statements are in all material respects in accordance with the books and records of River Financial and have been prepared in accordance with GAAP and SEC Regulation S-X applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of River Financial and its Subsidiaries. Except as and to the extent reflected or reserved against it in such balance sheets (including the notes thereto), neither River Financial nor River Bank had, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, cash flows, comprehensive income and changes in stockholders’ equity present fairly the results of operations, cash flows, comprehensive income and changes in stockholders’ equity of River Financial and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to any unaudited interim financial statements of River Financial which may be presented to Trinity or that have been filed with the SEC, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure. All journal entries have been appropriately made in the books and records of River Financial.

(c) All income and other material Tax returns required to be filed by or on behalf of a River Financial Company have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all such returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under Section 4.3(a)(i) are, to the Knowledge of River Financial, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of all of the River Financial Companies accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which any River Financial Company may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of River Financial, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of any River Financial Company. No River Financial Company has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(d) Each River Financial Company has withheld from its employees (and timely paid to the appropriate government entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including income, social security and employment Tax withholding for all types of compensation). Each River Financial Company is in material compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) reasonably necessary to comply with, all material information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

4.4 Absence of Changes or Effects. Since the date of the most recent balance sheet provided under Section 4.3(a)(i) above, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, no River Financial Company has:

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or adjusted, split, reclassified any shares of River Financial Common Stock or any capital stock of any Subsidiary, other than pursuant to the exercise, pursuant to their terms, of any options outstanding at the date of this Agreement or issued in the ordinary course;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except customary banking transactions and borrowings, obligations (including FHLB advances and purchases of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than Liabilities reflected in or shown on the most recent balance sheet referred to in Section 4.3(a)(i) and Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders (except for inter-company dividends or distributions), or purchased or redeemed, or agreed to purchase or redeem except for purchases that may be used for ESOP purposes or isolated repurchases not material to River Financial, directly or indirectly, or otherwise acquire, any of its outstanding securities, except for dividends and distributions paid in the ordinary course of business and consistent with past practice;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate would have a Material Adverse Effect on River Financial considering its business as a whole;

(h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract or license to which it is a party if such amendment or termination is material considering its business as a whole or made any, or agreed to make, any capital expenditures in amounts exceeding $100,000 individually or $250,000 as a whole;

(i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or agreed to make any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition or results of operations;

(l) failed to operate its business in the ordinary course so as to preserve its business substantially intact and to preserve in a material way the goodwill of its customers and others with whom it has business relations; or

(m) agreed in writing, or otherwise, to take any action described in clauses (a) through (l) above, excluding (k).

4.5 No Conflict with Other Instrument. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract to which River Financial or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the articles of incorporation or bylaws of River Financial or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law or Order binding on them or any of their Assets.

4.6 Absence of Material Adverse Effect. Since the date of the most recent balance sheet provided under Section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on River Financial.

4.7 Approval of Agreement; Requisite Consents.

(a) The board of directors of River Financial has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by River Financial of this Agreement. This Agreement constitutes the legal, valid and binding obligation of River Financial, enforceable against it in accordance with its terms without any action, vote or approval of River Financial’s shareholders. Subject to the matters referred to in Section 8.2, River Financial has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. River Financial has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by Section 8.2 will not be granted without the imposition of material conditions or material delays.

(b) No Consent, Permit, notice, or filing of or with any governmental entity is required to be obtained or made by River Financial or its Subsidiaries in connection with the execution, delivery, and performance by River Financial of this Agreement or the consummation by it and its Subsidiaries of the transactions contemplated hereby, except for: (i) the filing of Articles of Merger as contemplated by Section 2.7 with the Secretary of State of the State of Alabama; (ii) the filing with the SEC of the Form S-4 pursuant to Section 7.3 and the SEC’s declaration of its effectiveness under the 1933 Act, and (C) the filing of such reports under the 1934 Act as may be required in connection with this Agreement, the Merger, and Merger Consideration, and the other transactions contemplated by this Agreement; (iii) such Consents, if any, as may be required under the HSR Act or other antitrust Laws, in any case that are applicable to the Agreement; (iv) such filings, Permits, Consents, if any, as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country; (v) the approvals described in Section 8.2; and (vi) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on River Financial.

4.8 Subsidiaries. Each Subsidiary of River Financial has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon River Financial and its Subsidiaries considered as one enterprise; and River Bank has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act.

4.9 Litigation. Except as disclosed in or reserved for in River Financial’s financial statements, there is no Litigation (whether or not purportedly on behalf of River Financial) pending or, to the Knowledge of River

Financial, threatened against or affecting any River Financial Company (nor does River Financial have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any Order or Liability not fully covered by an insurance policy in excess of the policy’s deductible amount or which is reasonably likely to have a Material Adverse Effect on River Financial, and no River Financial Company is in Default with respect to any Order or Law of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on River Financial. To the Knowledge of River Financial, each River Financial Company has complied in all material respects with all material applicable Laws including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, except for such failures to so comply as would not reasonably be expected to have a Material Adverse Effect on River Financial.

4.10 Compliance. River Financial and its Subsidiaries, in the conduct of their businesses, have been and are to the Knowledge of River Financial, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

4.11 Governmental Authorization. Each River Financial Company has all Permits and Consents that, to the Knowledge of River Financial, are legally required to enable any River Financial Company to conduct its business in all material respects as now conducted by each River Financial Company, except where the failure to have any such Permits and Consents would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on River Financial.

4.12 Proxy Statement. River Financial shall provide information to be used by Trinity in its Proxy Statement at the time of the Trinity Shareholders Meeting. Such information provided by River Financial will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.13 SEC Filings. River Financial has filed timely all registration statements, prospectuses, schedules, forms, statements, proxy materials and reports (including, in each case, all exhibits and documents incorporated by reference) required to be filed or furnished by it with or to the SEC (collectively, the “SEC Documents”). As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing or use, respectively), each of the SEC Documents complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act, and the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC thereunder applicable to such SEC Documents. None of the SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of River Financial, none of the SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the SEC Documents. No Subsidiary of River Financial is required to file or furnish any forms, reports, or other documents with the SEC.

4.14 Absence of Regulatory Communications; Filings. Neither River Financial nor any of its Subsidiaries is subject to, or has received during the past twelve (12) months, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company. All reports, records, registrations, statements, notices and other documents or information required to be filed or furnished by River Financial and River Bank with any Agency (other than the SEC) have been duly and timely filed and, to the Knowledge of River Financial, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

4.15 Loans; Adequacy of Allowance for Loan Losses.

(a) ALLL. All reserves for loan losses shown on the most recent financial statements furnished by River Financial have been calculated in accordance with GAAP and prudent and customary banking practices and are adequate in all material respects under GAAP to reflect the risk inherent in the loans of River Financial. Except as set forth in the River Financial Disclosure Letter, River Financial has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements.

(b) Validity. Each loan reflected as an Asset on the financial statements of River Financial is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights generally and to general equitable principles and complies in all material respects with all Laws to which it is subject. River Financial does not have in its portfolio any loan exceeding its legal lending limit, or any loan to any insider in violation of Regulation O and River Financial has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans. Each outstanding loan (including loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of River Bank (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws. None of the agreements pursuant to which River Bank has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan, except that River Bank sells loans in the secondary market which are subject to customary repurchase terms.

4.16 Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. River Bank is in compliance in all material respects with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. River Bank has not received any written notices of any violation of such Laws or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Knowledge of River Bank, there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such Laws.

4.17 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. River Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. To the Knowledge of River Bank, River Bank has properly certified all foreign deposit accounts and, except as would not be expected to have a Material Adverse Effect on River Bank, has made all necessary Tax withholdings on all of its deposit accounts; furthermore, to the Knowledge of River Bank, River Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Customs Reports required by any agency of the United States Treasury Department, including the IRS. To the Knowledge of River Bank, River Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to applicable Laws.

4.18 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Trinity by River Financial, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

4.19 Community Reinvestment Act Compliance. River Bank is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a composite CRA rating of not less than “satisfactory.”

4.20 Title and Related Matters. River Financial has good and marketable title to all the properties, interest in properties and Assets, real, personal and mixed, that are owned by, and material to the business of, River Financial, and reflected in the most recent balance sheet referred to in Section 4.3(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all Liens. To the Knowledge of River Financial, the material structures and equipment of each River Financial Company comply in all material respects with the requirements of all applicable Laws. River Financial is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any River Financial Company.

4.21 Charter and Bylaws. The River Financial Disclosure Letter contains true and correct copies of the articles of incorporation and bylaws of each River Financial Company, including all amendments thereto, as currently in effect. Except as may be required by Law or any Agency, there will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of Trinity.

4.22 Material Contract Defaults. No River Financial Company is in Default in any material respect under the terms of any material Contract which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of River Financial, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract in respect of which adequate steps have not been taken to prevent such a Default from occurring.

4.23 Insurance. Each River Financial Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of River Financial reasonably believes to be adequate for the type of business conducted by such company. No River Financial Company is liable for any material retroactive premium adjustment. To the Knowledge of River Financial, all insurance policies and bonds are valid, enforceable and in full force and effect, and no River Financial Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no River Financial Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon substantially similar terms and conditions as those presently in effect, other than possible increases in premiums that do not result from any extraordinary Loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each River Financial Company at all times from the date hereof to the Effective Date.

4.24 Environmental Matters. Except for events or actions that do not constitute a Material Adverse Effect, to the Knowledge of River Financial:

(a) neither River Financial’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any real property presently or previously owned or operated by any of them (excluding in a fiduciary capacity), violates or has violated Environmental Laws;

(b) there has been no release of any Hazardous Substance by River Financial or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws;

(c) neither River Financial nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any governmental entity or any other Person asserting that River Financial or any of its Subsidiaries or the operation or condition of any real property ever owned or operated by any of them (other than real property held as collateral or in a fiduciary capacity) are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such real property;

(d) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by River Financial or any of its Subsidiaries or as a result of any operations or activities of River Financial or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to River Financial or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the Knowledge of River Financial, Hazardous Substances are not otherwise present at or about any such properties or facilities in an amount or condition that has resulted in or would reasonably be expected to result in material Liability to River Financial or any of its Subsidiaries under any Environmental Law;

(e) neither River Financial, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to River Financial’s Knowledge, threatened to become subject to, any material liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and

(f) no real property on which River Financial or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in material liability under any Environmental Law.

(g) As used herein, “Environmental Law” means any Law relating to:

(i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or

(ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act, regulations promulgated thereunder, and state counterparts to the foregoing.

(h) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

4.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any River Financial Company and any union or labor organization covering any River Financial Company’s employees and none of said employees are represented by any union or labor organization.

4.26 Labor Disputes. To the Knowledge of River Financial, each River Financial Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No River Financial Company is or has been engaged in any unfair labor practice, and, to the Knowledge of River Financial, no unfair labor practice complaint against any River Financial Company is pending before the National Labor Relations Board. To the Knowledge of River Financial, relations between management of each River Financial Company and the employees are amicable and there have not been, nor to the Knowledge of River Financial, are there presently, any attempts to organize employees, nor to the Knowledge of River Financial, are there plans for any such attempts.

4.27 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of River Financial or its Subsidiaries has any present or future right to benefits or under which River Financial or its Subsidiaries has made or is required to make payments, transfers, or contributions are referred to herein as “River Financial Plans”. Each material River Financial Plan is identified in the River Financial Disclosure Letter.

(b) With respect to each material River Financial Plan, River Financial has furnished or made available to Trinity a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, (iv) for the most recent year any other written communication (or a description of any material oral communication) by River Financial or its Subsidiaries to employees of River Financial or its Subsidiaries, including concerning the extent of any post-retirement medical or life insurance benefits provided under a River Financial Plan, and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each River Financial Plan, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on River Financial:

(i) each River Financial Plan has been established and administered in material compliance with its terms and in material compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any River Financial Plan have been timely made;

(ii) each River Financial Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of River Financial, nothing has occurred, whether by action or failure to act, since the date of such letter that would reasonably be expected to cause the loss of such qualified status of each River Financial Plan;

(iii) there is no Litigation (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Agency or by any plan participant or beneficiary pending or, to the Knowledge of River Financial, threatened relating to the River Financial Plans, any fiduciaries thereof with respect to their duties to River Financial Plans or the assets of any of the trusts under any River Financial Plans (other than routine claims for benefits) nor, to the knowledge of River Financial, are there facts or circumstances that exist that could reasonably give rise to any such Litigation. No written or oral communication has been received from the PBGC in respect of any River Financial Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and

(iv) none of the following have occurred, in each case whether or not waived: (i) any “reportable event” (as such term is defined in Section 4043 of ERISA); (ii) any nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code); and (iii) any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) or failure to timely satisfy any “minimum funding standard” (within the meaning of Section 302 of ERISA or Sections 412 or 430 of the Code).

(d) The provisions of each River Financial Plan pursuant to which River Financial or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of River Financial or any of its Subsidiaries (except (i) as required to avoid an excise Tax under Section 4980B of the Code, (ii) as may be required by applicable Law, (iii) death or retirements benefits under any River Financial Plan that is intended to be qualified under Section 401(a) of the Code, or (iv) deferred compensation benefits reflected on the books of River Financial or its Subsidiaries) may be terminated at any time by River Financial or its Subsidiaries without liability to River Financial or its Subsidiaries.

(e) Neither River Financial nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit under any River Financial Plan as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, River Financial shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the River Financial Plans, (C) limit or restrict the right of River Financial to merge, amend, or terminate any of the River Financial Plans, (D) cause River Financial to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (E) result in the payment of payments which would not be deductible under Section 280G of the Code.

4.28 Derivative Contracts. No River Financial Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in River Financial’s financial statements delivered under Section 4.3 hereof which is a financial derivative contract (including various combinations thereof).

4.29 Intellectual Property. Each River Financial Company owns or has a valid license to use all of the Intellectual Property used by such River Financial Company in the course of its business. Each River Financial Company is the owner of or has a license to any Intellectual Property sold or licensed to a third party by each River Financial Company in connection with the River Financial Company’s business operations, and the River Financial Company has the right to convey by sale or license any Intellectual Property so conveyed. No River Financial Company has received notice of Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of a River Financial Company with respect to Intellectual Property used, sold or licensed by the River Financial Company in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of River Financial, the conduct of each River Financial Company’s business does not infringe any Intellectual Property of any other person. No River Financial Company is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

4.30 Registration Statement. At the time the Registration Statement becomes effective, at the time of the mailing of the Proxy Statement, at the time of use of other proxy material, and at the time of the Trinity Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to River Financial by Trinity or any of its representatives expressly for use in the Proxy Statement regarding the business of Trinity, its operations, Assets and capital.

4.31 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to River Financial and the Registration Statement.

4.32 Intended Tax Treatment. No River Financial Company has taken or agreed to take any action, and to the Knowledge of River Financial there exists no fact or circumstance, that is reasonably likely to prevent or impede either the Merger or Subsidiary Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.33 Financial Capability. River Financial has and will have prior to the Effective Time, sufficient funds to pay the aggregate cash portion of the Merger Consideration and to perform its other obligations contemplated by this Agreement.

4.34 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by River Financial directly with Trinity and without the intervention of any other person, either as a result of any act of River Financial, or otherwise, in such manner as to give rise to any valid claim against River Financial for a finder’s fee, brokerage commission or other like payment.

4.35 No Additional Representations.

(a) Except for the representations and warranties made by River Financial in this Article 4, neither River Financial nor any other Person makes any express or implied representation or warranty with respect to River Financial or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and River Financial hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, River Financial acknowledges and agrees that none of Trinity or any other Person has made or is making any representations or warranties relating to Trinity whatsoever, express or implied, beyond those expressly given by Trinity in Article 5 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Trinity furnished or made available to River Financial or any of its representatives.

ARTICLE 5

REPRESENTATIONS, WARRANTIES

AND COVENANTS OF TRINITY

Except as disclosed and set forth in the disclosure letter delivered by Trinity to River Financial prior to the execution of this Agreement (the “Trinity Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 5, or to one or more of Trinity’s covenants contained herein (provided that the mere inclusion of an item in the Trinity Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect)), Trinity represents, warrants and covenants to and with River Financial, as follows:

5.1 Organization. Trinity is an Alabama corporation, and Trinity Bank is an Alabama state banking corporation. Each Trinity Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification, except where failure to qualify would not reasonably be expected to have, individually, or in the aggregate, a Material Adverse Effect on Trinity.

5.2 Capital Stock. As of the date of this Agreement, the authorized capital stock of Trinity consisted of 10,000,000 shares of common stock, $.01 par value per share, 1,741,053 shares of which are issued and outstanding, and 1,000,000 shares of preferred stock, $.01 par value per share, zero shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Trinity does not have any arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

5.3 Subsidiaries. Trinity has no direct Subsidiaries other than Trinity Bank, and there are no Subsidiaries of Trinity Bank. Trinity owns all of the issued and outstanding capital stock of Trinity Bank free and clear of any Liens. All of the issued and outstanding shares of capital stock of Trinity Bank have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were 10,000,000 shares of common stock, par value $1.00 per share, authorized of Trinity Bank, 1,749,196 of which are issued and outstanding and wholly owned by Trinity. Trinity Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

5.4 Financial Statements; Taxes.

(a) Trinity has delivered to River Financial copies of the following financial statements of Trinity or Trinity Bank (as applicable):

(i) Consolidated balance sheets as of December 31, 2017, December 31, 2018, and March 31, 2019;

(ii) Consolidated statements of income for each of the two years ended December 31, 2017 and 2018 and the quarter ended March 31, 2019;

(iii) Consolidated statements of comprehensive income for each of the two years ended December 31, 2017 and 2018 and the quarter ended March 31, 2019;

(iv) Consolidated statements of stockholders’ equity for each of the two years ended December 31, 2017, and 2018 and the quarter ended March 31, 2019; and

(v) Consolidated statements of cash flows for the two years ended December 31, 2017 and 2018 and the quarter ended March 31, 2019.

(b) All of the foregoing financial statements are in all material respects in accordance with the books and records of Trinity and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Trinity. Except for Liabilities (i) reflected or reserved against it in such balance sheets (including the notes thereto), (ii) incurred after such dates in the ordinary course of business consistent with past practice, (iii) incurred in connection with the transactions contemplated by this

Agreement, (iv) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Trinity, Trinity had, as of the date of such balance sheets, no Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, comprehensive income, stockholders’ equity and cash flows present fairly the results of operation, comprehensive income, changes in stockholders’ equity and cash flows of Trinity for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Trinity which may be presented to River Financial, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure. All journal entries have been appropriately made in the books and records of Trinity.

(c) All income and other material Tax returns required to be filed by or on behalf of a Trinity Company have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all such returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under Section 5.4(a)(i) are, to the Knowledge of Trinity, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of all of the Trinity Companies accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which any Trinity Company may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Trinity, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of any Trinity Company. No Trinity Company has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(d) Each Trinity Company has withheld from its employees (and timely paid to the appropriate government entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including income, social security and employment Tax withholding for all types of compensation). Each Trinity Company is in material compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) reasonably necessary to comply with, all material information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

5.5 Absence of Changes or Effects. Since the date of the most recent balance sheet provided under Section 5.4(a)(i) above, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, no Trinity Company has:

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury, or adjusted, split, reclassified any shares of Trinity Common Stock or any capital stock of any Subsidiary), other than pursuant to the exercise, pursuant to its terms, of any warrant outstanding prior to the date of this Agreement;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except customary banking transactions and borrowings, obligations (including FHLB advances and purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than Liabilities reflected in or shown on the most recent balance sheet referred to in Section 5.4(a)(i) and Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders (except for inter-company dividends or distributions), or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate would have a Material Adverse Effect on Trinity considering its business as a whole;

(h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract or license to which it is a party if such amendment or termination is material considering its business as a whole or made any, or agreed to make, any capital expenditures in amounts exceeding $25,000 individually or $100,000 as a whole;

(i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or agreed to make any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition or results of operations;

(l) failed to operate its business in the ordinary course so as to preserve its business substantially intact and to preserve in a material way the goodwill of its customers and others with whom it has business relations; or

(m) agreed in writing, or otherwise, to take any action described in clauses (a) through (l) above, excluding (k).

5.6 Title and Related Matters.

(a) Title. Trinity has good and marketable title to all the properties, interest in properties and Assets, real, personal, and mixed, that are owned by, and material to the business of, Trinity, and reflected in the most recent balance sheet referred to in Section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all Liens. To the Knowledge of Trinity, the material structures and equipment of each Trinity Company comply in all material respects with the requirements of all applicable Laws.

(b) Leases. The Trinity Disclosure Letter sets forth a list and description of all real and material personal property owned or leased by any Trinity Company, either as lessor or lessee.

(c) Personal Property. The Trinity Disclosure Letter sets forth a depreciation schedule of each Trinity Company’s fixed Assets as of December 31, 2018.

(d) Computer Hardware and Software. The Trinity Disclosure Letter contains a description of all material Contracts relating to data processing computer software and hardware now being used in the business operations of any Trinity Company. Trinity is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the material tasks and functions to be performed by them in the business of any Trinity Company.

5.7 Commitments. No Trinity Company is a party to any (i) loan agreement, indenture or similar agreement relating to the borrowing of money by any Trinity Company (other than in connection with customary banking transactions and borrowing, obligations (including purchases of Federal funds), and Liabilities incurred in the ordinary course of business and consistent with past practice), (ii) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (iii) collective bargaining agreement, or (iv) agreement with any present or former officer, director or principal shareholder of any Trinity Company (other than a Trinity Plan). Complete and accurate copies of all Contracts, plans and other items listed as exceptions to this representation in the Trinity Disclosure Letter have been made or will be made available to River Financial for inspection.

5.8 Charter and Bylaws. The Trinity Disclosure Letter contains true and correct copies of the articles of incorporation and bylaws of each Trinity Company, including all amendments thereto, as currently in effect. Except as may be required by Law or any Agency, there will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of River Financial.

5.9 Litigation. Except as disclosed in or reserved for in Trinity’s financial statements, there is no Litigation (whether or not purportedly on behalf of Trinity) pending or, to the Knowledge of Trinity, threatened against or affecting any Trinity Company (nor does Trinity have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any Order or Liability not fully covered by an insurance policy in excess of the policy’s deductible amount, or which is reasonably likely to have a Material Adverse Effect on Trinity, and no Trinity Company is in Default with respect to any Order or Law of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Trinity. To the Knowledge of Trinity, each Trinity Company has complied in all material respects with all material applicable Laws of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, except for such failures to so comply as would not reasonably expected to have a Material Adverse Effect on Trinity.

5.10 Material Contract Defaults. No Trinity Company is in Default in any material respect under the terms of any material Contract which is material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Trinity, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract in respect of which reasonable steps have not been taken to prevent such a Default from occurring.

5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not (i) result in the breach of any term or provision of or constitute a Default under any material Contract to which any Trinity Company is a party, except for such breaches as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Trinity, and (ii) conflict with any provision of the charter or bylaws of any Trinity Company.

5.12 Governmental Authorization. Each Trinity Company has all Permits that, to the Knowledge of Trinity, are legally required to enable any Trinity Company to conduct its business in all material respects as now conducted by each Trinity Company, except where the failure to have any such Permits would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Trinity.

5.13 Absence of Regulatory Communications; Filings. No Trinity Company is subject to, nor has any Trinity Company received during the past twelve (12) months, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company. All reports, records, registrations, statements, notices and other documents or information required to be filed or furnished by Trinity and Trinity Bank with any Agency have been duly and timely filed or furnished, except where failure to file or furnish would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Trinity, and, to the Knowledge of Trinity, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

5.14 Absence of Material Adverse Effect. To the Knowledge of Trinity, since the date of the most recent balance sheet provided under Section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Trinity Company.

5.15 Insurance. Each Trinity Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Trinity reasonably believes to be adequate for the type of business conducted by such company. No Trinity Company is liable for any material retroactive premium adjustment. To the Knowledge of Trinity, all insurance policies and bonds are valid, enforceable and in full force and effect, and no Trinity Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Trinity Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon substantially similar terms and conditions as those presently in effect, other than possible increases in premiums that do not result from any extraordinary Loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Trinity Company at all times from the date hereof to the Effective Date. Trinity Bank has no bank owned life insurance.

5.16 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of Trinity or its Subsidiaries has any present or future right to benefits or under which Trinity or its Subsidiaries has made or is required to make payments, transfers, or contributions are referred to herein as “Trinity Plans”. Each material Trinity Plan is identified in the Trinity Disclosure Letter.

(b) With respect to each material Trinity Plan, Trinity has furnished or made available to River Financial a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, (iv) for the most recent year any other written communication (or a description of any material oral communication) by Trinity or its Subsidiaries to employees of Trinity or its Subsidiaries, including concerning the extent of any post-retirement medical or life insurance benefits provided under a Trinity Plan, and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Trinity Plan, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Trinity:

(i) each Trinity Plan has been established and administered in material compliance with its terms and in material compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Trinity Plan prior to the Effective Date have been timely made;

(ii) each Trinity Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of Trinity, nothing has occurred, whether by action or failure to act, since the date of such letter that would reasonably be expected to cause the loss of such qualified status of each Trinity Plan;

(iii) there is no Litigation (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Agency or by any plan participant or beneficiary pending or, to the Knowledge of Trinity, threatened relating to the Trinity Plans, any fiduciaries thereof with respect to their duties to the Trinity Plans or the assets of any of the trusts under any Trinity Plans (other than routine claims for benefits) nor, to the knowledge of Trinity, are there facts or circumstances that exist that could reasonably give rise to any such Litigation. No written or oral communication has been received from the PBGC in respect of any Trinity Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and

(iv) none of the following have occurred, in each case whether or not waived: (i) any “reportable event” (as such term is defined in Section 4043 of ERISA); (ii) any nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code); and (iii) any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) or failure to timely satisfy any “minimum funding standard” (within the meaning of Section 302 of ERISA or Sections 412 or 430 of the Code).

(d) The provisions of each Trinity Plan pursuant to which Trinity or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of Trinity or any of its Subsidiaries (except (i) as required to avoid an excise Tax under Section 4980B of the Code, (ii) as may be required by applicable Law, (iii) death or retirement benefits under any Trinity Plan that is intended to be qualified under Section 401(a) of the Code, or (iv) deferred compensation benefits reflected on the books of Trinity or any of its Subsidiaries) may be terminated at any time by Trinity or its Subsidiaries without liability to Trinity or its Subsidiaries.

(e) Neither Trinity nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit under any Trinity Plan as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Trinity shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Trinity Plans, (C) limit or restrict the right of Trinity to merge, amend, or terminate any of the Trinity Plans, (D) cause Trinity to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (E) result in the payment of payments which would not be deductible under Section 280G of the Code.

5.17 Buy-Sell Agreement. To the Knowledge of Trinity, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Trinity, any similar agreement or any voting agreement or voting trust in respect of any such shares.

5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Trinity directly with River Financial and without the intervention of any other person, either as a result of any act of Trinity, or otherwise, in such manner as to give rise to any valid claim against Trinity for a finder’s fee, brokerage commission or other like payment.

5.19 Approval of Agreement. The board of directors of Trinity has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by Trinity of this Agreement. This Agreement constitutes the legal, valid and binding obligation of Trinity, enforceable against it in accordance with its terms. Subject to the approval by the shareholders of Trinity at the Trinity Shareholders Meeting (to the extent required by applicable Law) and to the matters referred to in Section 8.2, Trinity has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Trinity in accordance with this Agreement, Trinity shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement. Trinity has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by Section 8.2 will not be granted without the imposition of material conditions or material delays.

5.20 Disclosure. No representation or warranty made by Trinity in this Agreement, nor any written statement or certificate required to be furnished to River Financial by Trinity pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make such representations and warranties or such statements or certificates not misleading.

5.21 Proxy Statement. At the time the Registration Statement becomes effective, at the time of the mailing of the Proxy Statement, at the time of use of other proxy material, and at the time of the Trinity Shareholders Meeting, the Proxy Statement will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this Section 5.21 shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Trinity, its Assets, properties, operations, and capital stock or to information furnished in writing by Trinity or its representatives expressly for inclusion in the Proxy Statement. For the avoidance of doubt, the representations and warranties in this Article 5 shall not apply to information furnished by River Financial or its representatives for inclusion in the Proxy Statement.

5.22 Loans; Adequacy of Allowance for Loan Losses.

(a) ALLL. All reserves for loan losses shown on the most recent financial statements furnished by Trinity have been calculated in accordance with GAAP and prudent and customary banking practices and are adequate in all material respects under GAAP to reflect the risk inherent in the loans of Trinity. Trinity has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements.

(b) Validity. Each loan reflected as an Asset on the financial statements of Trinity is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies in all material respects with all Laws to which it is subject. Trinity does not have in its portfolio any loan exceeding its legal lending limit, or any loan to any insider in violation of Regulation O, and Trinity has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans. Each outstanding loan (including loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Trinity Bank (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws. None of the agreements pursuant to which Trinity Bank has sold loans or pools of loans or participations in loans or pools of loans, to its Knowledge, contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

5.23 Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Trinity Bank is in compliance in all material respects with the Fair Housing Act (42

U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. Trinity Bank has not received any written notices of any violation of such Laws or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Knowledge of Trinity Bank there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such Laws.

5.24 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Trinity Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. To the knowledge of Trinity, Trinity Bank has properly certified all foreign deposit accounts and, except as would not be expected to have a Material Adverse Effect, has made all necessary tax withholdings on all of its deposit accounts; furthermore, to the knowledge of Trinity, Trinity Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Customs Reports required by any agency of the United States Treasury Department, including the IRS. To the knowledge of Trinity, Trinity Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to applicable Laws.

5.25 Environmental Matters. Except for events or actions that do not constitute a Material Adverse Effect, to the Knowledge of Trinity:

(a) neither Trinity’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any real property presently or previously owned or operated by any of them (excluding in a fiduciary capacity), violates or has violated Environmental Laws;

(b) there has been no release of any Hazardous Substance by Trinity or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws;

(c) neither Trinity nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any governmental entity or any other Person asserting that Trinity or any of its Subsidiaries or the operation or condition of any real property ever owned o operated by any of them (other than real property held as collateral or in a fiduciary capacity) are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such real property;

(d) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Trinity or any of its Subsidiaries or as a result of any operations or activities of Trinity or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Trinity or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the Knowledge of Trinity, Hazardous Substances are not otherwise present at or about any such properties or facilities in an amount or condition that has resulted in or would reasonably be expected to result in material Liability to Trinity or any of its Subsidiaries under any Environmental Law;

(e) neither Trinity, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Trinity’s Knowledge, threatened to become subject to, any material Liabilities relating to any Order asserted or arising under any Environmental Law or any agreement relating to environmental Liabilities; and

(f) no real property on which Trinity or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such real property that, with notice or the passage of time, or both, is reasonably likely to result in material liability under any Environmental Law.

5.26 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Trinity Company and any union or labor organization covering any Trinity Company’s employees and none of said employees are represented by any union or labor organization.

5.27 Labor Disputes. To the Knowledge of Trinity, each Trinity Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Trinity Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Trinity, no unfair labor practice complaint against any Trinity Company is pending before the National Labor Relations Board. To the knowledge of Trinity, relations between management of each Trinity Company and the employees are amicable and there have not been, nor to the Knowledge of Trinity, are there presently, any attempts to organize employees, nor to the Knowledge of Trinity, are there plans for any such attempts.

5.28 Derivative Contracts. No Trinity Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Trinity’s financial statements delivered under Section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

5.29 Intellectual Property. Each Trinity Company owns or has a valid license to use all of the Intellectual Property used by such Trinity Company in the course of its business. Each Trinity Company is the owner of or has a license to any Intellectual Property sold or licensed to a third party by each Trinity Company in connection with the Trinity Company’s business operations, and the Trinity Company has the right to convey by sale or license any Intellectual Property so conveyed. No Trinity Company has received notice of Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of a Trinity Company with respect to Intellectual Property used, sold or licensed by the Trinity Company in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of Trinity, the conduct of each Trinity Company’s business does not infringe any Intellectual Property of any other person. No Trinity Company is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

5.30 Technology Systems.

(a) No action will be necessary as a result of the transactions contemplated by this Agreement to enable the Technology Systems and computer systems that are used by any Trinity Company to be continued by River Financial to the same extent and in the same manner that it has been used by any Trinity Company except as provided in the applicable Contracts.

(b) The Technology Systems (for a period of 24 months prior to the Effective Date) have not suffered unplanned disruption causing a Material Adverse Effect. Except for ongoing payments due under relevant third party agreements and rights contained in applicable Contracts, the Technology Systems are free from any Liens.

(c) No Trinity Company has received notice of or is aware of any material circumstances including the execution of this Agreement, that would enable any third party to terminate any of such Trinity Company’s agreements or arrangements relating to the Technology Systems (including maintenance and support) other than rights contained in applicable Contracts.

5.31 Community Reinvestment Act Compliance. Trinity Bank is an insured depository institution and has complied in all material respects with the CRA and the rules and regulations thereunder, and has a composite CRA rating of not less than “satisfactory.”

5.32 Transaction Costs. The Trinity Disclosure Letter sets forth an estimate of attorneys’ fees, investment banking fees, accounting fees and other costs or fees of Trinity and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Effective Date in connection with the Merger and the other transactions contemplated by this Agreement.

5.33 Termination Penalties. The Trinity Disclosure Letter sets forth a list of each Contract to which any Trinity Company is a party which, to the Knowledge of Trinity, contains a fee or penalty for early termination or deconversion in excess of $100,000.

5.34 No Additional Representations.

(a) Except for the representations and warranties made by Trinity in this Article 5, neither Trinity nor any other Person makes any express or implied representation or warranty with respect to Trinity or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Trinity hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, Trinity acknowledges and agrees that none of River Financial or any other Person has made or is making any representations or warranties relating to River Financial whatsoever, express or implied, beyond those expressly given by River Financial in Article 4 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding River Financial furnished or made available to Trinity or any of its representatives.

ARTICLE 6

ADDITIONAL COVENANTS

6.1 Additional Covenants of River Financial. River Financial covenants to and with Trinity as follows:

(a) Operations. During the period from the date of this Agreement until the Effective Time, River Financial shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Trinity (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, River Financial shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in the River Financial Disclosure Letter, as required by applicable Law, or with the prior written consent of Trinity (which consent shall not be unreasonably withheld, conditioned, or delayed), River Financial shall not, nor shall it permit any of its Subsidiaries to, take any action that, if taken during the period from the date of the most recent balance sheet provided under Section 4.3(a)(i) and the Effective Time (and not disclosed to Trinity in the River Financial Disclosure Letter), would constitute a breach of the representation in Section 4.4 or would be reasonably likely to materially delay or prevent the Merger. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing contained in this Agreement gives Trinity, directly or indirectly, the right to control or direct any River Financial Company’s operations. The River Financial Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets, and operations.

(b) Agency Filings. As soon as practicable following the date of this Agreement, River Financial shall prepare all necessary and appropriate applications, notices, filings and other documents, including as described in Section 8.2 (collectively, “Regulatory Applications”) in order to obtain all requisite Agency approvals to consummate the transactions contemplated hereby, and to comply with the terms and conditions of all such approvals. In preparing the Regulatory Applications, River Financial will provide Trinity with advance copies of the draft Regulatory Applications and any related correspondence, and give Trinity a reasonable opportunity to comment thereon. River Financial shall file such Regulatory Applications within 20 days after the date of this Agreement. River Financial shall keep Trinity apprised of the status of any Regulatory Applications, and consult with Trinity in advance of any meeting or conference with any Agency in connection therewith. To the extent permitted by the applicable Agency, River Financial shall give Trinity and its counsel the opportunity to attend and participate in any meetings and conferences with the Agency, in each case subject to applicable Law. River Financial shall promptly furnish Trinity with copies of written communications received by it, from, or delivered by it, to, any Agency in connection with the Regulatory Applications.

(c) Financial Statements. Prior to the Effective Date, River Financial shall furnish to Trinity:

(i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of River Financial for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of River Financial as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii) Promptly upon receipt thereof, copies of all audit reports and loan reviews submitted to River Financial by independent auditors or loan reviewers (other than the Agencies) in connection with (x) each annual, interim or special audit of the books of River Financial made by such auditors and (y) each loan review by the loan reviewers;

(iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its shareholders;

(d) Tax and Employee Benefit Matters.

(i) Except as separately provided in Section 6.1(g), River Bank shall retain all employees of Trinity Bank for a period of nine (9) months following the Effective Date at their rate of pay in effect as of the Effective Date with benefits provided under River Bank’s existing benefit plans as set forth in subsection (d)(ii) below. Trinity Bank employees will have the opportunity to interview for any open or newly created positions at all River Bank locations. Any employee of Trinity Bank not retained after such 9-month period will (A) receive his or her rate of pay as of the termination date for a period of 120 days following termination and (B) be provided with at least 30 days’ written notice prior to the end of such 9-month period that the employee will not be retained. Notwithstanding any of the foregoing, any Trinity Bank employee may be terminated at any time for cause under River Bank policies and procedures without any compensation or severance benefits except for that which is provided under River Bank policies.

(ii) All employees of any Trinity Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all to the fullest extent permitted by applicable Law employee benefit plans, policies, programs, and arrangements of Resulting Corporation and its Subsidiaries to the same extent as, and at levels no less favorable than, similarly situated employees of River Financial and its Subsidiaries, except as stated otherwise in this section, and, shall be given past service credit under each such employee benefit plan, policy, program and arrangement after the Effective Date for their service with Trinity or its Subsidiaries (or any predecessor thereto) prior to the Effective Date for all purposes. Employees of any Trinity Company who become employees of the

Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the benefits plans of the Resulting Corporation and its Subsidiaries as employees; provided, however, all such employees’ past service with any Trinity Company shall be counted as employment under such plans of the Resulting Corporation and its Subsidiaries for all purposes, including satisfying any applicable waiting period and pre-existing condition limitations. Without limiting the generality of the foregoing, to the extent permitted by applicable Law, the period of service with the appropriate Trinity Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized for all vesting and eligibility purposes. Except as may be disclosed in the River Financial Disclosure Letter, no employee benefit plans of the Resulting Corporation and its Subsidiaries restrict or limit the granting of full past-service credit with the Trinity Companies for all vesting and eligibility purposes, and without any waiting periods. In addition, if the Effective Date falls within an annual period of coverage under any group health plan of the Resulting Corporation and its Subsidiaries, each such Trinity Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Trinity Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

(iii) In the event of any termination of any Trinity Company health plan (a “Trinity Health Plan”), River Financial and River Bank shall make available to the continuing employees of a Trinity Company and their dependents, employer-provided health care coverage under health plans provided by River Financial and River Bank (the “River Financial Health Plans”). Unless such continuing employee affirmatively terminates coverage under a Trinity Health Plan prior to the time that the continuing employee becomes eligible to participate in the River Bank health plan, no coverage of any continuing employees or their dependents shall terminate under any of the Trinity Health Plans prior to the time such continuing employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of River Financial and River Bank. In the event River Bank terminates any Trinity Health Plan or consolidates any Trinity Health Plan with any River Bank health plan on or after the Effective Date, individuals covered by the Trinity Health Plan shall be entitled to immediate coverage under a River Financial Health Plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

(iv) Consistent with subparagraph (i) above, promptly after the execution of this Agreement, River Financial, River Bank and Trinity shall cooperate to develop, implement and communicate to key employees of Trinity retention arrangements designed to retain the services of such key employees, as appropriate, through the Effective Date and until the date of Trinity’s operating systems and branch conversions, as determined by River Financial; provided, however, that Trinity shall not be required to incur any costs prior to the Effective Date in connection with any retention arrangements.

(v) Prior to the Effective Date, Trinity will adopt, or will cause to be adopted, all necessary corporate resolutions to terminate the Trinity Bank 401(k) Plan (the “Trinity Qualified Plan”), effective as of no later than one day prior to Closing (but such termination may be contingent upon the Closing). Trinity shall provide River Financial with a copy of the resolutions duly adopted by Trinity Bank’s board of directors so terminating the Trinity Qualified Plan. Such termination shall provide that all participants in the Trinity Qualified Plan shall be fully vested in their account balances under such plan. Subject to applicable Law, River Financial or River Bank shall permit the employees of Trinity and Trinity Bank, who continue to be so employed by River Financial or River Bank after the Effective Date, to be eligible to participate (with no waiting period and with the same employer matches as River Financial participants) in a 401(k) plan of River Financial or River Bank (the “River Qualified Plan”) effective on or promptly after the Effective Date and shall cause the River Qualified Plan to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including participant loan notes) from the Trinity Qualified Plan. In addition, prior to the Effective Date, Trinity shall submit to the IRS a complete Application for Determination for Terminating Plan on Form

5310, in accordance with IRS guidance and with all required user fees and documentation, with respect to the Trinity Qualified Plan.

(vi) Prior to the Effective Date, River Financial shall deliver to Jones Day one or more officer’s certificates, dated as of the Effective Date and signed by an officer of River Financial, in customary form and substance (the “River Financial Tax Representation Letter”), containing representations of River Financial and/or River Bank as shall be reasonably necessary or appropriate to enable Jones Day to render the opinion described in Section 9.7.

(e) Indemnification, Exculpation and Insurance.

(i) For a period of six (6) years from and after the Effective Date, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director, officer, or employee of a Trinity Company (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (A) the fact that he or she is or was a director, officer, or employee of a Trinity Company or any of its predecessors, or (B) this Agreement or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Date, River Financial shall indemnify and hold harmless, to the fullest extent permitted by applicable law each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation.

(ii) River Financial agrees that all rights to indemnification and all limitations on Liability existing in favor of the Indemnified Parties as provided in the organizational documents of each Trinity Company as in effect as of the date of this Agreement or in any indemnification agreement in existence on the date of this Agreement with a Trinity Company with respect to matters occurring prior and up to the Effective Date shall survive the Merger and shall continue in full force and effect, and shall be honored by the Resulting Corporation or its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided, that nothing contained in this Section 6.1(e) shall be deemed to preclude any liquidation, consolidation, or merger after the Effective Date of any Subsidiaries of the Resulting Corporation, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by River Financial is required to effectuate any indemnification, River Financial shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between River Financial and the Indemnified Party.

(iii) River Financial shall cause the Resulting Corporation to: (i) obtain as of the Effective Date “tail” insurance policies with a claims period of six years from the Effective Date with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Date (including in connection with the transactions contemplated by this Agreement); provided, however, in no event shall the Resulting Corporation be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Trinity Companies for such insurance prior to the date of this Agreement (the “Maximum Amount”). If, notwithstanding the use of commercially reasonable efforts to do so, the Resulting Corporation is unable to maintain or obtain the insurance called for by this Section 6.1(e), the Resulting Corporation shall obtain as much comparable insurance as available at a cost not exceeding an annual premium equal to the Maximum Amount. Such insurance coverage shall commence at the Effective Date and will be provided and prepaid for a period of no less than six years after the Effective Date.

(iv) Any Indemnified Party wishing to claim indemnification under this Section 6.1(e) shall promptly notify River Financial upon learning of any claim, provided that, failure to so notify shall not affect the obligation of River Financial under this Section 6.1(e), unless, and only to the extent that, River Financial is materially prejudiced in the defense of such claim as a consequence. In the event of any such claim (whether asserted or claimed prior to, at or after the Effective Date), (i) River Financial shall have the right to assume the defense thereof and River Financial shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if River Financial elects not to assume such defense or counsel for an Indemnified Party or advises that there are substantive issues which raise conflicts of interest between River Financial and the Indemnified Party under applicable attorney rules of professional responsibility, the Indemnified Party may retain counsel satisfactory to him or her, and River Financial shall pay all reasonable fees and expenses of such counsel for the Indemnified Party, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) River Financial shall not be liable for any settlement effected without its prior written consent, not to be unreasonably withheld, and (iv) River Financial shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine finally and in a non-appealable order that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws, whether or not related to banking Laws.

(v) The obligations of the Resulting Corporation and its Subsidiaries under this Section 6.1(e) will survive the consummation of the Merger and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such affected Person. The Indemnified Parties are intended third-party beneficiaries of this Section 6.1(e), each of whom may enforce the provisions of this Section 6.1(e).

(vi) In the event the Resulting Corporation, or any of its successors or assigns: (1) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (2) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that such successors and assigns assume all of the obligations set forth in this Section 6.1(e). The covenants contained in this Section 6.1(e) are not exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement releases, waives, or impairs any rights to directors’ and officers’ insurance claims under any policy that is, has been or will be in existence with respect to any Trinity Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 6.1(e) is not prior to, or in substitution for, any such claims under any such policies.

(f) Advisory Board. Following the Effective Date, River Bank shall establish a Wiregrass Region Advisory Board for its board of directors consisting of 8 members. The board shall undertake such advisory services as the board of directors of River Bank may reasonably request, including reviews of River Financial and River Bank’s financial information, undertaking business development activities, providing market insight and recommendations regarding loans consistent with ASBD and FDIC guidelines.

(g) Employment Terms. At the Effective Date, River Bank shall provide employment arrangements to Robbin Thompson, Joe Sanders, and Lori Nelson on the terms set forth in Exhibit D. Robbin Thompson shall receive a change in control agreement as of the Effective Date substantially on the terms set forth in the form of change in control agreement disclosed in the River Financial Disclosure Letter. Robbin Thompson, Joe Sanders, and Lori Nelson shall receive grants of incentive stock options on the terms set forth in Exhibit D pursuant to a stock option agreement in substantially the form disclosed in the River Financial Disclosure Letter. Except for the foregoing change in control agreement for Robbin Thompson, the employment arrangements set forth herein are the terms of employment but do not constitute an employment contract or obligation for continuing employment. Robbin Thompson, Joe Sanders, and Lori Nelson are each intended third party beneficiaries of this Section 6.1(g), each of whom may enforce the provisions of this Section 6.1(g).

6.2 Additional Covenants of Trinity. Trinity covenants to and with River Financial as follows:

(a) Operations. During the period from the date of this Agreement until the Effective Time, Trinity shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of River Financial (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, Trinity shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, as set forth in the Trinity Disclosure Letter, as required by applicable Law, or with the prior written consent of River Financial (which consent shall not be unreasonably withheld, conditioned, or delayed), Trinity shall not, nor shall it permit any of its Subsidiaries to, take any action that, if taken during the period from the date of the most recent balance sheet provided under Section 5.4(a)(i) and the Effective Time (and not disclosed to River Financial in the Trinity Disclosure Letter), would constitute a breach of the representation in Section 5.5. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing contained in this Agreement gives River Financial, directly or indirectly, the right to control or direct any Trinity Company’s operations prior to the Effective Time. Prior to the Effective Time, the Trinity Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets, and operations.

(b) Trinity Shareholders Meeting; Trinity Recommendation. Trinity will (i) cooperate with River Financial in the preparation of any regulatory filings and the Proxy Statement for Trinity, (ii) cause the Trinity Shareholders Meeting to be held for the purpose of approving the Merger as soon as practicable following the effectiveness of the Registration Statement, and (iii) use its commercially reasonable efforts to obtain shareholder approval of this Agreement (to the extent required by applicable Law and the Trinity articles of incorporation and bylaws), as soon as practicable unless this Agreement is terminated as provided herein. The board of directors of Trinity shall recommend adoption of this Agreement by the shareholders of Trinity (to the extent required by applicable Law and the Trinity articles of incorporation and bylaws) (the “Trinity Recommendation”), and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to River Financial such recommendation or take any action or make any statement in connection with the Trinity Shareholders Meeting inconsistent with such recommendation (collectively, a “Change in the Trinity Recommendation”); provided the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change in the Trinity Recommendation) of factual information regarding the business, financial condition or results of operations of River Financial or Trinity or the fact that an Acquisition Proposal has been made to Trinity, the identity of the party making such proposal or the material terms of such proposal (provided, that the board of directors of Trinity does not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to River Financial the Trinity Recommendation) in the Proxy Statement or otherwise, to the extent such information, facts, identity or terms is required to be disclosed under applicable Law; and, provided further, that the board of directors of Trinity may make a Change in the Trinity Recommendation (x) pursuant to Section 6.2(c) hereof or (y) prior to the Trinity Shareholders Meeting if the board of directors of Trinity determines in good faith that a Material Adverse Effect has occurred with respect to River Financial. Notwithstanding any Change in the Trinity Recommendation, this Agreement shall be submitted to the shareholders of Trinity at the Trinity Shareholders Meeting (to the extent required by applicable Law and the Trinity articles of incorporation and bylaws) for the purpose of adopting the Agreement and approving the Merger, provided that this Agreement shall not be required to be submitted to the shareholders of Trinity at the Trinity Shareholders Meeting if this Agreement has been terminated pursuant to Section 13.2 hereof.

(c) No Solicitation by Trinity.

(i) Trinity shall not and shall cause its directors, officers and employees not to, and shall use and cause its Subsidiaries to use commercially reasonable efforts to cause their respective officers, directors, agents, counsel and financial advisers (collectively for purposes of this Section, “Representatives”) not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer (whether firm or hypothetical) that is reasonably likely to lead to any Acquisition Proposal, (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Acquisition Proposal, (C) approve or recommend any Acquisition Proposal, or (D) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement which directly or indirectly contains an Acquisition Proposal. Trinity shall, and shall cause each of its Subsidiaries and the Representatives of Trinity and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) except for any confidential informational memorandum provided prior to the date hereof, request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill Contract relating to any Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such Contract.

(ii) Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Trinity shareholder approval, (1) Trinity receives an unsolicited written Acquisition Proposal that the Trinity board of directors believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a violation of this Section, (3) the Trinity board of directors determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (4) the Trinity board of directors determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to below in clause (x) or (y) of this Section would violate its fiduciary duties under applicable Law, then Trinity may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Trinity and its Subsidiaries to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality Contract containing terms substantially similar to, and no less favorable to Trinity than, those set forth in the confidentiality provisions of the Confidentiality Agreement entered into between Trinity and River Financial dated December 19, 2018 (the “Confidentiality Agreement”); provided that any non-public information provided to any Person given such access shall have previously been provided to River Financial or shall be provided to River Financial prior to or concurrently with the time it is provided to such Person, (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s representatives) regarding such Acquisition Proposal, and (z) terminate this Agreement pursuant to Section 13.2(e) to enter into a binding agreement with respect to such Acquisition Proposal that constitutes a Superior Proposal.

(iii) Prior to taking any action under Section 6.2(c)(ii)(z), Trinity shall comply with the following obligations:

(A) within ten (10) Business Days after notice to River Financial of receipt of an Acquisition Proposal pursuant to Section 6.2(c)(iv) of this Agreement, the Trinity board of directors shall determine in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by River Financial pursuant to this Section;

(B) within ten (10) Business Days after notice to River Financial of receipt of an Acquisition Proposal pursuant to Section 6.2(c)(iv) of this Agreement, Trinity shall give River Financial at least ten

(10) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the party making such Superior Proposal), and shall contemporaneously provide an unredacted copy of the relevant proposed transaction agreements with the party making such Superior Proposal) to River Financial; and

(C) Trinity shall negotiate, and shall cause its Representatives to negotiate, in good faith with River Financial during such notice period to the extent River Financial wishes to negotiate, to enable River Financial to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, Trinity shall, in each case, be required to deliver to River Financial a new written notice, the notice period shall have recommenced and Trinity shall be required to comply with its obligations under this Section with respect to such new written notice, except that the deadline for such new written notice shall be reduced to three (3) Business Days (rather than five (5) Business Days referenced in clause (B) above).

(iv) In addition to the obligations of Trinity set forth in Sections 6.2(c)(ii), and (iii), Trinity promptly (and in any event within 48 hours of receipt) shall advise River Financial in writing in the event Trinity or any of its Subsidiaries or Representatives receives (A) any Acquisition Proposal or (B) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Acquisition Proposal) or to engage in any negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, in each case together with the material terms and conditions of such Acquisition Proposal or request the identity of the Person making any such Acquisition Proposal or request. Trinity shall keep River Financial informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request and shall provide River Financial with copies of all material documentation and correspondence related thereto. Without limiting any of the foregoing, Trinity shall promptly (and in any event within 48 hours) notify River Financial orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to this Section and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) Director Recommendations. Subject to Section 6.2(c) above, the members of the board of directors of Trinity agree to support publicly the Merger.

(e) Tax Documents. Prior to the Effective Date, Trinity shall (i) use commercially reasonable efforts in good faith to obtain the opinion described in Section 9.7 and (ii) deliver to Jones Day (and any other applicable alternative counsel agreed by the parties) one or more officer’s certificates, dated as of the Effective Date and signed by an officer of Trinity, in customary form and substance (the “Trinity Tax Representation Letter”), containing representations of Trinity and/or Trinity Bank as shall be reasonably necessary or appropriate to enable Jones Day (or if Jones Day is unwilling or unable to issue the opinion, the alternative counsel referenced in Section 9.7) to render the opinion described in Section 9.7.

(f) Financial Statements and Monthly Status Reports. Until the Effective Date, Trinity shall furnish to River Financial:

(i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, unaudited statements of operations of Trinity Bank for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a statement of financial condition of Trinity Bank as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii) Promptly upon receipt thereof, copies of all audit reports submitted to Trinity by independent auditors in connection with each annual, interim or special audit of the books of Trinity or Trinity Bank made by such accountants;

(iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its shareholders and of such regular and periodic reports as Trinity may file with any Agency; and

(iv) With reasonable promptness, such additional financial data, including copies of all journal entries, as River Financial may reasonably request.

ARTICLE 7

MUTUAL COVENANTS AND AGREEMENTS

7.1 Best Efforts, Cooperation. Subject to the terms and conditions herein provided, River Financial and Trinity each agrees to use its commercially reasonable efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

7.2 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Parties. Thereafter, neither Party shall issue or make a public release or announcement concerning the transactions contemplated hereby without providing the proposed public release or announcement to the other a reasonable time in advance for review, comment and the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or Agency to which the relevant Party is subject or submits, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow the other reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 7.2 shall not apply to any release or announcement made or proposed to be made in connection with and related to a Change in the Trinity Recommendation or pursuant to Sections 6.2(b) or (c).

7.3 Preparation of Proxy Statement and Registration Statement.

(a) In connection with the Trinity Shareholders’ Meeting, as soon as practicable following the date of this Agreement, the Parties shall cooperate in preparing and filing with the SEC the Registration Statement on Form S-4, including the Proxy Statement, for the registration of shares of River Financial Common Stock issuable to Trinity shareholders pursuant to Article 3. Each Party shall each use its commercially reasonable efforts to: (i) cause the Registration Statement to be declared effective under the 1933 Act as promptly as practicable after its filing; (ii) ensure that the Registration Statement complies in all material respects with the applicable provisions of the 1933 Act and the 1934 Act; and (iii) keep the Registration Statement effective for so long as necessary to complete the Merger. River Financial shall notify Trinity promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of River Financial Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each

Party shall use its commercially reasonable efforts to: (A) cause the Proxy Statement to be mailed to Trinity’s shareholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act, and (B) ensure that the Proxy Statement complies in all material respects with the applicable provisions of the 1933 Act and 1934 Act. River Financial shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the 1933 Act, the 1934 Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of River Financial Common Stock in the Merger, and Trinity shall furnish to River Financial all information concerning Trinity as may be reasonably requested in connection with any such actions.

(b) Each Party shall furnish to the other all information concerning such Person and its Affiliates required by the 1933 Act or the 1934 Act to be set forth in the Registration Statement or the Proxy Statement. Each Party shall promptly notify the other Party and cooperate to correct any information provided by it for use in the Registration Statement or the Proxy Statement if and to the extent that such information becomes false or misleading in any material respect. Each Party shall take all steps necessary to amend or supplement the Registration Statement or the Proxy Statement, as applicable, and to cause the Registration Statement or Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Trinity Common Stock, in each case as and to the extent required by applicable Law.

(c) Each Party shall promptly provide the other and its counsel with any comments or other communications, whether written or oral, that the Party, or its counsel may receive from the SEC or its staff with respect to the Registration Statement or the Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Registration Statement or the Proxy Statement with the SEC (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Change in the Trinity Recommendation or pursuant to Section 6.2(b) or (c)) or the dissemination thereof to the holders of Trinity Common Stock, or responding to any comments of the SEC with respect to the Registration Statement or Proxy Statement, each Party shall provide the other and its counsel a reasonable opportunity to review and comment on such Registration Statement, Proxy Statement, or response (including the proposed final version thereof) and any amendment, supplement or additional proxy materials, and each Party shall give reasonable and good faith consideration to any comments made by the other or its counsel.

7.4 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to Call Reports, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, SEC registration statements, filings and reports, and similar documents.

7.5 Access to Properties and Records. Subject to any regulatory prohibition and applicable Law and at least two Business Days’ advance notice, each Party hereto shall afford the officers and authorized representatives of the other Party reasonable access during normal business hours to the Assets, books and records of such Party in order that such other Party may have full opportunity to make such investigation as it shall desire of the affairs of such Party and shall furnish to such Party such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested, provided that any such access or investigation by a Party shall not interfere unnecessarily with normal operations of the other Party and provided further that no environmental testing or investigation shall be performed after the date of this Agreement. Notwithstanding the foregoing, neither Party shall be required to provide access to or disclose confidential supervisory information or other information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the Parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). All such information that may be obtained by any such Party will be held in confidence by such Party subject to the Confidentiality Agreement, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein. In addition, the Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect. Notwithstanding anything in this

Agreement to the contrary, nothing in this Agreement shall require any Party to provide information on such Party that would constitute “confidential supervisory information” or otherwise violate the provisions of 12 C.F.R. Part 309.

7.6 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF ALL PARTIES

The obligations of River Financial and Trinity to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the reasonable discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

8.1 Approval by Shareholders. At the Trinity Shareholders Meeting, this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding securities as is required by applicable Law and Trinity’s articles of incorporation and bylaws.

8.2 Regulatory Authority Approval.

(a) Orders, Consents and approvals, in form and substance reasonably satisfactory to River Financial and Trinity, shall have been entered by the Board of Governors of the Federal Reserve System, the FDIC and the ASBD and other appropriate Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the Subsidiary Bank Merger, and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the board of directors of River Financial or the board of directors of Trinity would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

(b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of River Financial or the board of directors of Trinity would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

8.3 Litigation. There shall be no pending Litigation in any court or any pending proceeding by any governmental commission, board or Agency, that is reasonably likely to succeed on is merits, that seeks to restrain or prohibit consummation of the Merger or in which seeks to obtain divestiture, rescission or damages in connection with the Merger.

8.4 Registration Statement. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF TRINITY

The obligations of Trinity to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Trinity may waive such conditions in writing:

9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Trinity, all representations and warranties of River Financial contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and River Financial shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under Section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of River Financial which in their total effect constitute a Material Adverse Effect.

9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Trinity shall have received a certificate from the CEO, President or a Vice President and from the Secretary or Assistant Secretary of River Financial dated as of the Closing certifying that:

(a) the board of directors of River Financial has duly adopted resolutions approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) each person executing this Agreement on behalf of River Financial is an officer of River Financial holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c) the articles of incorporation and bylaws of River Financial remain in full force and effect and have not been amended or modified since the date of this Agreement except in accordance with this Agreement;

(d) such persons have no Knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting River Financial or the business, prospects, condition (financial or otherwise), or Assets of River Financial which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

(e) to such persons’ Knowledge, the Proxy Statement delivered to Trinity’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such Persons need not express a statement as to information concerning or provided by Trinity for inclusion in such Proxy Statement); and

(f) River Financial is in compliance with the conditions set forth in Sections 9.1 and 9.2 above.

9.4 Fairness Opinion. Trinity shall have received from Porter White Capital, LLC prior to the approval by the Trinity board of directors a letter setting forth its opinion that the Merger Consideration to be received by the shareholders of Trinity under the terms of this Agreement is fair to them from a financial point of view, and such opinion shall not have been withdrawn or materially modified as of the Effective Date.

9.5 Other Matters. There shall have been furnished to such counsel for Trinity certified copies of such corporate records of River Financial and copies of such other documents as such counsel may reasonably have requested for such purpose, including certificates of existence and good standing of River Financial and each Subsidiary of River Financial issued by the appropriate governmental Agency dated within 15 days of the Effective Date.

9.6 Material Events. There shall have been no determination by the board of directors of Trinity that the transactions contemplated by this Agreement have become impractical because of any state of war or declaration of a banking moratorium in the United States.

9.7 Tax Opinion. Trinity shall have received a written opinion from Jones Day, counsel to Trinity (or, if Jones Day is unwilling or unable to issue the opinion, a written opinion of an alternative counsel reasonably acceptable to River Financial and Trinity), dated as of the Effective Date, in form and substance reasonably acceptable to Trinity, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Trinity Tax Opinion”), which opinion shall not have been withdrawn or modified in any material respect and shall be provided to River Financial. In rendering such opinion, Jones Day (or if Jones Day is unwilling or unable to issue the opinion, such alternative counsel referenced above) may rely on the River Financial Tax Representation Letter and Trinity Tax Representation Letter and such other information as it considers relevant. Such opinion shall be in a form customary for transactions of this nature and shall be subject to customary assumptions, qualifications and representations.

9.8 No Superior Proposal. Trinity shall not have received a Superior Proposal.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF RIVER FINANCIAL

The obligations of River Financial to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as River Financial may waive such conditions in writing:

10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of River Financial, all representations and warranties of Trinity contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Trinity shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

10.2 Adverse Changes. Subject to the Trinity Disclosure Letter, there shall have been no changes after the date of the most recent balance sheet provided under Section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Trinity which constitute a Material Adverse Effect.

10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, River Financial shall have received a certificate from Trinity executed by the CEO, President, or Vice President and from the Secretary or Assistant Secretary of Trinity dated as of the Closing certifying that:

(a) the board of directors of Trinity has duly adopted resolutions approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) the shareholders of Trinity have duly adopted resolutions approving the Merger and such resolutions have not been amended or modified and remain in full force and effect;

(c) each person executing this Agreement on behalf of Trinity is an officer of Trinity holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(d) the articles of incorporation and bylaws of Trinity and Trinity Bank remain in full force and effect and have not been amended or modified since the date of this Agreement;

(e) to such persons’ Knowledge, the Proxy Statement delivered to Trinity’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Trinity for inclusion in such Proxy Statement); and

(f) Trinity is in compliance with the conditions of Sections 10.1 and 10.2 above.

10.4 Support Agreements and Claims Letters. Each member of the Trinity board of directors that is a Trinity shareholder shall have delivered, in his or her capacity as a shareholder of Trinity, a support agreement substantially in the form attached as Exhibit B. Each member of the Trinity board of directors and the Trinity Bank board of directors, and each executive officer of Trinity and Trinity Bank, shall have delivered a claims letter substantially in the form attached as Exhibit C.

10.5 Other Matters. There shall have been furnished to counsel for River Financial certified copies of such corporate records of Trinity and copies of such other documents as such counsel may reasonably have requested for such purpose, including certificates of existence and good standing of Trinity and each Trinity Subsidiary issued by the appropriate governmental Agency and dated within 15 days of the Effective Date.

10.6 Dissenters. The number of shares as to which shareholders of Trinity have exercised and perfected their rights of dissent and appraisal as provided in the ABCL and Section 3.6 does not exceed 5 percent of the outstanding shares of common stock of Trinity.

10.7 Material Events. There shall have been no determination by the board of directors of River Financial that the transactions contemplated by this Agreement have become impractical because of any state of war or declaration of a banking moratorium in the United States.

10.8 Fairness Opinion. River Financial shall have received from Sheshunoff & Co. prior to the approval by the River Financial board of directors a letter setting forth its opinion that the Merger Consideration to be paid under the terms of this Agreement is fair to the shareholders of River Financial from a financial point of view, and such opinion shall not have been withdrawn or materially modified as of the Effective Date.

ARTICLE 11

TERMINATION OF REPRESENTATIONS AND WARRANTIES

All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall be deemed only conditions to the Merger and shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective

Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the next to last sentence of Section 7.5, and Sections 6.1(e), 7.2, 13.2(e), 13.2(f), 13.3, Article 11, Article 15 and any applicable definitions of Article 14, shall survive. The Confidentiality Agreement shall survive any termination of this Agreement.

Items disclosed in the Exhibits attached hereto or in any Disclosure Letter are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE 12

NOTICES

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

(a) If to Trinity:

J. Robbin Thompson

President and CEO

Trinity Bank 1479

West Main St.

Dothan, Alabama 36301

Telephone: (334) 702-2265

Email: robbinthompson@trinitybankusa.com

with copies to:

Ralph F. MacDonald, III

Heith D. Rodman

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309 Telephone: (404) 581-3939

Email: cmacdonald@jonesday.com

Email: hdrodman@jonesday.com

or as may otherwise be specified by Trinity in writing to River Financial.

(b) If to River Financial:

Jimmy Stubbs

CEO

River Bank & Trust

2611 Legends Drive

Prattville, Alabama 36066

Telephone: (334) 290-1012

Email:

with copies to:

Michael D. Waters, Esq.

Jones Walker LLP

1819 Fifth Ave N, Suite 1100

Birmingham, Alabama 35203

Telephone: (205) 244-5210

Email: mwaters@joneswalker.com

or as may otherwise be specified in writing by River Financial to Trinity.

ARTICLE 13

AMENDMENT OR TERMINATION

13.1 Amendment. This Agreement may be amended by the written mutual consent of River Financial and Trinity before or after approval of the transactions contemplated herein by the shareholders of Trinity.

13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Trinity, as follows:

(a) by the mutual written consent of the respective boards of directors of Trinity and River Financial;

(b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 10.1 of this Agreement in the case of River Financial and Section 9.1 of this Agreement in the case of Trinity;

(c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement to be performed on or before the date of termination which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Trinity or Article 10 as to River Financial shall not have been satisfied in full;

(d) by the board of directors of either River Financial or Trinity if all transactions contemplated by this Agreement shall not have been consummated on or prior to March 31, 2020 if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section;

(e) by Trinity, if before the Trinity Shareholders Meeting, the board of directors of Trinity authorizes Trinity, subject to complying with Section 6.2(c), to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, provided that, upon such termination pursuant hereto Trinity shall pay promptly the sum of $810,000 to River Financial to reimburse River Financial for its expenses, and not as damages, incurred in connection with the Agreement;

(f) by River Financial, if (a) the board of directors of Trinity shall have recommended to the shareholders of Trinity that they tender their shares in a tender or exchange offer commenced by an un-affiliated third party for more than 20% of the outstanding Trinity Common Stock, (b) the board of directors of Trinity shall have effected a Change in Trinity Recommendation or recommended to the Trinity shareholders acceptance or approval of a Superior Trinity Proposal, (c) Trinity shall have notified River Financial in writing that Trinity is prepared to accept a Superior Trinity Proposal, or (d) the board of directors of Trinity shall have resolved to do any of the foregoing, provided that, upon such termination pursuant hereto Trinity shall pay promptly the sum of $810,000 to River Financial to reimburse River Financial for its expenses, and not as damages, incurred in connection with the Agreement;

(g) by the board of directors of Trinity or River Financial if the Merger and this Agreement are not approved by the shareholders of Trinity entitled to vote;

(h) By River Financial if any condition set forth in Articles 8 or 10 has not been satisfied as of the Effective Date or if satisfaction of such condition is or becomes impossible (other than through the failure of River Financial to fully comply with its obligations hereunder) and River Financial has not waived such condition; or

(i) By Trinity if any condition set forth in Articles 8 or 9 has not been satisfied as of the Effective Date or if satisfaction of such condition is or becomes impossible (other than through the failure of Trinity to fully comply with its obligations hereunder) and Trinity has not waived such condition.

13.3 Damages. In the event of termination pursuant to Section 13.2, this Agreement shall become void and have no effect, except as provided in Article 11, and except that Trinity and River Financial shall be liable for damages for any willful breach of warranty, representation, covenant or other agreement contained in this Agreement if the breach is the cause or basis for termination, provided that upon termination by Trinity or River Financial pursuant to Sections 13.2(e) or (f) above, Trinity, shall promptly pay to River Financial the sums set forth therein. Notwithstanding anything to the contrary, termination by Trinity or River Financial pursuant to Sections 13.2(e)-(g) above shall not entitle either Party to damages.

ARTICLE 14

DEFINITIONS

The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

ABCL	Alabama Business Corporation Law
ASBD	Means the Alabama State Banking Department
Acquisition Proposal	Shall mean, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender, exchange, or cash offer to acquire 20% or more of the voting power in a Party or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving a Party or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in, or 20% or more of the business, revenue, net income, assets or deposits of, a Party or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether from one Person or any “group” of Persons (as defined under Section 13(d) of the 1934 Act).
Agencies

Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the FDIC, the ASBD, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement	Shall mean this Agreement and Plan of Merger and the Exhibits and Disclosure Letters delivered pursuant hereto and incorporated herein by reference.
Assets

Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

Bank Merger Agreement	Shall mean the merger agreement respecting Trinity Bank and River Bank provided in Section 2.8 and Exhibit A hereto.

Business Day	Means any day that is not a Saturday or Sunday or a day on which the offices of banks in Alabama are authorized or required by Law or executive order to be closed.
Cash Value	Has the meaning set forth in Section 3.1.
Change in Trinity Recommendation	Has the meaning set forth in Section 6.2(b).
Closing	The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.
Code	The Internal Revenue Code of 1986, as amended.
Consent	Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
Confidentiality Agreement	Has the meaning set forth in Section 6.2(c)(ii).
Contract	Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

CRA	Has the meaning set forth in Section 4.19.
Default

Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

Effective Date	Means the date and time at which the Merger becomes effective as defined in Section 2.7 hereof.
Environmental Laws	Means the Laws referred to in Section 4.24(g) hereof.
ERISA	The Employee Retirement Income Security Act of 1974, as amended.
Exhibits

Shall mean the Exhibits attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FDIC	Means the Federal Deposit Insurance Corporation.

GAAP	Means United States generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.
Hazardous Substance	Has the meaning set forth in Section 4.24(g).
Indemnified Parties	Has the meaning set forth in Section 6.1(e).
Intellectual Property

Shall mean copyrights, patents, trademarks, service marks, service names, domain names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

IRS	United States Internal Revenue Service.
Knowledge	Means the actual knowledge of the Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit (or Lending) Officer, General Counsel or any Executive Vice President of River Financial or River Bank, as applicable, in the case of knowledge of River Financial, or of Trinity or Trinity Bank, as applicable, in the case of knowledge of Trinity.

Law

Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability

Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien

Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation	Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loss

Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including reasonable attorneys’ fees and expenses, and consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

material	For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect

(a) On a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “material adverse effect” shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken at the request of a Party with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) as a result of the Merger and compliance with the provisions of this Agreement.

(b) No representation or warranty of any Party hereto contained in Article 4 or Article 5 (other than the representations and warranties in (i) Section 4.1/Section 5.1 (Organization), Section 4.4/Section 5.11 (No Conflict with Other Instrument), and Section 4.2/Section 5.2 (Capital Stock), which shall be true and correct in all material respects, and (ii) Section 4.5/Section 5.5 (Absence of Material Adverse Effect), which shall be true and correct in all respects) shall be deemed untrue or incorrect, and no Party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Article 4 or Article 5, has had or is reasonably likely to have a Material Adverse Effect on such Party.

Maximum Amount	Has the meaning set forth in Section 6.1(e)(iii).
Merger	Has the meaning set forth in Section 2.1.
Merger Consideration	Has the meaning set forth in Section 3.1.
Order

Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party	Shall mean Trinity or River Financial, and “Parties” shall mean both Trinity and River Financial.

PBGC	Shall mean the Pension Benefit Guaranty Corporation.
Permit	Any federal, state, local, and foreign governmental approval, authorization, certificate, easement filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.
Person

A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement	The proxy statement used by Trinity to solicit the approval of its shareholders of the transactions contemplated by this Agreement.
Registration Statement

The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by River Financial, and which has been agreed to by Trinity, to register the shares of River Financial Common Stock offered to shareholders of Trinity pursuant to this Agreement, including the Proxy Statement.

Regulatory Application	Has the meaning set forth in Section 6.1(b).
Representatives	Shall have the meaning set forth in Section 6.2(c)(i).
Resulting Bank	Shall have the meaning set forth in Section 2.8.
Resulting Corporation	Has the meaning set forth in Section 2.1.
River Bank	River Bank & Trust, River Financial’s wholly owned Subsidiary Bank, an Alabama banking corporation, with its principal office in Prattville, Alabama.
River Financial	River Financial Corporation, an Alabama corporation with its principal offices in Prattville, Alabama.
River Financial Common Stock	Has the meaning set forth in Section 4.2(a).
River Financial Company

Shall mean River Financial, River Bank, any Subsidiary of River Financial or River Bank, or any Person or entity acquired as a Subsidiary of River Financial or River Bank in the future and owned by River Financial or River Bank at the Effective Date.

River Financial Disclosure Letter	Has the meaning set forth in Article 4.
River Financial Health Plans	Has the meaning set forth in Section 6.1(d)(iii).
River Financial Plans	Has the meaning set forth in Section 4.27(a).
River Financial Tax Representation Letter	Has the meaning set forth in Section 6.1(d)(vi).

River Qualified Plan	Has the meaning set forth in Section 6.1(d)(v).
SEC	United States Securities and Exchange Commission.
SEC Documents	Has the meaning set forth in Section 4.13

Subsidiaries

Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Subsidiary Bank Merger	The merger of Trinity Bank with River Bank as provided in Section 2.8 and Exhibit A.
Superior Proposal

Means any unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Trinity board of directors determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) if consummated would be more favorable to the shareholders of Trinity from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by River Financial in response to such proposal pursuant to Section 6.2(c) or otherwise) and (ii) if accepted, is reasonably likely to be completed on the terms proposed.

Tax or Taxes

Means any federal, state, county, local, foreign, and other taxes, levies, duties, tariffs, imposts, assessments, charges, fares, and impositions imposed by a governmental authority, including any net income, gross income, gross receipts, alternative or add-on minimum, sales, use, business and occupation, business, professional and occupational license, value-added, trade, goods and services, ad valorem, franchise, profits, license, business royalty, withholding, payroll, employment, capital, excise, transfer, recording, severance, stamp, occupation, premium, property, asset, real estate transfer, environmental, custom duty, impost, obligation, assessment, levy, tariff or other tax or other like assessment or charge of any kind whatsoever, as well as any interest, penalties, additions to tax and additional amounts imposed thereon or with respect thereto.

Technology Systems

Means electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property.

Trinity	Trinity Bancorp, Inc., an Alabama corporation, with its principal office in Dothan, Alabama.

Trinity Bank	Trinity Bank, an Alabama banking corporation with its principal office in Dothan, Alabama.
Trinity Bank Director	Has the meaning set forth in Section 2.8
Trinity Common Stock	Has the meaning set forth in Section 3.1.
Trinity Company

Shall mean Trinity, Trinity Bank, any Subsidiary of Trinity or Trinity Bank, or any Person or entity acquired as a Subsidiary of Trinity or Trinity Bank in the future and owned by Trinity or Trinity Bank at the Effective Date.

Trinity Director	Has the meaning set forth in Section 2.4.
Trinity Disclosure Letter	Has the meaning set forth in Article 5.
Trinity Health Plan	Has the meaning set forth in Section 6.1(d)(iii).
Trinity Plans	Has the meaning set forth in Section 5.16(a).
Trinity Qualified Plan	Has the meaning set forth in Section 6.1(d)(v).
Trinity Recommendation	Has the meaning set forth in Section 6.2(b).
Trinity Shareholders’ Meeting	Has the meaning set forth in Section 2.5.
Trinity Tax Opinion	Has the meaning set forth in Section 9.7.
Trinity Tax Representation Letter	Has the meaning set forth in Section 6.2(e).
1933 Act	The Securities Act of 1933, as amended.
1934 Act	The Securities Exchange Act of 1934, as amended.

ARTICLE 15

MISCELLANEOUS

15.1 Expenses.

(a) Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel. Trinity shall pay the expenses of the printing and mailing of the Proxy Statement. Notwithstanding the foregoing, upon consummation of the Merger, the Resulting Corporation shall pay any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs incurred by any River Financial or Trinity in connection with this Agreement and the transactions contemplated hereby.

(b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

15.3 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama.

15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. The words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation.” Unless the context requires otherwise, reference in this Agreement to (i) a Contract means such Contract as amended, supplemented, or modified from time to time, and (ii) Law means such Law as amended from time to time and any successor legislation thereto and any regulations promulgated thereunder. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party’s counsel has drafted any portion of this Agreement.

15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the nonbreaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

15.10 Attorneys’ Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a waiver of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

15.13 Entire Contract. This Agreement and the documents and instruments referred to herein, including, but not limited to, the Confidentiality Agreement, constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

[Signature Page to follow]

IN WITNESS WHEREOF, Trinity and River Financial have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

RIVER FINANCIAL CORPORATION

BY:	/s/ Jimmy Stubbs

Name:	Jimmy Stubbs

Its:	CEO

TRINITY BANCORP, INC.

BY:	/s/ J. Robin Thompson

Name:	J. Robin Thompson

Its:	Pres/CEO

Signature Page to Agreement and Plan of Merger

Exhibit A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Plan”) is made and entered into as of June 4, 2019 by and between River Bank & Trust, an Alabama banking corporation (“River Bank”), which is wholly owned by River Financial Corporation, an Alabama corporation (“River Financial”), and Trinity Bank, an Alabama banking corporation (“Trinity Bank”), which is wholly owned by Trinity Bancorp, Inc. in order to provide for the merger of Trinity Bank with and into River Bank under the charter of River Bank (the “Merger”).

PREAMBLE

A majority of the respective Boards of Directors of Trinity Bank and River Bank has approved this Plan and has authorized its execution and consummation, in connection with the Agreement and Plan of Merger between River Financial and Trinity dated as of June 4, 2019 (the “Parent Merger Agreement”).

AGREEMENT

In consideration of the premises and of the covenants contained herein, Trinity Bank and River Bank hereby make, adopt and approve this Plan and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect, as follows:

1. The Merger. Trinity Bank shall be merged with and into River Bank under the articles of incorporation and charter of River Bank pursuant to the provisions of, and with the effects provided in the Alabama Banking Code and the Alabama Business Corporation Law. River Bank shall be the survivor of the Merger, and is hereinafter referred to as the “Continuing Bank” when reference is made to River Bank as of the Effective date of the Merger or thereafter.

2. Effective Date of the Merger. Subject to the terms and conditions of this Plan, and upon satisfaction of all legal requirements, the Merger shall become effective on the date and time (the “Effective Date”) specified by River Bank, subject to and following the completion of the merger of Trinity with and into River Financial pursuant to the Parent Merger Agreement by filing appropriate articles of merger pursuant to Alabama law.

3. The Continuing Bank.

(a) On the Effective Date, the name of the Continuing Bank shall be “River Bank & Trust;” the articles of incorporation and bylaws of the Continuing Bank shall be the same as River Bank’s existing articles of incorporation and bylaws; the Continuing Bank’s main office shall be the main office of River Bank; and all offices, branches, agencies and facilities of Trinity Bank and River Bank which were in lawful operation or whose establishment had been approved at the Merger’s Effective Date shall be retained and operated or established and operated as offices, branches, agencies and facilities of the Continuing Bank.

(b) On the Effective Date, all assets, rights, franchises and interests of Trinity Bank and River Bank in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Continuing Bank by virtue of the Merger without any deed or other instrument of transfer to the Continuing Bank, and without any order or other action on the part of any court or otherwise; and the Continuing Bank shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, guardian of mentally incompetent persons, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Trinity Bank and River Bank, respectively, immediately prior to the Effective Date.

(c) On the Effective Date, the Continuing Bank shall be liable for all liabilities of Trinity Bank and River Bank, and all deposits, debts, liabilities, obligations and contracts of Trinity Bank and River Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against in the balance sheets, books of account or records of Trinity Bank or River Bank, as the case may be, shall be those of the Continuing Bank, and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property of either Trinity Bank or River Bank shall be preserved unimpaired.

4. Capital Stock.

(a) On the Effective Date, all shares of River Bank common stock shall continue to be issued and outstanding shares, and all shares of Trinity Bank common stock issued and outstanding immediately prior to the Effective Date shall, ipso facto, without any action on the part of any holder thereof, or any other party, be canceled. All of the shares of issued and outstanding Continuing Bank common stock shall be allocated to and received by River Financial Corporation.

(b) On the Effective Date, the equity capitalization of Trinity Bank existing immediately before the Effective Date shall be combined with the equity capitalization of River Bank existing immediately before the Effective Date, with the effect that the Continuing Bank shall have a capital structure after the Effective Date, in the aggregate, equal to the combined capital structures of Trinity Bank and River Bank existing immediately before the Effective Date subject to any adjustments as may be required by GAAP.

5. Board of Directors. On the Effective Date, the Board of Directors of the Continuing Bank shall consist of all persons who were directors of River Bank immediately before the Effective Date, who shall continue to serve as directors until their successors are duly elected and qualified, provided that Robbin Thompson, or such other designee selected by Trinity Bank and reasonably acceptable to River Bank, shall be added as a director as of the Effective Date.

6. Approvals. This Plan shall be submitted to the respective shareholders of Trinity Bank and River Bank for ratification and confirmation in accordance with applicable provisions of law and the respective articles of incorporation and bylaws of Trinity Bank and River Bank. Trinity Bank and River Bank shall proceed expeditiously and cooperate fully in the procurement of any other Consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary or appropriate for consummation of the Merger and any other transactions contemplated hereby, including, without limitation, approvals of the Alabama State Banking Department and the Federal Deposit Insurance Corporation.

7. Conditions Precedent to the Merger. The Merger, and the obligations of Trinity Bank and River Bank to close the Merger, are subject to the following conditions, any of which, however, may be waived, to the extent permitted by law, by consent in writing executed by Trinity Bank or River Bank.

(a) This Plan, and the Merger contemplated hereby, shall have been ratified and confirmed by vote of the respective shareholders of Trinity Bank and River Bank as required by law;

(b) All Consents and approvals, including those of all regulatory agencies having jurisdiction, shall have been procured, and all other requirements prescribed by law and which are necessary for consummation of the Merger shall have been satisfied;

(c) The merger transaction provided for in the Parent Merger Agreement shall have been consummated in accordance with the Parent Agreement.

8. Tax Matters. The parties agree that, for U.S. federal income Tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as

amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code and Section 1.368-2(g) of the Treasury Regulations. The parties will report the Merger and the other transactions contemplated by this Agreement, including for U.S. federal income Tax purposes, in a manner consistent with such qualification unless, and then only to the extent, an alternative position is required pursuant to a final determination under applicable Law. No party will take any action or fail to take any action, or allow any affiliate to take any action or fail to take any action, that would reasonably be expected to prevent any of the foregoing.

9. Termination. If:

(a) Any action, suit, proceeding or claim has been instituted, made or threatened related to the proposed transaction which shall make consummation of the Merger inadvisable in the opinion of the Board of Directors of Trinity Bank or River Bank; or

(b) Any action, consent, or approval, governmental or otherwise, which is, or in the opinion of counsel for Trinity Bank or River Bank may be, necessary to permit or enable the Continuing Bank, on and after the Merger, to conduct all or any part of the business and activities of Trinity Bank as conducted or approved prior to the Effective date, shall not have been accomplished or obtained; or

(c) The Parent Agreement shall have been terminated;

then this Plan may be terminated and abandoned by Trinity Bank or River Bank at any time before the Effective Date of the Merger, either before or after the shareholders’ vote, by giving written notice of such termination or abandonment to the other parties, such notice to be authorized or approved by a resolution adopted by the Board of Directors of the party giving the notice.

Upon termination by written notice as provided in this Section, this Plan shall be void and of no further force and effect, and there shall be no liability for such termination by reason of this Plan on the part of any party hereto, or the directors, officers, employees, agents, or shareholders of any of them.

10. Counterparts. This Plan may be executed in one or more identical counterparts, each of which when executed and delivered by the parties hereto shall be an original, but all of which together shall constitute a single agreement.

11. Amendment. Trinity Bank and River Bank, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Plan in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by the respective shareholders of Trinity Bank and River Bank.

[Remainder of page left blank intentionally]

IN WITNESS WHEREOF, Trinity Bank and River Bank have caused this Plan to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first above written.

RIVER BANK AND TRUST

BY:
Jimmy Stubbs
Chief Executive Officer

TRINITY BANK

BY:

President and CEO

Signature Page to Agreement and Plan of Merger (Bank Merger)

EXHIBIT B

FORM OF SUPPORT AGREEMENT

June 4, 2019

River Financial Corporation

2611 Legends Drive

Prattville AL 36066

Gentlemen:

The undersigned is a director of Trinity Bancorp, Inc. (“Trinity”) or Trinity Bank (the “Bank”), or both, and is the beneficial owner of shares of common stock of Trinity (“Trinity Stock”).

Trinity and River Financial Corporation (“River Financial”) have executed an Agreement and Plan of Merger dated as of June 4, 2019 (the “Agreement”) pursuant to which Trinity will merge with River Financial (the “Merger”). River Financial has requested the execution and delivery of this letter agreement (“letter agreement”) as a condition to consummation of the transactions contemplated by the Agreement. In consideration of the substantial expenses that River Financial will incur in connection with the transactions contemplated by the Agreement and in order to induce River Financial to execute the Agreement and proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Trinity and not in his or her capacity as a director of Trinity or Bank, as follows:

1. (a) The undersigned, while this letter agreement is in effect, shall vote or cause to be voted all of the shares of Trinity Stock that the undersigned shall be entitled to so vote, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at the meeting of Trinity’s shareholders to be called and held following the date hereof, for the approval of the Agreement and the Merger. In addition, the undersigned shall vote the Trinity Stock against any Acquisition Proposal (as defined in the Agreement) or any amendment to Trinity’s articles of incorporation or bylaws or other proposal which would in any manner delay, impede, frustrate, prevent or nullify the Agreement or the Merger.

(b) The undersigned hereby covenants and agrees that between the date hereof and the termination of this letter agreement pursuant to paragraph 5 below, the undersigned shall not transfer or offer to transfer or consent to any transfer of any or all of the Trinity Stock without the prior written consent of River Financial, grant any proxy, power-of-attorney or other authorization or consent with respect to any or all of the Trinity Stock or deposit any or all of the undersigned’s Trinity Stock with a voting trust or enter into a voting agreement respecting the undersigned’s Trinity Stock, provided that the undersigned may transfer any or all of the Trinity Stock to any member of the undersigned’s immediate family, or upon the death of the undersigned, as long as the transferee agrees in writing, in form and substance reasonably satisfactory to River Financial, to be bound by all of the terms of this letter agreement.

(c) The undersigned waives and agrees not to exercise any rights of dissent and appraisal with respect to the Merger.

2. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, River Financial shall be entitled to seek temporary and permanent injunctive relief.

3. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary or otherwise and on behalf of others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Trinity and shall not in any way limit or affect actions the undersigned may take in his or her capacity as director of Trinity. Nothing in this letter agreement shall prevent the undersigned’s satisfaction of fiduciary duties as set forth in Section 6.2(d) of the Agreement, provided that the undersigned’s obligations hereunder shall not be affected by a Change in Trinity Recommendation (as defined in the Agreement) of the board of directors of Trinity as to the Merger.

4. This letter agreement shall automatically terminate and have no further force or effect upon the earlier of (i) termination of the Agreement in accordance with its terms, or (ii) consummation of the Merger.

5. This letter agreement shall in all respects be governed by, and construed in accordance with the laws of the State of Alabama, without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction.

6. This letter agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this letter agreement. This letter agreement is not intended to and does not confer upon any person other than the parties any legal or equitable rights or remedies, whether as third party beneficiaries or otherwise. No representation, warranty, inducement, promise, understanding or condition not set forth in this letter agreement or the Agreement has been made or relied upon by any of the parties to this letter agreement.

7. Any provision of this letter agreement may be waived by the party benefited by the provision, but only in writing. The parties hereto may not amend or modify this letter agreement except in such manner as may be agreed upon by a written instrument executed by the parties hereto.

8. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

IN WITNESS WHEREOF, the undersigned has executed this letter agreement as of the date first above written.

Very truly yours,

Signature

Name (please print)

Accepted and agreed to as of

the date first above written.

RIVER FINANCIAL CORPORATION

By:
Name:
Title:

Signature Page to Support Agreement

EXHIBIT C

FORM OF

CLAIMS LETTER

June 4, 2019

River Financial Corporation

2611 Legends Drive

Prattville, Alabama 36066

Ladies and Gentlemen:

This letter is delivered pursuant the Agreement and Plan of Merger, dated as of June 4, 2019 (the “Merger Agreement”), by and between River Financial Corporation (“River Financial”), and Trinity Bancorp, Inc., an Alabama corporation (“Trinity”).

Concerning claims which the undersigned may have against Trinity or any of its subsidiaries, including Trinity Bank (each, a “Trinity Entity”), in his or her capacity as an officer, director or employee of any Trinity Entity, and in consideration of the promises, and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby agrees as follows:

Section 1. Definitions. Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings given to them in the Merger Agreement.

Section 2. Release of Certain Claims.

(a) The undersigned hereby releases and forever discharges, effective upon the consummation of the Merger pursuant to the Merger Agreement, each Trinity Entity, and each of their respective directors and officers (in their capacities as such), and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Released Parties”) of and from any and all liabilities, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description (collectively, “Claims”), which the undersigned, solely in his or her capacity as an officer, director or employee of any Trinity Entity has or claims to have, or previously had or claimed to have, in each case as of the Effective Date, against any of the Released Parties, whether or not in law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, matured or unmatured, contingent or otherwise (individually a “Released Claim,” and collectively, the “Released Claims”), except for (i) compensation for services that have accrued but have not yet been paid in the ordinary course of business consistent with past practice or other contract rights relating to severance, employment, benefits under Trinity Plans, stock options and restricted stock grants, which contracts or rights have been disclosed in writing to River Financial in the Trinity Disclosure Letter, Schedule I to this letter or otherwise in writing on or prior to the date of the Merger Agreement, and (ii) the items listed in Section 2(b) below.

(b) The parties acknowledge and agree that the Released Claims do not include any of the following:

(i) any Claims that the undersigned may have in any capacity other than as an officer, director or employee of any Trinity Entity, including, but not limited to, (A) Claims as a borrower under loan commitments and agreements between the undersigned and Trinity Bank, (B) Claims as a depositor under any deposit account with Trinity Bank, (C) Claims as a depositor of deposits issued by Trinity Bank,

(D) Claims on account of any services rendered by the undersigned in a capacity other than as an officer, director or employee of any Trinity Entity; (E) Claims in his or her capacity as a shareholder of Trinity, and (F) Claims as a holder of any checks or instruments issued by or drawn on Trinity Bank;

(ii) the Claims excluded in Section 2(a)(i) above;

(iii) any Claims that the undersigned may have under the Merger Agreement, including, but not limited to, any right to indemnification and any right to continuing coverage under directors’ and officers’ liability insurance policies; or

(iv) any right to indemnification that the undersigned may have under the articles of incorporation or bylaws of any Trinity Entity, under Alabama law or the Merger Agreement.

(v) any rights or Claims listed on Schedule I to this letter.

Section 3. Forbearance. The undersigned shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit, action, claim or proceeding before or in any court, regulatory, governmental, arbitral or other authority to collect or enforce any Released Claims which are released and discharged hereby.

Section 4. Miscellaneous.

(a) This letter shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Alabama, without regard for conflict of law provisions.

(b) This letter contains the entire agreement between the parties with respect to the Released Claims released hereby, and the release of Claims contained in this letter supersedes all prior agreements, arrangement or understandings (written or otherwise) with respect to such Released Claims and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein or in the Merger Agreement.

(c) This letter shall be binding upon and inure to the benefit of the undersigned and the Released Parties and their respective heirs, legal representatives, successors and assigns.

(d) This letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Released Parties, it being the express understanding of the undersigned and the Released Parties that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned or the Released Parties, except in strict accordance with this paragraph, and further that the waiver of any breach of the terms of this letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.

(e) The undersigned represents, warrants and covenants that the undersigned is fully aware of the undersigned’s rights to discuss any and all aspects of this matter with any attorney chosen by him or her, and that the undersigned has carefully read and fully understands all the provisions of this letter, and that the undersigned is voluntarily entering into this letter.

(f) This letter shall become effective upon the consummation of the Merger on the Effective Date, and its operation to extinguish all of the Released Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Released Parties. If the Merger Agreement is terminated for any reason, this letter shall terminate simultaneously and shall be of no further force or effect.

(g) If any civil action, arbitration or other legal proceeding is brought for the enforcement of this letter, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this letter, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

(h) Each party acknowledges and agrees that any controversy which may arise under this letter is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this letter, or the transactions contemplated by this letter. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this letter by, among other things, the mutual waivers in this Section.

(i) Any civil action, counterclaim, proceeding, or litigation arising out of or relating to this letter shall be brought in state or federal courts in the United States District Court, Northern District of Alabama. Each party consents to the jurisdiction of such Alabama court in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such Alabama court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

[Signature Page Follows]

Sincerely,

Signature of Director

Name of Director

Signature Page – Claims Letter

On behalf of River Financial Corporation, I hereby acknowledge receipt of this letter as of this          day of             , 2019.

RIVER FINANCIAL CORPORATION

By:
Name:	Jimmy Stubbs
Title:	Chief Executive Officer

Signature Page – Claims Letter

Schedule I to Claims Letter

1.	Any and all rights under Trinity Plans.

2.	[add any relevant items]

Schedule I to Claims Letter

EXHIBIT D

EMPLOYEE TERM SHEET

Robbin Thompson

a.	President for the Wiregrass Region

b.	Annual salary of $162,450

c.	Participation in RB&T Relationship Manager annual bonus plan

d.

Change in control agreement equivalent to the of other Executive Officers other than Chief Executive Officer and President (in substantially the form set forth in the River Financial Disclosure Letter)

e.

Incentive stock options on 5,000 shares of River Financial Common Stock vested at 20% per year over the first five years at an exercise price equal to the fair market value of the stock at the date of the close of the proposed transaction (pursuant to an incentive option award agreement in substantially the form set forth in the River Financial Disclosure Letter)*

f.	An immediate one-time increase in annual salary equal to the annual amount of country club dues currently in effect at the date of the close of the proposed transaction

g.	Monthly car allowance in the net amount of $350

h.	Shall be a member of the Officers Loan Committee with the following loan approval authorities:

i. $500,000 for loans secured by first real estate mortgages

ii. $300,000 secured by other collateral

iii. $100,000 for unsecured loans and overdrafts.

i.	All other employee benefits in effect at the date of the close of the proposed transaction

Joe Sanders

a.	Senior Vice President for the Wiregrass Region

b.	Annual salary of $120,000

c.	Participation in RB&T Relationship Manager annual bonus plan

d.

Incentive stock options on 2,500 shares of River Financial Common Stock vested at 20% per year over the first five years at an exercise price equal to the fair market value of the stock at the date of the close of the proposed transaction (pursuant to an incentive option award agreement in substantially the form set forth in the River Financial Disclosure Letter)*

e.	An immediate one-time increase in annual salary equal to the annual amount of country club dues currently in effect at the date of the close of the proposed transaction

f.	Shall be a member of the Officers Loan Committee with the following loan approval authorities:

i. $250,000 for loans secured by first real estate mortgages

ii. $100,000 secured by other collateral

iii. $50,000 for unsecured loans and overdrafts.

g.	All other employee benefits in effect at the date of the close of the proposed transaction

Exhibit D

Lori Nelson

a.	Annual salary of $63,250

b.	Participation in RB&T Relationship Manager annual bonus plan

c.

Incentive stock options on 1,000 shares of River Financial Common Stock vested at 20% per year over the first five years at an exercise price equal to the fair market value of the stock at the date of the close of the proposed transaction (pursuant to an incentive option award agreement in substantially the form set forth in the River Financial Disclosure Letter)*

d.	All other employee benefits in effect at the date of the close of the proposed transaction

*	Number of shares of River Financial Common Stock and exercise price of the option subject to adjustment in accordance with Section 3.4 of the Agreement.

Exhibit D

ANNEX B

Porter White Capital

June 4, 2019

Board of Directors

Trinity Bancorp, Inc.

1479 West Main Street

Dothan, AL 36301

Dear Members of the Board:

Porter White Capital, LLC (“PWC”, “we”, “us” or “our”) understands that Trinity Bancorp, Inc. (“TBI”) and River Financial Corporation (“RVRF”) have proposed to enter into an Agreement and Plan of Merger, dated as of June 4, 2019 (the “Agreement”), pursuant to which RVRF will acquire TBI through the merger of TBI with and into RVRF (the “Merger”). Following the Merger, TBI’s bank subsidiary, Trinity Bank, is expected to be merged with and into River Bank & Trust, an Alabama state-chartered bank and wholly-owned subsidiary of RVRF.

In accordance with the terms of the Agreement, each share of TBI common stock outstanding prior to the Effective Date shall cease to be outstanding and shall be converted into $3.50 in cash and 0.44627 shares of RVRF common stock. Based on a cash value of $27.00 per whole share of RVRF common stock, the total aggregate purchase consideration is $27.147 million (the “Deal Value”).1

TBI has requested that we render our opinion (the “Opinion”) to TBI’s board of directors as to the fairness, from a financial point of view, of the Deal Value to be received by the holders of TBI common stock under the terms of the Agreement. PWC, as part of its investment banking business, is regularly engaged in the valuation of banks, bank holding companies and various other financial services companies in connection with mergers and acquisitions and valuations for corporate and other purposes. In rendering this Opinion, we have acted on behalf of the board of directors of TBI and will receive a fee for this Opinion. We will also receive compensation for other advisory services related to the Merger which are not contingent upon the consummation of the Merger. TBI has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement by TBI in connection with the Merger. During the past two years, we have not provided advisory services to TBI or RVRF.

For purposes of this Opinion and in connection with our review of the proposed Merger, we have, among other things:

1.	Reviewed the terms of the Agreement;

2.

Participated in discussions with TBI management concerning TBI’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, and TBI’s future financial performance;

[1]

This opinion was issued on June 4, 2019 and subsequently reissued solely to reflect an immaterial correction to the number of outstanding shares of TBI common stock and a corresponding increase in the Deal Value. The changes did not affect our analyses nor opinion.

15 Richard Arrington Jr Blvd N | Birmingham, AL 35203 | (205) 252-3681

Porter White Capital, LLC, Member FINRA

3.

Participated in discussions with RVRF management concerning RVRF’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, and RVRF’s future financial performance;

4.	Reviewed TBI’s or Trinity Bank’s audited financial statements for the years ended December 31, 2018, 2017, 2016 and 2015 and unaudited financial statements for the quarter ended March 31, 2019;

5.	Reviewed RVRF’s audited financial statements for the years ended December 31, 2018, 2017, 2016 and 2015 and unaudited financial statements for the quarter ended March 31, 2019;

6.	Reviewed certain financial forecasts and projections of TBI, prepared by its management;

7.

Reviewed certain financial forecasts and projections of RVRF, prepared by its management, as well as the estimated cost savings, revenue enhancements and related transaction expenses expected to result from the Merger;

8.	Analyzed certain aspects of TBI’s financial performance and condition and compared such financial performance with data of publicly-traded companies we deemed similar to TBI;

9.	Analyzed certain aspects of RVRF’s financial performance and condition and compared such financial performance with data of publicly-traded companies we deemed similar to RVRF;

10.

Compared the proposed financial terms of the Merger with the financial terms of certain other recent merger and acquisition transactions involving acquired companies that we deemed to be relevant to TBI; and

11.	Performed such other analyses and considered such other information, financial studies, investigations and financial, economic and market criteria as we deemed relevant.

In giving our Opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by TBI, RVRF and their representatives and of the publicly available information for TBI and RVRF that we reviewed. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of TBI or RVRF at March 31, 2019 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to, nor did we conduct a physical inspection of any of the properties or facilities of TBI or RVRF, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of TBI or RVRF, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No opinion is expressed as to whether any alterative transaction might be more favorable to holders of TBI common stock than the Merger.

With respect to the financial projections for TBI and RVRF used by us in our analyses, managements of TBI and RVRF confirmed to us that those projections reflected their respective management’s best currently available estimates and judgments of the future financial performance of TBI and RVRF. We assumed that the financial performance reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of TBI or RVRF since the date of the most recent financial statements made available to us, other than those changes which may have been provided by senior management of TBI and RVRF. We have

15 Richard Arrington Jr Blvd N | Birmingham, AL 35203 | (205) 252-3681

Porter White Capital, LLC, Member FINRA

assumed in all respects material to our analyses that TBI and RVRF will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements and that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice TBI received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our Opinion as expressed herein is limited to the fairness, from a financial point of view, of the Deal Value to be received by holders of TBI common stock in connection with the Merger and does not address TBI’s underlying business decision to proceed with the Merger. We have been retained on behalf of the board of directors of TBI and our Opinion does not constitute a recommendation to any director of TBI as to how such director should vote with respect to the Agreement. In rendering the Opinion, we express no opinions with respect to the amount or nature of any compensation to any officers, directors or employees of TBI or any class of such persons relative to the Deal Value to be received by the holders of TBI common stock in connection with the Merger or with respect to the fairness of any such compensation.

Except as provided in our financial advisory agreement dated April 24, 2019, this Opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time to any third party or in any manner or for any purpose whatsoever without our prior written consent. This letter is addressed and directed to the board of directors of TBI in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. The Opinion expressed herein is intended solely for the benefit of the board of directors of TBI and shareholders of TBI in connection with the matters addressed herein and may not be relied upon by any other person or entity or for any other purpose without our written consent. This Opinion was approved by principals of PWC.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Deal Value is fair to the holders of TBI common stock from a financial point of view.

Sincerely,

Porter White Capital, LLC

15 Richard Arrington Jr Blvd N | Birmingham, AL 35203 | (205) 252-3681

Porter White Capital, LLC, Member FINRA

ANNEX C

Article 13 of the Alabama Business Corporation Law

Ala. Code §§ 10A-2-13.01 – 10A-2-13.32

Division A: Right to Dissent and Obtain Payment for Shares

Section 10A-2-13.01: Definitions.

(1) “Corporate action” means the filing of articles of merger or share exchange by the judge of probate or Secretary of State, or other action giving legal effect to a transaction that is the subject of dissenters’ rights.

(2) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 10A-2-13.02 and who exercises that right when and in the manner required by Sections 10A-2-13.20 through 10A-2-13.28.

(4) “Fair Value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(8) “Shareholder” means the record shareholder or the beneficial shareholder.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.01; amended and renumbered by Act 2009-513, p. 967, §139.)

Section 10A-2-13.02 Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 10A-2-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 10A-2-11.04;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange by all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) To the extent that the articles of incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter’s shares because it:

(i) Alters or abolishes a preferential right of the shares;

(ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 10A-2-6.04; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for shares under this chapter may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.02; amended and renumbered by Act 2009-513, p. 967, §139.)

Section 10A-2-13.03: Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if:

(1) He or she submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.03; amended and renumbered by Act 2009-513, p. 967, §139.)

Division B: Procedure for Exercise of Dissenters’ Rights.

Section 10A-2-13.20: Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Section 10A-2-13.02 is taken without a vote of shareholders, the corporation shall (1) notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken; and (2) send them the dissenters’ notice described in Section 10A-2-13.22.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.20; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.21: Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is submitted to a vote at a shareholder’s meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment or his or her shares if the proposed action is effectuated; and (2) must not vote his or her shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his or her shares under this article.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.21; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.22: Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 10A-2-13.21.

(b) The dissenters’ notice must be sent no later than 10 days after the corporate action was taken, and must:

(1) State where the payment demand must be sent;

(2) Inform holders of shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is delivered; and

(5) Be accompanied by a copy of this article.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.22; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.23: Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in Section 10A-2-13.22 must demand payment in accordance with the terms of the dissenters’ notice.

(b) The shareholder who demands payment retains all other rights of a shareholder until those rights are canceled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment by the date set in the dissenters’ notice is not entitled to payment for his or her shares under this article.

(d) A shareholder who demands payment under subsection (a) may not thereafter withdraw that demand and accept the terms offered under the proposed corporate action unless the corporation shall consent thereto.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.23; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.24: Share restriction.

(a) Within 20 days after making a formal payment demand, each shareholder demanding payment shall submit the certificate or certificates representing his or her shares to the corporation for (1) notation thereon by the corporation that the demand has been made and (2) return to the shareholder by the corporation.

(b) The failure to submit his or her shares for notation shall, at the option of the corporation, terminate the shareholders’ rights under this article unless a court of competent jurisdiction, for good and sufficient cause, shall otherwise direct.

(c) If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of the shares.

(d) A transferee of the shares shall acquire by the transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.24; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.25: Offer of payment.

(a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Section 10A-2-13.23 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the offer, an income statement for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Section 10A-2-13.28; and

(5) A copy of this article.

(c) Each dissenter who agrees to accept the corporation’s offer of payment in full satisfaction of his or her demand must surrender to the corporation the certificate or certificates representing his or her shares in accordance with terms of the dissenters’ notice. Upon receiving the certificate or certificates, the corporation shall pay each dissenter the fair value of his or her shares, plus accrued interest, as provided in subsection (a). Upon receiving payment, a dissenting shareholder ceases to have any interest in the shares.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.25; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.26: Failure to take corporate action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment, the corporation shall release the transfer restrictions imposed on shares.

(b) If, after releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 10A-2-13.22 and repeat the payment demand procedure.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.26; amended and renumbered by Act 2009-513, p. 967, §141.)

Section 10A-2-13.27: Reserved.

Reserved.

Section 10A-2-13.28: Procedure if shareholder dissatisfied with offer to payment.

(a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, or reject the corporation’s offer under Section 10A-2-13.25 and demand payment of the fair value of his or her shares and interest due, if:

(1) The dissenter believes that the amount offered under Section 10A-2-13.25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make an offer under Section 10A-2-13.25 within 60 days after the date set for demanding payment; or

(3) The corporation, having failed to take the proposed action, does not release the transfer restrictions imposed on shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) within 30 days after the corporation offered payment for his or her shares.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.28; amended and renumbered by Act 2009-513, p. 967, §141.)

Division C: Judicial Appraisal of Shares.

Section 10A-2-13.30: Court action.

(a) If a demand for payment under Section 10A-2-13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided under the Alabama Rules of Civil Procedure.

(d) After service is completed, the corporation shall deposit with the clerk of the court an amount sufficient to pay unsettled claims of all dissenters party to the action in an amount per share equal to its prior estimate of fair value, plus accrued interest, under Section 10A-2-13.25.

(e) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(f) Each dissenter made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. If the court’s determination as to the fair value of a dissenter’s shares, plus accrued interest, is higher than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), the corporation shall pay the excess to the dissenting shareholder. If the court’s determination as to fair value, plus accrued interest, of a dissenter’s shares is less than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), then the clerk shall return the balance of funds deposited, less any costs under Section 10A-2-13.31, to the corporation.

(g) Upon payment of the judgment, and surrender to the corporation of the certificate or certificates representing the appraised shares, a dissenting shareholder ceases to have any interest in the shares.

(Acts 1994, No. 94-245, p. 343, §1; ; §10-2B-13.30; amended and renumbered by Act 2009-513, p. 967, §143.)

Section 10A-2-13.31: Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Section 10A-2-13.30 shall determine all costs of the proceeding, including compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 10A-2-13.28.

(b) The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 10A-2-13.20 through 10A-2-13.28; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.31; amended and renumbered by Act 2009-513, p. 967, §143.)

Section 10A-2-13.32: Status of shares after payment.

Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this chapter provided, may be held and disposed of by the corporation as in the case of other treasury shares, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange may otherwise provide.

(Acts 1994, No. 94-245, p. 343, §1; §10-2B-13.32; amended and renumbered by Act 2009-513, p. 967, §143.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Alabama Business Corporation Law

The Alabama Business Corporation Law (“ABCL”), Sections 10A-2-8.50 – 8.58, empowers a corporation to indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if:

•	he conducted himself in good faith;

•

he reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation, and, in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

•	in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the relevant standard of conduct.

Unless ordered by a court, a corporation may not indemnify a director in connection with:

•	a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

•

in connection with any other proceeding with respect to conduct for which the director was adjudged liable on the basis that he received an improper benefit, whether or not involving action in his official capacity.

The ABCL further provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he is a director. The director must deliver to the corporation: (1) a signed written affirmation of his good faith belief that he has met the relevant standard of conduct described in the ABCL; and (2) his written undertaking to repay any funds advanced if he is not entitled to indemnification under the ABCL and it is ultimately determined under the ABCL that he has not met the relevant standard of conduct described in the ABCL. The undertaking required must be an unlimited general obligation of the director. It need not be secured and may be accepted without reference to the financial ability of the director to make repayment. A determination must also be made that the facts known to those making the determination would not preclude indemnification under the ABCL.

A corporation may not indemnify a director as described above unless authorized by:

•	the board of directors assuming the presence of a quorum or, if a quorum cannot be obtained, by a majority of the members of a committee of two or more qualified directors appointed by such a vote;

•	special legal counsel selected in accordance with the ABCL; or

•	the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a qualified director may not be voted on the authorization.

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A corporation may also indemnify and advance expenses to officers and employees of the corporation who is a party to a proceeding because he is an officer to the same extent as for a director.

River Financial Articles of Incorporation

The articles of incorporation of River Financial contain a provision which, subject to certain exceptions eliminates the liability of a director or officer to it or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

River Financial Bylaws

Under its bylaws, River Financial must indemnify any persons who may be indemnified under the ABCL.

Insurance Coverage

River Financial maintains directors and officers insurance and other insurance to provide coverage for directors, officers and employees as part of their service for River Financial and River Bank & Trust.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)

That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of June 4, 2019, by and between River Financial Corporation and Trinity Bancorp, Inc. (attached as Annex A to the proxy statement/ prospectus, which is part of this registration statement).

3.1	Articles of Incorporation of River Financial Corporation, as amended, included as Exhibit 3.1 in the River Financial Corporation Form 10-Q filed May 7, 2019 and incorporated herein by reference.

3.2	Bylaws of River Financial Corporation, as amended, included as Exhibit 3.2 in the River Financial Corporation 10-K filed March 28, 2016 and incorporated herein by reference.

4.1	Article IV and Article V of the Articles of Incorporation, as amended, filed at Exhibit 3.1 to the Registrants’ Form 10-Q filed May 7, 2019, and Article II and Article VI of the bylaws, as amended, included as Exhibit 3.2 of the Registrants’ Form 10-K filed March 28, 2016, and incorporated herein by reference.

5.1	Opinion of Jones Walker LLP as to the legality of the shares of River Financial common stock to be issued in the merger.

8.1	Form of Opinion of Jones Day regarding tax matters.

10.1	River Financial 2006 Stock Compensation Plan filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.2	River Financial Change in Control Agreement for Jimmy Stubbs filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.3	River Financial Change in Control Agreement for Kenneth H. Givens filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.4	River Financial Change in Control Agreement for Joel K. Winslett filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.5	River Financial Change in Control Agreement for Ray Smith filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.6	River Financial Change in Control Agreement for Boles Pegues filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.7	Form of Change in Control Agreement for Robbin Thompson.

10.8	River Bank & Trust Form of Warrant Agreement, assumed by River Financial filed as Exhibit 10.9 to the Registrant’s Registration statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

10.9	River Financial 2015 Incentive Stock Compensation Plan filed as Annex E to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and the amendment thereto included Exhibit 10.2 in the River Financial Form 10-Q filed May 7, 2019 and incorporated herein by reference.

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Exhibit No.	Description of Exhibit

10.10	Loan Agreement between River Financial Corporation and CenterState Bank filed as Exhibit 10.1 to the Registrant’s Form 8-K/A filed November 2, 2018 and incorporated herein by reference.

10.11*	Agreement and Plan of Merger, dated as of July 10, 2018, by and among River Financial Corporation, River Acquisition Corporation and PSB Bancshares, Inc. filed as Exhibit 2.1 on Form 8-K, filed on July 16, 2018 and incorporated herein by reference.

21.1	Subsidiaries of River Financial Corporation, filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form S-4, registration no. 333-205986 filed on July 31, 2015 and incorporated herein by reference.

23.2	Consent of Jones Walker LLP (included in Exhibit 5.1).

23.3	Consent of Jones Day (included in Exhibit 8.1).

23.4	Consent of Porter White.

23.5	Consent of Brunson, Wilkerson, Bowden & Associates, P.C.

23.6	Consent of Mauldin & Jenkins LLC.

24.1	Power of Attorney (included on the signature page of this registration statement).

99.1	Form of Proxy Card of Trinity Bancorp, Inc.

101	Interactive Data Files.

*	Schedules omitted. Registrant agrees to furnish a copy of any omitted schedule to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prattville, State of Alabama, on August 21, 2019.

RIVER FINANCIAL CORPORATION

By:	/s/ James M. Stubbs
James M. Stubbs
President and Chief Executive Officer
(Duly Authorized Representative)

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James M. Stubbs and Kenneth H. Givens, and each or either one of them, as his true and lawfully attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file (a) with the Securities and Exchange Commission (or any other governmental or regulatory authority), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, relating to the registration under the Securities Act of 1933 of common stock of River Financial Corporation to be issued in the merger between River Financial Corporation and Trinity Bancorp, Inc., authorized by resolutions adopted by the Board of Directors on June 4, 2019, and (b) with the securities agencies or officials of various jurisdictions, all applications, qualifications, registrations or exemptions relating to such offering under the laws of any such jurisdiction, including any amendments thereto or other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of the, full power and authority to do an d perform each and every fact and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratify and confirm all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated and on the date set forth below.

/s/ James M. Stubbs James M. Stubbs	CEO and Director (Principal Executive Officer)	*

/s/ Kenneth H. Givens Kenneth H. Givens	Chief Financial Officer (Principal Financial and Accounting Officer)	*

/s/ Larry Puckett Larry Puckett	Director and Chairman of the Board	*

/s/ John A. Freeman John A. Freeman	Director	*

/s/ Charles Herron Charles Herron	Director	*

/s/ Charles R. Moore Charles R. Moore	Director	*

/s/ W. Murray Neighbors W. Murray Neighbors	Director	*

/s/ Gerald R. Smith Gerald R. Smith	Director	*

/s/ Jim L. Ridling Jim L. Ridling	Director	*

/s/ Vernon B. Taylor Vernon B. Taylor	Director	*

*	August 21, 2019

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